
5G
Let's Get It
Started!
2025 Integrated
Annual Report


5G
coming soon across Türkiye



Table of Contents

5 • About the Report
6 • Message from the Chairman of the Board
8 • Message from the CEO

Turkcell at a Glance

12 • Turkcell Group Companies
13 • Our Brand
15 • Turkcell Group in 2025
20 • Our Lines of Business

Positive Imprint in Sustainability

30 • Sustainability Governance
33 • Sustainability Priorities
37 • Our Stakeholders
40 • Supported Sustainable Development Goals
43 • Value Creation Model

Strong Corporate Governance

50 • Board of Directors
51 • Management Team
52 • Top Management of Our Group Companies

Financial Capital

54 • Strong Financial Performance
61 • Transparent Financial Management
62 • Investor Relations

Value Creation

67 • Digital Technologies and Innovation
76 • Business Ethics and Legal Compliance
85 • Business Continuity and Responsible Value Chain

Value Ecosystem

97 • Data Privacy and Cybersecurity
99 • Digital Inclusion and Customer Experience
109 • Decent Workplace
124 • Local Development and Domestic Technologies
127 • Corporate Social Responsibility

Environment

131 • Management of Climate Impacts
138 • Circular Economy Practices



Appendices

Click here to view Appendices.

Interactive PDF Guide

This report is designed as an interactive PDF document.


Table of Contents


turkcell.com.tr/en


TSRS Report

- Environment
- Social
- Governance



Hello!

About the Report

Our sixth Integrated Annual Report aims to provide a transparent, holistic, and reliable overview of our company's environmental, social, and governance (ESG) performance.

View the Consolidated Financial Statements in the Appendices



Go to **the relevant section.**

This report has been prepared by Turkcell İletişim Hizmetleri A.Ş. in accordance with the **Global Reporting Initiative (GRI) 2021 Universal Standards** and covers the period from January 1, 2025, to December 31, 2025. Prepared in accordance with the Turkish Commercial Code (TCC), the Capital Markets Board of Türkiye (CMB) Communiqué Serial: II, No. 14.1 on "Principles Regarding Financial Reporting in Capital Markets," and the "Integrated Reporting Framework Principles" published by the International Integrated Reporting Council (IIRC), our sixth Integrated Annual Report aims to provide a transparent, holistic, and reliable overview of our company's environmental, social, and governance (ESG) performance. We considered stakeholder expectations and sustainability priorities during the preparation of the report and addressed in detail the social and environmental impacts of our activities.

All Turkcell Group subsidiaries and affiliates listed in Footnote 39 of the Consolidated Financial Statements presented in the Appendices **are included in our sustainability disclosures.** Unless otherwise stated, the data presented on social and environmental performance covers our **Türkiye operations**, which constitute a significant portion of our activities. Through this approach, we ensure a holistic assessment of our focus areas in identifying sustainability priorities and monitoring performance.

We undertake independent assurance audits at our company for processes including the Integrated Annual Report, the TSRS-compliant sustainability report, the renewal of ISO certifications, and the monitoring of key performance indicators linked to certain bank loans.

At our company, the Board of Directors and Senior Management actively participate in selecting the assurance provider and in determining the scope of assurance to be obtained, thereby strengthening the governance structure in line with the principles of transparency and accountability.



This sustainability report has been prepared for Turkcell İletişim Hizmetleri A.Ş. **and all Turkcell Group subsidiaries for the same period and scope as the year-end consolidated financial report** of December 31, 2025. The consolidated structure of the company forms the basis of this report; within this framework, there is no separate provision for minority interests.

For further information on the activities carried out within the scope of the Turkcell Integrated Value Creation Model, our financial performance, and our future sustainability targets, or to share your views and suggestions, you may contact us via **dahaiyibirdunya@turkcell.com.tr** All feedback from our stakeholders is of great importance for the continuous improvement of our sustainability approach.



Message from the Chairman of the Board



Şenol Kazancı

Turkcell
Chairman of the Board

Dear Valued Stakeholders,

While 2025 was a period of post-pandemic normalization and rebalancing for the global economy, it was also a critical year marked by the emergence of new widespread uncertainties. In Türkiye, we concluded 2025 as a year of transition and stability during which we reaped the rewards of the economic program in place. During this period, digitalization and infrastructure investments became even more prominent as fundamental drivers of growth and competitiveness. Innovative technologies, particularly artificial intelligence and data security became priority issues not only for technology companies but also for states and all sectors.

As Turkcell, we consider it our core responsibility to follow these trends in order to support investments that contribute to Türkiye's digital economy, to generate sustainable value, and to deliver long-term growth for all our stakeholders. In line with this approach, in 2025, we continued to take planned and disciplined steps in critical areas to advance Türkiye's digital infrastructure.

The 5G tender held by the Information and Communication Technologies Authority (ICTA) on October 16, 2025, marks a significant milestone in Türkiye's technological transformation journey. As a natural reflection of our company's commitment to infrastructure investments, our long-term growth strategy, and Türkiye's vision for digitalization, we secured the largest capacity in the tender, bolstering our position as the sector leader. With 5G set to be launched in 2026, we anticipate an acceleration of technology-driven transformation across manufacturing industries, infrastructure, and all service sectors. In this context, while expanding our mobile network to facilitate 5G, we continued our fixed infrastructure investments by increasing both the number of households with access to high-speed fiber and the fiberization rate of our base stations. In our fixed infrastructure, winning the BOTAŞ fiber infrastructure tender and thus extending the usage rights we have held since 2009 for an additional 15 years was another key achievement in 2025.

Another strategic move we made this year was in the area of data center and cloud technologies. While continuing to expand the capacity of our existing data centers, we signed an agreement deemed to be historic for Türkiye, leveraging our vast experience and the capabilities provided by our robust digital infrastructure. We initiated a long-term strategic partnership with Google Cloud to establish Türkiye's first hyperscale cloud region. This collaboration will support Türkiye's goal of becoming a regional technology hub, while also making critical contributions to strengthening data sovereignty and accelerating the digital transformation processes of institutions. This agreement, which tangibly demonstrates the trust that global technology brands place in Türkiye and Turkcell, will enable institutions to manage innovation, scaling, and operational expansion far more efficiently.

At the same time, we have steadily continued our sustainability-focused efforts, which the Board of Directors has positioned among our strategic priorities. To optimize our energy costs using renewable energy, we began operations at additional plants, reaching 87 MW active capacity. Through our investments in this area and our SBTi-approved carbon footprint reduction targets, we continue to maintain our leadership in climate action while inspiring all our stakeholders through transparent and accountable reporting.

As the first and only Turkish company dual-listed on Borsa İstanbul and the NYSE, compliance with the regulations of both countries, as well as transparency, accountability, and strong corporate governance principles, ranks among our highest priorities. We implement our internal control and internal audit systems effectively and take steps to continuously improve our corporate governance processes. This approach significantly helps maintain international investor confidence and support our company's long-term value generation objectives.

We strongly demonstrate the responsibility that comes with being "Türkiye's Turkcell" in our social contribution efforts. Reaching 12 million people in its twelfth year, our Writers of the Future project has become Türkiye's largest software community. Through our "Recycle into Education" project, we have collected and recycled more than 60 tons of electronic waste to date, providing access to quality educational support for hundreds of our children. It was a source of great pride for us that our Digital Spring project, which brought our elderly living in nursing homes closer to technology, was honored with the 'Grand Award' at the IPRA Golden Awards.

Our Whiz Kids project, in its tenth consecutive year, reached 87 classrooms across 55 provinces. In addition, we supported education through digital tools by launching the Teacher Information Service and the School Parent Assistant services for teachers and parents via our digital messaging platform BiP. We continued to contribute to qualified employment this year through GNÇYTNK, our recruitment program that enables young talents to launch their careers by charting their own paths. Our program attracted a record number of more than 62,500 applicants in 2025.

In addition, as Turkcell, a company that has supported more than 25 sports disciplines over the past 20 years, we signed a notable sponsorship agreement with the Turkish Basketball Federation, becoming the Title Sponsor of the Basketball Development Center and the Main Sponsor of the National Teams for a five-year term. Turkcell's new journey in basketball represents a significant social investment aimed at both today's and tomorrow's stars.

As a result of our company's vision and the disciplined and innovative efforts of Turkcell employees at every level, we once again featured this year among the world's most prestigious rankings. After being included in Forbes magazine's "World's Best Employers" ranking last year, Turkcell was named one of the "World's Best Companies" in 2025 in a study conducted by TIME magazine. Ranked among the top three companies in Türkiye, our company also placed in the top five among global telecommunications companies.

In this operating period, marked by sustained visionary investments in Türkiye's digitalization journey, our reinforced focus on long-term value generation, and the growth of community-focused projects, we maintained our uninterrupted dividend distribution since 2016, paying a gross dividend of TRY 8 billion for 2024. We will maintain our dividend distribution policy, which reflects Turkcell's strong financial structure and our commitment to delivering consistent value to shareholders, in the upcoming period.

Following our vision to become a leading technology company shaping Türkiye's digital economy and acting as a transformative force across every area of digitalization, and with full awareness of our responsibility to our customers, shareholders, and our country, we will take Turkcell brand even further in 2026. Guided by this vision, we will continue to bring the latest global technological innovations to Türkiye simultaneously.

Our investments in 5G, fiber, data centers and cloud technologies, artificial intelligence, and renewable energy will continue at a high pace; in line with our corporate and national interests, we will resolutely pursue our dedicated efforts to accelerate digital transformation and enhance our country's technological competitiveness. We would like to take this opportunity to extend our sincere thanks to all our employees, customers, business partners, and esteemed shareholders for their trust in and contributions to Turkcell's technology leadership and Türkiye's digital future.

Best Regards



Message from the CEO



Dr. Ali Taha Koç

Turkcell
CEO

Dear Esteemed Stakeholders,

2025 was a year of exceptional achievements for Turkcell. Even for Turkcell, which has always led innovation and whose culture is defined by striving for excellence, it was a truly remarkable year. During this period, we have taken historic steps to strengthen our infrastructure while maintaining our strong financial and operational performance.

As Türkiye's leading telecommunications and technology company, our infrastructure comprises three core components: our mobile network, unrivaled since day one; our competitive fixed network, delivering end to end fiber connectivity to more than six million households; and our data centers, which rank first in the country in terms of both total capacity and technical competence**. In 2025, we achieved significant milestones across all these three areas, securing our leadership for the future.**

In the mobile segment, the 5G tender held on 16 October 2025, a decade after the 4.5G tender, marked this year's most important milestone. In the tender organized by ICTA, we secured 160 MHz, the maximum bandwidth available under the tender specifications, as well as priority rights in band position selection. As a result, we emerged as the undisputed winner of the tender and further extended our lead in total capacity. With the 700 MHz and 3.5 GHz bands we acquired for USD 1.47 billion (including VAT), we will deliver stronger coverage alongside higher capacity and speed, enabling us to simultaneously meet low-latency and high-speed connectivity requirements even in densely populated areas with heavy data traffic. We will further strengthen Superbox, which already holds a strong market share in fixed wireless access (FWA) and provide our customers with fiber-speed internet. With 5G, industrial transformation across sectors such as manufacturing, transportation, healthcare and education will gain even greater momentum through our leadership and strength.

In our fixed network, another key component of our infrastructure, we forged significant partnerships domestically and internationally. By winning the infrastructure tender completed in May, we extended our collaboration with BOTAŞ, which has been ongoing since 2009, for an additional 15 years. As a result, we preserved the nationwide backbone of our network while retaining the flexibility to expand it as necessary. In addition, we signed the Subsea Cable Project cooperation protocol with Telecom Italia Sparkle, marking a first for Türkiye. Through this investment, we will increase Türkiye's international outbound capacity while establishing a completely new route to strengthen network redundancy, a parameter of growing importance.

In the field of data centers and cloud technologies, we assumed a pioneering role in a high-potential market through the strategic partnership agreement we signed with Google Cloud to establish Türkiye's first hyperscale cloud region. Encompassing a total investment of USD 3 billion, including USD 2 billion to be contributed by Google Cloud, this agreement marks a turning point for our country in advancing cloud adoption and securing data sovereignty. Thanks to this investment, Türkiye will further bolster its position as a digital bridge between Europe, Asia, and the Middle East. Paving the way for AI-driven initiatives in our country, this investment will also enable Türkiye's digital ecosystem to achieve faster growth.

We also pressed ahead with our other initiatives that will reinforce these milestones and generate lasting value for our country's technology ecosystem. In pursuit of this objective, we forged partnerships with top-tier companies across their sectors, reflecting our strategy of generating value through superior technology. In critical areas such as AI-powered networks, 5G and cloud infrastructures, we entered into more than 20 strategic partnerships with leading global technology companies, as well as numerous national technology firms, notably ULAK.

Through the support we provide to our country's technology ecosystem in R&D, software, product development, and technology supply, we played a significant role in increasing localization rates and providing long-lasting added value for our national economy.

As we executed these initiatives, which may be viewed as long-term investments, we achieved financial and operational results above expectations. Without compromising financial discipline, we demonstrated strong growth and closed 2025 with revenues of TRY 241.5 billion, increasing by 10.7 percent; an EBITDA of TRY 104.0 billion, rising by 13.8 percent; and an EBITDA margin of 43.1 percent.

As the leading operator in the mobile telecommunications market, we achieved our highest net postpaid subscriber growth in 26 years with 2.4 million additions in 2025, bringing our total mobile subscriber base to over 39.1 million. Our postpaid subscriber ratio, a strategic focus given its significant contribution to revenue, rose by 4.7 percentage points year-on-year to reach 80.7 percent.

Through our micro-segmentation management approach, our upselling actions and the increase in our postpaid subscriber ratio, we achieved 10.6 percent year-on-year growth in mobile blended ARPU (excluding M2M).

In the fixed segment, we accelerated our pace of fiberization via increased infrastructure investments. We expanded end-to-end fiber access to 405 thousand additional households, bringing the total to 6.3 million, while our fiber subscriber base increased to 2.6 million. Strengthened through content partnerships and technological innovations, TV+ reached 2.5 million customers.

Our techfin ecosystem, which supports our revenue diversification and accounts for 5.7 percent of our consolidated revenues, outperformed Turkcell Group in 2025 with a revenue growth of 21.1 percent.

Our digital payments brand Paycell saw its revenue growth driven primarily by POS and mobile payment services, further supported by products and services designed to enhance user experience. In addition, Financell, distinguished by its fast and flexible financing solutions, successfully maintained the healthy growth trend in its loan portfolio.

At Turkcell, our focus on sustainability is integral to our business. Through our initiatives in this area, we maintained our position as the pioneer of our sector in 2025. With our wind power plant (WPP) in İzmir Karadağ currently in operation, our solar power plants (SPPs) located in Uşak, Van, Balıkesir, Karaman, and Yozgat, and our other planned sustainability investments, we remain committed to achieving our 'net zero' target by 2050.

As Türkiye's Turkcell, we did not waver in our social responsibility and community engagement initiatives in 2025. Through our projects such as Writers of the Future, Whiz Kids, Digital Spring, and Turkcell Volunteers, as well as the sponsorship we provide to our national teams and athletes, we reinforced our corporate citizenship approach with our mentality of creating lasting social benefit.

As the company that published Türkiye's first integrated annual report, in line with our principle of transparency and accountability, we present our interactive report prepared in a simpler format that is easier to navigate this year for the benefit of all our stakeholders.

I would like to thank our Board of Directors, who have guided us with their strategic vision and support throughout this journey, and all Turkcell employees, who have completed the year with great success. We will persist in our efforts to deserve the loyalty of our customers who are our greatest source of strength, and the confidence of all our stakeholders.

Within this framework, we will continue our comprehensive and results-oriented infrastructure investments in 2026 while maintaining our strong financial and operational performance targets. Through our initiatives in priority areas such as artificial intelligence, cloud technologies, data centers, energy efficiency, and techfin, we will further strengthen our leadership in technology. We will take on a strategic role in our country's 5G journey, planned to begin on April 1, 2026, and be the one again to deliver the very best service: **Let's get it started with the power of Turkcell 5G!**

Best Regards



Sustainable Development Goals





8 9 16

Capitals

- Financial
- Intellectual



Turkcell at a Glance

12 Turkcell Group Companies

13 Our Brand

15 Turkcell Group in 2025

16 Strategic Developments

17 Managerial Assessment for 2025

20 Our Lines of Business

22 Telecommunication Services

23 Digital Services

24 Digital Business Services

26 Digital Financial Services

Turkcell at a Glance

Turkcell İletişim Hizmetleri A.Ş., the leading company in the telecommunications and technology sectors in Türkiye, is headquartered in Maltepe, Istanbul. Turkcell began its operations in 1994 as a mobile communications company and has since expanded its scope first as an integrated communications operator and later as a digital operator. **Guided by its vision of "superior digital services for a better future", the company aims to deliver end-to-end communication and technology solutions to its individual and corporate customers.**

For more information on Turkcell:

 Visit **turkcell.com.tr**

Turkcell provides voice, data, and broadband internet services through its mobile and fixed networks, and enriches the digital experience with services such as **BiP, TV+, lifebox**, and **fizy**. Through its financial technology solutions positioned under the **Paycell** brand, the company integrates payment and other digital financial services into its ecosystem. Under the **Financell** brand, Turkcell offers financing solutions across a wide range, primarily for technological product needs, through both physical and online channels.

As part of its technology services for corporate customers, Turkcell supports the digital transformation of organizations through **data center and cloud solutions, cybersecurity, IoT, and big data applications.** This portfolio is positioned as a structure that complements connectivity services and reinforces the company's role as a technology provider.

Through the strong and dynamic ecosystem it has built with its group companies, Turkcell continues to generate value not only through its core operations in Türkiye but also in the fields of mobile communications and technology solutions via its subsidiaries in the **Turkish Republic of Northern Cyprus and Belarus.**

In line with its omnichannel customer experience strategy, Turkcell always prioritizes customer satisfaction, service continuity, and data security. By delivering consistent, accessible, and reliable service across all touchpoints, this approach aims to enhance stakeholder satisfaction and constitutes a key component of the company's sustainable growth and social impact strategies.

Turkcell shares have been listed simultaneously on the **New York Stock Exchange (NYSE)** and **Borsa İstanbul (BIST)** since July 2000, making the company the first and only Turkish company to be traded on both exchanges at the same time. The company's debt instruments are traded on **Euronext Dublin.** This presence in international markets reflects Turkcell's strong corporate governance structure and its transparency-driven financial approach.

With its sustainability-focused business model, Turkcell is included in the **sustainability indices of London Stock Exchange Group (LSEG), Morgan Stanley Capital International Inc. (MSCI), Standard & Poor's (S&P) Global, and FTSE4Good, as well as the BIST Sustainability 25 Index**, confirming that the company offers investors long-term value generation potential within the framework of ESG criteria.

Our Vision

Superior digital services for a better future

Our Mission

To add value along our customers' digitalization journey, enriching their lives - both in Türkiye and throughout the World - ever improving our competencies and robust ecosystem



Turkcell Shareholder Structure (Nominal Thousand TRY)


Total
2,200,000
576,400
TVF[2]
26.2%
54.0%
19.8%
1,188,000
Publicly Traded Shares[1]
435,600
IMTIS Holdings S.A.R.L.

(1) Publicly traded shares also include American Depositary Receipts (ADRs) traded on the NYSE.
(2) TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş., a wholly-owned subsidiary of the Türkiye Wealth Fund.


Turkcell İletişim Hizmetleri A.Ş.

- Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş.
- CJSC Belarusian Telecommunication Network
  - Lifetech LLC
- Eastasian Consortium B.V.
- Turktell Bilişim Servisleri A.Ş.
  - TDC Veri Hizmetleri A.Ş.
  - Kule Hizmet ve İşletmecilik A.Ş.
    - Beltower LLC
  - Paycell LLC
  - Turkcell Finansman A.Ş.
    - Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (91%)
      - Paycell Europe GmbH
      - Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.
    - Turkcell Dijital Sigorta A.Ş.
    - Turkcell Sigorta Aracılık Hizmetleri A.Ş.
  - Turkcell Dijital İş Servisleri A.Ş.
  - Superonline İletişim Hizmetleri A.Ş.
    - Lifecell TV Yayın ve İçerik Hizmetleri A.Ş.
  - Turkcell Enerji Çözümleri ve Elektrik Satış Tic. A.Ş.
    - Boyut Grup Enerji Elektrik Üretim İnş. San. ve Tic. A.Ş.
  - Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş.
  - Turkcell Gayrimenkul Hizmetleri A.Ş.
    - Türkiye'nin Otomobili Girişim Grubu San. ve Tic. A.Ş. (23%)
  - Lifecell Dijital Servisler ve Çözümler A.Ş.
    - Lifecell Müzik Yayın ve İletim A.Ş.
  - Turkcell Satış A.Ş.
- Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (9%)
- Lifecell Ventures B.V.
  - BiP Digital Communication Technologies B.V.
    - BiP İletişim Teknolojileri ve Dijital Servisler A.Ş.
  - Yaani Digital B.V.
- Kıbrıs Mobile Telekomünikasyon Limited
  - Lifecell Digital Limited
    - Turkcell Dijital Teknolojileri Limited
- Turkcell Teknoloji Araştırma ve Geliştirme A.Ş.

Overview as of December 31, 2025.

Percentages (%) represent the share ownership of the company.

Unless otherwise stated, all shares are 100%.

Companies liquidated or dissolved during 2025 (Dijital Eğitim Teknolojileri A.Ş., Rehberlik Hizmetleri Servisi A.Ş., Lifecell Bulut Çözümleri A.Ş., Artel Bilişim Servisleri A.Ş., EB Metal Sac Profil Ticaret ve Sanayi A.Ş.), as well as Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş. and other companies invested in by Turkcell VCIF are not included in the chart.

Our Brand

Since its inception, Turkcell has been a brand centered on people and its nation, serving its customers and Türkiye, producing and innovating, continuously advancing, fostering development, and reinforcing both its own strength and that of Türkiye through technology investments.

2025 was a year in which we made a major leap in communications, driven by our campaigns and agenda in which the 5G tender has been the most notable item.

As one of Türkiye's most loved and trusted brands, we added Teknocan to our brand assets. Teknocan, representing artificial intelligence and robotics, became part of our communication initiatives and became an ambassador representing the brand's transformation journey.

As a brand that has always placed the customer at the center with our mobile, fixed, and digital services, we launched campaigns that further strengthened our connection with our customers. Centering the principles of earning and sharing with Tumbara, an innovative system that eliminates the sense of "waste" by converting unused GB, voice minutes, and SMS remaining in packages at the billing date into points, and with Turkcell Ailem (My Turkcell Family), we promoted solutions such as GB transfers within the family, stretching the boundaries of the market.

Our highly popular films "Are You a Turkcell Customer?" and "Everyone Needs a Tow Truck" communicated Turkcell's leadership in network quality.

With the slogan "TV+ is all you need," we once again showcased the enjoyable world of TV+ with its refreshed interface. On the occasion of its 10th anniversary, we reintroduced Turkcell Whiz Kids to a wider audience with an inspiring film, while taking the technological inclusion of seniors to the next level through the "Great Digital Spring Race" held during **Elderly Week as part of our Digital Spring project.**

According to an independent survey conducted by Ipsos in 2025, Turkcell ranked as the brand with the most memorable advertisement of the year.

At Turkcell, through our consistent and sustainable communication, we continue to bring our carefully crafted products and services to life with a strong customer experience, without compromising quality.

This consistent approach resonates not only in customer experience and brand perception, but also in the recognition we receive from the industry and independent bodies. Throughout 2025, our communication initiatives, productization efforts, and technology-driven transformation steps were recognized with various awards on national and international platforms.

Awarding Organization	Award Information
HR Brilliance Awards	Innovative Use of Technology in HR Gold
CX Awards Turkey	Special Award for Use of Artificial Intelligence (Employee Experience)
EFFIE Awards	3 Awards (GNÇ Efsane Campaign, Paycell Payment Race, İş Turkcell Solutions Campaign)
MIXX Awards	Award for GNÇ Efsane Campaign
Supply Chain Excellence Awards	The Telecoms Supply Chain Excellence Award The Retail Supply Chain Excellence Award
37. Kristal Elma	18 Awards in Total
Brandverse Awards	6 Awards in Total
Customer Experience Awards	Best Use of AI Gold Best Use of Technology Gold Best ESG Framework Silver Best Use of Customer Insight and Feedback Bronze
Global Tech Awards	LegalTech 2025 Award
Freemove Summit	Best Acquisition Deal
Flexera 2025 Technology Intelligence	Impact of the Year – Honorable Mention
IDC Türkiye Future Enterprise Awards	Award in the Security and Trust Category
BSMC Excellence Awards	Award for the Employment Contract Project



Awarding Organization	Award Information
Felis Awards	Best Internal Communication Management – Felis Award
Brandon Hall Group	Best Advance in Assessment and Survey Technology Gold Best Advance in HR Predictive Analytics Technology Gold Best Generative AI Human Resource Technology Bronze Best Advance in Onboarding Technology Bronze
Stevie International Business Awards	Excellence in User-Centered Product Design Bronze Business Technology Solutions – Legal Solutions Bronze
Brandon Hall HCM Excellence Awards	Best Leadership Development Program Gold Best Association Professional Development Program Silver Best Candidate Experience Silver Best Workforce Planning and Management Silver Best Competencies and Skill Development Bronze Best Compliance Training Bronze Best HR Strategy and Measurement Approach Bronze Best Program for Upskilling Employees Bronze
Employer Brand Stars Awards	Employee Wellbeing Silver
PMI Turkey Chapter PMO Awards	Award in the Innovation and Adaptation Category
Gartner CSP – Eye on Innovation Awards	AI Based Auto Code Review System Second Place
The Hammers Awards	Best Employer Brand Team and Youth Communication Gold
One6G Summit Awards	Best Demo Award

Awarding Organization	Award Information
IPRA Golden World Awards	Digital Spring – Communication and Event Category Award
Time Dergisi	World's Best Companies 2025 Ranked 219th globally, 3rd in Türkiye
5G Core Summit	Best 5G SA Core Network Construction
The Fast Mode Awards	Cloud Native Network Leader – Growth Award
Glotel Awards	Fixed Network Evolution Award
Broadband Excellence	Network Infrastructure Innovation Excellence
Optical Pioneer Award	Best Innovation Partnership
IPv6 Forum	Best Practice of AI WAN
CC-Global Awards	Best AI/ML Integration Project of the Year
MWC 2025	Best Telco Cloud Platform Innovation
GTI Awards 2025	Innovative Breakthrough in Mobile Technology Award
Green All-Optical Networks Awards (IDATE)	Leading Sustainable Network Operator
OFC	Lightwave + BTR Innovation Optical Awards
Cisco Live	NSO Award

Turkcell Group in 2025

Turkcell Group companies operate with 24,290 employees in three countries: Türkiye, Belarus, and the Turkish Republic of Northern Cyprus.



BELARUS BeST

3.4
TRY Billion Revenue

1.6
Million Mobile Subscribers

TÜRKİYE
Turkcell Türkiye

220.3
TRY Billion Revenue

39.1
Million Mobile Subscribers

3.3
Million Fixed Subscribers

1.4
Million IPTV Subscribers

TURKISH REPUBLIC OF NORTHERN CYPRUS
Kuzey Kıbrıs Turkcell

2.5
TRY Billion Revenue

0.7
Million Mobile Subscribers

Strategic Developments

5G Tender

With the 5G tender held on October 16, 2025, our country is transitioning to a new mobile technology, a decade after 4.5G. In this landmark tender, we achieved the best possible outcome under the tender specifications.
By securing the maximum number of frequency blocks available, we obtained 160 MHz of bandwidth and gained priority band position selection rights in the 700 MHz and 3.5 GHz bands, thereby preserving and further extending our leadership in total spectrum holdings. With 5G operations scheduled to start on April 1, 2026, we aim to maintain our traditional leadership in the mobile segment by delivering high capacity and innovative solutions to both individual and corporate customers.

Google Cloud Partnership

On November 12, 2025, we announced a partnership with Google Cloud to establish our country's first hyperscale cloud region, aiming to fully leverage the vast potential of cloud and artificial intelligence technologies and to lead companies of all sizes in digital transformation and data sovereignty. This strategic collaboration envisions the launch of the first modules of an infrastructure in the 2028-2029 period that will be fully compliant with local regulations, offer high availability and low latency, feature enhanced cyber resilience, and prioritize regional data security. Within this scope, leveraging our Google Cloud Premier Partner capabilities, we have already begun offering more than 200 services within Google's global network. In this manner, we enable our customers to access services through the global cloud infrastructure until the local cloud region becomes operational, supporting their digital transformation processes without interruption.


5G


TURKCELL
Google Cloud



Collaboration with BOTAŞ

As announced in our statement on the Public Disclosure Platform (KAP) dated May 7, 2025, by winning the BOTAŞ fiber infrastructure tender, we extended our ongoing collaboration since 2009 for an additional 15 years. Under this agreement, which safeguards Turkcell's fiber backbone across the country, BOTAŞ's fiber infrastructure will be operated by Turkcell and utilized to support Turkcell's needs, including the option to invest in capacity increase as deemed necessary.

Türkiye - Italy Subsea Cable Project

The sub-Mediterranean infrastructure to be established under the Subsea Cable Project cooperation protocol we signed with Telecom Italia Sparkle on March 4, 2025 will be the first submarine fiber-optic cable to be built and operated in partnership with an operator in Türkiye. With this infrastructure starting operations, we will be taking a significant step forward in terms of both capacity and redundancy for Turkcell and our country.



Managerial Assessment for 2025

Strong revenue and EBITDA performance thanks to our diversified business model, dynamic pricing strategy, upselling actions and focus on postpaid subscribers

10.7%
Revenue increase

13.8%
Growth

241.5
TRY Billion revenue

104.0
TRY Billion EBITDA

17.8
TRY Billion profit from ongoing operations

22.6%
Increase

A leverage ratio well below the industry average, thanks to dynamic balance sheet management, and a net foreign exchange position managed proactively in line with market conditions

0.14x
Leverage ratio (1)

957
USD Billion
Net short foreign currency position (2)

Strong cash flow generation despite inflationary conjuncture and high investments

8.8 TRY billion free cash flow generation (3)


T.C. ULAŞTIRMA VE ALTYAPI BAKANLIĞI
BİLGİ TEKNOLOJİLERİ VE İLETİŞİM KURUMU
5G TOPLAM İHALE BEDELİ
3 MİLYAR 534 MİLYON $
(KDV DAHİL)
TURKCELL
MOBİL ELEKTRONİK HABERLEŞME HİZMET VE ALTYAPILARINA İLİŞKİN YETKİLENDİRME İHALESİ
(5G İHALESİ)

Mobile ARPU growth supported by price adjustments, fiber and postpaid subscriber focus and migration to higher packages

10.6%
Mobile ARPU growth (4)

15.4%
Residential fiber ARPU growth

(1) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation.

(2) Advance payments included..

(3) Free cash flow calculation includes EBITDA as reported under IFRS and the items specified in the statement of cash flows as reported under IFRS: cash outflows related to purchases of tangible and intangible fixed assets, changes in operating assets and liabilities, cash outflows related to lease payments, and tax payments.

(4) Average Revenue Per User (ARPU): A metric calculated by dividing the total revenue generated in a given period by the average number of revenue-generating users (subscribers/customers) during the same period. Excludes M2M.

Successful subscriber acquisition performance with strong infrastructure and rich value propositions

809
Thousand net mobile subscriber additions

119
Thousand net Turkcell fiber subscriber additions (5)

2.4M
Mobile postpaid net additions

31.5M
Postpaid subscriber base

788
Thousand total net additions (6)

Continued growth in data usage through digitalization, increased smartphone penetration, and 4.5G user growth

20 GB
Average monthly mobile data usage per user

9.9%
Growth



Successful performance of our diversified business model supporting group growth

21.1%
Growth in techfin revenues

41.0%
Growth in Paycell revenues

45.0%
Growth in Data Center and Cloud revenues

(5) As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through the infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.

(6) Mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers included.



Strong performance in sustainability indices

Outstanding performance in the LSEG ESG Index (7)

Listing in the BIST Sustainability 25 Index

Increasing momentum towards net zero targets

91,116 GJ
Energy savings

11
Thousand tons of CO2e emission reduction

87 MW
Total installed capacity

62 MW
With the start of new solar power plants adding a capacity of a 54 MW

Increased reuse practices within the scope of the circular economy

459,403 GJ
Energy generated at in-house renewable power plants

55
Thousand tons of CO_2e reduction in carbon footprint

Strengthening Türkiye's sector leadership in intellectual property

1,474
R&D employees

6
Number of ongoing Horizon 2020/Europe & Digital Europe projects

16
Ongoing TÜBİTAK-supported national projects

5,464
National patent applications (8)

1,247
Registered patents (8)

Promoting equal opportunities and diversity

34.3%
Women employee ratio

23.0%
Women manager ratio

37.1%
Women employees graduated from engineering departments

31.5%
Women employees in IT positions

87
Whiz Kids classes

55
Across cities

66+
Thousand students



(7) Whereas we ranked second in the LSEG ESG Index as of December 31, 2025, we have risen to first place in the January 2026 period.

(8) Data represents total number of patents obtained 2007-2025.

Our Lines of Business

While keeping up our core telecommunications operations at the highest level, we aim to drive growth by leveraging our strong technical infrastructure and accumulated operational expertise across other lines of business. In this context, we position **digital services, digital business services, and digital financial services** as our key focus areas, aligned with our priorities of addressing customer needs, diversifying revenues, and generating long-term value. At the core of this approach lies our commitment to **delivering a consistent customer experience through a people-oriented mindset across all strategic lines of business and conducting our activities in line with sustainability principles.** In the upcoming period, we will continue to generate value by leading the adoption of next-generation technologies, while prioritizing investments that support the continuity of our leadership and strengthen future infrastructure.

At the center of our investment and prioritization approach is the objective of maintaining our leadership in telecommunications, our core business. In line with this objective, we ensure continuity and service quality by further strengthening our future-ready infrastructure and service management capabilities, and deliver a trust-based customer experience.

This strong telecommunications infrastructure and service management approach also forms the foundation for our growth areas beyond telecom. In line with evolving technologies and changing customer expectations, we continue to position and scale our digital services and solutions within our portfolio. Recognizing the role of technology in promoting equal opportunity, we aim to make our services accessible to a broader range of users. Within this framework, **we support digital inclusion by continuing our efforts to expand access to information technologies for disadvantaged groups, as well as for young people and women.**

As we scale our digital services, another critical focus area accelerating this transformation is our data-driven digital business services. In this context, we build capabilities through data center and cloud solutions, big data analytics, and artificial intelligence projects, translating opportunities into tangible solutions and applications by maturing use cases aligned with customer needs. This approach strengthens our brand's position as a trusted business partner and enables us to lead Türkiye's digital transformation.

As we expand our data-driven capabilities, we also strengthen our techfin business models, which aim to generate scalable value in financial services through technology. Within this scope, we offer customers a range of digital payment options through our financial services portfolio and develop financing and insurance solutions that facilitate access to products and services.





Across all lines of business, we increase our capacity to generate value by systematically monitoring global technology trends and growth potential. **We deploy our technology and innovation capabilities to respond swiftly to evolving expectations and new use cases, structuring emerging opportunities into initiatives that translate into business outcomes.** To ensure organization-wide adoption of this approach, we collectively assess current trends each year through practices involving all employees and align our efforts in prioritized opportunity areas under a shared governance framework. We monitor our operations against short, medium, and long term targets to measure progress and update our resource allocation and implementation plans as necessary.

In line with our focus on leading value-generating advanced technologies, we support R&D activities in areas such as artificial intelligence, cybersecurity, and satellite technologies, continuing our efforts to deepen and expand technological capabilities. Accordingly, we aim to strengthen our competitiveness by accelerating the scaling of next-generation technologies.

Through the sustainability approach that forms one of our strategic priorities, we tangibly integrate the importance we attach to the environment and society into our business practices. Guided by our people-oriented perspective, we offer easy, consistent, and personalized digital experiences to our customers. By offering our employees a holistic experience that encompasses both development and well-being, we aim to build a value-creating and sustainable organization and strengthen our employer brand. Within this framework, we continue to deliver superior digital services for a better future by leveraging the complementary and equalizing power of technology.



Telecommunication Services

Turkcell has maintained its strong operational structure in 2025. In mobile communication services, we achieved solid growth through subscriber acquisition driven by brand perception, superior infrastructure, unmatched customer experience, and analytical capabilities; increasing data usage; upselling, strategy offering greater benefits, growth in the postpaid customer base; and price adjustments implemented to reflect inflationary pressures. The aggressive competitive environment that has persisted in the market since May 2024 intensified further in the second quarter of 2025, resulting in highly competitive market dynamics. **Despite this environment, we achieved the highest net postpaid subscriber gain of the last 26 years in 2025 at 2.4 million.** In 2025, although the number of tourists increased in line with the previous year, the impact of service providers offering alternative data solutions suppressed seasonal subscriber growth and prepaid new subscriber acquisition remained below 2024 levels.

We addressed increasing customer demands with innovative offers and options, and continued to provide appropriate solutions to customers by leveraging analytical capabilities. With our Gold Membership, which we offer exclusively to prepaid customers who make regular top-ups, granting access to numerous benefits upon completing certain steps, we achieved another industry first. We offered the Smart Control service, which prevents overcharges and eliminates bill shock for postpaid customers, free of charge to all customers, providing flexible, intelligent solutions tailored to usage habits. Through the Tumbara service launched in 2025, we enabled our customers to convert unused benefits from their packages into points during billing periods, developing innovative, savings-oriented approaches aligned with usage habits. With the My First Turkcell solution designed for children, we offer options tailored to families' needs. In addition, the usage habits of customers migrating to digital channels were reinforced through smart offers and win-win constructs.

Through the strategy of always standing by our customers, supported by innovative and comprehensive tariffs and additional benefits, as well as strong brand perception, superior infrastructure, and unique customer experience, we achieved 809 thousand net mobile subscriber gains and 788 thousand total net subscriber gains in 2025. Mobile blended ARPU (excl. M2M) recorded a strong annual growth of 10.6 percent, driven by price adjustments, increasing data usage, upselling actions and the expansion of the postpaid customer base. In this respect, we have delivered a balanced and healthy performance in both subscriber acquisition and ARPU growth in a highly competitive market.

As for fixed broadband, the focus on expanding fiber infrastructure continued in 2025, reaching 405 thousand new homepass and contributing to the country's digital transformation journey. During the same period, we increased our efforts to convert existing homepass investments into customer gains. Thanks to the expanding fiber infrastructure, 119 thousand net fiber broadband subscribers were acquired in 2025. The increase in the share of 12-month contract subscribers and high-speed plans, along with price adjustments and premium pricing in IPTV, resulted in a 15.4 percent growth in fixed residential fiber ARPU in 2025.



In areas where fiber access is limited, Superbox, which delivers high-speed internet over the mobile network and is preferred due to ease of installation and the quality of the Turkcell mobile network, reached 716 thousand users.

In 2025, amid intensifying competition, the mobile churn rate was managed at 2.3 percent, while the fixed churn rate was kept at 1.7 percent, influenced by market pricing strategies, increased competition, and the transition to a no-commitment structure in DSL.
In the corporate segment, in line with our strategy that prioritizes accelerating digital transformation, we develop tailored campaigns and solutions for tradespeople and SMEs. Through the packages we design, we help customers reduce operational costs and enhance their revenue potential, thereby strengthening customer satisfaction and loyalty while reinforcing our leadership position.

By enhancing our analytical capabilities, we deliver services that match customer needs and improve our efficiency. We optimize our business processes and enhance customer satisfaction through IVR process and content improvements, chatbot applications, and diversified payment options.

Digital Services

Turkcell matches and addresses user expectations through digital solutions it has developed across areas such as instant communication, personal cloud storage, digital advertising, digital TV, digital music, and gaming technologies. Accordingly, the company aims to support the customer experience holistically by offering products and services tailored to different use cases.

Beyond their individual performance, digital services such as TV+, BiP, fizy, GAME+, and lifebox support our core business by contributing positively to the ARPU levels of our telecommunications customers and strengthening loyalty to Turkcell.

We position our digital services and solutions as independent brands under the Turkcell umbrella. This approach strengthens the intellectual property and asset value creation potential of our brands, while also expanding opportunities for cross-usage and scaling within the ecosystem.

While maintaining a diverse product portfolio in our digital services that addresses both individual and corporate customer needs, we diversify our revenue base through price adjustments, advertising revenues, subscription models, and partnerships, thereby enhancing the value we deliver. This multi-revenue model approach strengthens the scalability of digital services while also supporting ecosystem synergies with our telecommunications business.

As remote and flexible work practices become more widespread, mobile applications, communication infrastructures, software solutions, and the cybersecurity of these systems have become increasingly critical priorities for businesses. In this context, through digital services such as BiP, lifebox, Digital Security Service, and Mobile Signature, we support organizations' communication and business continuity needs, while strengthening a trust-based user experience through the security standards we have developed.



In the field of entertainment and gaming technologies, we enable users to access high-quality gaming experience from anywhere without the need for high hardware investments through our next-generation gaming platform GAME+. Thus, we respond to the transformation in digital content consumption while creating new use cases and revenue opportunities within our digital services ecosystem.

Digital Business Services

In addition to its leading mobile network and widespread fiber infrastructure, which enable superior service quality, Turkcell operates 4 next-generation data centers with a total of 32 thousand square meters of white space, 54 MW installed capacity, and 50 MW active IT capacity. In line with our deep expertise in Data Center and Cloud and our strong technological infrastructure, a strategic partnership with Google Cloud was announced on November 12, 2025, to establish a hyperscale cloud region in Türkiye. This partnership aims to deploy the aforementioned hyperscale cloud infrastructure in phases starting in 2028–2029, ensuring low latency, high availability, and compliance with regulations requiring critical data to be hosted within the country.



In line with our position as Türkiye's largest data center operator, we act by the principle of **"keeping Türkiye's data in Türkiye"** to support data security and the protection of personal data privacy. Regulations requiring critical and sensitive data generated in our country to be stored in Türkiye strengthen data security and sovereignty, support Türkiye's ambition to become a regional hub for data hosting and transfer, and increase demand for our data centers, thereby contributing positively to the scaling of our business and our revenues.

With Turkcell Cloud services located at data centers, we enable organizations to locate their IT infrastructures within our data centers, supporting cost efficiency and providing a flexible and scalable infrastructure model. The cloud services we provide on fully redundant infrastructures deployed across 4 next-generation data centers **hold the ISO 27017 Cloud Information Security Certification. Turkcell is the first service provider in Türkiye to obtain this certification.**

To deliver services in compliance with the Presidential Circular on Information and Communication Security Measures and the relevant guidelines governing the security and digitalization of public data, we have made our Public Cloud services available for use by public institutions.

For the financial sector, **we obtained accreditation from the Central Bank of the Republic of Türkiye (CBRT) by establishing isolated cloud environments in line with the community cloud guideline issued by the CBRT.**

This enables financial institutions and credit institutions regulated and supervised by the relevant authority to receive Financial Cloud services within an environment fully compliant with their own regulatory requirements. Within the scope of our multi-cloud approach, we also support our customers' hyperscale cloud requirements through strategic partnerships with global cloud providers, in line with our strategy to address end-to-end cloud needs under a single service framework. This infrastructure and compliance approach also provides a foundational basis for data security, continuity, and sector-specific use cases.

As we improve our cloud and data center capabilities, we continue to expand our cybersecurity product portfolio and increase vendor diversity to enhance the reliability of services delivered on this infrastructure. To address the needs of different customer segments, we continue our productization efforts to strengthen our hardware-based and virtual firewall services, which offer threat analysis, reporting, centralized management, and automation capabilities, with complementary solutions.



In 2025, our cybersecurity portfolio was expanded to include Deep Security, which provides advanced protection in server security, and Turkcell EdgeAccess, a product that combines the services of Firewall, Hotspot, and compliance with Law No. 5651 into a single device. With these innovations, we continue to offer a more comprehensive and integrated service to organizations with an end-to-end protection approach that minimizes security risks. Through these developments, we aim to strengthen our position as a business partner delivering end-to-end cybersecurity services by enabling earlier detection of cyber threats and faster response.

Through our IoT (Internet of Things) solutions, which accelerate digitalization across the operational processes of our corporate customers, we provide customers with the ability to monitor and manage their devices, machines, and processes via cloud environments or in-house servers. Through energy efficiency scenarios, one of our key IoT focus areas, companies can measure their energy consumption in real time. This approach establishes a measurement–monitoring–improvement cycle, enabling the systematic management of energy performance.

In the manufacturing sector, **we support customers' efficient production objectives through our Digital Transformation Consulting, Digital Production Monitoring, Productivity Tracking, and Zero Carbon Emissions solutions.** We continue to address organizations' needs throughout their digital transformation journeys and the digitalization of business processes through a holistic approach under the Turkcell Digital Business Applications umbrella.

Our IoT and sectoral digital transformation solutions are complemented end-to-end through our managed services and system integration capabilities within digital business services. In this scope, utilizing our internal resources, products, processes, and technologies, along with our ecosystem of experienced industry experts, over 5,500 customized managed services and system integration projects have been implemented. Thus, high-value projects are managed end-to-end from a single source.

Together with our internal resources, extensive product portfolio, and leading technology partners, we develop scalable and reliable solutions tailored to the needs of our customers across various sectors such as manufacturing, healthcare, education, retail, finance, logistics, energy, and central and local governments.

From a sectoral perspective, we play a strategic role in the digital transformation and business continuity processes of institutions operating in critical sectors such as the defense industry. One of the most visible application areas of this sectoral approach is the healthcare sector. We provide technology solution services in eight city hospitals where we are in charge of technology infrastructure and management, implementing digital transformation applications that support operational continuity and service quality.

In addition, **by undertaking the development and management of technological infrastructure for strategic projects of the Ministry of Health, we contribute to the delivery of scalable and reliable digital services within the healthcare ecosystem. Başakşehir Çam and Sakura City Hospital, where we provide information technology infrastructure services, earned the HIMSS 7 certification, the highest level of digital hospital maturity, following an inspection conducted by an international commission in 2025.** With this result, the hospital holds the title of the largest hospital in Europe to receive the HIMSS 7 certification.

These large-scale implementations in the healthcare sector, as well as similar sectoral projects, require a strong partnership structure and effective governance. Accordingly, we strengthen our ecosystem under the "Partnership Program" and manage all our partners end-to-end through an integrated system via our Partner 360 model. Through this structure, we support standardization in collaboration processes, performance monitoring, and joint value creation, while diversifying and expanding our solution portfolio through global partnerships.

Mobility solutions offered under digital business services aim to enhance safety through vehicle and fleet management technologies, while supporting sectoral transformation through innovative digital applications. In line with our objective to contribute to Türkiye's mobility ecosystem, support has been provided to enhance the country's competitiveness in electric vehicles through the Togg project, in which we are among the shareholders. Togg, designed as Türkiye's first domestic electric vehicle and mass-produced since 2022, is now on the roads and we consider this as the tangible outcome of our contribution. Within the scope of the project, a significant milestone has been achieved in Türkiye's progress toward sustainable mobility.



Digital Financial Services



In line with the digitalizing needs of institutions and individuals, expectations for accessibility, speed, and security in financial services continue to increase. As part of this transformation, through our techfin focus area, we develop digital financial solutions that simplify daily life and **aim to enhance financial inclusion by delivering fast, secure, and accessible services through our Paycell, Financell, and Wiyo brands**.

As Paycell, we offer a single integrated experience for individual customers' daily financial needs, including prepaid Paycell Cards, direct carrier billing, money transfers, payments with all bank cards via TR QR code, bill payments, viewing all bank accounts through open banking, and commodity trading. Additionally, with Android POS, Virtual POS, and Link Payment products, we facilitate payment collection processes for commercial businesses and SMEs, providing an integrated financial ecosystem. Our product portfolio, which we continuously expand, makes it easier for young and tech-savvy users to access financial services, supporting scalable growth while designing the user experience with a security-based approach.

Our Paye Card product provides services to companies for their employees' meal allowances. Paye Card can be used at over 8,000 contracted member businesses across Türkiye through a closed-loop payment system. We aim to expand the network of member businesses and the range of products to include other non-salary payments for staff.

While expanding within the payment ecosystem through Paycell, we provide comprehensive solutions aligned with our customers' evolving financial needs through our financing and insurance businesses. Since its establishment, Financell has maintained its leadership position in the sector by providing financing for technological product needs through over 19 million loans provided to date. Leveraging digital processes enabled by mobile technologies, we accelerate application and evaluation stages, while conducting real-time assessments and effectively managing credit risk through our machine learning-based data analytics model.

In 2025, Financell maintained its leadership position among 24 financing companies operating in the sector by reaching 62 percent of the total number of newly originated loans. In 2025, a total of 1.2 million loans were granted.

In addition to our strong individual portfolio, we increased our activity in the corporate segment with the digital transformation loan offered since 2020; so far, we have financed over 150 digital transformation projects. Our financing services for corporate clients and Superonline subscribers support the growth of products and services within the Turkcell ecosystem. By the last quarter of 2025, we began supporting our corporate customers who need foreign currency financing by providing our first foreign currency loan. The number of customers acquired into the Turkcell ecosystem through the Financell channel has also increased, reaching 162 thousand. With loan limits assigned to 16 million customers, our goal is to process applications within seconds in an integrated and seamless trading process while managing the risk on a customer basis and implementing personalized pricing.



We offer embedded insurance principles and device protection solutions within the Turkcell ecosystem through Turkcell Dijital Sigorta A.Ş. (Wiyo). Thanks to our approach of integrating insurance into digital service flows, we generate value for our customers with protection solutions offered simultaneously with the device purchase process across all channels. The integrated Akıllım Güvende (Device Protection Insurance) and Akıllım Güvende Plus packages are offered during device sales in Turkcell stores; they safeguard devices against common risks such as screen breakage, liquid contact, and mechanical failures without voiding the manufacturer's warranty. In addition to device protection insurances that constitute the main product group, solutions are also offered for different individual security needs, including Kredim Güvende (Credit Protection Insurance), Sağlıklı Yaşam (Healthy Living) and Evde Yaşam (Home Living) personal accident insurances, and the Compulsory Earthquake Insurance (DASK).

Furthermore, the "Cyber Security Insurance" provides protection against corporate-scale cyber risks for Turkcell group companies. Wiyo, which achieved strong growth performance by 2025, reached approximately TRY 1.2 billion in net premium production by the end of the year, marking an overall growth of about 75 percent compared to the previous year. The driving force behind this growth has been the Akıllım Güvende product, whose premium production nearly doubled compared to the previous year.

Our other group company operating as an intermediary in the insurance sector, Turkcell Sigorta Aracılık Hizmetleri A.Ş., provides corporate insurance solutions for Turkcell and its group companies. Among the corporate insurance products are the "Directors and Officers Liability Insurance," which covers the responsibilities of managers within the Turkcell Group in performing their duties, and the "elementary group policies," which insure the assets of Turkcell and its group companies against risks such as fire, earthquake, flood, and storm, as well as liabilities.

Sustainable Development Goals




8
16
17

Capitals



- Intellectual
- Social

Positive Imprint in Sustainability

29 **Positive Imprint in Sustainability**

30 **Sustainability Governance**

32 Our Policies

33 Sustainability Priorities

35 Materiality Analysis

36 Materiality Matrix

37 **Our Stakeholders**

38 Stakeholder Engagement Table

40 **Supported Sustainable Development Goals**

43 **Value Creation Model**



Positive Imprint in Sustainability

The implementation level and outcomes of our **"Positive Imprint in Sustainability"** strategy, which we have structured around three main axes, are periodically measured and evaluated using defined performance indicators. Based on the findings, our strategic priorities, targets, and action plans are reviewed and updated when necessary.



Positive Imprint on the Environment

We aim to systematically manage the environmental impacts of our activities and contribute to the protection of natural life. Accordingly, we seek to expand our circular economy practices, increase our renewable energy investments, and deploy low-carbon technologies, aiming to assume a leading role in addressing environmental challenges–particularly climate change.



Inclusive Positive Imprint

We aim to strengthen equal opportunity across our products and services, working environment, and activities that contribute to society. In line with this approach, we prioritize the inclusion of all segments of society, the promotion of well-being in the digital world, and adherence to the principle of **"leaving no one behind"** while contributing to social, economic, and cultural development.



Positive Imprint on Our Business

We adopt a governance approach grounded in transparency, accountability, and business ethics across all our operations and throughout our value chain. In this context, we aim to enhance the resilience of our business model and our capacity to generate sustainable value by systematically identifying, assessing, and managing sustainability-related risks and opportunities.


ELEKTRONİK ATIK
TOPLAMA NOKTASI



Sustainability Governance

As Turkcell Group, we conduct our activities under the scope of ESG (Environment, Social, and Governance) within the framework of our "Positive Imprint in Sustainability" strategy. The Board of Directors is responsible for the oversight of this strategy and its ownership at the highest level.

You can find detailed information on the duties and responsibilities of the committees in the "Governance" section of the 2025 TSRS-Compliant Sustainability Report.

Go to **the relevant section.**

- The Turkcell Group Board of Directors, elected by the General Assembly in accordance with the provisions set out in our articles of association, evaluates activities related to the strategic management of our integrated value creation model, monitors progress on relevant matters, and assumes the responsibility of direct oversight in this context.

The **Sustainability Committee,** through the **Corporate Governance Committee**, reports to the Board of Directors on activities related to the assessment, management, and monitoring of sustainability risks and opportunities within Turkcell Group's overall business strategy. After being reviewed and evaluated by these committees, ESG policies are enacted upon approval by the Board of Directors.


Turkcell Group Sustainability Governance
and the Participation of the Senior Management
Board of Directors
Corporate Governance Committee
Early Detection of Risks Committee
Sustainability Committee
Corporate Risk Management
Investor Relations and Corporate Finance Directorate
Internal Control and Continuous Improvement Directorate

Positioned within the **Investor Relations and Corporate Finance Directorate** during the reporting period, the Sustainability Unit coordinates company-wide efforts toward shared sustainability and climate goals through an integrated approach. The Unit coordinates processes related to the identification of sustainability priorities, periodic review of the sustainability strategy, management of data flows for performance assessments, and the preparation of mandatory and voluntary sustainability disclosures. The Unit carries out all necessary activities in these matters and reports to the Sustainability Committee.



We manage **sustainability risk areas** through structured processes supported by management systems aligned with international standards. In this context, the management system standards we consider the basis for managing sustainability matters include ISO 9001 Quality Management System, the ISO 10002 Customer Satisfaction Management System, the ISO 14001 Environmental Management System, ISO 14064 Greenhouse Gas Calculation and Verification Management System, Greenhouse Gas Protocol (GHG Protocol), ISO 20000 Information Technology Service Management System, ISO 22301 Business Continuity Management System, ISO 27001 Information Security Management System, ISO 27017 Cloud Information Security System Standard, ISO 45001 Occupational Health and Safety Management System, and ISO 50001 Energy Management System. The currency of standards and the maturity of implementation are verified through periodic independent external audits and assured through certification processes.

Our Policies

We strengthen our governance processes by establishing **corporate policies in sustainability areas.** In this context, we implement the **Turkcell Group Human Rights Policy** to ensure a work environment that respects human dignity and supports human rights across our value chain, and the **Turkcell Group Environmental Policy** to manage climate and environmental impacts and generate long-term positive outcomes.

Human Rights Policy

Turkcell supports a working environment worthy of human dignity by reflecting its approach based on fundamental rights and freedoms across all its activities. Within this framework, the company commits to fulfilling the necessary responsibilities to ensure compliance with national legislation on working life as well as applicable international principles and standards.

Customer Satisfaction Policy

Turkcell addresses customer demands and expectations in line with the principles of transparency, speed, and accessibility. Through a customer-oriented service approach, the company aims to manage issues effectively and continuously improve customer satisfaction.

Anti-Bribery and Anti-Corruption Policy

Turkcell bases its business culture on fairness, integrity, compliance with laws, and ethical principles in all its activities. The company positions its approach to preventing bribery and corruption risks as one of the core elements of its corporate governance framework.

Donation Policy

Turkcell and its subsidiaries carry out donation activities within the annual limits determined by the General Assembly and with the authorization of the Board of Directors. Donations are directed to organizations, associations, and foundations operating in areas that generate social benefit, such as education, sports, culture and arts, environment, health, restoration of historical assets, humanitarian aid, inclusion of persons with disabilities, entrepreneurship, and technology.

Environmental Policy

Turkcell aims to strengthen resource efficiency and the circular economy approach by accounting for its environmental impacts across its value chain. Through practices that enhance environmental awareness, the company seeks to contribute to the circular economy and support long-term environmental sustainability.

Quality Policy

Turkcell applies a continuous improvement approach as an integral part of its corporate governance practice by regularly monitoring process performance. In this regard, the company strengthens standardization and efficiency in service and operational processes through an effective Quality Management System.

Information Security Policy

Turkcell considers the protection of the confidentiality, integrity, and availability of its information assets as a fundamental priority. The company implements and improves controls that ensure information security in line with business needs and applicable legislation and regulatory requirements.

Published corporate policies are disclosed on the Sustainability page of our corporate website for all stakeholders to review and evaluate.

 Visit Page

Sustainability Priorities

- Turkcell's sustainability agenda is shaped around material topics where stakeholder expectations and business strategy converge.

Turkcell revised the materiality study from previous reports and performed a materiality and consolidation process tailored to its context for 2025. The 46 material topics identified in the 2024 reporting period and the 9 material topics in the GRI Content Index were evaluated collectively, establishing a more holistic structure and clarifying their scope and impact areas. Accordingly, Turkcell's 2025 sustainability priorities have been structured under 10 material topics that align stakeholder expectations with the company's business strategy within the same framework.

This process drew on sector-specific metrics defined by **SASB, MSCI, S&P Global, and LSEG,** and a **comprehensive peer analysis** was conducted. This approach addresses sustainability not merely as a list of material topics, but as a set of interrelated, measurable, and manageable fields. Each topic defines a clear "focus area" that links environmental, social, and governance dimensions to the business model, while subtopics indicate the specific impact and management areas through which this focus area is monitored.



SUSTAINABILITY ACCOUNTING
SASB
STANDARDS BOARD

MSCI

S&P Global



LSEG

The 10 sustainability topics identified within this framework are as follows:

Management of Climate Impacts

Addresses environmental impacts holistically: primarily focusing on energy and emissions, it also covers climate risk management, the transition to renewable energy, efficiency, water management, and biodiversity.

- Management of climate change risks
- Efficient use of energy
- Increasing the use of renewable energy
- Increasing solar energy investments
- Reduction of greenhouse gas emissions
- Efficient use of water
- Conservation of biodiversity

Business Ethics and Legal Compliance

Strengthens trust-based governance and encompasses fair competition, transparency, and anti-corruption practices, alongside regulatory compliance.

- Fair competition
- Anti-corruption
- Transparency
- Legal compliance

Circular Economy

Focuses on reducing resource use, preventing and managing waste, and minimizing the environmental impacts of material choices.

- Responsible waste management
- Sustainable material consumption

Business Continuity and Responsible Value Chain

Addresses operational resilience together with value chain responsibility, with a focus on disaster preparedness, infrastructure continuity, and supply chain sustainability.

- Disaster and emergency preparedness
- Environmental sustainability in the supply chain
- Social sustainability in the supply chain

Digital Technologies and Innovation

Accelerates digital transformation through next-generation connectivity and technology capabilities while enabling product and service innovation.

- Mobile infrastructure
- Fiber infrastructure
- Data centers
- Artificial intelligence and transformative technologies
- Research and development activities

Data Privacy and Cybersecurity

Forms the foundation of digital trust, strengthening data privacy and organizational resilience against cyber risks.

Local Development and Domestic Technologies

Addresses local economic contribution and the development of the domestic technology ecosystem together and aims to generate value in a way that strengthens national capacity.

- Contribution to the local economy
- Development of domestic technologies

Decent Workplace

Takes a holistic approach to employee experience, bringing together development, rights, equity and inclusion, and occupational health and safety within a single framework.

- Employee satisfaction and development
- Employee rights, equity, diversity, and inclusion
- Occupational health and safety

Corporate Social Responsibility

Links social benefit focus with corporate capacity and establishes the framework and application areas of the social impact approach.

Digital Inclusion and Customer Experience

Addresses expanding access to digital services while improving customer experience, considering the aspects of transparent marketing and digital rights.

- Digital customer experience and satisfaction
- Transparent product information and responsible marketing
- Promoting digital rights

Through this structure, sustainability priorities have been transformed from a list of standalone topics into a manageable system. The material topics define strategic direction, narrative coherence, and the backbone of the report, while subtopics clarify where targets, implementation areas, and performance indicators are.

Materiality Analysis

Sustainability priorities for 2025 were assessed along the axes of **financial materiality and impact materiality,** using a double materiality approach. Rather than relying on a single source, the analysis considered corporate strategic direction, international standards and index references, and sector comparisons in conjunction. As a result, the materiality level for each topic was determined.

On the axis of financial materiality, each issue was evaluated in tandem with Turkcell's strategic priorities and non-sectoral references:

(1) Corporate strategy:
Turkcell's strategic approach and senior management responses in the stakeholder survey served as primary inputs in assessing financial risk/opportunity impacts.

(2) SASB, MSCI, S&P Global, and LSEG references:
The alignment of Turkcell's list of topics with the sector in terms of "financial focus" was assessed based on topics identified as critical for the telecommunications sector by SASB, MSCI, S&P, and LSEG.

(3) Competitor/peer reports: An analysis was conducted on how peers position themselves on similar topics in terms of financial materiality, which issues they emphasize for their investors, and to which risk and opportunity narratives they link these issues.

Based on the combined assessment of these three inputs, a financial materiality level was assigned to each topic and reflected on the X-axis of the matrix.

Within the scope of impact materiality, each topic was assessed based on stakeholder expectations and sector practices:

(1) Stakeholder survey:
Survey results were used to assess the level of importance assigned to each topic by stakeholders and the expected areas of impact.

(2) Competitor/peer reports: How peers address similar topics from an impact materiality perspective was reviewed, including social and environmental impact narratives, target–metric linkages, and depth of coverage.

Based on the combined assessment of these two inputs, an impact materiality level was determined for each topic, and the results are reflected on the Y-axis of the matrix.

2025 Stakeholder Survey

Stakeholder views were collected through a stakeholder survey as one of the key inputs for the impact materiality assessment within the prioritization analysis. The survey was designed to cover the main stakeholder groups across Turkcell's value chain, converting the assessments of different stakeholder segments on topic priorities into a comparable data set.

A total of
846
stakeholders participated in the survey.

Participants included employees, senior management, customers, suppliers, shareholders/investors and brokerage analysts, the media (opinion and thought leaders), non-governmental organizations, universities/academics/students, public institutions and authorities, and financial institutions.

This participation structure brought together both internal perspectives (employees and senior management) and external stakeholder views (customers, suppliers, investors, NGOs, public authorities, academia, and the financial community) within a single framework, enabling an assessment of how well priorities align with stakeholder expectations.





Materiality Matrix

The outputs of the materiality analysis enabled the generation of an overall priority score for each theme by consolidating the financial materiality and impact materiality assessments. **Accordingly, the 10 material topics are ranked as shown in the matrix:**


Impact Materiality
70
65
60
55
50
45
40
45
50
55
60
65
70
75
80
Financial Materiality
2
1
5
3
6
4
9
8
7
10

This ranking reflects the relative importance of the topics both in terms of Turkcell's strategic direction and financial risk/opportunity, as well as stakeholder expectations and environmental and social impacts. Accordingly, in shaping the report's performance narrative, targets, and metric set, higher-ranked themes are prioritized, while the remaining themes are positioned within an integrated framework, with scope and traceability preserved.

Environmental	Social	Governance
1 Management of Climate Impacts	2 Data Privacy and Cybersecurity	4 Business Continuity and Responsible Value Chain
7 Circular Economy	3 Digital Inclusion and Customer Experience	5 Business Ethics and Legal Compliance
	8 Decent Workplace	6 Digital Technologies and Innovation
	9 Local Development and Domestic Technologies	
	10 Corporate Social Responsibility	

- Environmental
- Social
- Governance

Our Stakeholders

We shape our operations and strategies by systematically considering the expectations and views of our stakeholders.

We use the feedback we receive to continuously improve our business processes and our product and service portfolio, and to enhance our capacity to generate inclusive value.

In our stakeholder engagements, we prioritize **consistency, inclusiveness, and accessibility,** and we regard providing transparent, clear, and timely responses to information and communication requests as a corporate commitment. Accordingly, we aim to maintain regular and structured dialogue with different stakeholder groups through multiple communication channels and to integrate these dialogue processes into our strategic decision-making mechanisms.

We identify and prioritize our stakeholders based on their impact on our business model, level of mutual dependency, frequency of interaction, and strategic importance. This approach clarifies both the scope and method of our stakeholder dialogue, while also defining the framework for how stakeholder expectations and views are collected and incorporated into our corporate processes.


Turkcell's stakeholder ecosystem
Employees
Customers
Group companies
Shareholders and investors
Suppliers
Financial institutions
Public institutions and regulatory authorities
Competitors
Society
The media
Universities, academics, students
Non-governmental organizations

Stakeholder Engagement Table

Stakeholder Group Communication Methods and Frequency

Customers
- Integrated Annual Report (Annual)
- Media (Continuous)
- KEP, CİMER, ICTA and TÇM channels (Continuous)
- Advertising and Promotional Activities (Continuous)
- Social Media Accounts (Continuous)
- Corporate Website (Continuous)
- Dealers (Continuous)
- Call Center (Continuous)
- IVR (Continuous)
- SMS and E-mail (Continuous)
- Satisfaction Surveys (Periodic)
- Turkcell App (Continuous)
- Sustainability Reports (Periodic)
- Corporate Social Responsibility (CSR) Projects (Periodic)

Non-Governmental Organizations
- Integrated Annual Report (Annual)
- Memberships (Continuous)
- Board, Council, and Working Group Meetings (Periodic)
- Workshops (As necessary)
- Seminars, Conferences, and Events (As necessary)
- Meetings and Discussions (As necessary)
- Joint Projects (As necessary)
- Corporate Website (Continuous)
- Social Media (Continuous)
- E-mail Communication (As necessary)

Employees
- Integrated Annual Report (Annual)
- Meetings and Discussions (Periodic)
- Open-Door Meetings with Chief Officers (Periodic)
- Performance Evaluations (Periodic)
- Announcements (Continuous)
- Reports, Internal and External Company Events (Periodic)
- Information Reports (Periodic)
- Publications and Bulletins (Periodic)
- Corporate Website (Continuous)
- Sustainability Reports (Periodic)
- Employee Loyalty Survey (Periodic)
- T.Life Web and T.Life Mobile (Continuous)

Suppliers
- Integrated Annual Report (Annual)
- Supplier Management System (Continuous)
- Partnership Meetings with SMEs and Domestic Producers (Continuous)
- Supplier Portal (Continuous)
- Internal and External Meetings (Periodic)
- Supplier Days (Annual)
- Technopark Visits (Continuous)
- Turkcell Partner Network (Continuous)
- Corporate Website (Continuous)

Universities, Academics, and Students
- Certification Programs (Periodic)
- Technical Visits (As necessary)
- Turkcell Academy Curriculum Courses (Periodic)
- Project Competitions (Annual)
- Academic Publications (As necessary)
- Joint Projects (As necessary)
- Knowledge Sharing Meetings (As necessary)
- Doctoral Scholarships (As necessary)
- Project Sponsorships (As necessary)
- Corporate Website (Continuous)
- Social Media (Continuous)

Financial Institutions
- Integrated Annual Report (Annual)
- Activity Reports (Quarterly)
- Financial Presentations and Informative Documents (Quarterly)
- Credit and Financing Discussions (As necessary)
- Syndication & Project Finance Meetings (As necessary)
- Reporting and Contractual Scope Notifications (Periodic)
- Rating and Evaluation Meetings (Periodic)
- Briefing Sessions and Workshops (Periodic)
- Corporate Website and Investor Relations Page (Continuous)
- 20-F Report (Annual)
- Sustainability Reports (Annual)
- Meetings regarding Credit, Bond, Sukuk, and ESG-linked financing processes (As necessary)
- Meetings conducted within the scope of International Issuances, Loans, Syndications, and ECA-supported transactions (As necessary)
- Credit Limit Allocation or Revision Meetings (Annual)

The stakeholder engagement frequency is color-coded as follows:

- Annual
- Quarterly
- Periodic
- Continuous
- As necessary



Stakeholder Engagement Table

Group Companies

- Integrated Annual Report
- Board of Directors and Committee Meetings
- Intra-Group Governance Meetings / Executive and Coordination Meetings
- Strategy and Budget Planning Activities
- Risk, Compliance, and Internal Control Assessments
- Intra-Group Audits and Monitoring Reports
- Project/Program Management Meetings
- Internal Communication Channels
- Corporate Policy, Procedure, and Guideline Communications
- Digital Document Management Systems / Shared Platforms
- Joint Working Groups and Cross-Functional Committees
- Sustainability/ESG Coordination Meetings and Reporting
- Performance and Target/KPI Reviews
- Investor Presentations / Financial Results Disclosures

Annual | Continuous
Quarterly | As necessary
Periodic

Society

- Integrated Annual Report
- Activity and Sustainability Reports
- Local Meetings and Information Sessions
- Corporate Website
- Press Releases and Announcements
- Social Media Channels
- Customer Communication Channels / Call Center
- Field Visits and On-site Communication
- Community Projects and Events
- Complaint, Request, and Suggestion Mechanisms

Public Institutions and Regulatory Authorities

- Integrated Annual Report
- Official Correspondence
- Presentations and Position Papers
- Public Opinion Documents
- Information Reports
- Publications and Bulletins
- Corporate Website
- Meetings, Events, and Workshops
- Institutional Visits
- Phone Calls
- E-mail

Competitors

- Integrated Annual Report
- Sectoral Associations and Platform Meetings
- Corporate Website and Public Announcements
- Infrastructure Continuity / Disaster Coordination Meetings
- Joint Operational Coordination Meetings
- Technical Working Groups / Standardization Committees
- Regulatory Authority Coordination Meetings and Sector Reports

Shareholders and Investors

- Integrated Annual Report
- Interim Activity Reports
- Financial and Operational Results Disclosures and Activity Reports
- General Assembly Meetings
- Conferences, Meetings, and Roadshow Activities
- Investor and Analyst Day Meetings
- Sustainability Reports
- Corporate Website and Investor Relations Page
- Teleconferences
- Disclosures of Material Events
- Frequently Asked Questions Explanations
- E-mail
- Phone Calls
- Corporate Website
- 20-F Report
- Perception Surveys

Business Partners (Dealers, Home Solution Center, Corporate Solution Center)

- Channel Strategy and Steering Meetings
- Regional/channel Operations Meetings
- Sales Performance and Target/KPI Reviews
- Campaign, Product, and Pricing Briefings i
- Training and Certification Programs
- Dealer/HSC/CSC Portal and Digital Channel Management Platforms
- Operational Announcements and Process Updates
- Technical Support and Escalation Communication
- Audit, Compliance, and Internal Control Assessments
- Customer Experience Feedback and Complaint Management Reports
- Joint Project/Program Management Meetings
- Contract, Policy, and Standard Document Communications

The Media

- Integrated Annual Report
- Press Releases
- Turkcell and Turkcell CEO Social Media Accounts
- Press Conferences
- Meetings and Discussions
- Corporate Website



Supported Sustainable Development Goals

The Sustainable Development Goals (SDGs) established by the United Nations define a broad global sustainability agenda that ranges from poverty reduction to climate action, quality education, and the elimination of inequalities. As Turkcell, we structure our sustainability approach to generate tangible impact through technology, digitalization, and inclusivity, prioritizing contributions to these goals through our operations and social investments. In this context, the SDGs to which we contribute and the manner of our contributions are summarized below.

You can find detailed information in the Corporate Social Responsibility section.

 Go to the relevant section.



4 QUALITY EDUCATION

SDG 4: QUALITY EDUCATION

Target 4.4: By 2030, substantially increase the number of youth and adults who have relevant skills, including technical and vocational skills, for employment, decent jobs and entrepreneurship

Turkcell views Türkiye's young population as one of the key driving forces of social and economic development. Accordingly, Turkcell implements programs designed to strengthen young people's capacity for entrepreneurship and innovation and to support their participation in the qualified workforce by enhancing vocational skills, particularly in information technologies. This approach is further supported by tangible results in social responsibility projects.

You can find detailed information in the Efficient Use of Energy section.

 Go to the relevant section.



7 AFFORDABLE AND CLEAN ENERGY

SDG 7: AFFORDABLE AND CLEAN ENERGY

Target 7.2: Increase global percentage of renewable energy

Target 7.3: Double the improvement in energy efficiency

Target 7.A: Promote access to research, technology, and investments in clean energy

Energy consumption is not only a key driver of climate change but also a critical factor affecting Turkcell's operational efficiency. In this context, energy management is addressed in line with international management system standards, particularly ISO 50001, and energy consumption points are monitored regularly. Based on monitoring results, improvement actions are implemented to increase energy efficiency and reduce consumption.

Since 2021, Turkcell has sourced its electricity needs from certified renewable energy sources. In line with its 2050 net zero target, the company has implemented renewable energy investments.



8 DECENT WORK AND ECONOMIC GROWTH

SDG 8: DECENT WORK AND ECONOMIC GROWTH

Target 8.1: Sustainable economic growth

Target 8.2: Diversify, innovate, and upgrade for economic productivity

Target 8.3: Promote policies to support job creation and growing enterprises

Target 8.4: Improve resource efficiency in consumption and production

Target 8.5: Full employment and decent work with equal pay

Target 8.6: Promote youth employment, education, and training

Target 8.7: End modern slavery, trafficking, and child labor

Target 8.8: Protect labor rights and promote safe working environments

Target 8.10: Universal access to banking, insurance, and financial services

Target 8.B: Develop a global youth employment strategy

Operating with a focus on communication and digital service technologies, Turkcell aims to contribute to sustainable economic growth in the markets it serves through infrastructure investments and R&D activities. Through the communication infrastructure and digital solutions Turkcell provides, customers across various sectors are able to develop business models that enhance efficiency and productivity by accelerating digital transformation in their business processes. Through techfin services such as Financell, Paycell, and Wiyo, Turkcell aims to facilitate access to insurance, payment, and financial products and to extend these services to broader segments of society.

In line with the UN Global Compact principles, Turkcell prioritizes creating an equitable, inclusive, and safe working environment that safeguards employee rights. While maintaining its approach to preventing human rights violations such as forced labor and child labor across the value chain, Turkcell promotes gender equality based on the principle of **"equal pay for equal work,"** strengthening equal opportunities and rights in access to employment, compensation, career development, and employment processes.




9
INDUSTRY, INNOVATION AND INFRASTRUCTURE

SDG 9: INDUSTRY, INNOVATION AND INFRASTRUCTURE

Target 9.1: Develop sustainable, resilient, and inclusive infrastructures

Target 9.2: Promote inclusive and sustainable industrialization

Target 9.3: Increase access to financial services and markets

Target 9.4: Upgrade all industries and infrastructures for sustainability

Target 9.5: Enhance research and upgrade industrial technologies

Target 9.A: Facilitate sustainable infrastructure development for developing countries

Target 9.C: Universal access to information and communications technology

With its strong network infrastructure, wide geographic coverage, and emergency preparedness capacity, Turkcell aims to deliver sustainable and reliable service, continuously implementing improvements to enhance business continuity and service quality. This approach supports societal resilience by ensuring the continuity of communication services during critical periods.

Through its techfin infrastructure and broad digital service portfolio, particularly Financell, Paycell, and Wiyo, Turkcell aims to facilitate access to financial, communication, and information technology products and services. In this context, the goal is to support access to technologies required in daily life and business processes for all individuals, including groups facing barriers to digital services due to economic or social limitations. **Turkcell also develops solutions with the aim of being a trusted partner in the digital transformation journeys of all economic actors, from small businesses to large-scale industrial enterprises.**


aselsan


10
REDUCED INEQUALITIES

SDG 10: REDUCED INEQUALITIES

Target 10.3: Ensure equal opportunities and end discrimination

Turkcell considers the widespread distribution of the benefits of digitalization across all segments of society as a strategic priority. Accordingly, Turkcell develops solutions to reduce barriers to connectivity, devices, digital literacy, and access to financial services for individuals and groups with limited access to digital services due to economic or social reasons. The aim is to reduce the risk of the digital gap and contribute to equal opportunity and inclusive growth.

In this framework, Turkcell seeks to strengthen inclusion through accessibility-oriented product and service design, affordable access options, digital skills development programs, and customer experience practices tailored to diverse needs. By offering solutions that facilitate access to payment and financial services through its techfin services, Turkcell aims to enhance financial inclusion and reduce inequalities in access to services.

Turkcell also incorporates into its business practices the principles of preventing discrimination, supporting equal opportunities, and respecting human rights across its value chain, aiming to expand social impact through stakeholder partnerships.


12
RESPONSIBLE CONSUMPTION AND PRODUCTION

SDG 12: RESPONSIBLE PRODUCTION AND CONSUMPTION

Target 12.2: Sustainable management and use of natural resources

Target 12.4: Responsible management of chemicals and waste

Target 12.5: Substantially reduce waste generation

Within the framework of its responsible management approach, Turkcell manages environmental risks and impacts arising from its operations in compliance with international standards. Taking measures to mitigate environmental impacts, particularly climate change, the company aims to improve resource efficiency in operations, protect the environment, and support the sustainability of natural assets. This approach seeks not only to reduce environmental impacts but also to contribute to business value through efficiency gains.

In this context, Turkcell implements initiatives in resource efficiency, particularly in electricity and water, waste management, circular economy practices, and biodiversity conservation. In addition, Turkcell offers solutions through online channels and stores to encourage the use of second-hand technology products and develops projects to support the recycling of end-of-life or unusable information technology equipment.



13 CLIMATE ACTION

SDG 13: CLIMATE ACTION

Target 13.2: Integrate climate change measures into policies and planning

Target 13.3: Build knowledge and capacity to meet climate change

You can find detailed information in the TSRS-Compliant Sustainability Report section in the Appendices.

 Go to the relevant section.

Turkcell considers climate change as a risk area with far-reaching implications not only for natural ecosystems but also for the global economy, social well-being, and business continuity. Developing effective climate action and adaptation approaches offers the potential to mitigate risks and to increase the positive impact on climate action through efficiency gains and innovative solutions.

In this framework, Turkcell integrates climate-related risks and opportunities into its corporate policies and strategies, operational planning, and product and service development processes. Operational factors associated with climate impact, particularly energy consumption and greenhouse gas emissions, are monitored and managed.

Turkcell also undertakes initiatives to raise awareness and knowledge on climate change among employees and value chain stakeholders, aiming to broaden the impact of climate action. In this context, partnerships with non-governmental organizations and other relevant stakeholders are developed to enhance collective impact.



16 PEACE AND JUSTICE STRONG INSTITUTIONS

SDG 16: PEACE, JUSTICE AND STRONG INSTITUTIONS

Target 16.5: Substantially reduce corruption and bribery

Target 16.6: Develop effective, accountable, and transparent institutions

Target 16.10: Ensure public access to information and protect fundamental freedoms

Listed simultaneously on the New York Stock Exchange and Borsa İstanbul, Turkcell positions internationally recognized corporate governance principles, alongside regulatory compliance, as core components of its management approach. Accordingly, Turkcell aims to strengthen its corporate governance structure, grounded in transparency, accountability, and effectiveness, across the company and its group entities.

Turkcell treats the dissemination of an ethical business culture across employees and the value chain, compliance with regulations, and the prevention of all forms of bribery and corruption as non-negotiable principles. Within this scope, management and control systems are established across the group, and performance indicators are monitored periodically to implement necessary improvement actions.

Additionally, collaborations are undertaken with non-governmental organizations and other relevant stakeholders to expand the reach of the ethics and compliance approach.



17 PARTNERSHIPS FOR THE GOALS

SDG 17: PARTNERSHIPS FOR THE GOALS

Target 17.6: Knowledge sharing and cooperation for access to science, technology, and innovation

Target 17.16: Encourage effective partnerships

Turkcell prioritizes expanding access to knowledge and technology.

Accordingly, through its broadband services, Turkcell aims to provide fast and reliable connectivity to users and continues its efforts to enhance service quality and accessibility. This approach is further strengthened through collaborations established with public institutions, NGOs, and the private sector within the scope of social responsibility projects. For example, technological infrastructure in education is supported through the Whiz Kids project carried out with the Ministry of National Education and in the Recycle into Education Project, resources gained from e-waste recycling are allocated to improve education quality in collaboration with the Informatics Industry Association, the Education Volunteers Foundation of Türkiye, and private sector stakeholders. Within the scope of our biodiversity efforts, we conduct initiatives aimed at protecting Mediterranean monk seals and loggerhead sea turtles (Caretta caretta).

You can find detailed information in the Corporate Social Responsibility section.

 Go to the relevant section.



Value Creation Model

Inputs

Financial
- Financing diversification
- Diversified revenue model
- Efficient capital allocation
- Hedging
- Collections and working capital management
- Transparent reporting and control environment
- Sustainable financing framework

Human
- Skilled/stable workforce, development programs, feedback
- Flexible working model, work-life practices
- Fair and competitive salary and bonus
- Total rewards: health-life-critical illness coverage, Flex Menu, employer private pension (BES) contribution
- Human rights, equal opportunity, zero tolerance for discrimination
- OHS system, employee engagement, supplier OHS requirements

Manufactured
- Strong network
- Broad spectrum
- Extensive fiber infrastructure
- Data center & cloud infrastructure

Intellectual
- Our patents and R&D capability
- Entrepreneurship ecosystem, start-up and university partnerships
- Our services and applications
- Cybersecurity applications and services
- Artificial intelligence applications

Social
- Strong customer relationships
- Domestic sourcing and localization program
- Transparent and trust-based stakeholder relations
- Civil society, academia, public, and corporate partnerships
- International representation of the country and the sector
- Social investment projects and sponsorships
- Turkcell Volunteers
- Voluntary memberships
- AI-supported customer services and patented chatbot capabilities

Natural
- Efficient natural resource management
- Renewable energy investments and projects
- Environmental impact management through digitalization
- Efficient use of energy
- Turkcell waste management
- Circular economy: Zero Waste, green procurement, supplier evaluation

Our Lines of Business

- Telecommunication Services
- Digital Services
- Digital Business Services
- Digital Financial Services



Positive Imprint in Sustainability

Created Value

Financial
- Investment capacity and operational continuity
- Resilience to macroeconomic volatility
- Advantage in cost of and access to capital
- Scalability in growth areas
- Shareholder returns and fair valuation base
- Stronger value chain alignment

Human
- Higher engagement/retention and productivity
- Continuity of critical capabilities
- Safe working culture and reduced risks
- Diversity, inclusion and human rights alignment
- Enhanced employee health and financial resilience

Manufactured
- Provision of fast, high-quality, and inclusive services to customers
- 5G-ready architecture
- Contribution to keeping Türkiye's data in Türkiye
- Technology and digital transformation leadership
- Access to information and the internet for all
- Development of domestic and national technological infrastructure

Intellectual
- Development of the innovation and entrepreneurship ecosystem through Turkcell's experience
- Development of inclusive and value-creating products and services to make life easier
- Reduction of cybersecurity risks
- Value created through the use of open-source code
- Job creation in the technology field

Social
- Increased satisfaction and brand trust
- Reduction in operational workload
- Reputation through digital rights and transparency
- Increase in digital competencies, contribution to qualified human capital and equal opportunity
- Expansion of digital access, impact on the local digital economy
- Ecosystem and supply chain resilience, retention of added value within the country

Natural
- Reduction of emission and energy cost risks, increased resilience to supply/price volatility
- Decrease in regulatory/reputational risk, strengthened access to sustainable finance
- Reduction in operational costs and environmental impact
- Waste and value chain impacts (Scope 3) becoming manageable

Outputs

Financial
TRY 241.5 Billion Revenue
10.7% Growth

TRY 8.8 Billion Free cash flow

TRY 104.0 Billion EBITDA
13.8% Growth **43.1%** Margin

22.6% Operational CapEx (Excluding licenses)/revenue

TRY 17.8 Billion Profit from ongoing operations
22.6% Growth

TRY 17.6 Billion Net profit

10.6% Mobile ARPU growth (excl. M2M)
15.4% Residential fiber ARPU growth

Human
24,290 Employees In the Turkcell family
353 New hires

85% Employee loyalty score

210,963 Hours Total training
17,276 Hours Occupational Health & Safety

89% Overall satistaction

1.76 Accident frequency rate
0 Occupational diseases

153 Employees with disabilities

34.3% (≥40% by 2030) Ratio of women employees
23.0% (≥28% by 2030) Ratio of women in management

0 Third-party work-related accidents

Manufactured
1.6 Gbps Maximum 4.5G speed
Up to 10 Gbps Fiber speed

90.4% Network virtualization rate

67,135 Thousand km Fiber
405 Thousand New households
6.35 Million Total Subscribers

4 Facilities, 32 Thousand m² Data centers
54 MW IT Capacity

22.4% Network traffic (internet) growth rate

99.92% Data availability

Intellectual
1,474 R&D employees

16 ongoing TÜBİTAK-supported national projects

644 National patent applications

8 City hospitals provided with technological infrastructure

18 Incubations company collaborations

39 Horizon Europe project applications

Social
43.9 Million Group subscribers

85 Million Teknocan interactions
~98% First contact resolution

50%–75% Data center localization
63% Local procurement rate

2.7 Million visitors Writers of the Future
Over 280 Thousand Certificates

55 cities / 87 classes Whiz Kids
Over 66 Thousand Student/year

19 cities, 20 nursing homes Digital Spring

5,488 Field inspections
368 Risk analyses
108 Field improvements
0 Penalties/adverse cases due to health impacts

Natural
USD 137 Million Environmental expenditure
USD 129 Million LEED gold data center investment
1.3 PUE

91,116 GJ Energy saving
3,869,276.83 GJ Total energy
100% Electricity supplied from certified renewable sources

S1- 16,047
S2- 387,936
S3- 365,067
Emissions (tCO2e)

19,628 m³ Water recovery
60% İzmir/Torbalı data center recovery rate

24 TEI projects **TRY 374 Million** Contribution

~89 tons/year Digitalization of documents through electronic contract processes

3,564 tons waste Licensed disposal, recycling, and recovery





Sustainable Development Goals


8


16

Capitals

- Intellectual
- Human

Strong Corporate Governance

45 Strong Corporate Governance

Resumes

50 Members of the Board of Directors

51 Management Team

52 Top Management of Our Group Companies



Strong Corporate Governance

Maintaining a strong corporate governance framework ensures that our business operations are managed with a focus on efficiency and effectiveness, while also safeguarding full compliance with our legal obligations.

- Acting in line with the principles of **transparency** and **accountability,** this approach strengthens our responsible business culture and supports our role as an exemplary corporate citizen.

At Turkcell, we position our strong commitment to business ethics as a core element of our corporate culture and systematically ensure compliance with domestic and international regulations as well as internal rules of conduct through company-wide compliance programs. This approach reinforces trust-based relationships with our stakeholders and underpins our differentiation through accountable and responsible management. Within this scope, evaluations conducted regarding our shareholding structure and group companies (subsidiaries and affiliates) indicate that there is no mutual (cross) shareholding between the company and its subsidiaries, or between our existing shareholders and Turkcell's subsidiaries.

This governance approach, which reinforces trust among our stakeholders, is further supported by the high standards we uphold in national and international capital markets.

As the first and only Turkish company listed on both Borsa İstanbul (BIST) and the New York Stock Exchange (NYSE), we embed internationally recognized corporate governance principles across our organizational structure and internalize them within our corporate culture.

In all asset and service purchase and sale transactions and liability transfer transactions between Turkcell and its subsidiaries and their related parties, we ensure compliance with the provisions of the Capital Markets Law regarding the prohibition of concealed profit transfer and with the regulations on related party transactions set out in the Corporate Governance Communiqué of the Capital Markets Board. Related party transactions exceeding the thresholds set by the Capital Markets Board regulations are subject to approval by a majority of the independent members of the Board of Directors and also subject to oversight and evaluation by the Audit Committee. In addition, in compliance with applicable legislation, the scope of common and continuous transactions between Turkcell and its subsidiaries and their related parties, as well as the terms governing these transactions, have been determined by a resolution of the Board of Directors.



In the event of any material change in the scope or terms of these transactions, the Board of Directors issues a new resolution. Documents evidencing that related party transactions have been conducted under terms consistent with arm's-length conditions, market practices, and the commercial principles of prudence and good faith are retained for the period prescribed by applicable legislation.

We implement performance evaluation mechanisms to measure and continuously improve the effectiveness of our corporate governance approach. In this context, the performance of our Board of Directors and our senior management team is monitored through regular and structured processes.

The performance of our highest governance body is assessed annually through a self-assessment process. This process aims to measure compliance with corporate governance principles and contribution to strategic objectives, and is grounded in the principles of transparency and accountability.

The performance of our senior executives is assessed based not only on their individual contributions but also on collective targets defined together with the teams they lead. These evaluations consider not only financial indicators, but also strategic priorities such as long-term sustainable development and alignment with environmental, social, and corporate governance policies. Supported by key performance indicators, this structure makes sustainability an integral component of corporate performance.

Board of Directors


Composition of the Board of Directors
9 Members Total
7 Men
2 Women
3 Independent

- Turkcell's Board of Directors consists of nine members elected by simple majority at the General Assembly, taking into account the privilege provisions set out in the Articles of Association. The Board includes two women members, and three directors meet the independence criteria defined under Capital Markets Board (CMB) regulations as well as SEC/NYSE rules.

You can visit the Board of Directors page on our website.


Visit the **Board of Directors page.**

The Board of Directors, whose duties and authorities are defined under the Turkish Commercial Code, operates through board-level committees in line with applicable regulations to enhance the effectiveness of decision-making and oversight. The appointment and/or removal of Board of Directors members is deliberated and resolved by the General Assembly pursuant to separate sub-agenda items under the relevant agenda item. In addition, applications submitted to the company for Board membership are reviewed by the Nomination Committee, and candidates deemed suitable are included in the relevant processes. Under the Turkish Commercial Code, Board members may be elected for a maximum term of three years. Accordingly, all current members of the Board of Directors were elected on May 2, 2024, for a three-year term, which will expire on May 2, 2027.

The Early Detection of Risks Committee, Corporate Governance Committee, Audit Committee, Nomination Committee, Remuneration Committee, and Strategy and Digitalization Committee operate within this structure.

A clear separation between oversight and executive functions is a fundamental principle of the governance structure. Accordingly, the roles of Chairman of the Board and Chief Executive Officer are held by different individuals, and the CEO leads executive management without being on the Board. The Chairman of the Board does not hold an executive role and instead focuses on ensuring the effective functioning of the Board and strengthening its strategic guidance capacity.

Complementing this separation, the Board's skills and competency mix is designed, in line with the Internal Directive on the Operation of Turkcell Board of Directors, to align with the diversity of the group's operations.

As Turkcell and its group companies operate across a wide range of fields, including telecommunications, finance, technology, digital services, energy, and infrastructure, care is taken to ensure sufficient diversity and professional expertise on the Board. In this context, at least two members are expected to have a minimum of seven years of experience in their areas of expertise within the electronic communications and information and communications technologies sectors, as well as relevant educational and professional backgrounds in disciplines such as engineering, finance, law, business administration, economics, public administration, or international relations.


TKC
LISTED
NYSE
TURKCELL
TKC
LISTED
NYSE
NEW YORK STOCK EXCHANGE

The processes for the election and nomination of Board members are carried out in accordance with the provisions of the Articles of Association and within the framework of the Turkish Commercial Code (TCC). Within this framework, five of the nine members of the Board of Directors (excluding Independent Board Members) are elected by TVF Bilgi Teknolojileri İletişim Hizmetleri Yatırım Sanayi ve Ticaret A.Ş. (TVF), which holds Class A privileged shares, through the exercise of the privileges defined in the Articles of Association. For four of these five members, the right to nomination is also exercised by TVF. No privileges are stipulated for the election of the remaining four members, including three independent Board members. The term of office of Board members is set at a maximum of three years, and the Chairman of the Board is selected from among the five members elected with privilege by TVF, in line with the privilege provisions set out in the Articles of Association. **This structure is based on the framework defined between the shareholding structure and regulatory expectations in the composition of the Board, while terms of office and election practices are conducted in compliance with the provisions of the TCC.**

In the event that a Board membership becomes vacant for any reason, a person meeting the legal requirements may be temporarily appointed by the Board of Directors pursuant to Article 363 of the TCC, and this appointment is submitted for approval at the first General Assembly meeting. A member appointed thus serves until the General Assembly meeting at which the appointment is submitted for approval and, if approved, completes the remaining term of their predecessor.

The framework governing the composition and functioning of the Board of Directors is complemented by ethics and compliance mechanisms designed to support effective oversight. In this regard, Turkcell has been implementing specific internal rules since 2019 to prevent and manage potential conflicts of interest at the Board level. These arrangements are implemented by the Board of Directors, which adopts and enforces a set of codes of conduct prepared for Board members, who may be considered public officials, considering the legislation to which the company is subject.

All shareholder decisions at our company are made through the General Assembly, convened in due form in line with the Turkish Commercial Code and Capital Markets regulations. For General Assembly agenda items, the fundamental principle applied to all shares is the **"one share, one vote"** approach.

Within the framework of the Turkish Commercial Code, all shareholders' rights to propose agenda items, obtain information, and conduct examinations are protected; as a general rule, General Assembly resolutions require the presence of shareholders that represent the absolute majority of the total share capital at the meeting and the majority of the votes present. Additionally, pursuant to the Articles of Association and applicable legislation, certain types of resolutions are subject to higher quorum requirements.

As part of strengthening sustainability governance, developments and company commitments in the ESG domain were incorporated as regular agenda items at both the Board and Committee levels. Furthermore, practices were implemented to foster communication channels that enhance coordination and information flow among Board and Committee members beyond formal meetings.

The framework governing ethics, compliance, and shareholder rights at the Board level is reinforced through the measurement of Board effectiveness and a continuous improvement approach. **Within this scope, the introduction of an annual Board performance evaluation based on defined criteria was placed on the agenda in 2021, with the objective of strengthening corporate governance practices. With the aim of using the identified improvement areas as a foundation for more advanced governance practices, various organization-wide actions have been implemented and monitored in subsequent years.**

In line with this approach, during 2025, the improvement areas identified through the Board's performance evaluation for 2024 were reviewed, and priority focus areas were determined together with the relevant business units. **Within this framework, significant corporate governance improvements aimed at strengthening the structure, functioning, and dynamics of the Board of Directors and its Committees have been completed. Increasing geopolitical risks and their implications for the business environment have been monitored comprehensively at the Board level together with the Company's stakeholders.**

In this context, the Board performance evaluation process for 2025 was designed by the Corporate Governance and Capital Markets Compliance Directorate, presented to the Corporate Governance Committee, and completed in line with the methodology outlined below, as recommended by the Committee to the Board of Directors.

01

The evaluation process was designed grounded in best practices.

The Board performance evaluation approach was designed based on regulatory requirements and global best practices, with the scope, methodology, and implementation steps of the process defined through a Performance Evaluation Form.

02

Each Board Member completed the Performance Evaluation Form.

Within this framework, each Board member participated in the evaluation process by completing the Performance Evaluation Form, which includes a questionnaire structured under four sections. The questions included in this section are intended to assess the effectiveness of the oversight function, the adequacy of annual business plan evaluations, the extent to which the company's values, mission, strategy, and business plans are reflected in critical decisions and agenda items, and whether financial indicators are monitored regularly and effectively.

03

Feedbacks were reviewed.

Responses provided by the members were systematically analyzed, feedback was consolidated, and areas for improvement and development priorities were clearly identified.

04

An action roadmap was established.

The analysis results and identified improvement areas were reported to the Board of Directors, and an action roadmap was developed to support monitoring and implementation based on these findings.

Performance Evaluation Methodology for the Board of Directors

- The question sets used within the Board performance evaluation methodology are structured under four main sections to holistically assess Board effectiveness and the maturity of corporate governance practices.

Based on the outputs of the performance evaluation conducted using this methodology, an action roadmap was developed to address the identified areas for improvement.

Board Composition and Function

Assessments focused on whether members possess the qualifications, experience, and competencies required to perform their duties effectively, whether the Board held a sufficient number of meetings during the year, and the effectiveness of committee structures and workflows.

Board Dynamics

The questionnaire addressed key elements such as the effectiveness of the oversight function, the adequacy of reviews of the annual business plan, the reflection of the company's values, mission, strategy, and business plan in critical matters, and the regular and sufficient monitoring of financial indicators.

Information Provided to the Board

Assessments covered whether information related to meeting agenda items was provided in a timely, clear, and comprehensive manner, whether financial information sets effectively highlighted key issues and trends, and aspects related to the effectiveness and impartiality of meetings.

Standards of Conduct

Finally, under Standards of Conduct, behavioral and ethical aspects were reviewed, including the presence of potential conflicts of interest and whether members made sufficient contributions to meeting discussions and decision-making processes.

Members of the Board of Directors



Şenol Kazancı
Chairman



Ayşe Nur Bahçekapılı
Member



Serdar Çetin
Independent Member



Salim Arda Ermut
Member



Mehmet Naci İnci
Independent Member



Figen Kılıç
Member



Nail Olpak
Member



İdris Sarısoy
Independent Member



Melikşah Yasin
Member



You can access the resumes of our Board members on our website.



Visit the **Board of Directors page.**

Management Team



Dr. Ali Taha Koç
Chief Executive Officer



Kamil Kalyon
Chief Financial Officer



Kadri Özdal
Chief Sales Officer



Mustafa Demirhan
Chief Information and Communication Technologies Officer



Erkan Durdu
Chief People and Business Support Officer



Ali Uysal
Chief Legal and Regulation Officer



Murat Akgüç
Chief Marketing and Digital Services Officer



Prof. Dr. Vehbi Çağrı Güngör
Chief Network Technologies Officer



You can access the resume of our management team members on our website



Visit the **Management Team page.**

Top Management of Our Group Companies



Erdal Yayla
BeST
General Manager



Metin Tuğtağ
Turkcell Global Bilgi
General Manager



Zeynel Korhan Bilek
Financell
General Manager



Murat Küçüközdemir
Kuzey Kıbrıs Turkcell
General Manager



Gürkan Arpacı
Turkcell Dijital İş Servisleri.
General Manager



Atilla Yıldız
Atmosware Teknoloji
General Manager



Serhat Dolaz
Paycell
General Manager



Uğur Çağlar
Turkcell Dijital Sigorta
General Manager



You can access the resumes of our group companies' top management members on our website.



Visit the **Top Management of Our Group Companies page.**

Sustainable Development Goals


8

16

Capitals

- Financial
- Social

Financial Capital

54 **Strong Financial Performance**

57 Business Model Hedging Practices

59 Funding Diversification

61 **Transparent Financial Management**

62 **Investor Relations**

Strong Financial Performance

The value we deliver to our stakeholders is directly linked to the resource generation capacity enabled by our financial performance.

- Through our extensive telecommunications infrastructure, our financial resilience supports:

  (1) The delivery of innovative products and services

  (2) The continuation of domestic technology development activities

  (3) The implementation of social projects focused on social benefit

  (4) The strengthening of employment conditions for our employees

Turkcell holds a competitive position in the markets it operates in, supported by its strong technological infrastructure, expanding customer base, and diversified revenue streams. Our company has evolved beyond being solely a telecommunications operator, establishing itself as a recognized technology provider in international markets through its capabilities in techfin and digital business services, including our data center and cloud business.



In this context, maintaining financial stability and achieving sustainable, profitable growth constitute core components of our strategic priorities. **While managing revenue growth with a focus on operational profitability, we adopt an approach that prioritizes efficiency in capital allocation and directs our investments toward areas of concentrated demand.** Within the scope of our prudent risk management approach, we aim to enhance our financial resilience against macroeconomic fluctuations and manage inflationary effects through pricing adjustments and the value propositions we offer to our subscribers.

Focus areas such as techfin, data center, and cloud are positioned among our priority business domains that underpin our growth strategy. We maintain resilience to financial risks through our strong balance sheet and a proactive approach to debt management. **By closely monitoring developments in debt and capital markets, we evaluate appropriate financial instruments across different currencies, maturities, and cost structures, and proactively manage our funding profile.** In addition, we support our working capital performance through effective collection processes.

In line with our transparent financial management approach, we support the principle of accountability by informing our stakeholders in a timely and consistent manner through our integrated reports, regular financial disclosures, and investor meetings. We continue our investor relations activities in line with our goals of strengthening market valuation and diversifying our investor base.

Within this framework, we manage our approach, aimed at supporting the sustainability of financial performance and creating long-term value for stakeholders, as an integral part of our business model.



During the reporting period, certain simplification and optimization steps were taken within our group structure in line with our capital allocation and operational efficiency approach, which supports the sustainability of our financial performance. Such transactions may affect the scope of consolidation and the integrity of reporting, in terms of the accurate interpretation of financial statements and sustainability performance indicators. Therefore, a summary regarding mergers, liquidations, and portfolio restructurings completed during the reporting period is provided below.

Rehberlik Hizmetleri Servisi A.Ş. (“Rehberlik”), a wholly owned subsidiary of our company, was resolved to be liquidated due to market contraction, the availability of alternative solutions offered by new technologies, and the absence of a revenue source. The liquidation procedures were completed on March 11, 2025.

The merger transaction between TDC Veri Hizmetleri A.Ş. and EB Metal Sac Profil Ticaret ve Sanayi A.Ş. was completed on November 21, 2025.

The “Simplified Merger through Acquisition” process with our wholly owned subsidiary Artel Bilişim Servisleri A.Ş. (“Artel”) was completed with the disclosure of a material event dated December 31, 2025.

Revenue Generated from Operations

Revenue generated from our operations constitutes the primary source of our capacity to create value. Through this revenue, we aim to deliver innovative products and services to our customers, improve employment conditions for our employees, contribute to the national economy and society through our investments, and regularly distribute dividends to our investors on an annual basis. With this approach, we place sustainable value creation for our stakeholders at the core of our operating model.

In 2025, the global disinflation trend continued, accompanied by a gradual shift toward monetary policy easing by major central banks. However, geopolitical tensions, rising protectionism in global trade, and tariff-related uncertainties continued to pose risks to the growth and inflation outlooks.


TURKCELL
دبي الإسلامي
DIB

You can find details regarding our Consolidated Financial Statements in the Appendices and in the related footnotes

 Go to **the relevant section.**

Turkcell Group Revenue

241.5
Billion TRY
10.7% Growth rate

Pricing adjustments, the growing postpaid subscriber base, and our upselling actions supported revenue growth. In addition, the positive contribution of our techfin and digital business services focus areas to growth enabled us to conclude 2025 with strong results.

Information on the financial results in the Consolidated Financial Statements section in the Appendices and in the related footnotes

Go to **the relevant section.**

Turkcell Group EBITDA

104.0
Billion TRY
13.8% Growth rate

43.1%
EBITDA margin
1.2 pp increase

In line with our strong revenue growth and disciplined cost management, **EBITDA increased by 13.8 percent year-on-year in 2025, reaching TRY 104.0 billion. In the same period, the EBITDA margin improved by 1.2 percentage points to 43.1 percent.**

The margin improvement was achieved despite the increase in the ratio of marketing expenses and mobile finance costs to revenue, thanks to the decrease in the ratio of personnel expenses and energy costs to revenue.

Turkcell Group Profit from Continuing Operations

17.8
Million TRY
22.6% Growth rate

In 2025, the USD/TRY and EUR/TRY increased by 21.7% and 37.3%, respectively. In a period marked by elevated macroeconomic uncertainty, our prudent financial risk management approach has successfully limited the impact of exchange rate movements on our financials.

Despite the increase in tax expenses due to the postponement of inflation accounting in statutory financials, our profit from continuing operations for the period **increased by 22.6% year-on-year, reaching TRY 17.8 billion.**

Turkcell Group Net Income

17.6
Million TRY

The contraction in 2025 net profit was driven by the high base effect resulting from the asset sale in Ukraine in the previous reporting period.

Investments and Free Cash Flow

In line with our responsibility to contribute to the development of the Turkish telecommunications sector and our objective of introducing our customers to new technologies, we continued our investments in 2025. In the mobile segment, the fiberization rate of our base stations increased, accelerating our investments in preparation for 5G. By continuing the expansion of our end-to-end fiber product and reaching 405 thousand new homepass throughout the year, our fiber home coverage reached 6.3 million homepass at the end of the year.

Our fiber take-up rate (TuR) was 42.4 percent. In 2025, a period of intensive investment, we continued to invest in renewable energy and data centers, in addition to our mobile and fixed infrastructure investments. Accordingly, in 2025, the ratio of our operational capital expenditures (excluding license fees) to total revenues was 22.6 percent. In line with our capital and liquidity management approach focused on free cash flow performance, we generated TRY 8.8 billion in free cash flow in 2025.

Business Model Hedging Practices



بنك الإمارات دبي الوطني
Emirates NBD
ClickShare

- In 2025, through our hedging practices that support our business model, we maintained risk management measures to limit the potential adverse effects of challenging macroeconomic conditions on our financial performance.

In a year marked by challenging macroeconomic conditions, we successfully managed inflationary pressures thanks to our strong operational and financial performance. Accordingly, we maintained our focus on balanced subscriber and ARPU growth. In 2025, the total number of subscribers increased by a net 788 thousand year-on-year to reach 43.9 million, while mobile ARPU (excluding M2M) increased by 10.6 percent and residential fiber ARPU increased by 15.4 percent. The ARPU growth was supported by segment-based price adjustments to account for inflationary conditions and intense market competition, the increase in the proportion of postpaid subscribers, upselling actions, and the rise in data usage. Our techfin and digital business services lines contributed to consolidated revenue growth with performance exceeding the group average.

Throughout 2025, we maintained our prudent financial risk management approach to foreign-currency-denominated leverage on our balance sheet. Within this scope, we managed our cash position by considering the composition of cash outflows from our operating activities. Considering the increasing hedging costs, we have continued the "natural hedge" approach provided by foreign-currency-denominated assets on the assets side of the balance sheet.

Portfolio effectiveness has been supported through short-term hedging instruments used since the last quarter of 2021. To reduce foreign exchange risk, our foreign currency transactions and position composition were diversified, prioritizing payment to suppliers in local currency and entering agreements with our largest suppliers in Turkish Lira to manage our foreign-currency position.

As of the end of 2025, we have a net short foreign currency position of USD 957 million.

In addition to foreign exchange risk management practices, we also use financial instruments that provide protection against interest rate risk to manage the impact of changes in market interest rates on our borrowing costs. By the end of 2025, following hedging actions, the fixed-rate debt portfolio constitutes approximately 49 percent of our total debt portfolio.

Within the scope of our risk management approach, we closely monitor the effectiveness of our derivative instrument portfolio and ensure that our hedging strategies operate in line with their intended objectives and at the desired level of effectiveness. Within this framework, we implement practices aimed at increasing the predictability of cash flows related to principal and interest payments on our long-term foreign-currency borrowings with internationally recognized, highly reputable financial institutions, and at securing the related obligations.





As a telecommunications company operating in developing markets, we prioritize maintaining a strong liquidity position to remain prepared for macroeconomic volatility and support operational continuity. Within this framework, we consider liquidity management a fundamental component of our financial resilience.

By the end of 2025, our balance sheet included TRY 91.8 billion in cash and cash equivalents, predominantly denominated in foreign currency. This level of liquidity serves as a buffer that supports the fulfillment of our debt service obligations through approximately the end of 2029.

In addition to our strong cash position, our committed and readily available credit facilities of approximately CNY 1.3 billion and EUR 28 million, together with our free cash flow generation, are among the key elements supporting our liquidity management. As a complementary component of our liquidity focus, we also prioritize leverage management.

Despite the depreciation of the Turkish Lira against the US Dollar and the Euro in 2025, as a result of cash generation and the sale of our subsidiaries operating in Ukraine, the Net Debt/EBITDA ratio was reduced to 0.14.

The actions implemented to enhance collection efficiency and the high priority given to telecommunication services for our customers helped maintain billing discipline. Thanks to these factors, we maintained our strong collection performance in 2025.

Efficient Capital Management

We manage our investment program by prioritizing areas with high potential to generate value and efficiency. This approach supports the allocation of capital in alignment with strategic priorities and enables scaling in strategic areas. Accordingly, we aim to strengthen our financial and operational performance while generating sustainable value for our stakeholders.

In financing our investment program, in addition to borrowing and cash flow generated from operations, we are also implementing active portfolio management efforts. By regularly monitoring market conditions and investor demand, we execute capital markets transactions and select private transactions in appropriate periods, aiming to manage the value of the assets on our balance sheet effectively.

In this context, all our shares in Lifecell LLC, LLC Global Bilgi, and LLC Ukrtower operating in Ukraine, together with the related rights and obligations, were transferred to DVL Telecom (an NJJ Holding group company) in September 2024. Following adjustments, including cash and debt, the final sale price amounted to USD 538.7 million.



Funding Diversification

- We aim to diversify our funding structure to complement our strong equity base, and by developing alternative funding methods, we strengthen our relationships in domestic and international markets. Within this scope, we utilize various instruments as part of our financing strategy, including bank loans, Eurobond issuances in international markets, and bond, bill, and lease certificate issuances in the local market. In addition to bank loans, capital markets remain among our priority areas for access to financing and funding diversification.

Sustainable Financing

Sustainable financing is a financing approach in which funds are allocated to objectives aligned with environmental, social, and governance criteria, and their use is monitored and reported against these criteria. The growing investment needs in the fight against the climate crisis, and global policy frameworks such as the European Green Deal, underscore the importance of sustainable finance. In this context, structuring corporate business strategies and financing decisions in alignment with the Sustainable Development Goals is considered critical for directing capital to appropriate areas, managing risks, and creating long-term value.

We aim to increase funding diversification and support the financing of projects that generate environmental and social value by utilizing sustainable finance instruments, such as country loans based on agreements with foreign suppliers, and sustainability-linked and/or green loans.

To diversify our funding structure and support our sustainability targets, we focus on increasing the use of sustainability-linked and green financing instruments. Within this scope, we aim to scale up the Sustainability-Linked Loan and Green Loan structures that we introduced in 2019 and 2020.

Turkcell evaluates the alignment of its capital expenditures with its climate transition plan within the scope of its Sustainable Finance Framework. In December 2024, the Turkcell Sustainable Finance Framework was published, and a Second Party Opinion was obtained for the Framework. The Framework has been structured in alignment with the ICMA Green Bond Principles 2021 (June 2022 Appendix I), the ICMA Social Bond Principles 2023, and the ICMA Sustainability Bond Guidelines 2021. The Framework is also aligned with the LMA/APLMA/LSTA Green Loan Principles 2023 and Social Loan Principles 2023.

Environmental categories include renewable energy (solar, wind), efficient data centers with energy consumption meeting the condition of Power Usage Effectiveness (PUE) ≤ 1.3, low-carbon transportation (electric vehicles), green buildings certified as Leadership in Energy and Environmental Design (LEED) Gold / BREEAM Very Good, and investments aimed at pollution prevention and control (electronic waste recovery, recycling, repair of faulty devices, and modem refurbishment). Social categories include investments in digital and financial inclusion, healthcare services, and critical digital infrastructure in post-disaster situations. Within this scope, the funds to be raised are expected to be allocated to financing green projects, such as the transformation of high-speed fixed and mobile networks, circular economy practices, and renewable energy investments, as well as to social projects supporting digital inclusion. In 2026, an Impact and Allocation Report on the use of these funds and the environmental and social impacts generated is planned for publication.

These criteria are directly linked to Turkcell's SBTi-aligned emission reduction targets and the UN Sustainable Development Goals. The methodology is implemented in integration with Turkcell's climate transition strategy and SBTi-approved targets, therefore, it ensures that the allocation of capital expenditures directly contributes to carbon reduction, energy efficiency, and long-term climate resilience.

Based on authorization from our Board of Directors and approval from the Capital Markets Board, Turkcell İletişim issued financing bills with a total nominal value of TRY 5.3 billion in 2025 to enable the company and its subsidiaries to borrow domestically in Turkish Lira.

In addition, **sukuk issuances totaling TRY 5.3 billion were successfully completed through our subsidiaries** Superonline, Financell, and Paycell.



We have various financing sources from which we benefit through sustainability-themed loans. In this context, our sustainability-linked loan of EUR 50 million with a 3-year maturity, obtained from BNP Paribas in May 2019, was updated in 2021 in accordance with the agreement with the bank, increasing the loan amount to EUR 70 million and extending the maturity to December 2026. The goals for the loan include the share of renewable energy in electricity consumption, the share of renewable energy generated within the group, and the annual volume of electronic waste collected from customers and employees.

In line with our target of meeting a portion of our electricity needs from our own renewable energy sources, a EUR 30 million loan agreement was signed with Bank of China in 2023.

In line with the same objective, a EUR 50 million loan agreement was signed with Türkiye Kalkınma ve Yatırım Bankası A.Ş. in 2024. Additionally, within the scope of financing our data center investments that prioritize energy efficiency and offer innovative technological solutions, a new EUR 65 million loan agreement was executed with Akbank.

In line with our corporate targets, our efforts on sustainable/green financing transactions continued in 2025, covering both domestic and international banks and capital markets. Within this scope, we signed a new EUR 45 million loan agreement with HSBC to finance our data center investments that prioritize energy efficiency and offer innovative technological solutions. With these efforts, we aim to diversify our funding structure, including potential green issuance alternatives, and to support sustainability-focused investments.

In accordance with the resolution made by the Board of Directors in 2024, a total of USD 1 billion in Eurobonds was issued in January 2025. The issuance was structured as USD 500 million 5-year bonds, with a coupon rate of 7.45 percent, and USD 500 million 7-year sustainability bonds, with a coupon rate of 7.65 percent. This transaction marked the company's first sustainability bond issuance.

Additionally, we continue our efforts as a founding member of the UNGC CFO Coalition for the Sustainable Development Goals, which aims to create a market for investments aligned with the Sustainable Development Goals.

Transparent Financial Management

We structure our financial management approach on transparency, accountability, and strong control mechanisms.

- Within this framework, we plan our budget effectively and regularly analyze deviations between actual results and budget targets, and update our action plans accordingly.

In the countries where we operate, we manage our direct and indirect tax practices in line with the principles of transparency and accountability, and publicly disclose our tax approach and financial results through our annual reports, disclosures of material events, and quarterly and annual financial results announcements.

Internally, we keep the information flow supporting decision-making processes current and accessible through share performance reports, regular reporting to senior management, and sector analyses.

Our financial management approach, built on principles of transparency and business ethics, serves as a fundamental assurance mechanism for safeguarding corporate reputation and maintaining stakeholder trust. In line with our corporate citizenship responsibilities, we adopt a "zero tolerance" approach to combating bribery and corruption.

To support the functioning of markets in a fair and healthy competitive environment, we comply with applicable legislation and conduct our financial transactions and reporting processes in alignment with the regulations of the Capital Markets Board of Türkiye (CMB) and the U.S. Securities and Exchange Commission (SEC).



Turkcell
Ventures
Investment Focus
Investment Methods
INVESTMENT IN FUNDS

Turkcell New Technologies Venture Capital Investment Fund (VCIF)

Established in March 2022 in collaboration with Re-Pie Portföy Yönetimi A.Ş., the Turkcell New Technologies Venture Capital Investment Fund (VCIF) provides strategic and financial support to technology-focused ventures with high scalability potential.

With an upper investment limit of TRY 750 million, the Fund focuses on areas such as artificial intelligence, cybersecurity, mobility, finance, health and education technologies, and enterprise business applications. The technology ventures invested in to date include EasyCep and Mobilfon, refurbished phone and electronics providers; Adastec, which develops autonomous driving technologies; Kuartis, which develops machine learning and autonomous driving technologies; İkas, an e-commerce solutions provider; Upily, which develops educational technologies; and Fonmap, which provides access to alternative investment funds. VCIF also invests in other venture capital investment funds to enhance portfolio diversification and ecosystem impact. Through collaboration and synergy established with ventures and funds, it is aimed to contribute to Turkcell's long-term, sustainable growth and to support the entrepreneurship ecosystem.

Investor Relations

- We conduct our investor relations activities in alignment with the Corporate Governance Principles within the framework of accessibility, timely responsiveness, transparency, and consistency, and in compliance with applicable legislation and regulations.

In line with this approach, we publish outputs related to our quarterly and annual financial and operational results disclosures (such as financial reports, press releases, and investor presentations) on our corporate website in Turkish and English, ensuring transparent, regular, and simultaneous access to information about our company for our stakeholders. Disclosure activities are carried out in Turkish and English primarily through the Public Disclosure Platform, as well as through the Turkcell Investor Relations website and social media platforms.

By reflecting our principles of transparency and consistency in our reporting processes, we strengthen our sustainability focus through an integrated perspective. **Within this scope, our first Integrated Annual Report was published in 2020, marking a first in the sector. In 2025, we further advanced our pioneering mission and became one of the first five companies in Türkiye to publish the 2024 Integrated Annual Report in compliance with TSRS.**

To support the more holistic integration of sustainability targets into corporate governance and financial decision-making processes, the sustainability unit was positioned under the Investor Relations and Corporate Finance Directorate in 2025. With this organizational structure, we aimed to strengthen the integration of sustainability performance with financial metrics and to support a data-driven communication approach.

With a team structure that has a strong command of company and sector dynamics and the capacity to communicate Turkcell's strategy and focus areas comprehensively, we aim to build long-term relationships with our stakeholders through regular communication.

Throughout 2025, our engagement with stakeholders within the scope of Investor Relations activities was conducted under a structured and measurable communication plan. Within this scope:

(1) We held a total of 370 meetings with institutional investment funds.

(2) We communicated our financial results four times during the year via teleconference.

(3) The recordings of these meetings, attended by a total of 147 analysts and investors each quarter, were made available on our Investor Relations website.

(4) We organized online meetings with portfolio management companies during the year, during which discussions were held with a total of 32 institutional funds.

(5) We participated in 10 local and global investor conferences and conducted 2 roadshows and 2 webinars.

(6) We held regular one-on-one meetings with 23 analysts covering the company.

(7) Over one thousand information requests were received via phone and email channels throughout the year, all of which were responded to in a timely manner.



Capital Markets Instruments Performance

Turkcell shares have been traded simultaneously on BIST and NYSE since July 11, 2000. Our shares are traded on BIST under the ticker "TCELL," and on NYSE under the ticker "TKC" in the form of American Depositary Receipts (ADR).

Turkcell's paid-in capital amounts to TRY 2.2 billion in nominal value. **As of December 31, 2025, its market capitalization stood at USD 4.8 billion, and the number of Turkcell ADRs increased by 97.5 percent year-on-year to reached 96.1 million by the end of 2025.**

Turkcell's free float ratio is 54 percent, and as of December 31, 2025, the foreign shareholding ratio on a per-share basis is 73 percent. As of the same date, the foreign shareholding ratio in Borsa İstanbul is 36 percent. The average daily trading volume of Turkcell shares traded on Borsa İstanbul **in 2025 was 26.5 million shares.**

Currently, 67 percent of our 54 percent free float is represented by institutional investors.

The geographical distribution of our institutional investor base is as follows: 48.4% North America, 37.4% Europe (including Türkiye), 10.0% the United Kingdom and Ireland, and 4.1% other regions.

Turkcell has three foreign currency-denominated bonds currently outstanding in international capital markets. These issuances consist of:

(1) A USD 500 million nominal bond issued on April 11, 2018, with a 10-year maturity and a 5.80 percent coupon rate,

(2) A USD 500 million nominal bond issued on January 24, 2025, with a 5-year maturity and a 7.45 percent coupon rate, and

(3) A USD 500 million nominal sustainability bond issued on the same date, with a 7-year maturity and a 7.65 percent coupon rate.

Additionally, our company and group subsidiaries also conduct bond, bill, and sukuk issuances in domestic markets during periods deemed appropriate in line with financing strategy and market conditions.

Share and Bond Buybacks

Within the scope of the share buyback decisions taken by the Turkcell Board of Directors on July 27, 2016, and subsequent dates, a total of 568,296 shares were repurchased on March 21, 2025. With this transaction, a total of 21,463,501 shares were repurchased between August 24, 2016, and March 21, 2025, pursuant to the relevant decisions. Within the scope of our material disclosure dated March 25, 2025, our company's Board of Directors resolved, in accordance with Capital Markets Board regulations and legislation, to increase the maximum fund amount allocated for the repurchase of company shares and company bonds, including ADRs traded on BIST and NYSE, from TRY 1 million 250 thousand to TRY 2 million 250 thousand.

In accordance with the Capital Markets Law and the provisions set forth in the Capital Markets Board's Communiqué No. II-22.1 on "Repurchased Shares," as well as the relevant resolutions, a Share Buyback Program with a total fund amount of TRY 8.5 billion was prepared and approved at the Ordinary General Assembly meeting dated May 15, 2025. Our company's share buybacks will be carried out within the framework of the new program.

Within the scope of the Buyback Program approved at our company's Ordinary General Assembly meeting dated May 15, 2025, and in order to safeguard the interests of our stakeholders and support healthy price formation under market conditions while preserving fair share value, a total of 2,093,944 shares were repurchased on November 12, 2025.

As of December 31, 2025, after the completion of all buybacks, 23.6 million Turkcell shares held by the company correspond to 1.1 percent of the company's share capital.

Sustainability Indices and Performance Indicators

We monitor and make visible our sustainability performance through our positioning in local and global indices and through external assessment results. Within this scope, we have been included in the BIST Sustainability Index (BIST SI), certified by Borsa İstanbul, since its establishment in 2014, which evaluates companies' approaches to sustainability issues (climate change, natural resources, water, health and safety, employment, etc.) within an independent framework. Additionally, we have maintained our position in the BIST Sustainability 25 Index since 2025, which has been prepared by Borsa İstanbul since 2022.

Our sustainability performance is also validated by independent rating agencies. Accordingly, we voluntarily report for **international sustainability indices such as LSEG, S&P Global, MSCI, and FTSE4Good.**

As of February 20, 2026, Turkcell ranked 1st among 290 telecommunications companies evaluated globally in the LSEG ESG Index, with a score of 86/100.

Additionally, Turkcell **ranked 1st** globally in the telecommunications sector in the **"World's Best Companies in Sustainable Growth 2026"** ranking prepared by TIME and Statista, achieving high scores in **sustainable growth and environmental performance** criteria.



Share Information and Dividend Yield

Strengthening Turkcell's market value and ensuring a fair reflection of the company's value in capital markets ranks among our priorities. Accordingly, we monitor strategic value creation opportunities, and within the framework of our financial discipline approach, we oversee dividend distribution with a focus on shareholder returns and in alignment with our relevant dividend policy.

The Turkcell Board of Directors evaluates the dividend decision process holistically within the framework of the Articles of Association and the Dividend Distribution Policy, by considering geopolitical risks in the countries where our subsidiaries operate, macroeconomic and financial conditions, our investment plans, and the related cash flow projections.

As a result of these evaluations, the Board of Directors recommended to the General Assembly that 20.4%, 50.0%, and 34.0% of distributable profit for the fiscal years 2022, 2023, and 2024, respectively, be distributed as dividends, and the General Assembly resolved to distribute dividends at these rates for the respective periods.

Dividend Yield


7.5%
3.2%
1.9%
3.0%
3.9%
2021
2022
2023
2024
2025

Share Performance *(Relative, 2025)*


Turkcell
BİST - 100
114.6
100
104.3
January
March
April
June
August
October
December





Analyst Recommendations

Turkcell shares are actively followed and analyzed by ***23 brokerage firms.***

By the end of 2025, **22 of the 23 analysts have issued a "buy"** recommendation for Turkcell.



Credit Rating

Turkcell is subject to credit ratings by S&P, Fitch, and JCR Eurasia Rating. Within the scope of applicable regulations, our group subsidiaries are also evaluated by JCR Eurasia Rating. The bonds issued by our company are rated at the same level as the corporate credit rating by S&P and Fitch.

Measures to prevent potential conflicts of interest with credit rating service providers are defined in both service agreements and the service providers' ethical conduct rules.



Turkcell	Long-Term Credit Rating	Outlook	Last Review Date
S&P (FC&TP)	BB	Stable	September 26, 2025
Fitch (FC)	BB -	Stable	December 15, 2025**
Fitch National	AAA (tur)	Stable	December 15, 2025**
JCR-ER (FC)	BB	Stable	May 29, 2025
JCR-ER National	AAA (tr)	Stable	May 29, 2025

**The table represents ratings as of December 31, 2025.*

***On February 4, 2026, Fitch Ratings affirmed Turkcell's long-term foreign currency credit rating at BB- and revised the outlook to Positive. In addition, Turkcell's national long-term credit rating was affirmed at AAA (tur) with a Stable outlook.*

Digital Finance Transformation

We aim to standardize our financial processes on a centralized system architecture, minimize manual intervention, and support operational excellence and efficiency improvement. Within the scope of this transformation approach, it is aimed to strengthen control points within process steps through system controls and to support the internal control environment with digital controls.

Additionally, by implementing artificial intelligence-supported solutions and robotic process automation (RPA) applications, we aim to elevate the operating model of the finance function to best-practice levels and to enhance speed, accuracy, and traceability through the automation of reporting, reconciliation, data validation, and routine operations.





Sustainable Development Goals





8 9 16

Capitals

- Produced
- Intellectual

Value Creation

67 Digital Technologies and Innovation

68 Mobile Infrastructure

70 Fiber Infrastructure

71 Data Centers

72 Artificial Intelligence and Transformative Technologies

74 Research and Development Activities

76 Business Ethics and Legal Compliance

79 Fair Competition

80 Anti-Corruption

81 Legal Compliance

85 Business Continuity and Responsible Value Chain

92 Disaster and Emergency Preparedness

93 Supply Chain Sustainability

Digital Technologies and Innovation



- We assess the current and potential impacts of all our digital technology and innovation activities on the economy, the environment, and society, including our activities in priority focus areas such as 5G, fiber, artificial intelligence, and cloud technologies, through a holistic approach that addresses opportunities and risks together. This assessment provides a guiding framework to strengthen the value-creation capacity of our technology investments while enabling early management of potential adverse impacts.

From an economic perspective, **5G and artificial intelligence-based solutions constitute a significant lever for increasing process efficiency, developing new business models, and driving growth in the digital economy.** We also recognize that technological transformation may increase the need for new competencies in the labor market, and we aim to support adaptation and capability development for our employees and stakeholders through an inclusive transformation approach.

(1) Within the scope of environmental impacts, **we aim to enhance energy efficiency through next-generation technology investments and reduce the carbon footprint of our operations with modern network equipment.** On the other hand, being aware that increasing data consumption alongside digitalization may raise energy demand, we are pursuing an energy efficiency-focused transformation by prioritizing renewable energy, energy optimization solutions, and green data center investments to mitigate this impact.

(2) From a people and society oriented perspective, digitalization holds the potential to generate benefits in areas such as accessibility, education, health, and security, while also requiring utilization of artificial intelligence and data processing to be managed in a transparent, ethical, and responsible manner. In this context, **we implement policies compliant with national and international standards on customer privacy, data security, and the prevention of discrimination.** Simultaneously, by leveraging artificial intelligence solutions to interpret big data, we apply machine learning techniques to analyze traffic congestion, manage capacity, and detect anomalies in our network, thereby improving infrastructure efficiency and service continuity.

(3) **From a human rights perspective, we consider that digital technologies have the potential to enhance equal opportunity, while also acknowledging that, if misused, they may create risk areas such as privacy, data protection, and discrimination. Therefore, we position respect for human rights as a fundamental principle, and we aim to design and operate our digital products and services along the axes of fairness, security, and inclusivity. Accordingly, we support the technology-driven efficiency and service quality gains discussed in the previous section through a rights-based management approach.**

In line with this approach, we adopt a responsible framework that translates the advantages of digital technologies into societal benefits, while regularly monitoring, managing, and transparently reporting on potential impacts. Through our impact management approach, we aim to address risks proactively and scale the positive outcomes of digitalization.

Our core policy priorities in the field of digital technologies and innovation are to provide our customers with a strong digital experience, support Türkiye's digital transformation, maintain our leadership in mobile during the transition to 5G by increasing infrastructure investments for next-generation mobile networks, enhance operational efficiency through next-generation technologies, and support sustainable growth. These priorities also aim to strengthen our long-term capacity for value creation by ensuring the secure, ethical, and responsible use of technology.

Mobile Infrastructure

The most significant development in the mobile market in 2025 has been the 5G authorization, a decade after the introduction of 4.5G. In this context, a detailed explanation of our 5G preparations, our achievements in the tender, and the benefits we will provide to our customers is presented below. In the next subsection, you can find general information regarding our mobile network and service continuity.

5G

At Turkcell, our preparations for the transition to 5G were initiated in 2016, immediately following the launch of 4.5G. While taking an active role in international platforms that define global 5G standards, we conducted the first 5G test in Türkiye in 2018. In the following years, 5G continued to be tested in real-life use cases through pilot field applications. As of 2020, our network has been comprehensively modernized, and the transition to a software-based and flexible infrastructure has been accelerated. From a financial perspective, the largest bond issuance in our company's history was executed to support 5G investments, and numerous strategic partnerships were established at both global and national levels.

Ultimately, in 2025, as preparations for the 5G tender accelerated and concrete steps were implemented, we intensified our efforts and officially launched the 5G Program with broad participation within the company. Within the scope of the program, feasibility studies for 5G investments were conducted, and during the preparation process for the authorization tender, comprehensive analyses were carried out on the most suitable bandwidth and band positions.

The 5G authorization tender, representing a historic milestone in Türkiye's digitalization journey, was held on October 16, 2025. As a result of the tender, with our bid of USD 1.47 billion including VAT, we obtained a total of 160 MHz of spectrum in the 700 MHz and 3.5 GHz bands, securing the widest frequency band allowed under the tender specifications (In the 3.5 GHz band, which is critical for capacity, the first three of the five 20 MHz blocks offered at auction were acquired, while we did not bid on the final two blocks in accordance with the rules). In addition, priority position selection rights in these bands were secured, ensuring the most favorable conditions for interference management and equipment compatibility.

With this outcome, our position as the leading operator holding the widest total spectrum in the country has been further reinforced, expanding our lead.

Another significant element of the tender organized by the Information and Communication Technologies Authority (ICTA) is the extension of the existing authorizations for 2G, 3G, and 4.5G, which were set to expire in 2029, until 2042, in alignment with the 5G authorization period. With the acquisition of this right, all frequencies used under the aforementioned authorizations may be utilized until 2042 without the need for any additional regulation or renewal process, in return for an annual payment equal to 5 percent of our total gross revenues (excluding VAT).

The 5G service is planned to commence on April 1, 2026, as stipulated in the tender. By utilizing the frequencies acquired in the tender, we aim to provide both broad coverage and high speed and capacity simultaneously. With its high capacity, 5G also creates significant opportunities in fixed wireless access (FWA). In this area, we already hold a strong position with our Superbox product offered over 4.5G.

With the high capacity we have obtained, we aim to elevate and further expand Superbox. For this purpose, we have begun offering our 5G-enabled Superbox product to customers ahead of the official launch date. Likewise, in industrial applications, which represent a key value proposition of 5G, we aim to carry our leadership in digital business services into this new era through innovative solutions that leverage features such as low latency, high speed, and network slicing across various sectors, including manufacturing, healthcare, and transportation.

As part of our efforts to develop domestic and national technologies, a strategic cooperation protocol was signed with ULAK Haberleşme A.Ş. at the Mobile World Congress. Within the framework of this protocol, we aim to deploy ULAK's 4.5G and 5G-supported next-generation products at a total of 3,250 sites across Türkiye. This partnership is expected to make a significant contribution to Türkiye's active role in next-generation communication technologies and the 5G ecosystem.

Recognizing the critical role device accessibility plays in the widespread adoption of 5G technology, our partnership with Samsung, announced at the Mobile World Congress, has been reinforced by new agreements in 2025. Within this scope, 100,000 Samsung 5G-compatible smart devices, exclusively produced for Turkcell, have been offered to our customers through Turkcell sales channels at advantageous conditions. Our priority is to make 5G technology accessible to everyone and to accelerate its adoption. Through our collaborations with leading global device manufacturers, we continue to provide our customers with easy, advantageous access to 5G-compatible devices.

Significant firsts have also been achieved in field applications and live testing. Within the scope of TEKNOFEST TRNC, the next-generation autonomous mobile marine vehicle on the Girne coast was controlled via a 5G connection from the festival area in Nicosia, marking the first 5G test from land to sea. This vehicle's remote control over 5G, developed using domestic technologies, is one of the innovative applications made possible by the efforts of young engineers.





During the Istanbul segment of TEKNOFEST, another significant milestone was reached as the domestically developed, 100% electric autonomous vehicle, designed at TÜBİTAK Gebze Campus, was operated via 5G from the Turkcell stand at the Atatürk Airport.

As of July 2022, 5G technology was launched for the first time at Istanbul Airport to serve all three operators. In 2025, 5G infrastructure was deployed at the stadiums of four major football clubs to enable our users to experience 5G before the official launch. Additionally, we have achieved the status of the operator providing the fastest 5G speeds in the Grand National Assembly of Türkiye.

All 5G activities are ongoing, and 5G will remain the primary focus of all our business units until the planned first signal date of April 1, 2026. A significant portion of our network has been modernized for the transition to 5G, and the fiberization rate at our base stations has been rapidly increased. Through our growing investments in fiber-connected base stations, we aim to provide high-speed, reliable connections that support 5G services. Following the first signal, we will continue our efforts with determination to maintain our leadership in mobile and to provide our customers with the most advanced technology.

Mobile Network Service Continuity

Turkcell holds the widest spectrum in Türkiye in mobile communications, with a total bandwidth of 394.4 MHz. Our frequency resources, which are 25 percent and 64 percent higher than our competitors, enable us to deliver a higher-capacity and higher-quality user experience under conditions of intense demand. Our broad spectrum portfolio supports speeds of up to 1.616 Gbps on our 4.5G network, forming the technical foundation for our capacity and quality of service objectives.

We strengthen our mobile network architecture by designing it to optimize coverage and capacity management together. Our mobile network infrastructure consists of an intelligent and flexible technological structure that delivers services through base stations, is guided by data-driven coverage/capacity management, and can scale as needed.

In line with our objective to facilitate access to the internet and information for everyone, we continue our investments and improvement efforts on our network and infrastructure without interruption.
We maintain high network availability, with a data accessibility rate of 99.92 percent, calculated based on traffic loss in our mobile network, and a low call drop rate of 0.29 percent for mobile voice calls.

We strengthen the continuity of our services by managing these indicators alongside our coverage and capacity investments, as well as our operational monitoring, proactive intervention, and automation-focused service management approach.

The accessibility and resilience of the mobile network are directly related not only to the active equipment layer, but also to the prevalence and management capacity of passive components such as towers and site infrastructure. Within this scope, our subsidiary Global Tower operates as Türkiye's leading tower company in Türkiye, Belarus, and the TRNC, and **provides tower leasing, build-to-suit tower, and tower maintenance services to other telecom operators, radio and TV broadcasters, internet service providers, energy companies, and public institutions.** By expanding its end-to-end service approach, Global Tower has also begun to provide solutions in the field of satellite services. As of year-end 2025, Global Tower's portfolio includes 10,646 towers.

Fiber Infrastructure

We continue to expand our fixed infrastructure with a competitive approach and the objective of extending end-to-end fiber access to households. In 2025, we connected an additional 405 thousand homepass to our fiber infrastructure, bringing the total to 6.3 million homepass.

- **As of 2025 year end, the number of provinces where we provide fiber-to-the-home access has reached 30, while our fiber backbone extends across all 81 provinces of Türkiye. The expansion of fiber enables us to increase the number of fiber-connected base stations and strengthen the transport capacity of our mobile network, thereby enhancing the performance of both fixed and mobile networks. Within this scope, the ongoing partnership between Turkcell and BOTAŞ since 2009 has been extended for 15 years following the renewal of the BOTAŞ infrastructure tender in 2025, with an annual payment of USD 25.5 million.**

Through our fiber infrastructure strengthened with advanced access technologies, we are able to provide **internet access at speeds of up to 10 Gbps using the G-PON/XGS-PON architecture. The percentage of customers with 100 Mbps or higher speeds has exceeded 57 percent of our total residential fiber customers by the end of 2025.**

In the corporate segment, we aim to accelerate digitalization through solutions that address access, security, and performance needs together. As the first operator to implement SD-WAN services, we offer security and access components under a single service, while providing architectures that support our customers' efficiency objectives amid increasing cost pressures. While responding to evolving business needs with services that include next-generation technologies such as Enterprise Wi-Fi, we reinforce secure, manageable, and high-performance corporate connectivity experiences through features such as SMS integration, logging, and Wi-Fi 6.



Data Centers

We consider our data centers, which hold a leading position in capacity in Türkiye following our substantial investment, as a key component of our infrastructure alongside our mobile and fixed networks. **Currently, with our four next-generation data centers, we have a total of 32 thousand m² of white space, 54 MW installed capacity, and 50 MW active IT capacity.** We consider this capacity to be a critical infrastructure input for digitalization and cloud transition processes of institutions in Türkiye.

Within the scope of our data center and cloud services, we provide data storage and cloud services to over 4 thousand corporate customers, helping them optimize their costs and enhance their operational efficiency. While managing our operations with an uninterrupted 24/7 service objective, we provide remote support in extraordinary situations through our expert engineers and aim to accelerate intervention processes.



With the strategic partnership we announced on November 12, 2025 with Google Cloud to establish a new hyperscale cloud region in Türkiye, our goal is to start the operations in the 2028-2029 period for the first modules of the hyperscale cloud infrastructure. Our goal is to establish Türkiye's first hyperscale cloud region and to ensure high availability through multiple access points zones, through a joint investment with Google Cloud worth approximately USD 3 billion. As Turkcell, we aim to combine our strong data center infrastructure with Google Cloud's global technology and artificial intelligence capabilities to ensure that data is processed securely and with low latency in Türkiye.

In our data center infrastructure, we focus on cybersecurity as a top priority and for this purpose , we primarily invest in domestic technologies. In a complex and constantly evolving threat environment, we provide our customers with services covering both virtual and physical security components in our data centers through our layered cybersecurity approach that integrates preventive, detective, and responsive controls. In addition, we proceed with a localization focus in our data center investments to strengthen supply continuity and increase operational control. We integrate suitable domestic solutions into our design standards within the framework of technical adequacy, maintainability, supply accessibility, and long-term operational performance criteria.

For physical resilience, our next-generation data centers in Ankara-Temelli, Kocaeli-Gebze, İzmir-Torbalı, and Tekirdağ-Çorlu have been **constructed to withstand the highest possible earthquake level, with system rooms designed to be fire-resistant for 120 minutes.** This design approach aims to support business continuity objectives for critical infrastructure services while reducing the risk of service interruptions under extraordinary circumstances. Additionally, by adopting a long-lasting, durable structural approach, we aim to preserve embedded carbon levels and prevent carbon emissions.

Within the scope of energy transition and climate impact management, solar panel applications were activated at our data centers in Ankara and Tekirdağ, and **2.2 GWh of electricity was generated from solar energy in 2025.** Accordingly, we continued our efforts to increase the use of renewable energy in our data center operations.

In our **LEED Gold-certified** data centers, we adopt an approach that not only provides technology infrastructure but also manages our environmental impact. In our data centers, we implement international certification and audit frameworks to deliver services at global standards in critical areas such as information security, service management, energy, and business continuity.

Artificial Intelligence and Transformative Technologies



We closely monitor and actively implement artificial intelligence applications that hold great transformation potential across various areas, from improving customer experience to increasing efficiency in internal processes. At Turkcell, we boast a competent and extensive artificial intelligence team that began research and design studies long before the recent popularity of generative AI applications.

By analyzing big data with our artificial intelligence solutions, we apply machine learning techniques to critical processes such as traffic density, capacity management, and anomaly detection in our network, aiming to enhance network performance and infrastructure efficiency. Through our digital business services, we provide AI-based solutions to institutions and organizations, supporting our customers' digital transformation journeys. In customer interactions, **an AI-based complaint management system** has been implemented to ensure that complaint processes are recorded completely and accurately.

In addition, our AI-supported self-service chatbot service, **Teknocan**, supported customer experience in 2025 by aiming to provide fast, reliable, and uninterrupted service to our customers whenever needed and through their preferred digital channel. **The total number of interactions conducted via Teknocan across Mobile, Fixed, and Pasaj channels reached 85 million during this period.**

While designing and implementing our artificial intelligence solutions, we place human values, sustainability, reliability, and responsible innovation at the core. We base our approach on managing artificial intelligence applications through ethical values and responsible use in line with the principles of "transparency, security, fairness, and focus on people and the environment" that we announced in 2020. Our Artificial Intelligence Principles were updated in 2025 in accordance with international developments and published publicly on our website.



Data Standardization Project:

An AI-supported initiative launched to improve the quality of supply chain data (product codes, descriptions, categories, supplier data, etc.) and to enhance digital maturity. With this project, we aim to strengthen the accuracy, consistency, and traceability of data, establishing a more reliable data foundation for supply chain decision-making processes.

Contract AI, which is currently in the planning phase, aims to holistically accelerate, standardize, and enhance the efficiency of the contract lifecycle from drafting to reporting steps, and from approval and negotiation processes to risk identification and risk management. Accordingly, we aim to ensure more consistent implementation of risk management and compliance practices by increasing process efficiency.

We continue our technical and commercial preparations to incorporate rapidly advancing satellite technologies into our product and service portfolio as complementary offerings to our existing services.

In this context, we have begun to take concrete steps to develop innovative services in the fields of broadband internet, the Internet of Things, and direct-to-device connectivity in partnership with world-leading organizations. We continue our preparations to pioneer the market with these innovative services in compliance with local regulations.

In addition to artificial intelligence and satellite technologies, we closely monitor other next-generation transformative technologies. For example, in quantum computing technology, in addition to conducting analyses on potential application areas such as network optimization, network security, and energy efficiency, we have initiated technical studies to enhance our capabilities. Certain applications within our company have been made quantum-secure. Protocols have been signed with major suppliers within our ecosystem, and certain pilot applications have been implemented. We participate in industry working groups that are active in this field abroad. In addition to our patent drafting efforts, we develop collaborations with universities, taking an active role in the development and dissemination of this technology in our country.

Research and Development Activities



Turkcell conducts its R&D activities with the aim of generating innovative technologies and transforming these technologies into customer-focused solutions to create sustainable value. The group-wide R&D ecosystem is supported by R&D centers, research laboratories, and technopark company structures, forming an integrated framework through Turkcell Teknoloji, Global Bilgi, Paycell, Atmosware, and the 1515/6 Gen Research Laboratory.

Within this structure, Turkcell Teknoloji has supported the group's technology production capacity since 2007 through its R&D activities in the field of information and communication technologies, backed by advanced engineering capabilities and strong intellectual property expertise. Products, services, and infrastructures developed as a result of R&D activities in strategic areas such as next-generation communication technologies, artificial intelligence and advanced analytics, cybersecurity, financial technologies, digital services, and customer experience solutions are integrated into Turkcell's ecosystem to create value in the field, while also transforming into high-value-added, globally competitive technology solutions and capabilities.

R&D activities carried out at our centers encompass the development of value-generating solutions across a broad range of areas, primarily next-generation communication and network technologies, AI-driven transformation, data-driven optimization, the Internet of Things, and sustainability-focused technologies, under a future-ready, strong infrastructure approach.

To strengthen R&D activities across the group, we maintain partnerships with leading national and international universities and research centers, as well as with institutions with advanced research infrastructure, incubation companies, and technology start-ups located in technoparks, SMEs, R&D centers, and technology companies. Within our priority technology areas, we develop joint projects through sectoral clusters and ecosystem networks to enhance knowledge accumulation and capability sharing, and aim to establish a sustainable innovation ecosystem that supports the commercialization of R&D outputs and their value creation in the field.

In our supplier and technology selection processes, we prioritize domestically manufactured equipment, aiming not only to ensure operational sustainability but also to strengthen the local value chain. We address our localization approach not only at the maturity level of existing technologies but also within the scope of preparations for next-generation technologies such as 5G Advanced. **We actively participate in multi-stakeholder initiatives, particularly R&D projects supported by the Republic of Türkiye Ministry of Industry and Technology, the Republic of Türkiye Ministry of Transport and Infrastructure, ICTA, and TÜBİTAK.** We contribute to localization activities in critical areas such as 5G base stations, core network, radio link, management system software, virtualization platforms, base station antennas, energy products, and cybersecurity software.

In the field of telecommunications cloud transformation, we continue to increase our investments in high-capacity domestic servers to support infrastructure independence and capacity flexibility.

In addition to TÜBİTAK-supported projects, we conducted five active projects in 2025 under the European Union-funded Horizon Europe and SNS (Smart Network and Services) programs. During this period, we concentrated on 6G-focused projects and applications.

Also within this scope

(1) **We are among the founding members of the Focus Group on Artificial Intelligence for Telecommunication Networks (FG-AI4NN) established under the International Telecommunication Union (ITU).**

(2) **Additionally, under the Turkish Standards Institution (TSE), we have contributed to the establishment of a mirror committee in cooperation with TÜBİTAK and have undertaken the role of chair of the committee.**



With these efforts, we help strengthen national capacity and accelerate international harmonization in AI-supported network technologies and standardization. We prioritize transforming the knowledge and technical gains achieved through these efforts into measurable scientific outputs and intellectual property value. In this regard:

(1) We increase our patent applications to protect our innovations,

(2) We contribute to academic literature through our publications in journals indexed in SCI, and

(3) We continue to share our knowledge through paper and poster presentations at leading industry conferences.

In 2023, when international publication and intellectual property acquisition targets were monitored more closely to strengthen our country's R&D capabilities in the field of communications, **we initiated innovative R&D activities under our Turkcell 6GEN-LAB project, which qualified for funding within the scope of TÜBİTAK 1515 (Leading R&D Laboratories Support Program), and started operations to generate outputs from these activities.**

Business Ethics and Legal Compliance

- Through the **Turkcell Common Values and Code of Business Ethics (TODİEK),** which has been prepared by taking internationally recognized best practices into account and entered into force with the approval of the Board of Directors, we define our ethical conduct standards; we aim to protect our employees and to ensure that these standards are disseminated across our ecosystem, covering business partners and stakeholders. This framework forms the basis of our corporate approach to the prevention, early identification, and appropriate handling of ethical risks.

Within the scope of Turkcell's Code of Common Values and Business Ethics (TODİEK), the steps to be followed by employees in the event of suspected non-compliance or misconduct, the reporting channels available, and the review-decision workflow for notifications have been defined. Notifications are evaluated by the Internal Misconduct and Ethics Process Management Team, and a report and presentation on the matter are prepared and submitted to the Ethics Committee. The Ethics Committee concludes the process by making decisions independently and by majority vote, in line with the sanction framework defined in the Disciplinary Regulation. Investigations conducted and sanctions applied are reported to the Audit Committee during the year.

The structure and mandate of the Ethics Committee have been designed not to be limited to the Anti-Bribery and Anti-Corruption and Human Rights policies. Subject to the Ethics Committee's discretion, other ethical policies and regulations that may be developed in line with emerging risks and needs may also be evaluated within this scope and incorporated into our governance system.

Within this framework, notifications and allegations reviewed by the Internal Misconduct and Ethics Process Management Team are assessed, and matters deemed appropriate are brought to the agenda of the Ethics Committee. Accordingly, risks that may arise within the scope of TODİEK and the related set of ethical policies are addressed in a consistent, traceable manner and within the corporate governance line.

The Ethics Committee consists of the Turkcell Group Chief Legal and Regulation Officer, the Turkcell Group Chief People and Business Support Officer, the Turkcell Group Chief Financial Officer, and the Turkcell Group Internal Audit Director. Reports prepared as a result of the reviews and submitted to the agenda of the Ethics Committee are also reported to the agenda of the Audit Committee by the Internal Misconduct and Ethics Process Management Team, within the integrity of corporate oversight mechanisms.

In line with this governance structure, a total of 26 case studies were conducted to investigate submissions received through the Ethics Reporting Channels during 2025. These submissions were addressed using a common classification approach during the evaluation and analysis processes, thereby strengthening reportability and traceability.

The reviewed cases were classified under three main categories: **unethical and immoral behavior, information security, and financial issues.** This classification supports making risk areas visible by submission type and managing appropriate actions in coordination with the relevant process owners. Of the 26 cases reviewed, the decision was made to impose the sanction of "Termination of Employment Contract" in one case. It was concluded that the cases reviewed did not involve actions contrary to the Turkcell Group Anti-Bribery and Anti-Corruption Policy.

Reports regarding legal non-compliance and ethically inappropriate situations are submitted via Ethics Reporting Channels to the Ethics Committee.

Employees and stakeholders may report ethical violations by:

(1) Filling out the Ethics Reporting Form available in the Turkcell system,

(2) Sending an email to **etikbildirim@turkcell.com.tr**

(3) Calling the Ethics Reporting Hotline at +90 532 210 44 44

(4) Directly contacting the Internal Audit Team or members of the Ethics Committee, or

(5) Sending an email to the Audit Committee **auditcommittee@turkcell.com.tr**

Individuals submitting reports may choose to remain anonymous (confidential). Accordingly, all ethical reporting processes are conducted under the assurance of the Audit Committee and the Ethics Committee, in compliance with the principle of full confidentiality.



The reporting mechanism established at Turkcell for reporting practices contrary to ethical principles is not limited to employees and is structured to cover all stakeholders. In this context, reports submitted by individuals other than Turkcell employees are assessed under the same transparency and confidentiality principles applied to employee-related ethical processes. Turkcell employees, business partners, suppliers, dealers, shareholders, and customers may submit to the Ethics Committee any matters they believe are not in compliance with the Turkcell Code of Ethics regarding company employees or practices. Accordingly, the ethical reporting system serves as an inclusive and reliable mechanism that strengthens a culture of responsible business conduct across the company's entire value chain.

Our Policies and Commitments

Turkcell's approach to responsible business conduct is defined within the framework of its Human Rights Policy, which has been developed in alignment with internationally recognized instruments such as the **UN Guiding Principles on Business and Human Rights, the Organisation for Economic Co-operation and Development (OECD) Guidelines for Multinational Enterprises, the Universal Declaration of Human Rights, and the International Labour Organization (ILO) Conventions.** Within this comprehensive framework, Turkcell commits to placing respect for human rights at the center of all business processes and to fostering a sustainable and inclusive working environment.

The company adopts a zero-tolerance approach toward violations of fundamental rights and freedoms, including child labor, forced labor, discrimination, and harassment. This approach applies to Turkcell's own operations and throughout the supply chain, with all stakeholders expected to adhere to the same human rights standards. Through this approach, Turkcell continues to advance decisively toward institutionalizing a culture of responsible business conduct at both national and international levels.

The management, monitoring, and preventive implementation of Turkcell's commitments on human rights and responsible business conduct are ensured through the company's corporate governance mechanisms. Compliance with policies is regularly monitored within the relevant Boards and Committees and supported by audit processes.

As part of preventive measures, specific practices are implemented for supply chain components that carry a higher risk. In this context, country-of-origin due diligence is conducted to mitigate sourcing risks from unethical sources such as "conflict minerals," and taking measures against all forms of child labor, forced labor, and violence is adopted as a fundamental principle.

In the event of potential violations, reporting and assessment mechanisms defined under the **Turkcell Common Values and Code of Business Ethics (TODİEK)** are activated, and submissions are reviewed by the **Ethics Committee** in line with principles of confidentiality and impartiality. Where necessary, accountability is ensured through various measures, including disciplinary actions, and steps are taken to prevent the recurrence of policy violations.



Turkcell's approach to responsible business conduct is implemented through an inclusive framework that extends beyond its own operations to encompass the entire value chain. This approach is implemented through the **Supplier Code of Conduct,** under which all suppliers are expected to act in line with the high ethical standards adopted by the company.

Supplier Code of Conduct covers core topics such as:

(1) Avoiding bribery and corruption,

(2) Compliance with competition law,

(3) Anti-money laundering,

(4) Occupational health and safety,

(5) Respecting human rights, and

(6) Environmental responsibility.



These principles are presented in an integrated structure with Turkcell's Code of Business Ethics and Human Rights Policy and are supported by an audit mechanism consistent with sustainability principles. Through this holistic structure, Turkcell has adopted a responsible business conduct system based on international standards that is traceable and auditable not only in its own operations but also across the processes of all business partners and suppliers. The aim of this system is to strengthen sustainability performance throughout the entire value chain.

Policies and commitments reflecting Turkcell's approach to responsible business conduct are publicly disclosed through our corporate website. Core documents such as the Human Rights Policy, Code of Business Ethics, and Supplier Code of Conduct have been approved at the Board of Directors level and enacted with the highest level of corporate ownership. This demonstrates that these commitments are not merely operational requirements, but also an integral part of our corporate values and sustainability strategy.

To establish an effective and focused governance structure, the Turkcell Board of Directors has delegated certain responsibilities to relevant committees. Within this scope, the Corporate Governance Committee convenes at least twice a year to monitor the implementation and development of corporate governance principles, oversee investor relations and sustainability activities, and submit solution-oriented recommendations to the Board of Directors. The Sustainability Committee, composed of executives from different company functions, is responsible for defining sustainability priorities, coordinating related activities, and reporting developments to the Board of Directors through the Corporate Governance Committee. While convening as needed, the Committee also holds two regular meetings each year.

Our sustainability commitments have been defined as an integral part of our core business strategy and integrated into daily operational policies and procedures. These commitments are also incorporated into the three-year strategic planning cycle, with progress monitored periodically and integrated into corporate performance.

Processes for Remediating Negative Impacts

Turkcell operates with an awareness that its activities may give rise to adverse environmental, social, or governance impacts. Accordingly, our company explicitly assumes responsibility for preventing such adverse impacts, mitigating risks through process improvements, and providing remediation where impacts occur. When a violation or non-compliance is identified, internal disciplinary procedures are initiated, without prejudice to applicable legal regulations. These processes involve varying levels of assessment and sanctions depending on the nature of the violation. By adopting an effective remediation approach, Turkcell aims to safeguard corporate responsibility and accountability by taking both corrective and preventive actions.

At Turkcell, a structured, reliable, and accessible reporting mechanism is in place to monitor compliance with ethical principles and assess potential violations. **The Internal Misconduct and Ethics Process Management Team** serves as the first point of contact for complaints received through ethical reporting channels and conducts preliminary assessments and investigations.



All ethical reporting processes are carried out with the knowledge and approval of the **Ethics Committee.**

In 2025, all submissions received through the Ethics Reporting Channels were assessed, necessary investigations were conducted based on the content of the reports, and corrective and preventive actions were taken where required. Thanks to this approach, not only were existing issues addressed, but corporate responsiveness to preventing similar risks in the future was also strengthened.

Fair Competition

The establishment and preservation of fair and strong competitive conditions are an integral part of Turkcell's operations, as one of the fundamental elements of a healthy market structure.

- Together with our group companies, we seek to ensure the continuation of effective competition in all markets where we operate; accordingly, we aim to conduct our activities in compliance with all relevant legal regulations, in line with the objectives of competition law

Within this approach, we monitor and control risks related to the prevention of agreements and practices that prevent, distort, or restrict competition, as well as the prevention of abuse of dominant position. We also closely monitor processes related to the assessment of mergers and acquisitions from a competition law perspective, as well as the effective implementation of regulatory and supervisory mechanisms aimed at strengthening competition in markets.

Our competition compliance program is supported by guidelines, regular communications, and training activities aimed at increasing employees' knowledge and awareness. In line with our general principles, adherence to the following is essential:

(1) Refraining from entering into any agreement or coordination with competitors that violates competition, such as price fixing, customer or territory allocation,

(2) Not sharing competitively sensitive information,

(3) Avoiding practices that prevent new market entry, and

(4) Not intervening in the resale prices of third parties.

We structure our competition compliance program in line with our objective of operating in compliance with the Turkish Commercial Code, Law No. 4054 on the Protection of Competition, the Electronic Communications Law, and the relevant secondary legislation. Critical lawsuits and processes related to competition law are reported in accordance with CMB and IFRS standards; where necessary, they are shared with regulatory authorities such as BIST and the SEC, thereby supporting the principles of transparency and accountability.

Within this framework, we recognize the role of fair competition in the effective functioning of markets and in fostering an environment of trust; therefore, we position compliance with competition law not merely as an obligation, but as a core component of our corporate governance approach. Accordingly, in addition to our own operational performance, we aim to contribute to a business environment that supports sustainable and healthy growth in the markets where we operate.

Compliance with competition law is addressed together with our ethical values, our way of doing business based on stakeholder trust, and our long-term sustainability objectives. By ensuring the continuity of our compliance program, we continue to focus on monitoring competition risks, strengthening preventive controls, and increasing employee awareness during reporting periods.

Anti-Corruption

In line with its responsible corporate citizenship approach, Turkcell considers the fight against bribery and corruption as one of the fundamental elements of corporate governance and ensures compliance with national and international standards across all its activities. **The Anti-Bribery and Anti-Corruption (ABAC) Policy,** approved by the Board of Directors in 2016, clearly defines our corporate stance by setting out the principles and rules that underline our "zero tolerance" approach to bribery and corruption.

Our Policy is publicly disclosed, and our expectation of our employees and stakeholders across the Turkcell ecosystem is that they comply with the provisions of the ABAC Policy.


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Within this framework, the implementation rules to ensure that third parties transacting with Turkcell and its group companies comply with Turkcell's ABAC Policy have been defined in the Turkcell Group Anti-Bribery and Anti-Corruption Regulation; sample contractual clauses to be signed by third parties (including the right of termination in case of violation) have been included in the annex of this regulation; a Third Party/Business Partner Identification Form has been established to identify third-party risks; and background review questions aimed at early risk detection have been listed for company merger and acquisition processes and other significant contractual procedures.

To support the effective implementation of this framework, the Corporate Governance and ABAC Program Office was established in April 2018, and the ABAC Program was launched to design preventive measures, conduct risk-based training, and coordinate internal communication activities.

This structure currently operates under the name Corporate Governance and Capital Markets Compliance Directorate (Compliance Directorate), with an autonomous organizational model that reports directly to the Board of Directors.

In 2025, the Compliance Directorate, which manages the anti-bribery and anti-corruption compliance program, continued the end-to-end designed ABAC training program already in place within our company. Adopting a risk-based approach, the training programs involved company and group company employees analyzing case studies based on simulated scenarios, aiming to enable participants to make compliant decisions in their daily work and to mitigate potential risks through the preventive approaches of frontline employees. Targeted communication was delivered to regional solution partners and the dealer ecosystem regarding Turkcell's Anti-Bribery and Anti-Corruption Policy, its implementing regulation, and related policies and procedures, underscoring the importance of stakeholder compliance with these rules.

Moreover, coordination and awareness activities on anti-bribery and anti-corruption were conducted with compliance officers experienced in contract and tender processes, particularly in key activities such as legal relations with financial institutions and technology partners, at group companies operating in Türkiye and abroad, supporting consistent implementation.

Within the scope of the 2025 training program, more than 5,900 employees of the company and its group companies were assigned the "Second-Generation Anti-Bribery and Anti-Corruption Training"; over 16,500 participants from regional solution partners and the dealer ecosystem were invited to a one-hour "Compliance Programs Training," and those unable to attend the live session later completed the Anti-Bribery and Anti-Corruption training through system-based training assignments.

During the reporting period, no case was determined to involve actions contrary to the Turkcell Group Anti-Bribery and Anti-Corruption Policy.



Legal Compliance

We position compliance with applicable **legal regulations** in our operations **as one of the fundamental elements of corporate governance and consider our performance in this area as a prerequisite for our sustainable way of doing business.** By closely monitoring planned changes to the regulations, we aim to identify non-compliance risks at an early stage and to manage potential impacts proactively.

In this context, we regularly share information on new laws and regulatory amendments with relevant teams to clarify responsibilities, and we support timely and complete responses to information and document requests from regulatory authorities by executing compliance projects in a structured manner. **We deploy internal audit activities and automated control mechanisms through digitalized tools, focusing on reducing violation risks and strengthening the control environment.**

As an extension of this control and monitoring structure, information regarding preliminary reviews, audits, or investigation processes conducted by the Information and Communication Technologies Authority and the Ministry of Trade within the scope of compliance with regulations governing the provision of products and services is disclosed in our financial reports in line with our corporate transparency and accountability approach.

Regulatory Compliance

Regulatory Compliance Management aims to identify non-compliance risks at an early stage by systematically monitoring evolving and changing regulations and to prevent potential violations proactively. In this context, information on legislative amendments and new regulations is regularly shared with relevant business units; projects are carried out to implement necessary adaptations, thereby maintaining an operational readiness level that enables timely responses to regulatory authorities' expectations.

To ensure the continuity of compliance with regulations in force, digitalized tools, including internal reviews and continuously operating automated control systems, are deployed, accordingly focusing on reducing the likelihood of violations. If non-compliance is identified within the scope of the controls, the necessary remedial actions and responsible parties are determined, implementation is monitored, and results are reported to senior management. The oversight and progress monitoring of these processes are also carried out by the Compliance Committee and the Compliance Sub-Committee.


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Tax Compliance

We consider tax compliance as one of the core elements of corporate governance, and we base our operations in all countries where we operate on compliance with local and international tax legislation. Within this scope, we operate regular internal audit mechanisms to support the accurate and timely fulfillment of tax obligations. Additionally, we utilize independent (external) audit processes to provide appropriate assurance.

Turkcell Group companies regularly inform the Board of Directors about tax liabilities arising under the tax legislation in force in the countries where they operate, as well as tax management and tax objectives. In addition, Turkcell is a publicly listed company in Türkiye and the United States and implements strict internal control processes in accordance with the regulations to which it is subject. Accordingly, all tax-related matters within the Turkcell Group are also monitored and analyzed by the central internal control team. Operations related to tax compliance processes are primarily managed by the tax team positioned under the central finance organization within the Turkcell Group.

The Turkcell Group continues to operate across various sectors, including telecommunications, digital financial services, data center operations, energy, insurance, and call center services. The companies continue their operations with the objective of generating profitability from their activities, in line with peer practices in the sectors in which they operate. Depending on the nature of the field of activity, sector-specific tax obligations may arise in addition to corporate income tax. In this context, Turkcell İletişim Hizmetleri A.Ş., which operates in the telecommunications sector in Türkiye and provides GSM services to customers, is subject to the Special Communication Tax (ÖİV) in addition to corporate income tax.

Corporate income tax returns are submitted within the statutory deadlines in accordance with applicable local and international tax regulations for the relevant periods. In addition, as a publicly listed company, Turkcell is subject to the regulations of the Capital Markets Board of Türkiye (CMB). Within this framework, the company is obliged to periodically disclose its financial position to the public in an independent audit report.

The group also includes companies that are resident in different countries. Therefore, the scope of our tax obligations also includes countries of tax residence of our companies, as reflected in our audited consolidated financial statements or disclosed in publicly available financial information. The countries where Turkcell Group companies reside are as follows:

(1) Türkiye

(2) Turkish Republic of Northern Cyprus

(3) The Netherlands

(4) Germany

(5) Belarus

(6) Ukraine

As the countries in question are not considered within the scope of "confidentiality jurisdictions," no approach has been adopted to avoid tax liabilities arising from the operations of the group companies. As indicated, depending on the nature of their fields of activity, Turkcell Group companies may incur sector-specific tax liabilities in addition to corporate income tax.

Accordingly, the tax liabilities undertaken by Turkcell Group companies and the tax payments made within this framework are aligned with their activities.

Multinational enterprise groups that exceed the thresholds set out in local transfer pricing legislation and the OECD Guidelines are required to submit local filings under Country-by-Country Reporting (CbCR) if they are subject to obligations under the legislation of the relevant countries. Within this report, the tax positions (paid and accrued) of all group companies subject to full consolidation are provided to tax authorities, and the relevant amounts are reported on a country-by-country basis.

Transfer pricing legislation in Türkiye is largely aligned with the OECD Transfer Pricing Guidelines. Companies engaging in related-party transactions are required to conduct their transactions in accordance with both local regulations and the arm's length principle outlined in the OECD Guidelines.

In this context, related-party transactions among Turkcell Group companies (including domestic and international related parties) are carried out in compliance with local transfer pricing regulations and the principles of the OECD Guidelines.

Within the scope of our tax transparency approach, categorized by their jurisdictions of tax residence, the tradenames of the companies included in our audited consolidated financial statements or publicly disclosed financial information, along with the main areas of operation of our principal companies, are summarized in Footnote 1 of the Independent Auditor's Report and Financial Statements in the Appendices, to enhance the clarity of our tax transparency approach.

Within this framework, the company is obligated to periodically disclose its financial position to the public in an Consolidated Financial Statements



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Compliance with International Capital Markets

In line with its position in capital markets, Turkcell adopts a compliance approach that jointly considers Turkish and U.S. capital markets regulations and good practices across its corporate governance structure, financial reporting, and internal control processes. This approach aims to ensure the timely and accurate fulfillment of public disclosure obligations, to strengthen the reliability of financial reporting, and to support investor confidence.

Within this scope, the structure and operating principles of the Board of Directors and its committees, as well as member independence, are addressed in an integrated manner together with reporting and disclosure obligations before the CMB, SEC, BIST, and NYSE. An effective internal control environment supporting the financial reporting process is established; additionally, ethical rules applicable to senior management and finance executives are implemented in line with SEC requirements, and blackout and quiet period practices are applied in share trading to mitigate capital markets abuse risks.

To ensure the continuity of this compliance approach, **practices under Sarbanes–Oxley (SOX), which aim to strengthen financial reporting controls and support investor protection, and under the FCPA, which defines the anti-bribery and anti-corruption framework at an international level, are positioned as priority areas within Turkcell's corporate governance and internal control architecture.** This framework simultaneously aims to ensure the accuracy and reliability of financial reporting and to establish a culture of compliance in corporate processes.

To manage our dual obligations in capital markets in an integrated manner, the SOX Coordination and Compliance Unit was established within the ABAC Office in January 2019. Accordingly, compliance requirements related to the capital markets regulations and corporate governance practices we are subject to are managed holistically under an autonomous structure reporting to the Board of Directors. As of January 1, 2021, this structure has continued its activities under the name SOX Compliance and Governance Unit.


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Within the scope of its activities, the SOX Compliance and Governance Unit monitors SEC and Public Company Accounting Oversight Board (PCAOB) regulations to ensure compliance requirements remain current; at the same time, it strengthens corporate transparency by integrating good practice examples into our processes. This structure contributes to the control environment that supports the accuracy and reliability of information disclosed to the public.

To embed the SOX framework into employee practices, training and awareness activities within the scope of SOX 404, which are considered part of the company's way of doing business, are carried out by the SOX Compliance and Governance Unit.

In line with developments related to SOX 404, awareness programs and workshops were conducted with 137 employees in 2025.





Economic and Trade Sanctions and Export Controls

The Turkcell Sanctions Compliance Program Procedure, approved by the Turkcell Board of Directors in 2020, **is implemented under the coordination of the Corporate Governance and Capital Markets Compliance Directorate; it is continuously monitored and updated as deemed necessary in line with evolving regulatory expectations and risk assessments.** This approach defines our corporate framework for the early identification and management of sanctions and export control risks.

The Sanctions Compliance Program Procedure is based on the design of processes and controls that support our company's compliance with economic and trade sanctions and export control rules. Accordingly, it provides a governance infrastructure for the operation of compliance expectations across the Turkcell ecosystem (including business partners and suppliers), starting at the shareholder level, and for taking preventive and corrective actions when necessary.

Within the scope of implementing this procedure, the Compliance Directorate conducts periodic reviews covering all business activities of the Turkcell Group, based on data obtained from business units (business owners). This arrangement aims to monitor sanctions and export control risks on an activity-specific basis and to regularly assess the effectiveness of controls.

At Turkcell, business owners are required to screen counterparties against the consolidated sanctions lists databases of the United Nations, the European Union, the United States, and the United Kingdom before entering into any business relationship. If risk indicators are identified or an additional assessment is required, further reviews are conducted by the Compliance Directorate, and additional preventive or corrective measures are implemented as necessary.

Through coordination with compliance units across group companies, sanctions imposed by various countries—primarily the European Union, the United Kingdom, and the United States—particularly those targeting Russia, Belarus, and other countries subject to comprehensive sanctions, and their potential impacts on group companies are closely monitored.

Sanctions updates and risk assessments related to Russia and Belarus are reported to the Committee for the Early Detection of Risks and, when deemed necessary, to the Board of Directors within the scope of corporate oversight mechanisms. To strengthen this screening and monitoring approach, controls related to economic and trade sanctions are also supported through an outsourced service. This approach aims to expand the scope of sanctions list screenings and to ensure operational continuity.
As part of the 2025 training program, the Compliance Directorate continually monitored legislation and developments related to economic and trade sanctions and export controls, and accordingly conducted information and awareness activities. In this context, in 2025, focus groups were identified in line with a risk-based approach; training invitations regarding the new restrictions introduced by the U.S. Bureau of Industry and Security (BIS) concerning ownership structures were sent to a group of 960 employees working in the company's Sales, Procurement, Legal, and Risk Management departments, and those who were unable to attend the live session were assigned the training through the Turkcell Academy system. In addition, general information on the Turkcell Sanctions Compliance Program Procedure and related policies and procedures was provided specifically to regional solution partners and the dealer ecosystem, emphasizing the importance of stakeholders' compliance with these rules. In our training sessions, similar to the Anti-Bribery and Anti-Corruption compliance program, an interactive question-and-answer format was used to ensure that participants actively engaged in the process by observing and interpreting the practical implications of the relevant changes.

Additionally, in 2025, coordination and awareness activities were carried out with compliance contacts at group companies established in Türkiye and abroad, within the scope of economic and trade sanctions and export controls.

In the training sessions, interactive formats similar to the approach used in the Anti-Bribery and Anti-Corruption compliance program were applied, enabling participants to be actively involved in the process through case-based discussions.





Business Continuity and Responsible Value Chain

Within the scope of our emergency preparedness and business continuity management approach, the actual and potential impacts of our activities on the economy, the environment, and people are regularly assessed.

- **To ensure the uninterrupted continuation of critical business activities and services, business continuity, emergency, and crisis management processes are implemented; these processes focus on reducing the potential economic and operational impacts of service disruptions.**

Large-scale disasters, infrastructure failures, and disruptions arising from external dependencies are considered the main potential adverse impact areas. Within this framework, business continuity management aims to enhance corporate resilience and minimize potential adverse impacts by taking stakeholder impacts into account.

Within the framework established by the ISO 22301 standard, the Turkcell Group Business Continuity Management System is structured in compliance with business continuity management system requirements. **Within the Standard, the critical products and services of Turkcell, Superonline, Global Bilgi, Global Tower, Turktell Bilişim, Turkcell Dijital İş Servisleri, and Turkcell Satış are addressed under a single framework.** This scope aims to ensure the uninterrupted delivery of voice, messaging, and internet services on mobile and fixed networks,



as well as server, data center, call center, tower installation/acceptance, and operational support services.

Our business continuity management system has been independently audited and certified compliant with ISO 22301:2019, and a management structure aligned with customer expectations, corporate policies, and legal requirements has been established.

Additionally, regular drills are conducted to verify the effectiveness of our business continuity plans in emergency and disaster scenarios.

With our extensive infrastructure, emergency operations center, and expert teams, we strengthen our preparedness and response capacity against risks that may affect continuity, such as operational disruptions and natural disasters.

The expertise within our customer service operations and our fiber optic infrastructure play a supporting role in ensuring the sustainability of critical services during disaster scenarios.

Within the scope of our **Crisis Management Plan**, we conduct regular drills and awareness activities, thereby continuously enhancing our preparedness for natural disasters, cyberattacks, and other crisis scenarios.

Through these practices, we test the effectiveness of processes that ensure service continuity and strengthen continuity management by identifying improvement actions.

Turkcell has carried out early detection and mapping activities related to natural disasters and extreme weather risks at network sites across Türkiye using risk maps provided by public institutions. Using the **desertification risk map**, the impacts of climate change on network energy consumption have been analyzed. **Risk assessments within the scope of disaster and crisis management** have been conducted in cooperation with the Disaster and Emergency Management Authority, the Turkish State Meteorological Service, and the Directorate General of Geographic Information Systems. Anomalies such as sudden increases in emergency calls and voice/data traffic have also been included in risk mapping.

Action and monitoring lists have been prepared for sites exposed to forest fire risks, maintenance and repair contracts have been renewed, and the use of diesel generators has been made mandatory. Temperature monitoring using thermal cameras has been initiated; the integration of crisis detection and early warning systems into internal operations is ongoing.

In the next phase, we plan to assess local risks by taking base station identification numbers and network design into account, and to determine future investment needs related to these risks.

Turkcell mitigates climate-related risks to data centers and base stations by establishing redundant infrastructure, including batteries, backup power systems, and data protection technologies, to ensure operational continuity. All services and processes are subject to regular risk assessments, and the active capacity of data centers is continuously monitored. New requirements that may arise due to climate impacts, such as increased cooling needs or higher water consumption, are proactively managed to maintain resilience.

Additionally, **during the 2025 period,** we completed an independent external audit for **ISO 22320 Emergency Management System certification, earning the certification.** Accordingly, we are updating our policies and procedures to jointly meet Business Continuity and Emergency Management requirements, thereby strengthening our preparedness, response, and recovery capabilities for crises at the corporate level through a holistic approach.


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To verify the practical implementation of our policies and procedures and to support continuous improvement, we regularly test the effectiveness of our business continuity plans through drills conducted under emergency and disaster scenarios. **Drills and awareness activities carried out within the scope of our Crisis Management Plan aim to increase our preparedness for natural disasters, cyberattacks, and other crises and to ensure service continuity.**

Additionally, **by assessing the criticality levels of our employees in terms of disasters and emergencies, we identify Level 1 critical jobs and roles. Accordingly, within the scope of the Geographic Redundancy Project, we geographically back up these critical activities and related employees to strengthen uninterrupted service delivery.**

Corporate Risk Management

Corporate Risk Management activities are planned, implemented, assessed, and continuously improved within an integrated and systematic framework developed based on 'best practice' examples, in a manner that contributes to the achievement of the company's objectives. These activities constitute a systematic process applied across our organization that ensures the identification of potential risks that may affect the company and the management of these risks in line with the company's risk appetite, to safeguard the achievement of the company's objectives.

Pursuant to Article 378 of the Turkish Commercial Code and the CMB Corporate Governance Communiqué, the **Early Detection of Risks Committee,** which was established at the end of the 2012 under the Board of Directors, **carries out activities aimed at the early identification of risks that may jeopardize the company's existence, development, and continuity, the determination and implementation of measures against identified risks, and overall risk management.**

WThe Committee reports to the Board of Directors every two months; the reports prepared are also shared with the independent audit firm.

Within the scope of the Enterprise Risk Management methodology, the assessment of risks, the coordination of risk prevention activities across Turkcell and group companies, and regular reporting to the Committee for the Early Detection of Risks are the responsibility of the Enterprise Risk Management Team.

Turkcell's Enterprise Risk Management approach is designed in accordance with **the COSO Enterprise Risk Management framework** and is the first and only in the industry to hold an **ISO 31000 certification.** This approach is based on conducting the risk management process in an integrated manner with core management processes.

Information Security Risks

Data security risk
We assess scenarios such as theft, loss, leakage, incorrect recording, alteration, deletion, or loss of access to information in physical or electronic environments, due to authorized or unauthorized access, within the scope of risk management. To prevent these risks and mitigate their impacts, we manage data security by implementing technical and administrative controls; we consider the protection of our users' and business partners' information a core component of our information security approach.

Cybersecurity risk
We focus on protecting our information and systems by monitoring threats related to the malicious use of our internal and external IT infrastructure. In this context, we apply security controls, conduct tests, and proactively manage vulnerabilities. Our Security Operations Center (SOC) operates defense mechanisms against cyberattacks by monitoring current threats 24/7 and supports the security of our business processes.

Financial Risks

Macroeconomic risks
We monitor the potential impacts of economic and political uncertainties on financial conditions and expectations within the scope of corporate risk management. To mitigate funding-related risks, including constraints that regional sanctions may impose on access to certain financial resources, we prioritize diversifying our funding sources. In line with this approach, we continue to strengthen our financial resilience by maintaining the flexibility to activate alternative funding options and by keeping the necessary agreements/infrastructure in place.

Credit constraints, inflation, and foreign exchange risk
Fluctuations in interest rates, inflation, and foreign exchange rates may affect access to financing, borrowing costs, and our cash flows, creating risks of cost increases and pressure on revenues. Therefore, to manage funding access and cost risks, we take strategic actions to strengthen liquidity; we regularly monitor market conditions by leveraging strong cash generation, effectively using existing limits, and identifying opportunities to increase limits.

Liquidity, cash generation, and collection risks
We manage the risk of disruptions in financing due to market volatility and cash flow fluctuations by diversifying funding sources and maintaining a liquidity buffer. In this context, we evaluate fixed- or floating-rate credit alternatives, primarily corporate bonds, and regularly monitor forward-looking cash flow projections in line with our liquidity management principles. We treat the potential impacts of economic fluctuations on collection performance as a priority risk area and support our collection processes with strong operational and technological infrastructure. In process design, we aim to increase collection effectiveness through practices such as early-payment incentives, expanded automatic payment instructions, and personalized payment options.

Strategic Risks

Investment and adaptation to technological developments risks
Insufficient investments in innovation, new business opportunities, and strategic priorities, or the failure to achieve the expected returns from such investments, may create risks for our market position, reputation, and brand perception in the long term, in addition to missed growth opportunities. Therefore, we continuously monitor sectoral, local, and global trends and aim to take timely actions to update our investment and product/service priorities by closely tracking competitive dynamics in new business areas. To support this approach, our collaborations with international industry organizations, such as the GSMA, and our R&D activities are key enablers for the adoption and scaling of innovative technologies. In addition, by proactively tracking technological developments through national and international project initiatives, we continue to invest in long-term value

You can find detailed information and the scope of environmental risks in the "Climate-Related Risks and Opportunities" section

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Legal Risks

Regulatory compliance risks
The risk of non-compliance with legislation and regulations we are subject to, and the risk of potential exposure to administrative sanctions, are addressed as a priority within the scope of corporate risk management. Our Legal and Regulatory function aims to proactively manage compliance risks by closely monitoring regulatory developments. In this framework, business units are regularly informed about legislative changes and new regulations, and compliance plans are developed and implementation steps are monitored with senior management participation through platforms such as the Personal Data Steering Committee, Compliance Committee, Sub-Compliance Committee, and Information Systems Compliance Committee. In addition, controls are implemented through internal audits and automated digitalized mechanisms to prevent potential violations and reduce the risk of administrative sanctions.

Litigation and legal dispute risks
Disputes and litigation processes that may arise from our operations, contracts, and projects are managed with the priority of protecting the company's interests. In this context, our Legal and Regulatory function aims to pursue a management approach that safeguards the company's interests to the greatest extent possible by working in coordination with the relevant units during the early identification of risks, dispute resolution, and litigation follow-up phases.

Business Continuity Risks

We systematically address the risk that unexpected events such as natural disasters and terrorist incidents may affect the continuity of our operational processes within the framework of business continuity management. In this scope, we develop crisis, business continuity, and service continuity plans and regularly review them to enhance their currency and effectiveness. To verify the applicability of these plans and assess our level of preparedness, we conduct annual drills and implement corrective and preventive actions by identifying areas for improvement based on drill outcomes.

To reduce the potential impacts of physical risks such as earthquakes and climate change on business continuity, we conduct scenario-based assessments under the coordination of Business Continuity Management and analyze risks holistically across all functions. As a result of these efforts, we aim to deliver dynamic, proactive solutions and establish a risk-based management approach across the company.

Operational Risks

Sustainability-, climate-, environment-, and ecology-related risks
Within the scope of our integrated value creation model, we systematically assess sustainability-related risks and opportunities, particularly climate and environmental risks, and analyze the potential impacts of physical risks, primarily extreme weather, on our operations, and implement mitigation measures. You can find detailed information and the scope of environmental risks in the "Climate-Related Risks and Opportunities" section of the TSRS-Compliant Sustainability Report in the Appendices.

Risks related to the management of relationships with third parties
To mitigate potential operational, financial, and reputational impacts arising from third parties' failure to fulfill their obligations or from practices that are inconsistent with company procedures, we assess contracts with business partners within the relevant legal framework and take into account risk-mitigating provisions related to contractual obligations, compliance expectations, and control clauses. With this approach, we aim to limit the likelihood of adverse impacts on our operations. By regularly monitoring potential disruption risks in global supply chains, we periodically review our order and inventory planning to manage the impacts of supply shortages and longer lead times.

Market Risks

Economic and political uncertainties
Economic and political uncertainties may result in risks of deviations from expected revenue performance through their effects on demand outlook and consumer behavior, as well as increase the need for revisions in budgets and forecasts. To manage these risks, we regularly monitor global trends and macroeconomic indicators and aim to take timely action by analyzing revenue and subscriber data from a pricing and competitive strategy perspective.

Competition risks
Rapid changes in market conditions and aggressive moves by competitors may create risks of unexpected project or revenue losses and of being placed at a disadvantage during technological or sectoral transformations. To manage these risks, we regularly monitor market and competitor activities and aim to respond to competitive dynamics in a timely manner by updating our product, pricing, channel, and campaign strategies.

Customer risks
Demographic changes in the customer base (age, education, income, etc.) may increase the risk of misinterpreting needs and failing to develop value propositions that align with expectations. To manage this risk, we regularly analyze market research and customer feedback and carry out proactive improvement actions aimed at enhancing customer satisfaction. In terms of corporate customers, we conduct comprehensive risk assessments for transactions such as hardware and device sales, as well as during pre-sales processes and the rollout of new products, services, or campaigns. Within this framework, while aiming to reduce collection risks, preserve financial profitability, and support operational continuity, we also strengthen our relationships with business partners through a sustainable collaboration approach.

Internal Control and Continuous Improvement

The Turkcell Group Internal Control and Continuous Improvement Directorate(10), within the authority granted by the CEO and in line with applicable legislation and professional standards, is responsible for the following across Turkcell İletişim Hizmetleri A.Ş. and Turkcell Group Companies:

(1) Identification of internal risks,

(2) Execution of Level 2 control activities, and

(3) Coordination of initiatives aimed at improving business processes.

Within this scope, the Internal Control Unit develops risk-based internal control plans by assessing the objectives, priorities, and risks of functions. In line with the control frequencies determined during the period, it supports the effectiveness of the control environment by performing preventive and detective controls through early warning mechanisms, automation tools, and/or manual practices

Within the scope of our internal control activities, we assess the effectiveness of first-level controls and follow up on the planning and implementation of corrective actions by sharing deficiencies identified through control results with the relevant teams. In cases where findings identified by the Internal Control Unit stem from process design or process gaps, our Continuous Improvement Center addresses the relevant process end-to-end, redesigns it, and implements improvement actions.

The Internal Control Unit conducts internal audit activities in line with the requirements of our ISO certifications, monitors findings arising from internal and external audits, and ensures follow-up on relevant corrective and preventive actions.

ISO 27001 and ISO 27017 certifications are core components of our management approach that support the protection of financial data, intellectual property, and sensitive customer information within international frameworks for implementing security controls for information security and cloud environments.

Turkcell, Turkcell Superonline, BiP, Turkcell Teknoloji, Turkcell Satış, Global Tower, Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş., and Paycell base their information security management processes on the ISO 27001 standard. Turkcell and Turkcell Superonline also apply the ISO 27017 standard for the management of information technology security in cloud services. Certifications aligned with these standards support the systematic implementation of information security controls, thereby protecting information assets and mitigating related risks.

Within the scope of ISO 27001 and ISO 27017, we identify, manage, and operate controls to mitigate information security risks in accordance with the standards.

(10) *Effective February 16, 2026, the Continuous Improvement Department within the Internal Control and Continuous Improvement Directorate has been positioned under the Strategy Directorate, and the name of the Internal Control and Continuous Improvement Directorate has been changed to the Internal Control and Enterprise Risk Management Directorate.*



Through periodic meetings held throughout the year, the Internal Control Unit regularly reports to senior management on the scope and results of internal control activities, the identified findings, the implemented corrective and preventive actions, and current and upcoming action plans.

Our Continuous Improvement Center allows us to redesign business processes in a lean, agile, efficient, and sustainable manner at the minimum risk level. To guarantee the lasting impact of process transformation, we carry out standardization and process development activities with a systematic approach and scale implementations by leveraging opportunities offered by new technologies

Within the scope of our continuous improvement approach, we systematically analyze outputs and findings obtained from ISO 9001 Quality Management System audits and evaluate these results as key inputs to our improvement cycle. Within this scope, our companies holding ISO 9001 certification are Turkcell, Turkcell Superonline, Global Tower, Turkcell Satış, and Turkcell Dijital İş Servisleri; findings obtained from audit processes are addressed together with relevant units and process owners, converted into action plans, and regularly monitored. In addition, in line with our Integrated Quality Management System approach, we conduct activities to strengthen continuous improvement awareness and culture through the Document Management System, governance development initiatives, and the internal process improvement suggestion platform; we expand these efforts across the organization by supporting them with training sessions, communication practices, and process-based development actions.

Processes of Turkcell and Turkcell Group Companies are designed and modeled end-to-end using a standard methodology. Processes are tracked using performance indicators tailored to each process, ensuring that performance is measured and reported regularly. Within this scope, we carry out initiatives to define common process design principles and integrate them into the process improvement cycle; we establish the corporate process and document architecture, update it as needed, and ensure its sustainability.

Our internal control and continuous improvement activities are planned and carried out based on process flows and the risk and internal control inventory. In detective and preventive control practices, control process automation is achieved through advanced data analytics and robotic automation-supported controls; accordingly, the consistency and traceability of controls are enhanced, supporting a reasonable level of assurance.

Within the scope of our continuous improvement approach, we strengthen data-driven process management by evaluating next-generation technologies.



Within this framework, we implement process mining applications and carry out initiatives to scale the use of robotic process automation (RPA) across the organization.
In 2025, through activities in robotic process automation, a total of 244,147 working hours were reached with 327 active robots, and the automation ecosystem achieved 4,905 active scenarios.

In line with these achievements, significant outcomes were obtained in the digitalization of processes and the enhancement of operational efficiency, contributing to the redeployment of the workforce toward higher value-added areas.

Internal Audit

Our internal audit activities are carried out by the Internal Audit Directorate, which operates under the direct authority of the Board of Directors. Audits are conducted in accordance with the International Standards for the Professional Practice of Internal Auditing; findings and recommendations are regularly reported to the Audit Committee.

Within the scope of our annual risk-based audit plans, we carry out audits of operational processes across the group, as well as internal control audits under Section 404 of the Sarbanes-Oxley Act (SOX), due to our status as a company listed on the New York Stock Exchange.

Our operational audits focus on assessing the effectiveness of the company's risk management, internal control, and governance processes. Through these audits, independent assurance is provided to the Board of Directors and the Audit Committee, with the aim of identifying areas for improvement that support the achievement of objectives.

Within the scope of SOX 404 compliance audits, the effectiveness of the internal control structure at Turkcell and its group companies is examined in detail, in line with the annual plan, to support the reliability of the financial statements. Identified control deficiencies and related action plans are regularly reported to the Audit Committee, as well as to the Chief Executive Officer and the Chief Financial Officer.

In addition to assurance activities, our Internal Audit Directorate also provides advisory services in line with current developments and management requests. Within the scope of our risk-based audit approach, risks are regularly reviewed, with early identification of changes in the risk profile and the development of proactive solutions as targeted outcomes. The planning and scoping of our audit activities are structured on risk analyses and risk prioritization based on these assessments.

The selection of an independent auditing firm begins with the Audit Committee's recommendation to the Board of Directors, based on its evaluation of the firm's independence and competence criteria. The process is carried out in accordance with relevant legal provisions and corporate governance principles.



As a result of this evaluation, during the Ordinary General Assembly meeting held on May 15, 2025, Güney Bağımsız Denetim ve SMMM A.Ş. was appointed as the independent auditor for the 2025 financial statements and transactions, as well as for sustainability assurance audits, in accordance with the Turkish Commercial Code and Capital Markets legislation.

Revenue Assurance Management

The early detection and prevention of potential errors, losses, and leaks in service processes are among our priority control areas for safeguarding revenue streams, supporting financial resilience, and strengthening operational security.

Within this scope, our revenue assurance team regularly analyzes critical end-to-end processes, such as billing, tariff management, customer transactions, and system integrations. Through process analyses and controls, potential risks are proactively identified, and corrective and preventive actions are implemented accordingly.

In line with the principles of transparency and auditability, we establish effective reconciliation processes and regularly monitor data consistency across systems. While building a compatible and traceable collaboration framework with our business partners, we position reconciliation mechanisms as a critical control tool for the early detection and remediation of revenue leakages.

This approach supports the continuity of our service and revenue processes and ensures the timely implementation of corrective and preventive actions aimed at preventing potential losses.



Disaster and Emergency Preparedness

Turkcell Disaster and Crisis Management Program
The Turkcell Group Business Continuity Unit operates to ensure business continuity under all circumstances and enhance the resilience of all functions against disasters and crises. The program is designed to adopt a proactive approach that not only responds to risks but also strengthens preparedness by anticipating potential scenarios.

Within this scope, we implement processes and practices aimed at enhancing preparedness capacity before disasters, effectively coordinating response during crises, and returning to normal operations as quickly as possible through recovery actions after disasters. We conduct regular, comprehensive drills at our workplaces and field locations for a range of scenarios, from natural disasters to human-induced crises.

These drills aim to reduce risks while also strengthening teams' response capabilities and enhancing process maturity. This approach forms part of our crisis management commitment, which supports stakeholder confidence and strengthens sustainable operational continuity.

Furthermore, the Turkcell Search and Rescue Team was established with the participation of thirty-two volunteer employees to take part in disaster response and search and rescue activities. Following its establishment, the team, which completed its training and preparation in a short period, successfully completed the official accreditation process as a Light Urban Search and Rescue Team after comprehensive inspections and examinations conducted under the AFAD Accreditation System.

With the objective of preventing disruptions to our users' communication services during disasters and emergencies, we define our corporate approach under the **PO-016 Business Continuity Management Policy** and conduct business continuity management within this framework.

Accordingly, we invest in technical solutions, such as redundancy, emergency power supply, and portable station systems, to enhance post-disaster communication continuity across our critical infrastructures (base stations, data centers, and fiber lines).

We do not limit our investments aimed at safeguarding the continuity of communication services during disasters and emergencies to redundancy and emergency response capacity; we also support them through infrastructure expansion efforts that strengthen nationwide access. This approach aims to preserve an inclusive and resilient network structure capable of meeting the increased demand for internet and information access, particularly during crisis periods. We complement our infrastructure expansion efforts with technology investments that enhance capacity and service quality. Accordingly, we target an infrastructure architecture that supports network performance and access continuity across different demand scenarios, including disasters and emergencies.

Within the scope of efforts aimed at ensuring energy continuity, in 2025, 267 fixed diesel generators and 575 lithium batteries were installed at our base stations. Additionally, within the scope of preparedness for a potential Marmara earthquake, the installation of 67 new towers was completed in the province of Istanbul.



Supply Chain Sustainability

Turkcell's Supply Chain operates through an integrated structure that incorporates Technical and Non-Technical Procurement, Logistics, Real Estate and Construction, Leasing, Infrastructure Permits, and Process Development teams. Thanks to this multidisciplinary organizational structure, the supply ecosystem is managed using an end-to-end approach, with strengthened coordination across processes to achieve operational excellence. Effective supply chain management is treated as a strategic priority both in terms of cost and efficiency, and with respect to sustainability, business ethics, and risk management.

Turkcell's downstream assets and operations are designed to deliver products and services to customers, manage after-sales services, and support the end-to-end customer experience. In this context, key downstream assets include **Turkcell Communication Centers, digital sales channels (turkcell.com.tr and the Turkcell application), call centers, corporate sales teams, dealer networks, and device distribution infrastructure**.

Supplier Ecosystem Management

To strengthen social impact across the supply chain and enhance consistency in supplier relationships, we consolidate our activities under a single structure to accelerate the implementation of value-oriented initiatives carried out with our suppliers. **The Supply Chain Process Development Team addresses supplier diversity, development, risk management, and sustainability analyses together across a broad scope, ranging from projects that promote supplier-oriented innovation and localization initiatives to SME and start-up support and collaborations established through sectoral events**.

In line with our commitment under Alliance 8.7(11) to end child labor, we expect all of our suppliers to fully comply with principles such as respect for employee rights, the prevention of child labor, and the prohibition of forced labor. We expect our suppliers to comply with the minimum standards for sustainable business conduct (Turkcell Environmental Policy, Human Rights Policy, and TODİEK – Turkcell Common Values and Code of Business Ethics), and to communicate these standards to their subcontractors as well.


EV & YAŞAM

In evaluating potential new suppliers, we take into account sustainability and ecological considerations, as well as criteria such as quality-price balance, past performance, market conditions, and references.

In addition, existing suppliers are periodically evaluated within the scope of ESG criteria. During the reporting period, evaluation reports were prepared for 60 critical suppliers representing approximately 80 percent of our trade volume. In the evaluation, compliance with environmental legislation, waste management and recycling practices, energy and resource efficiency, emission management, occupational health and safety, and governance-related matters were taken into consideration.

Within the next three years, we aim to evaluate the environmental, social, and governance performance of 250 suppliers representing 95 percent of our procurement volume; to provide recommendations for areas of improvement; and to regularly monitor progress.

Through the Supplier Human Rights Due Diligence and Supplier Sustainability Performance Assessment projects, suppliers' performance in human rights, occupational health and safety, environment, and business ethics is measured to reduce risks and strengthen supply chain transparency.

Our procurement categories are classified according to the Kraljic Matrix(12), and within this scope, suppliers are regularly evaluated based on commercial performance, quality, delivery, process management, and innovation criteria. For suppliers scoring below 70 points in the assessment, Turkcell Academy provides sustainability training to support performance improvement.

Transparency and reliability in supply chain management are ensured through regular audits and senior management reporting mechanisms. As of 2025, no adverse environmental or social incidents originating from our suppliers have been identified. Practices aligned with national and international standards are maintained to ensure that our procurement processes are traceable and transparent.

(11) *Alliance 8.7 is a global partnership that aims to end child labor, forced labor, modern slavery, and human trafficking worldwide, within the framework of the UN's 2030 Sustainable Development Goals.*

(12) *A strategic procurement tool designed to help companies manage their supplier relationships more effectively.*



These operational practices are a concrete reflection of the Green Procurement approach adopted across all our procurement processes. Within the scope of its Green Procurement approach, Turkcell follows **a procurement policy that supports the use of materials with low carbon intensity, high energy efficiency, and recycled content.** In new procurements, environmental performance criteria are directly integrated into tender processes through technical specifications and scoring mechanisms. Depending on the type of product or service, measurable environmental requirements, such as recycled plastic usage rates (minimum content requirements), energy efficiency performance, packaging recyclability/reduction, circular-economy alignment, and e-waste recovery requirements, are defined as mandatory criteria or scoring elements. We take affirmative action toward local suppliers.

As a key component of this approach, we directly engage with our supplier ecosystem at our annual Supplier Summit and share our expectations within a common framework. **At the 2025 Supplier Summit, we met with our suppliers in person and conveyed Turkcell's priorities for the 5G era and its expectations from the ecosystem within the scope of "5 Initiatives with 5G."**

Within the scope of the summit:

(1) We shared our Supplier-Oriented Innovation program and examples of implemented projects in **"Advanced Innovative Solutions."**

(2) We presented the outcomes achieved to date in the field of localization and our targets for the new period in **"True Local Technology."**

(3) In line with the **"Broad SME Ecosystem"** goal, we evaluated new product opportunities that could be jointly developed with our suppliers through the **"Local and National Product Workshop."**

(4) We shared our current best practices, clarified what we expect from suppliers, and defined areas for joint development in **"Strong Sustainable Infrastructure"** and **"Reliable and Sustainable Operations."**

Environmental and Social Practices in the Supply Chain

With the objective of reducing environmental impacts across the supply chain, we implement practices focused on digitalization and operational optimization within our logistics processes. Through digital activation in SIM card deliveries, we saved **2.3** million sheets of paper by 2025. By deploying robotic technologies in order processes, we increased operational efficiency, and by managing orders through a distribution model based on local centers, we achieved 35 percent fuel savings.

While expanding the use of electric vehicles in distribution operations, we aim to reduce our environmental footprint through practices designed to decrease plastic consumption. In e-commerce operations, we transitioned to 100 percent sustainable materials for packaging and internal protective materials, and prefer compostable materials for internal protection. In addition, package volume optimization has been implemented, and the packaging structure has been diversified into envelope and box formats. **Within the scope of environmentally friendly packaging, 21,400 envelope-format packages and 102,300 parcel boxes have been used to date.** No adverse environmental impacts have been reported or identified within our monitoring and evaluation processes under these practices.

We complement our practices to reduce environmental impacts in logistics and packaging processes with risk management and performance-monitoring mechanisms across the supply chain. Within this scope, we assess our suppliers' environmental performance not only based on operational outcomes but also through a systematic evaluation and continuous improvement cycle.

Supplier-Oriented Innovation Projects

Within the scope of the Supplier-Oriented Innovation (TEİ) program, launched in 2020 to support innovation across the supplier ecosystem, we transform innovative ideas of suppliers into projects through contributions from relevant business units and procurement teams.

Projects under the TEİ program are evaluated based on criteria such as cost savings, process and quality improvement, revenue growth, and sustainability impact, and are submitted to the Supplier-Oriented Innovation and Localization Committee, where Turkcell Chief Officers serve as jury members. The implementation processes of projects approved by the Committee are carried out through the planning, execution, and results monitoring phases.

Approved projects include: 5G Core Network infrastructure software that meets the operational, performance, and service continuity requirements of the network infrastructure; management software that automates repetitive operational actions performed manually in Telco Cloud environments and addresses the needs of the expanding virtualization environment; infrastructure that increases monitoring efficiency by optimizing alarm management in the fixed network; and a solution that enables Wi-Fi transmission services over fiber infrastructure to support communication continuity in areas inaccessible to mobile vehicles, such as during disasters or large-scale events. These outputs have holistically contributed to increasing operational efficiency, strengthening service reliability, ensuring uninterrupted communication during disasters and situations with limited access, and reducing external dependency.

As of the end of 2025, a total of 24 projects have been implemented within the program, generating cumulative additional savings and revenue contributions amounting to TRY 374 million to date. Over the next five-year period, we aim to generate an additional value totaling TRY 400 million through these projects.

To manage social risks in the supply chain and promote responsible business practices, we conduct the Supplier Sustainability Performance Assessment. Within this scope, we measure the performance of our critical suppliers, which account for 90 percent of our procurement volume, across human rights, occupational health and safety, the environment, and business ethics, and aim to reduce risks and enhance supply chain transparency.

While we monitor social performance among critical suppliers through a questionnaire-based and targeted coverage approach, we also **collaborate with SMEs and start-ups** to increase the diversity of our supplier portfolio. This approach aims to strengthen inclusivity within the supply ecosystem and support access to innovative solutions.



Sustainable Development Goals






4 8 10 12 17

Capitals



- Intellectual
- Social
- Human

Value Ecosystem

97 Data Privacy and Cybersecurity

99 Digital Inclusion and Customer Experience

99 People-Oriented Customer Experience

101 Digital Customer Experience and Satisfaction

103 Transparent and Innovative Tariffs and Packages

107 Promoting Digital Rights

109 Decent Workplace

112 Employee Satisfaction and Development

117 Employee Rights, Equity, Diversity, and Inclusion

120 Employee Health and Safety

124 Local Development and Domestic Technologies

125 Contribution to the Local Economy

126 Development of Domestic Technologies

127 Corporate Social Responsibility

Data Privacy and Cybersecurity

We consider cybersecurity a core component of our business strategy and operate one of the largest cybersecurity teams in Türkiye.

- With more than 160 experts, we monitor cyber threats 24/7 and protect our infrastructure, customers, and business partners. The activities conducted and data generated by our Cybersecurity Directorate are regularly shared with senior management and relevant teams through various channels, including monthly meetings with security executives, annual ISO 27001 review meetings, and Cybersecurity Meetings held every two months.

We determine our personal data protection compliance approach primarily **within the framework of Law No. 6698 on the Protection of Personal Data (KVKK), as well as within the GDPR and other relevant legal regulations.** Accordingly, while establishing our set of corporate policies on personal data protection and information security, we prepare and update process-specific privacy notices in line with the nature of each data processing operation. Within this scope, we prepare, update, and regularly publish separate privacy notices for each process on the websites of the relevant companies in accordance with the nature of the personal data processing activities carried out by Turkcell and all group companies.

This approach is not limited to internal practices; we expect our business partners to adopt the same high standards. We base all collaborations with third parties on the foundational principles set out in Article 4 of KVKK. Within this framework, we implement the necessary technical and administrative measures to ensure the security of our customers' personal data and regularly review these measures for effectiveness.

In line with our working model, we use secure remote access solutions to connect to the Turkcell network and corporate resources, whether from the office or remotely. Access is provided via **Turkcell-issued laptops through an encrypted virtual private network (VPN) infrastructure or desktop virtualization solutions.** This access model is supported by controls such as antivirus software, disk encryption, and similar measures to strengthen endpoint security, helping protect data confidentiality and integrity.



As part of our measures to protect the confidentiality and integrity of corporate data, **Teknocan** is our corporate assistant platform that integrates Turkcell's corporate knowledge assets with generative artificial intelligence, enables employees to access information through dialogue-based interaction instead of document searches, and operates on Turkcell's secure infrastructure without transferring data outside the organization.

The purpose of developing the platform is to limit data privacy breaches, intellectual property leakage, and regulatory non-compliance risks that may arise from employees' uncontrolled use of general-purpose external services (ChatGPT, Gemini, Grok, etc.) and to standardize corporate artificial intelligence usage within the Turkcell environment under authorization, traceability, and governance controls.

Moving forward, we plan to add additional capabilities to the platform that allow employees to create and manage their own agents and support document and presentation generation.

With Teknocan:

(1) Corporate content and user requests are processed internally, with access managed through information repositories restricted by user authorization levels.

(2) Corporate documents are automatically scanned, and responses to user queries are provided together with relevant source references.

(3) Generative artificial intelligence use cases such as text generation, summarization, analysis, and translation are delivered through models provided within the Turkcell environment.

Available Modes:

(1) **Internal corporate mode:** Querying Human Resources, process/quality management systems, policies and procedures, technical guides, and project documentation; customizing the scope of use by uploading team or project-based document repositories.

(2) **General Large Language Model (LLM) mode:** General-purpose generative artificial intelligence use, such as text generation, summarization, and translation.

We support our governance structure for personal data protection with a defined set of procedures and policies. In this context, we clarify responsibilities, workflows, and control steps within the framework of the **Personal Data Breach Management Procedure, the Personal Data Retention and Disposal Policy, and the Personal Data Steering Committee Procedure.** In addition, we transparently inform relevant individuals through privacy notices prepared in accordance with the nature of each process in which personal data are processed, and standardize process-based compliance at the corporate level.

We place great importance on providing our customers with clear and understandable information about their personal rights under the KVKK. In the privacy notices of Turkcell and all group companies, we provide guidance on how data subject rights may be exercised and through which channels applications may be submitted, and publish this information on the relevant websites. We diligently review and conclude data subject applications in accordance with the procedures and timeframes stipulated by legislation.

To reduce the risks our customers may encounter in the digital environment, we offer the Secure Internet Service free of charge. The service is structured around two main profiles: "Child" and "Family." Within the Family Profile, customers may select one or more sub-profiles according to their needs, including game websites and applications, chat websites and applications, and social media websites and applications. Our customers can activate the service at any time, modify their profile preferences, and terminate the service whenever they wish.

We closely monitor developments in the regulatory framework and decisions of the Personal Data Protection Authority, and we incorporate the risk areas indicated by these decisions into our control structure.

Digital Inclusion and Customer Experience

We aim to strengthen digital inclusion through practices that reduce the digital gap and increase access across all areas in which we operate, and to make access to technology more feasible and usable for everyone. This approach is based on an inclusive perspective that aims both to enhance the social benefit of our services and to provide our customers with an equitable experience despite differing needs and circumstances.

We approach inclusion through a long-term social impact lens that supports environments where individuals are able to realize their potential. Through projects, sponsorships, and events implemented across different areas, we focus on converting the transformative power of technology into measurable benefits for everyone through an inclusive and sustainable approach.

People-Oriented Customer Experience

Through our **"People-Oriented Customer Experience"** approach, we prioritize enabling our customers to feel "Safe, Valuable, Happy" at every touchpoint, and delivering a simple, personalized, and consistent experience. We support all our employees in acting with a people-oriented mindset, and we strengthen our decision-making culture in line with the **Turkcell Experience Principles.** By systematically listening to customer needs and expectations, we integrate feedback into our processes, and by developing our products and services from an accessibility perspective, we help reduce social inequalities.

Through the **Integrated Channel Experience (Omnichannel)** project, carried out in line with the "One Turkcell" vision, we transform customer interactions into an integrated, channel-independent structure and enhance experience continuity by ensuring seamlessness across touchpoints. We safeguard our people-oriented approach through our **"Customer Satisfaction Policy,"** and commit to addressing customer requests and complaints in an open, transparent, prompt, and reliable manner. While positioning technology as a lever that simplifies the experience, we adopt a hybrid structure that preserves access to human support: we enhance our chatbot capabilities and facilitate transitions to the live support (live chat) channel when needed, thereby enabling our customers to quickly reach a customer representative.





To strengthen this hybrid approach, we increase our level of digitalization by widely using artificial intelligence technologies that make the user experience more personalized and effective across both our digital channels and customer services. We position artificial intelligence as a capability that serves to meet the customer's needs through the right channel at the right time, and we support solution speed and experience consistency through data-driven improvement cycles.

Through this governance approach, we address our artificial intelligence applications within a framework that strengthens customer experience and reinforces trust. At the same time, by continuously diversifying our product and service portfolio in line with evolving technologies and stakeholder expectations, we aim to offer our customers a holistic and differentiated digital experience.

To log customer complaints comprehensively and accurately, we operate an artificial intelligence-based complaint management system. The system detects complaint statements during customer interactions, automatically classifies the subject of the complaint, and generates structured data suitable for reporting. Accordingly, operational efficiency is increased as the need for manual categorization in call center processes is reduced, and **the effectiveness of analysis, root cause assessments, and improvement actions is also strengthened** by accurately recording complaints under the appropriate categories.

This artificial intelligence-supported recording and classification infrastructure enables us to move beyond merely "collecting" feedback and empowers us to integrate it into a regular monitoring and improvement cycle. Accordingly, as the visibility of complaints and requests increases, decision-making processes become more consistent and data-driven.

Within this framework, we hold **Voice of Customer (VoC)** meetings in which we monitor customer feedback on a weekly basis and evaluate the necessary actions together with the relevant teams. By drawing directly on customer feedback, we systematically analyze complaints and implement improvements to our products and services based on the insights we gain. To scale this approach across the organization, we established an **"experience platform"** based on the assumption that ideas aimed at improving customer experience are not limited to experience teams. Through the platform, all employees can share experience-enhancing ideas and action proposals, and the submitted suggestions are reviewed by experience teams with the aim of transforming feasible ones into projects and implementing them. Therefore, employee contributions gain visibility, ideas are transformed into tangible projects, and innovation is encouraged and supported through reward mechanisms.

On social media, we provide 24/7 service to our users through 70+ accounts on 6 platforms: Facebook, X (Twitter), Instagram, YouTube, LinkedIn, and TikTok.

In 2025, by replying to 26 thousand social media items per month on average, we took various actions to improve reputation management and customer experience. We engage in conversations with users according to each platform's nature and our brand positioning, providing support for our digital applications. We respond to customers on social media within approximately 12 minutes.





Digital Customer Experience and Satisfaction

To enable our customers to receive easier, faster, and more reliable services across digital channels, we continue to develop next-generation solutions that simplify the digital customer journey and respond instantly to customer needs. In this context, our artificial intelligence-powered self-service chatbot assistant, Teknocan, was positioned in 2025 as a key touchpoint that enhances "comfort" and accessibility in the digital experience by providing uninterrupted service to customers when they need it, through their preferred digital channel.

In 2025, **Teknocan** reached a total of 85 million interactions across Mobile, Fixed, and Pasaj channels. Along with the increase in usage volume, customer satisfaction improved steadily, and our 'first contact resolution' performance also strengthened. Approximately 98 percent of our customers who received service through the chatbot were able to access the information or service they needed on their first contact, without needing to switch to a different channel. This result confirms the effectiveness of our approach to increasing resolution speed and experience consistency on digital channels.

Teknocan is a Chatbot solution that works integrated with the Turkcell application and aims to meet customers' needs across different categories through a chat interface. The solution provides a scalable self-service experience on the company's digital channels, aiming to accurately identify customer needs, direct them to relevant processes, or complete transactions via chat. This approach aims to increase first-contact resolution rates and reduce the need to transfer to call or voice channels.

Teknocan's capabilities are continuously being improved with new use cases and integrations. The main contributions Teknocan offers are:

(1) **Self-service capacity and resource efficiency:** Supports the resolution of repetitive customer requests through digital channels, reducing the load on the call center; contributes to the creation of higher value and more qualified interactions in applications transferred to representatives.

(2) **Consistent and scalable customer experience:** Provides consistent responses and guidance even for high-volume requests through standardized dialogues and flows.

(3) **Continuous improvement and scope expansion:** Enables the rapid deployment of new categories and scenarios, ensuring the regular expansion of solution scope.

(4) **Digital channel orchestration:** Classifies customer needs and directs them to the appropriate workflow; offers end-to-end guidance, including directing to pages, screens, or steps within processes in the mobile application.

In the upcoming period, we plan a transition from traditional NLU and partially hybrid architectures to a more up-to-date LLM-based infrastructure for Teknocan. With this transformation, we aim to improve intent classification accuracy, support multi-turn conversations that better preserve context, and enhance consistency and quality in response generation. Furthermore, our goal is to establish a chatbot architecture that can quickly deploy new categories and skills, is highly scalable, and is sustainable in the long term.

We further deepen this digitally scaled interaction capacity enabled by Teknocan through our chatbot capabilities that are secured by intellectual property and differentiated within the sector, thereby offering our customers an end-to-end integrated experience. Our patent-registered proprietary solutions strengthen consistency across digital channels while ensuring standardization and continuity in experience design.

Our investments in artificial intelligence technologies, beyond increasing efficiency and resolution speed in service processes, support our ability to shape the transformation of the chatbot ecosystem through innovative solutions and next-generation experience designs. At the center of our customer experience strategy is enabling our customers to access accurate and fast information without effort.

We advanced this integrated and hybrid service model delivered across digital touchpoints to an enterprise-wide level through the competitive customer experience transformation program we launched in 2025. Within the scope of the program, which is designed as a three-year initiative, we aim to deliver an artificial intelligence-supported, fast, personalized, and intelligent customer experience through a people-oriented approach. As the program's priority outcomes, our goals are **to strengthen customer satisfaction, increase operational efficiency, and shorten first-contact resolution times.**

Transparent and Innovative Tariffs and Packages

Our Tariffs and Packages

Postpaid Packages
Through our AI-based smart offer management model, we provide customers with flexible pricing and content options that best align with their needs and that are personalized via analytical models. To enhance customer experience, we create fast and user-friendly interfaces for package changes, positioning the digital platform as the primary preferred channel.

In line with customer usage habits, we renew our Global and Traveler Package portfolio and make the "Roam Like Home" service more flexible and inclusive through a time-zone-based usage structure.

To improve prepaid-to-postpaid transition processes, we developed analytical models that assess customer behavior. Through this model, while offering the most suitable proposals aligned with customer needs, we increased the rate of payment-type changes conducted via digital channels to 41 percent.

Prepaid Packages
We closely monitor the usage habits of our prepaid customers through big data and market research, and accordingly update our package portfolio regularly. In addition to monthly packages, we offer daily, weekly, and long-term alternatives to address diverse needs, and, based on customer feedback, we develop high data allowance and social media-focused packages. Through our AI-supported analytical models, we offer customers the packages best suited to their needs, at the right time and through the right channel.

In parallel with evolving digital consumption habits, **we enhance engagement with the Turkcell application through digital channel-exclusive packages, comparable package structures, and personalized campaigns**. Through top-up screens designed in line with digital purchasing trends and a customer-based segmentation structure, we increase both digital channel use and the amount of customer top-ups. Customers who do not use digital channels are integrated into the digital ecosystem through automated, short-term promotional offers.

"Hybrid Packages" Aligned with Evolving Needs
Focused on "Customer-Orientation" and "Innovation," we continue to offer Hybrid Packages for customers concerned about overcharges, wishing to avoid unexpectedly high bills, seeking flexible package management, and preferring to avoid the constraints imposed by commitment packages.

Hybrid Packages deliver a new experience that combines the advantages of postpaid and prepaid lines. Customers can purchase packages at any time, as with prepaid lines, and make payments after usage with the convenience of a postpaid line. Accordingly, we provide a fully needs-based and flexible use without mandatory package purchases. We improve the overall user experience through recurring and one-time package options.

We simplify the user journey and create a secure experience where the customer remains in control, without any commitments, cancellation fees, or overcharges. Additionally, in the children segment, we continue to offer a world dedicated to kids, supported by services designed to alleviate parents' concerns regarding their children's first mobile line.

Corporate Packages and Programs
In 2025, through our innovative offers, we continued to develop tailored solutions for the increasing internet and communication needs of our corporate customers, and enhanced the benefits of being a Turkcell customer with campaigns ranging from popular social media and instant messaging applications to intra-company communication advantages. While introducing tailored offers for new customers, tradespeople, and SME segments, we updated the "Roam Like Home" feature for customers using services internationally, making it valid for 24 hours from the time of first use. By focusing on the customer lifecycle through analytical modeling, we matched customer needs with the most suitable offers in real time, strengthening the perception of value for money. Additionally, under our corporate loyalty program İşTurkcell Plus, we expanded the benefits offered in 2025 in line with evolving expectations and trends across categories such as car rental, insurance, healthcare, and shopping, enhancing both corporate customer loyalty and employee satisfaction within companies.



Our Innovative Practices

Tumbara

We launched the free Tumbara solution to prevent unused package credits of our postpaid customers from expiring. By converting unused data, voice minutes, and SMS into points and granting additional points on special occasions, we enabled customers to earn in-app rewards. Through this approach, we strengthen sustainable value creation and continue to deliver a customer-oriented experience.

Smart Control

In line with our "Customer First" approach, we continue to offer the Smart Control service free of charge to all postpaid customers, preventing overcharges and eliminating bill shocks. Through Smart Control, we provide customers with greater control over their usage while offering a flexible, user-friendly experience, with easy access to additional packages, package changes, and customer representatives.


GB'LAR, DAKİKALAR ZİYAN OLMAZ
TUMBARA'DA
PUAN OLARAK BİRİKİR!
TUMBARA
Ücretsiz Aktive Edin
Tumbara Puanım
49.888
Puan

Turkcell Gold Membership

In 2025, we continued to actively leverage the Gold Membership ecosystem, an industry-first designed exclusively for prepaid customers. Based on insights into prepaid customers, who typically operate within limited budgets and feel more distant from privilege ecosystems compared to postpaid customers, we designed an exclusive membership structure accessible to customers who top up regularly. Through Gold Membership, which is tracked via the Turkcell application, we encouraged package purchases while contributing to digital transformation. With interfaces that enable easy tracking of top-ups and rewards and motivate transition to Gold Membership, customers quickly integrated into this digital ecosystem.

Flex Package

We adapt to our customers' evolving internet usage needs with the Flex Package. When their packages become insufficient, customers can automatically transition to a higher tier without purchasing an additional package or changing their plan, and continue at a favorable price. Thanks to the contract-free structure, customers can change their package at any time.

Prepaid Automated Top-Up

For our prepaid customers, we introduced a feature that enables them to set up an Automated Top-Up Instruction via our digital channels, allowing packages to renew automatically via bank account or credit card at the end of each package period, without requiring manual top-ups. Accordingly, we provided our customers with the convenience and innovation of the packaged ecosystem without interrupting their communications.

Two New Features for Prepaid Customers: Doubling and Extending

By focusing on customer insights, particularly the need to avoid waste and enhance convenience, we continued to offer two new features to our customers. Prepaid customers can choose to double their data allowance or extend their package duration by one week through an additional purchase. Accordingly, we provide extra data solutions for customers whose data allowance is insufficient, and time-extension solutions for those who perceive underutilization of package content, thereby continuing to offer a more flexible ecosystem.

Fixed Services

We continue to meet customer needs through our high-speed home internet offers and home installation services. To deliver lightning-fast internet to more households via Turkcell Fiber, we continued our investments in 2025.

We continue to enhance our analytical capabilities to provide offers aligned with our customers' habits and our marketing strategies. By integrating customer retention and upsell-to-higher-speed models into the Turkcell application, we reached 23 percent of customers renewing their contracts via online channels in 2025. Within the scope of digital transformation, we aim to further strengthen our capabilities at every step in the upcoming period. In fiber services, we also utilize our analytical capabilities through location-based analyses to acquire new customers and to migrate existing customers to fiber infrastructure.



High-Speed Customer Acquisition with Turkcell Fiber

Taking into account the growing demand for higher speeds in homes, we have made it our primary focus to expand our 1000 Mbps option, which offers our customers the highest speed and best experience on Turkcell Fiber, to bring Turkcell Fiber's speed and quality to more homes. Through dedicated 1000 Mbps campaigns, targeted communication, and actions across all sales channels, we increased the number of customers using 1000 Mbps by approximately 3.5 times compared to the previous year.

Turkcell Wi-Fi 7 Technology

We continue to connect our customers to the most advanced home internet technologies. In 2025, marking another first in Türkiye, we introduced the next-generation Wi-Fi 7 modem to our customers. We will accelerate our efforts to expand Wi-Fi 7 modems in the coming year.



Our Segments

Turkcell Platinum: A World of Privileges

Platinum brought a wide range of privileges, ranging from travel and shopping to coffee and groceries, to its increasingly younger customer base. Platinum Privileges were visited a total of 31 million times in 2025. Through "Surprise of the Week," we continued to offer our customers weekly gift vouchers valid at supermarkets, e-commerce platforms, and selected brands. We also continued to offer the latest devices and accessories as gifts to our customers. In 2025, we announced a new partnership with Kahve Dünyası. We offered our customers complimentary coffee each month and ice cream throughout the summer. Our brand further enriched customers' lives through Turkcell Platinum Park, Zorlu PSM, and summer sponsorship initiatives.

Happy Customers with Shake and Win

One of Turkcell's most popular campaigns, Salla Kazan (Shake and Win), continued to provide weekly rewards to millions of customers. As part of the campaign, in which customers receive a new shake every Wednesday and can choose their reward, we delivered more than 400 million gifts to our customers throughout 2025.

Through campaigns designed for special occasions like Ramadan and Eid al-Adha, we offered shareable internet gifts, enabling customers to either use the rewards themselves or double them and share them with their loved ones. We also accompanied our customers in their special moments by offering special Salla Kazan rewards on their birthdays. Designed with a continuous win approach, Salla Kazan strengthened the perception of value for money while positively contributing to customer satisfaction and loyalty.

GNÇ: A Digital Space for Young People to Have Fun and Earn Rewards

GNÇ, the mobile application for young users, continued and expanded the Legendary campaigns it launched in 2024 throughout 2025. In our cinema campaign, we maintained the buy-one-get-one-free ticket benefit and expanded its scope through sectoral sponsorships. The dining campaign, another component of this initiative, was expanded through GNÇ Special Menus.

Through GNÇ's most popular features, Çatlat (Crack the Egg) and Galaksi (Galaxy), more than 82 million benefits were delivered to young users. Additionally, we provided affordable packages at affordable prices to young users through GNÇ games. GNÇ concluded 2025 with a 35 percent increase in app visits.


GNÇ
VR ile OYNA, KAZAN!

Gamers Gather at Turkcell with Turkcell Gaming

In 2025, as part of our efforts to strengthen our position in the gaming ecosystem, we continued selling add-on packages that support content consumption on platforms such as Twitch, YouTube, and TikTok, and provide data allowances for the most-played mobile games in Türkiye. We recorded more than a twofold increase in revenue from add-on packages and games available within the Turkcell application compared to the previous year. Through our collaboration with Mobile Legends: Bang Bang, we expanded our mobile add-on package portfolio while increasing our engagement touchpoints with gamers by positioning Turkcell Gaming in-game. Additionally, by organizing tournaments and large-scale events, we brought the gaming community together and continued contributing to the e-sports ecosystem.

Advantages for the Whole Family with My Turkcell Family

Within the scope of 2025: Year of the Family, we introduced the Turkcell Ailem (My Turkcell Family) platform, developed specifically for families, to our customers in November. The platform, which brings together innovative benefits such as GB transfer, group creation, and unlimited in-group voice calls, is available free of charge via the Turkcell application. Within its first month of launch, Turkcell Ailem reached 1 million users and was quickly adopted by our customers.


AİLE BOYU
AVANTAJLAR
TURKCELL AİLEM'DE
TURKCELL
ailem

Allowing groups of up to five members, the Turkcell Ailem platform delivers the benefits of team-based usage while offering dedicated rewards for customers aged 65 and above, thereby providing an inclusive experience. Additionally, under the reward mechanism designed for customers who invite their loved ones to Turkcell, both the inviter and the invited customer receive GB gifts, thereby supporting customer loyalty and new customer acquisition.

Free and Flexible Membership Experience: Turkcell Biz+

With more than 100 thousand users, Turkcell Biz+ offers a free and personalized digital membership experience with no commitment. Having delivered a total of 3 million GB of data benefits to date, the platform stands out with a guaranteed 10 GB reward from Salla Kazan, in-team GB transfer, entertainment memberships, and discounts across 20 different brands.

Fiber Speed Internet Experience on Campuses, Campus Wi-Fi

We provide university students with fiber-speed internet at Turkcell quality across campuses through the Campus Wi-Fi project. As part of the project launched in 2019, we contribute to the digitalization of universities by serving over 1 million university students at 745 access points across 69 campuses in 29 provinces as of 2025. Through the project, we support students' academic and social lives, strengthen the visibility of the Turkcell brand on campuses, and facilitate university-based activities of brands within our ecosystem.

Turkcell Kid

Turkcell Kid packages provide a secure digital experience for children aged 7-15, enabling the management of children's digital world from a single center through advanced parental control capabilities and advantageous content. Offering a broad ecosystem of privileges ranging from cultural and arts activities that support social development to shopping advantages, Turkcell Kid packages steadily increase brand awareness and segment growth through their innovative approach and year-round communication initiatives.



Promoting Digital Rights

Within our approach to promoting digital rights, we develop solutions that facilitate our customers' access to digital services and strengthen transparency and user control across processes. From the perspective of sustaining this experience, cybersecurity and digital well-being constitute critical components. We structure our efforts along two main axes:

(1) In the first axis, we identify, assess, and manage cybersecurity and information privacy risks related to our infrastructure, technologies, products, and services.

(2) In the second axis, we provide protective and awareness-raising cybersecurity and digital well-being services that support our customers' safety and well-being in the digital environment.

While strengthening our focus on cybersecurity and digital well-being, we do not limit digital inclusion solely to access; instead, we adopt an approach that also encompasses the safe, fair, and meaningful use of technology. In this context, building on the restorative and opportunity-equalizing impact of technology, we aim to provide equal access to information for different groups with varying needs, particularly children, women, and older persons, by ensuring that we **"leave no one behind."**

We believe that security in the digital world is enabled by conscious, informed internet use. Digital literacy and a strong awareness of privacy are fundamental prerequisites for protection against malicious attempts and security risks. In this context, recognizing that vulnerable groups such as children and older individuals may be more exposed to risks, we design our services to deliver a safe, controlled internet experience.

Accordingly, we develop security tools and content filters that support parental control; we aim to contribute to safe internet use among our stakeholders through awareness-raising training and information activities. Therefore, we support users in accessing digital services in a safer, more predictable, and needs-oriented manner.

We also actively participate in global initiatives focused on making digital services age-appropriate. By participating in IEEE SA's standardization efforts (IEEE SA P2089), we have aligned our products and services with the relevant standards.

We aim to reduce the risks associated with children's exposure to heavily and uncontrollably produced digital content and to strengthen parents' guidance capabilities. Within this scope, through the Digital Parent BiP channel, we provide age-appropriate content guidance, support parents in connecting their children with trustworthy content, and help them guide their children in the digital world. The channel facilitates access to information through reviewed content, articles, and videos, available via topic-based filtering, thus enabling parents to make informed content choices and quickly access expert opinions.

We complement these digitalization steps with a development approach that continuously enriches our products and services through artificial intelligence-based applications. By actively using artificial intelligence technologies to personalize and enhance the user experience across both our applications and customer services, we aim to improve experience quality and service continuity across digital channels.



Accessible Service

To facilitate access to information for our customers with visual and hearing impairments, sign language and audio-described versions of content directly related to customers, such as payment service agreements, conflict resolution processes, and product usage, are available on our corporate website.

Our customers with hearing impairments can receive video sign language services via video calls through the Face-to-Face Customer Service channel while at Turkcell stores, available every day from 10:00 AM to 1:45 AM. This free service model enables us to make outgoing and return calls to customers; additionally, customers can access the call center via an SMS link. On average, specialized teams fluent in sign language handle 3,400 video service requests monthly.

Life, Turkcell's subsidiary operating in Belarus, implements various initiatives and actions to make mobile communication services more accessible and reach broader audiences.

Acting with a sense of social responsibility, Life offers voice and data services to low-income customers at the most affordable cost through a special tariff designed for retirees. In addition, free add-on packages are provided to veterans every year.

Artificial Intelligence Principles

As we design and implement our artificial intelligence solutions, we focus on human values, sustainability, reliability, and responsible innovation; we approach technological development within a governance framework grounded in digital rights, ethical principles, and human rights. Accordingly, in 2020, in line with our commitment to the ethical and responsible use of artificial intelligence technology, we defined principles that we would adhere to and became the first company in Türkiye to publish **"Artificial Intelligence Principles."** We updated and publicly disclosed our Artificial Intelligence Principles in line with international developments in 2025.

We reinforced this approach with our Human Rights Policy, which we published at the beginning of 2021.

Under this policy, we commit to developing our artificial intelligence and other technologies in a manner that respects human dignity, fundamental rights and freedoms, and contributes to the Sustainable Development Goals (SDGs).

We contribute to national and international initiatives on responsible and ethical use of artificial intelligence. The main initiatives to which the company contributes include:

(1) Initiatives addressing the responsible use of facial recognition systems,

(2) Standardization efforts within IEEE aimed at mitigating ethical risks arising from artificial intelligence,

(3) Activities carried out under the IEEE "Planet Positive 2030" initiative,

(4) Work conducted under ITU on the responsible and ethical use of artificial intelligence in smart sustainable cities, as well as artificial intelligence and health-focused initiatives, and

(5) The "Responsible Artificial Intelligence Maturity Roadmap" initiative developed under GSMA to support responsible artificial intelligence practices across the sector.


We are Human & Environment Centric
We Act with Responsible Innovation & Accountability Awareness
We Respect Data Privacy & Security
We Are Transparent & Ensure Continuous Monitoring
TURKCELL
AI PRINCIPLES
We are Security & Reliability Based
We are Inclusive & Fair
We Share & Collaborate for a Better Future
We Continuously Learn & Improve
We Employ Human-Centered Design
In line with these principles, we are committed to developing and using AI as a safe, fair, transparent, and sustainable technology for humanity. We strongly believe that it is our responsibility to make sure we move forward together for a better future.

To adapt to the rapidly evolving technology ecosystem and responsibly scale the impacts of artificial intelligence, our legal and regulatory teams work in collaboration with global organizations. Within this framework, we ensure that our practices are managed in alignment with compliance, security, and stakeholder expectations, based on an ethical and responsible artificial intelligence approach.

You can access detailed information on our Artificial Intelligence Principles on our website.


Go to **the relevant page**



Decent Workplace

Our human resources strategy aims to strengthen employee engagement, enhance diversity and inclusion, and safeguard equal opportunity through institutional practices.

- Within this scope, we implement development programs to continuously improve the employee experience and foster a working environment supported by flexible working models and regular feedback mechanisms.

In line with this approach, **our human resources structure remained generally stable** throughout the year, with a limited increase driven by the skill and capacity requirements associated with our new investments.

To support the continuity and operational flexibility of our employment structure, we engage external service providers, as required by the nature of the work, for auxiliary functions or areas that require technical or specialized expertise. This scope is limited to roles such as cleaning, security, and field support, and we manage the related services in accordance with applicable legislation and company procedures.

There are no employees at Turkcell covered by a collective bargaining agreement. Our employment models include fixed-term and indefinite-term contracts, as well as part-time and full-time options. Contracts drawn up under this model clearly specify working hours and conditions, thereby contractually safeguarding the framework for employees' job definitions, expectations, and work-life balance.

We aim to have a women employee ratio of at least

40%

by 2030

75%

of our new hires are engineering department graduates.

Remuneration Policies

Within the remuneration governance framework, the Remuneration Committee, composed of members of the Board of Directors, is responsible for establishing remuneration policies and determining the remuneration principles applicable to senior executives. To ensure that remuneration decisions are taken in line with the principles of transparency, consistency, and alignment with corporate objectives, the committee's processes are supported by relevant governance mechanisms.

Participatory methods such as surveys and consultations have been applied to gather stakeholder views on significant decisions that have implications for stakeholders. These feedback inputs are used to assess impacts and strengthen decision-making practices.

We manage our remuneration policy across all job levels based on knowledge, skills, and critical experience in the most reliable manner and implement it with transparency for all our stakeholders.

We review and update our Remuneration Policies by taking into account positions where business units encounter talent loss or intend to attract talent, as well as peer company practices and market benchmarks. Additionally, we update our compensation scales by considering organizational requirements, hiring and talent loss data, and labor market research undertaken by independent consulting firms. Within this framework, the total remuneration package provided to senior executives consists of base salary, performance bonus, long-term incentive bonus, and additional benefits. The remuneration components are designed to strengthen alignment with the company's short- and long-term objectives, supporting the achievement of strategic priorities while encouraging the continuity of sustainable performance.



Turkcell demonstrates compliance with legally mandated fees through the commitments and practices outlined below:

(1) Compliance with Regulations on Fees and Benefits

All Human Resources policies and processes are conducted in full compliance with legal requirements. The company's Human Rights Policy respects the provisions of ILO Conventions to which Türkiye is a party. The "Positive Imprint to Our Business" sustainability strategy axis emphasizes operating in accordance with regulations across the entire value chain.

(2) Fair and Competitive Compensation

The company has a transparent, fair, and competitive remuneration policy aimed at attracting and retaining talent. This policy ensures no discrimination between men and women employees' base salaries.

(3) Equal Pay Commitment

The company, in line with the UN Women's Empowerment Principles (WEPs) it is signatory to, adheres to practices aimed at women's empowerment in the workplace (including equal pay). The company also explicitly commits to the principle of "equal pay for equal work."

(4) Monitoring Entry-Level Salaries

Entry-level wage analysis shows that the ratio of monthly wages to the minimum wage is 304 percent for women employees and 310 percent for men employees. This internal monitoring confirms compliance with the minimum wage and the positioning of salaries relative to the minimum wage.

The long-term incentive bonus is structured around indicators that track the company's value creation over the medium- to long-term. In this context, the key performance indicators are achieving total shareholder return (TSR) above the weighted average cost of capital (WACC) and comparing TSR performance against the BIST 30 index and a peer group. The incentive amount is determined based on these evaluations, and the vesting and payment process is distributed within a three-year plan. Under the remuneration policy, managers and above are included in the long-term incentive scheme.

The CEO's fixed salary is not directly linked to TSR. However, the CEO, along with other senior executives, participates in a long-term incentive program in which TSR is one of the key performance indicators and payments are determined based on various factors, including TSR performance.

The short-term bonus scheme covers positions other than roles compensated through sales commissions. The amount of the short-term bonus varies depending on the company's periodic financial performance and individual performance results, thereby supporting alignment with annual targets and the continuity of performance.

Company goals are evaluated on a five-point scale for senior executives. If a score of at least 2 points is achieved in this assessment, managers earn a short-term incentive bonus based on a certain percentage of their salary.

Within the scope of our remuneration and benefits practices, payments upon termination of employment are made in accordance with the applicable Labor Law and the regulations of the Ministry of Labor and Social Security, taking into account the statutory severance pay ceiling. These payments are calculated based on the employee's length of service and statutory entitlements and are made in compliance with the severance pay ceiling, which is updated annually. In addition to legally mandatory pension schemes, employees may join the Turkcell employer-contributed

Employee Demographics in 2025

Distribution of Employees by Gender

65.7% Men

34.3% Women

Number of Employees by Level of Education

1.0% High school degree

64.8% Undergraduate degree

1.5% Associate degree

31.8% Master's degree

1.0% PhD

Ratio of Employees by Age

77% 30-50

18% <30

5% >50

Distribution of Management by Age

90% 30-50

10% >50

0% <30



23%
Women manager ratio

34.3%
Women employee ratio

1.76
Accident frequency rate

94%
Return rate of women employees taking maternity leave

private pension system upon request, effective at the end of their sixth month of employment. Under this scheme, the employer contribution is capped at 2 percent of gross salary for up to 5 years of tenure, and 3 percent for 5 years or more, while employees may increase their own contribution rates above these levels if they wish. Employees who remain in the system for 3 years may, upon request, exit the system and receive the employer contribution; they may rejoin the system later, in line with their needs.



Employee Satisfaction and Development

We address employee experience not only in terms of work processes, but also through the dimensions of well-being, security, and sustainable development. In this context, our priorities are protecting employees against health-related risks, increasing their financial resilience in unforeseen circumstances, and strengthening support mechanisms that also take family life into account.

To support employee well-being, we provide **health insurance** to all full-time and part-time employees. The plans offered are designed to cover employees as well as their spouses and children and can be arranged as private health insurance or complementary health insurance with different coverage options based on employee preferences. In addition, employees may include their parents in the policy coverage upon request. Additionally, optional pet insurance is available for employees' pets.

This approach aims to reduce the financial impact of unexpected health risks on employees and their families, and to strengthen the employee experience in a holistic manner.

Complementing our health insurance practices, we provide all employees with **life insurance that includes death and life support (critical illness)** coverage and further strengthen financial security through disability insurance following accidents or illnesses. This coverage protects employees and their families against unexpected risks and enhances social security. In the event of an employee's death, we provide education support payments for their biological children, thereby contributing to the continuity of families' education.

We further expand this protection framework by providing all full-time and part-time employees with coverage for critical illnesses, disability, and impairment.

Accordingly, we aim to reduce the likelihood of employees facing income loss and additional financial burdens due to health-related risks, while supporting well-being and business continuity.

We complement our approach of safeguarding employees against health risks with practices that support work-life balance and inclusive working conditions. **In this context, all full-time and part-time employees are entitled to parental leave, and our parental leave policy provides 10 days, exceeding the statutory minimum of 5 days.**

Turkcell offers services and financial support mechanisms for childcare to support employees' family lives and reduce the impact of caregiving responsibilities on their work experience. Within this scope, our employees can benefit from child education support, which covers the costs of daycare, preschool, and education for children aged 0-25. Additionally, women employees with children aged 2-5 receive extra nursery allowances.

To support children's health and developmental needs, free pediatric services, pedagogical counseling, and in-home newborn nursing services are provided for new mothers. Considering the needs of our women employees returning to work after childbirth, we design nursing rooms at our work locations in a functional, accessible manner. By providing necessary equipment in nursing rooms (e.g., refrigerators, breast pump-compatible tools, and ergonomic seating), we aim to improve the employee experience and support the return-to-work process.

In addition to our support during the parenting period, we also implement practices to strengthen our employees' long-term financial well-being. Within the scope of our **Turkcell Private Pension Plan,** we support employees' savings and investment accumulation to help maintain their standard of living during retirement. With this plan, we aim to expand access to financial security for all our full-time and part-time employees in an inclusive manner.

We support our focus on financial well-being with a benefits approach that adapts to different life stages and needs. In this context, we offer flexible benefits to all employees and enable them to make choices aligned with their own needs through our **Flex Menu** application.

Thus, by enabling benefits to be personalized, we aim to strengthen the employee experience and more effectively align our total rewards approach with employee expectations.

In addition, we implement practices that support the social well-being of our employees and their families: **we provide educational support for the school-age children of deceased employees.**

As a pioneering company that has implemented flexible working practices since 2016, we expanded the scope of our flexible working model in 2021 and, in 2025, restructured it to revitalize communication and retention activities. Through this model, we operate within a structure that provides employees with the flexibility to personalize their way of working.



Through our Flexible Working Manifesto, we ensure that all Turkcell employees embrace the principles of our innovative working model, which emphasize accessibility in all circumstances, preserving work-life harmony, improving our working environment, and leveraging the power of collaboration.

Within the scope of our Flexible Working Model, we distinguish between activities that require physical presence in the office and those that can be performed individually and remotely, and we implement initiatives that enhance motivation and synergy while contributing to our working culture.

We measure the model's efficiency and perceived value among employees through employee engagement surveys conducted every two years. In addition, we regularly evaluate feedback related to the model through an internally developed satisfaction survey. In 2025, the Employee Engagement Survey conducted by an independent consultancy firm achieved a 96 percent participation rate.

The employee engagement score increased from 73 percent in 2023 to 85 percent in 2025, while the overall satisfaction score rose from 86 percent to 89 percent. These strong scores obtained from the study confirmed the effectiveness and sustainability of our employee experience practices. Based on the findings, we identify our strengths and areas for improvement, develop action plans, and continuously review our practices.

Internal Communication and Employer Branding

In line with our strategic goals, we aim to become the most beloved brand in the eyes of all our stakeholders through the T.Life ecosystem by designing a world where people on the inside "aspire to belong" and people on the outside "aspire to be part of." With this holistic vision, we reached 79,520 participants across more than 200 events in 2025. By placing employee experience at the center, we introduced our colleagues to privileged opportunities through the "Advantages World," achieving 17,802 code redemptions across 121 campaigns. With Turkcell Sports Club, the largest corporate sports club in Türkiye, we won 24 cups and medals, while through Turkcell Volunteers, we covered more than 11,000 kilometers in pursuit of social benefit, strengthening our spirit of corporate solidarity.

By extending the strength of our employer brand to campuses, we reached more than 105,200 students through strategic partnerships established with 138 universities and 286 student clubs. Through focused initiatives such as Turkcell 101, Open-Air Cinemas, and “Pass Your Exams with Flying Colors,” we accompanied young people on their career journeys and delivered motivation-driven field experiences to more than 20,000 students. Through both our strong campus presence and more than 1 million organic views on the Turkcell'de Hayat (Life at Turkcell) Instagram account, we continue to strengthen our connection with future talent across all channels.

Career and Skill Development Practices

We support Turkcell employees through programs such as career management, succession management, and rotation, guiding them throughout their career journeys. Accordingly, we focus on both organizational needs and individual achievement. To achieve the best business outcomes, we implement effective performance management and support our employees through rewards, compensation, and benefits.

As part of our career and competency development approach, we support our employees' growth through career management, succession planning, and rotation programs, helping them gain experience in different roles and responsibilities to facilitate their career advancement.

Employees who deem themselves ready for advancement can initiate their own career development by applying to the **Career Progression Process,** which is conducted based on fair and transparent principles, thereby gaining access to opportunities for career advancement.

This approach creates a balanced and sustainable development focus by addressing organizational talent needs alongside individual goals and performance of our employees.

Tech Talent program is an innovative career development initiative that supports the advancement of technology capabilities and internal talent mobility. By establishing a master-apprentice relationship between our MasterTechs (experienced experts) and GrowTechs (employees seeking a career in technology), we enable the transfer of knowledge and experience. During the program, participants dedicate four days of the week to their primary roles and allocate one day to the program. Through the Tech Talent career program, we enhance employees' skills, strengthen Turkcell's technology vision, and establish future competencies within the organization.

Through our **FlexTalent platform,** we manage an internal talent marketplace that enables Turkcell employees to leverage capabilities beyond their core roles and competencies (such as hobbies, interests, and foreign languages), creating added value for work that would otherwise be outsourced.

Within the scope of our **Future Talent Program**, we identify roles and functions that do not yet exist today but will shape both the industry's and our company's future; we support the development of the expertise of employees selected for these roles through training delivered by Turkcell Academy tailored to these roles and responsibilities.

Through our Apprenticeship Program, which enhances internal communication, promotes 360-degree thinking, and aims to provide familiarity with different departments, we offer Turkcell employees new experiences aligned with their career and personal development needs, strengthening their competencies.

Through the **FLEXSourcing** program, Turkcell employees voluntarily allocate a portion of their working time to innovative projects requiring diverse perspectives, expertise, and competencies. By applying to projects launched throughout the year, they both enhance internal synergy and develop new skills. Through the FLEXSourcing initiative, in 2025, more than 450 Turkcell employees applied to a total of 47 projects aimed at creating value for Turkcell, and over 250 employees were assigned to these projects.

Within the scope of Succession Management, we ensure business continuity and sustainable performance by establishing succession plans for senior and mid-level management, as well as critical specialist positions, through internal and/or external resources. In disaster and crisis situations, to safeguard business continuity and sustainable performance against unexpected losses of executives and employees, we designate critical roles and positions under a geographic redundancy framework.

Our leadership development programs are structured around a shared focus across all leadership levels, designed with level-based content and methodologies, and built on an experiential learning approach that supports both individual and organizational transformation. Within these programs, leaders develop lasting competencies through learning processes strengthened by translating theory into practice, real business scenario-based exercises, and experience sharing.

Performance Management and Feedback System

Flex Performance Management
We implement a performance management system that is fair, flexible, and open to continuous improvement in order for our employees to achieve the best business results. We ensure that all Turkcell employees can track their goals throughout the year and update them according to changing priorities, while supporting their work outputs and personal development through regular feedback.

We ensure that targets are clarified through interim evaluation meetings, action plans are created, and performance is improved through continuous feedback. At the end of the year, we evaluate each employee fairly, reward success, and continue our efforts to maximize performance.

Behavioral and Skills Assessment: ReFlex360
We conduct a competency assessment process to evaluate the competencies expected of Turkcell employees in an impartial and multi-stakeholder manner, and to raise awareness by identifying strengths and areas for improvement. Our ReFlex360 process, which involves managers and colleagues evaluating each competency on an employee basis, provides Turkcell employees with comprehensive and objective feedback for their personal development throughout their career journey. This approach contributes to corporate harmony, courtesy, and effective functioning among employees.

Continuous Feedback Mechanism: ReFlex
We believe in the power of constructive feedback to boost motivation in our business processes. With ReFlex, our mobile mechanism for providing instant feedback, we give our employees the opportunity to appreciate one another and make constructive suggestions so that we can develop and promote progress together.

Training Programs

At Turkcell Academy, we are dedicated to supporting the professional development of our employees. We aim to create a sustainable learning culture for a better future by providing innovative solutions that create value for the Turkcell ecosystem, society, and the sector. We achieve this by ensuring the development of individuals whose lives we touch, with a focus on people and the future.

Within the scope of the Academy Trainer Development Program, we consider the roles of our employees who possess deep expertise in various fields and contribute to our training processes as a critical value element. In this context, to strengthen the systematic transfer of internal knowledge and experience, we prioritize the competency development of our Academy trainers; we focus on improving the quality of training and the effectiveness of learning.
Turkcell considers maintaining a high level of employee knowledge and awareness, in line with applicable legislation and regulations to which the company is subject, as a strategic priority.



In this context, periodic training programs are implemented for employees at Turkcell and Turkcell Group companies, aiming to fulfill legal obligations and strengthen the corporate sustainability culture.

Training programs are planned under two main categories: **mandatory legal training and basic awareness training.** All Turkcell and group company employees are required to fully participate in these training sessions, ensuring that corporate awareness is maintained at high standards in a sustainable manner.



The main training programs provided within the scope of legally mandated training programs are as follows:

(1) Personal Data Protection Law (KVKK)

(2) Basic Occupational Health and Safety (OHS)

(3) Competition Law

(4) Anti-Bribery and Anti-Corruption

(5) Information Security

Personal Data Protection Law (KVKK): This mandatory compliance training is provided to employees on the lawful processing, protection, and security of personal data under Law No. 6698.

Basic Occupational Health and Safety (OHS) Training: Under Law No. 6331 on Occupational Health and Safety, this training is mandatory for all Turkcell and Turkcell Group employees, and must be completed every 2 years. OHS training is supported by content tailored to employees' areas of work and is periodically updated to remain aligned with changing risk conditions and legislation.

Throughout 2025, more than 17,276 hours of OHS training were delivered, significantly increasing employees' awareness of occupational health and safety issues. These training sessions aim not only to ensure legal compliance but also to establish a safe working culture across the organization.

Competition Law: This compliance training is implemented to ensure conduct in line with free market rules under competition legislation and to prevent competition violations.

Anti-Bribery and Anti-Corruption: This mandatory compliance training aims to prevent bribery and corruption risks in line with national and international regulations and corporate ethical principles.

Information Security: This legally mandated training is undertaken annually by Turkcell and Turkcell Group employees. The training covers all fundamental security principles, practices, and points of attention in information security that employees may need in their daily work.

Basic awareness training sessions are tailored to employees' roles and responsibilities and are planned and delivered in the most appropriate format in terms of content, duration, and methodology.

These training sessions go beyond legal requirements, aiming to support corporate awareness, risk awareness, and sustainable behavioral transformation.

(1) Turkcell Common Values and Code of Business Ethics (TODİEK)

(2) Sustainability

(3) Business Continuity

(4) Enterprise Risk Management

(5) Patent and Intellectual Property

In addition to legally mandated and basic awareness training sessions, comprehensive development programs are implemented to enhance our employees' technical, professional, and leadership competencies.

Employee Rights, Equity, Diversity, and Inclusion



We aim to create a safe and respectful work environment where the expectations and needs of our employees can be met. In this context, we consider inclusion and diversity as fundamental elements of our people-oriented approach, and we ensure compliance with human rights standards through our human resources policies and practices. We regularly review our practices and develop them with a continuous improvement mindset.

In line with the principle of equal opportunity, without discrimination based on factors such as disability, race, color, religion, gender, national or ethnic origin, age, physical appearance, marital status, or military service, we conduct fair and transparent recruitment processes based on qualifications and competence, and adopt an equal approach to all suitable candidates in employment. Turkcell's commitment to respecting human rights is structured in alignment with international frameworks such as the **Universal Declaration of Human Rights, the UN Guiding Principles on Business and Human Rights, and ILO Conventions.**

Within this framework, principles safeguarding employee rights are adopted, including the **prevention of forced labor and child labor, zero tolerance for discrimination and harassment, protection of fundamental labor rights, respect for freedom of association, and a strong focus on occupational health and safety**. In line with our role as a digital service provider, we treat the **rights to privacy and the protection of personal data of our employees,** as well as of our customers, as integral components of our human rights approach.

We regard creating a work environment that responds to employees' needs and expectations as a fundamental requirement of our people-oriented corporate vision and our respect-based approach to human rights. Accordingly, we implement human resources practices that provide equal opportunities for all, strengthen inclusion, and support diversity, while regularly reviewing and improving these practices through a continuous improvement mindset.

Under our Human Rights Policy, which guides our business practices, we implement preventive measures to prevent discrimination and inequality in business processes, to prevent human rights violations, and to enforce a zero-tolerance approach to forced and child labor. To ensure the same principles and expectations are embraced throughout the supply chain, we continue to strengthen awareness and compliance across our entire ecosystem.

We complement this approach with our commitments to strengthening gender equality in working life. In line with the UN Women's Empowerment Principles (WEPs), to which we are signatory, we embed the principle of equal opportunity into our human resources processes, such as recruitment, development, compensation, and career management, and implement practices that promote gender equality. Within Turkcell's gender equality approach, we continue efforts to increase women's participation and representation in the workforce, while focusing on strengthening corporate culture and practices that support our goal of being the company where women most want to work.

In line with our equal opportunity employer approach, we assess all qualified applicants based on objective criteria, without discrimination, throughout our recruitment and employment processes. Accordingly, we conduct a fair and inclusive evaluation process for all candidates, regardless of factors such as disability status, race, color, religion, gender, national or ethnic origin, age, physical appearance, health condition, marital status, or military service status.

We also reflect this principle in our process design to ensure that candidates with disabilities can experience the recruitment process end-to-end, in an accessible, barrier-free manner. At the application stage, we do not request information regarding disability status; instead, all assessments are conducted in line with our equality approach, based on competencies and position requirements. Accordingly, we conduct interviews and document submissions via digital channels, and we design the physical conditions of our workplaces in line with accessibility and "barrier-free living" principles.
As of 2025, Turkcell employs 153 employees with disabilities. To increase employment for disadvantaged groups and strengthen workplace inclusivity, we aim to expand the impact of our practices by developing collaborations with relevant stakeholders.

With the objective of attracting talented young individuals, we provide opportunities each year to both university students and recent graduates through various internship and graduate programs. Under the 2025 Young Talent Internship Program, which offers university students the opportunity to explore Turkcell's technology ecosystem, we received 13,274 applications. A total of 549 interns from various universities and disciplines across Türkiye gained professional work experience at Turkcell. We have also been successfully running our graduate recruitment Young Talent (GNÇYTNK) Program since 2016. In 2025, we received more than 62 thousand applications for the Young Talent Program. We welcomed 83 talents who successfully completed the full-time Young Talent process and 105 talents who successfully completed the part-time Young Talent process into our organization. 75 percent of the talents who joined us were graduates of engineering faculties.

Ownership of the targets aimed at strengthening gender balance is shared across all employees of Turkcell and Turkcell Group Companies, particularly senior management and leadership teams. Within this framework, we aim to increase the ratio of women employees to at least 40 percent and women managers to 28 percent by 2030.

We regularly and continuously monitor the progress of our targets through data dashboards that include indicators on the proportion of women employees and women managers. Starting at the Chief Officers level, we integrate accountability into our corporate governance processes by tracking indicators for the women employee and women manager ratio targets of relevant managers. We evaluate monitoring results through a holistic perspective, including financial and operational impacts, legal compliance, and environmental dimensions; therefore, these results are also periodically reviewed within the scope of strategic initiatives.
Under the Turkcell Remuneration Policy, we adopt the principle of **"equal pay for equal work";** we do not differentiate between women and men employees in terms of base salary for positions with the same role, competency, and level of responsibility. We also monitor the outcomes of this approach through our grievance and dispute records. During the reporting period, no cases were recorded in our systems alleging discrimination based on language, religion, race, belief, sect, ethnic origin, political or ideological opinion, marital status, age, or gender, filed by our employees or third parties against Turkcell. This serves as a key indicator of the effectiveness of our zero-tolerance approach to discrimination and our preventive practices.

We support our zero-tolerance approach to discrimination with a systematic management model that covers all dimensions of the employee experience. At Turkcell, we manage impacts related to employee satisfaction and development, employee rights, equity, diversity, and inclusion, and occupational health and safety in an integrated manner through planning, implementation, monitoring, and improvement steps. The measures implemented within this scope aim to prevent and mitigate potential negative impacts, while strengthening existing and potential positive impacts.
Within this holistic approach, we implement support mechanisms for women employees who have given birth to prevent potential negative impacts and reduce risks related to maternal health.

By prohibiting night work during pregnancy, limiting daily working hours, and managing postnatal leave in a planned manner, we aim to minimize health risks arising from working conditions. Additionally, we continue the meal card payments of mothers on maternity leave for the days they are on certified medical leave.

After childbirth, we reduce the financial burden on our employees by reimbursing healthcare expenses retroactively until infant insurance coverage becomes effective.
To support the management of potential physical and psychological challenges during this period, we provide professional support through home visits. In addition, we raise awareness about access to rights through guidance documents prepared for parents, and we encourage the informed and effective use of these rights.




Geleceği Yazan Kadınlar
Yapay Zeka Programı

We complement our practices related to childbirth and parenthood with health and well-being services that cover all our employees. Within the scope of our health and well-being services, we offer advisory services accessible to all employees, including psychological counseling, dietitian services, pedagogical guidance, dental care, physiotherapy, spinal therapy, pediatric consultation, and training with a personal trainer at our gym.

We support our focus on health and well-being with working models that strengthen work-life balance. Within the scope of our flexible working model, which we have adopted through various practices since 2016, we aim to protect our employees' work-life balance by offering part-time and reduced-hours working options in suitable positions and conditions. Through these practices, we focus on reducing the risk of work-related burnout and stress, and on supporting employee well-being.

We support our focus on health and well-being with working models that strengthen work-life balance. Within the scope of our flexible working model, which we have adopted through various practices since 2016, we aim to protect our employees' work-life balance by offering part-time and reduced-hours working options in suitable positions and conditions. **Through these practices, we focus on reducing the risk of work-related burnout and stress, and on supporting employee well-being.**

The KPIs monitored within this scope are as follows:

(1) **Employee Engagement Score (EES Score):** An indicator based on corporate survey results measuring employee experience and engagement.

(2) **Women employee ratio and women manager ratio:** Core indicators used to monitor women's representation.

(3) **Ratio of women promoted:** The proportion of women employees promoted compared to the total number of promotions.

Our targets, defined in line with these indicators, are as follows:

(1) To increase the women employee ratio to at least 40 percent by 2030.

(2) To sustainably increase and strengthen women's representation.

(3) To improve employee engagement.





Employee Health and Safety

We do not limit our OHS management approach solely to risk control; instead, we support it with preventive and developmental practices that address employees' health and well-being needs

We define our Occupational Health and Safety (OHS) approach in alignment with **Law No. 6331 on Occupational Health and Safety and the ILO-OSH 2001** guidelines, and we ensure our management system through **ISO 45001 certification.** Within this framework, we regularly review our policies and practices, adopting the principle of continuous improvement in addition to regulatory compliance. By publishing our OHS Policy publicly on our corporate website, we establish a common reference framework for employees, suppliers, and other stakeholders.

To extend our OHS standards across the value chain, we require compliance with Turkcell's OHS expectations in our supplier contracts, in addition to legal requirements, and we contractually ensure that our business partners act in line with our Policy. **We regularly maintain information-sharing and awareness communication with our employees on OHS matters through our T.Life mobile application, thereby supporting participation in OHS processes and feedback mechanisms.** Our OHS specialists systematically monitor and analyze occupational accidents and related OHS indicators; following accident reports, they complete statistical assessments and periodically report findings and areas for improvement to senior management.


Hangi Yangın Söndürücü?

We do not limit our OHS management approach solely to risk control; instead, we support it with preventive and developmental practices that address employees' health and well-being needs. Accordingly, we provide comprehensive occupational health services to protect and enhance employee health. **Our range of services includes pre-employment medical examinations and periodic health checks, as well as ergonomic assessments, health awareness seminars, psychologist and dietitian support, and laboratory services.** In addition, we aim to support healthy, inclusive working conditions by providing nursing rooms that meet the needs of breastfeeding mothers.

We complement our employee health services with participatory governance mechanisms that enhance the effectiveness of our OHS management system. Within this scope, we actively involve our employees in the development and evaluation of the Occupational Health and Safety Management System. By convening OHS Committees at regular intervals with the participation of employee representatives, we place employee suggestions, feedback, and assessments on the agenda and monitor decisions and actions in line with a continuous improvement approach.

Additionally, our employees may submit their opinions and feedback regarding OHS practices through internal digital platforms. Inputs received through these channels are periodically analyzed and prioritized, and the relevant improvement actions are integrated into process design and implementation.

To support employee participation through corporate governance structures, we establish Occupational Health and Safety Committees in workplaces with more than 50 employees, in compliance with legislation. These committees operate in line with the durations and principles set out in the relevant regulations, with agenda-setting, decision-making, and monitoring processes conducted systematically.

We continue our participatory approach, supported by OHS Committees and digital feedback channels, grounded in respect for employees' rights to freedom of association and expression. In this context, in line with the ILO Conventions to which Türkiye is a party, we respect the rights to freedom of assembly and association, to form trade unions, and to engage in union activities, and we operate mechanisms that support employee representation and the safe expression of opinions.

In 2025, a total of 85 company-wide Occupational Health and Safety Committee meetings were held; 933 Occupational Health and Safety inspections were conducted in network operations. During the period, 31 emergency drills were organized; non-conformities identified based on drill outcomes were promptly addressed, corrective or preventive actions were implemented, and the effectiveness of the applications closely monitored.

To enhance the effectiveness of this governance framework, we provide mandatory, periodic OHS training to all employees in line with legislation and ISO 45001 requirements for the Occupational Health and Safety Management System. Under Law No. 6331 on Occupational Health and Safety, Basic Occupational Health and Safety Training is mandatory for Turkcell and group company employees and is regularly renewed to ensure it remains up to date.

Within this scope, all of our employees participate in occupational health and safety (OHS) training at least once every two years. In 2025, our employees contributed to strengthening awareness of occupational health and safety by participating in over 17,276 hours of OHS training. **While strengthening risk awareness through mandatory and periodic OHS training, we also address health holistically through our fringe benefit practices that support employee well-being.**

To ensure the effective and orderly end-to-end management of private health and life insurance processes, every stage is monitored internally by the health insurance team; coordination of applications, coverage, updates, and operational steps is ensured.

We aim to sustainably increase operational efficiency and financial performance through a workforce aligned with company values and corporate culture, supported in physical and mental well-being, and strengthened in occupational health and well-being. In line with this goal, we complement our flexible benefits practices with workplace health services and awareness initiatives, addressing our employees' health and well-being needs through a preventive and supportive approach. Our workplace physicians provide outpatient services in their capacity as company physicians, helping employees access primary healthcare. To improve employees' health literacy and promote a preventive health approach, we organize webinars open to all employees with the participation of specialist physicians on topics such as organ donation, healthy living, diabetes, COPD, oncology, HIV/AIDS, eye diseases, reflux, and dermatological conditions.

While supporting our employees' well-being through health services and awareness initiatives, we also prioritize extending our OHS approach across the value chain. In this context, we expect our suppliers to adopt a preventive approach to prevent accidents and injuries in their operations, and to implement activities that eliminate situations that threaten the health and safety of employees and business continuity. We aim for our suppliers to establish systematic practices and management structures that ensure occupational health and safety, based on current legislation as well as national and international standards.

In this regard, our suppliers are expected to:

(1) Provide hygienic, safe, and basic needs satisfying living conditions for employees in cases where accommodation is provided,

(2) Record and ensure traceability of health-related incidents, including occupational diseases and work accidents,

(3) Establish necessary occupational health and safety management systems within the framework of legal requirements and relevant standards, and regularly provide awareness training,

(4) Implement controls and rules to prevent working under the influence of alcohol, drugs, and similar stimulants.

For some business partners defined as "contractors" and "subcontractors" under the legislation, we closely monitor the OHS performance of third-party companies, particularly those providing cleaning and security services. To strengthen this monitoring approach, in 2025, we calculated the accident severity rate for these companies and included it within our reporting scope.



We complement our practices for monitoring the OHS performance of third-party service providers with a framework that clarifies scope and record-keeping methodology. There are no employees excluded from OHS scope and reporting within our company; all Turkcell and group company employees are covered by the OHS Management System implemented in accordance with ISO 45001.

However, employees working for contractors, subcontractors, and certain outsourced service providers may not be subject to direct OHS record tracking due to regulatory limitations.

This does not mean that they fall outside Turkcell's OHS approach; compliance with health and safety practices by relevant business partners is monitored in line with contractual provisions, performance monitoring processes, and Turkcell's OHS standards. Within this scope, **OHS activities across our operations, including training, audits, supplier practices, and feedback mechanisms, are recorded and monitored using the same methodology to ensure traceability.**

Within this methodology that strengthens traceability, we systematically manage OHS data from multiple sources. Data is regularly collected through OHS Committees, field inspections, digital record systems, and periodic reporting, analyzed, and subjected to verification checks by taking changes throughout the year into account. This approach aims to both monitor operational performance and execute decision-making processes in a data-driven manner.

This data management approach also enables the regular monitoring of incident types and trends.

The primary type of work-related injury reported is minor burn incidents resulting from hot beverage spills, which are predominantly classified as accidents without lost workdays. Whereas in 2022, 2023, and 2024, a limited number of low-severity incidents involving third-party employees were reported, in 2025, zero such occupational accidents were recorded.

Despite the limited number and low severity of incidents reported in previous years, the absence of any recorded incidents resulting in high-severity injuries in 2025 underscores the importance and achievements of our systematic control approach aimed at reducing risks at their source. To monitor exposures and reduce risks in office working environments, we carry out regular measurement, assessment, and improvement activities in line with the hierarchy of controls
Within this framework, we implement our control measures as follows:

(1) **Engineering controls:** Establishing ergonomic work arrangements, ensuring appropriate lighting conditions, monitoring HVAC performance, and improving indoor environmental conditions.

(2) **Administrative controls:**
- (A) Office areas are inspected at least once a week by the OHS Specialist and Administrative Affairs teams.
- (B) Cafeteria and food production areas are periodically inspected by the OHS Specialist, Workplace Physician, and Administrative Affairs representative.
- (C) Audits related to water quality, hygiene, food safety, and environmental conditions are carried out by an independent third-party inspection firm.i
- (D) Office safety elements such as exit routes, walkways, cable organization, and slip/trip risks are continuously monitored through site walks.
- (E) Ergonomics briefings and micro-break practices are expanded to reduce risks associated with the use of display screen equipment.

(3) **Training and awareness:** Providing periodic training on ergonomics, office safety, emergency awareness, and hygiene.

In network operations, we regularly conducted occupational health and safety (OHS) inspections, reporting a total of 5,488 inspections in 2025. Within this scope, risk analysis forms were prepared for 365 sites, and revision/repair work was carried out at 108 sites to improve working conditions.

To monitor the effectiveness of these risk management practices, we regularly track OHS performance indicators. The accident frequency rate is calculated based on 200,000 working hours. OHS data is collected in accordance with ISO 45001, ILO-OSH 2001, and Law No. 6331 on Occupational Health and Safety; accident data is analyzed by OHS specialists and periodically reported to senior management.

No work-related occupational disease cases were recorded during 2025. We regularly assess the exposure profile in our office working environments. In office environments, we do not anticipate any exposure areas that could lead to occupational diseases other than ergonomics-related risks; therefore, we prioritize reducing ergonomic risks and operating early warning mechanisms.

Within this scope, we support proper seating arrangements by standardizing the chairs employees use with multifunctional ergonomic models. We continue to raise awareness of ergonomic risk factors through periodic training, increasing employees' awareness of proper posture, work arrangements, and micro-break practices. Accordingly, employees are expected to recognize ergonomics-related risks and manage their personal work habits in a preventive manner.

Additionally, we monitor operational and organizational changes through periodic workplace inspections, and we plan the necessary improvement actions by assessing the ergonomic and occupational health impacts of potential changes in work arrangements.



Local Development and Domestic Technologies

In addition to the direct contributions we generate through our investments in local development, we indirectly contribute to the economy by placing our digital technologies and services at the center of daily life, creating new opportunities for businesses, institutions, and individuals, and enhancing their productivity. Through our strong nationwide technological infrastructure, we make our services accessible across the country, thereby supporting digital inclusion.

Through our highly qualified human capital and continuously advancing R&D capabilities, we enable the development of innovative products, services, and software, while maintaining our industry leadership in registered intellectual property patents and national patent applications. By working closely with our extensive business partner ecosystem in addition to our own resources, we contribute to sectoral employment and the development of domestic products. Through numerous localization-focused programs and initiatives, we facilitate the development of domestic products and the formation of new ventures.

With a focus on localization in our procurement processes, we prioritize products with a domestic production certificate; we maintain this approach in alignment with our goals of creating local economic value and ensuring supply chain continuity. A domestic supplier is defined as a supplier operating within the borders of the Republic of Türkiye and having its registered legal headquarters in Türkiye.

Considered in tandem with our local development objectives, this approach entails not only the provision of secure and uninterrupted services, but also the establishment of an ecosystem that accelerates domestic and national technological transformation. **To strengthen and sustainably grow the entrepreneurship ecosystem in Türkiye, we prioritize localization and aim to increase market access for domestic producers through category-based localization initiatives; supplier, university, and technopark collaborations; and entrepreneur support programs.**


ULAK
TURKCELL
BARCELONA 4 MARCH 2025
ULAK Communications Inc. & Turkcell İletişim Hizmetleri A.Ş.
5G Investments and 4.5G Modernization Cooperation Agreement
ULAK Haberleşme A.Ş. & Turkcell İletişim Hizmetleri A.Ş.
5G Yatırımları ve 4.5G Modernizasyonu İş Birliği Mutabakatı

At the same time, we aim to support technology development capacity and scalable ventures through strategic initiatives designed to attract international investment to Türkiye.



Contribution to the Local Economy

Through the extensive ecosystem shaped around our traditional connectivity services, we generate significant direct and indirect contributions to the economy nationwide. Through our investments, partnerships, and sales network, we support diverse economic activities across different sectors throughout the country. However, as Türkiye's Turkcell, our contribution to the economy extends well beyond these activities, as detailed throughout our Integrated Annual Report.


PAYCELL
troy

Through our connectivity services and digital solutions that enable digital transformation, we contribute to the growth and productivity of our corporate customers. With a portfolio encompassing data centers, cloud services, cybersecurity, the Internet of Things, and enterprise business applications, we help businesses increase revenue and reduce operational costs. In addition to large-scale enterprises, we address the diverse technological requirements of SMEs, which form the backbone of our economy, through a one-stop product portfolio developed with our internal resources and leading business partners, delivering scalable and reliable solutions across multiple sectors. Through initiatives such as **Smart SME** and **Turkcell Digital SME**, implemented in collaboration with TOBB, we offer SMEs an integrated ecosystem that goes beyond connectivity to include productivity, payment infrastructure technologies, and financing solutions.

Alongside our focus on accelerating digital transformation, digital inclusion remains among our priorities to ensure that the technologies and services we offer are accessible to broad segments of society. Through digital services within our portfolio, such as **TV+, fizy, BiP, and lifebox,** we address the communication, content, and cloud-based needs of millions of customers. By digitizing essential daily transactions, we both facilitate access to services and contribute to the growth of the digital economy. At the same time, we aim to enhance financial inclusion in our country through innovative and reliable financial services. Through accessible financial tools offered **via Paycell,** we enable individuals and households to participate in financial processes. By transforming user habits, we expand the adoption of digital wallets and enable customers to manage savings and investment transactions through digital channels.

Through Financell, we provide tailored financing solutions, evaluate customer applications promptly, and facilitate access to financing under flexible terms. With the "Digital Transformation Financing Loan," we enable companies to meet their technology hardware and device needs, such as software, servers, smartphones, and tablets, through customized interest rates and flexible repayment plans.

In addition to our digital products and services, through platforms established to enhance digital competencies and support technology-based entrepreneurship in our country, we facilitate the conversion of individual capabilities into economic value. In this context, through the **Writers of the Future Platform,** which has provided free-of-charge training in Turkish to everyone across Türkiye for 12 years, we support the development of digital skills. As of 2025, the platform has been visited by more than 5 million users, reached over 355 thousand registered users, and offers more than 100 asynchronous training modules.

Through **Turkcell New Technologies VCIF**, a corporate venture capital fund, we support start-ups developing innovative technology solutions across a broad spectrum, including financial technologies, cybersecurity, e-commerce, artificial intelligence, and autonomous driving, thereby contributing to employment and economic value creation. In addition, we invest in other funds operating within our focus areas through this fund, enabling a broader ecosystem to benefit from our support. Alongside this ecosystem support, in line with our localization objectives, we procure our infrastructure, platform, and product portfolio needs from domestic suppliers, contributing to supplier sustainability, employment, and the development of local technologies.



Development of Domestic Technologies

Within the scope of our approach to accelerating the development of domestic technologies, through the Turkcell Localization Program, we prioritize the participation of local suppliers in network technologies, software solutions, and value-added services. **This program is associated with the objectives of increasing domestic production capacity within the supply chain and deepening the country's technology development capabilities.**

Accordingly, we have deployed solutions that enhance operational efficiency and contribute to reducing operational costs by supporting the development of domestically produced energy components for network infrastructure. **As the use of domestic components is scaled, we aim to expand localization steps on a product and infrastructure component basis by monitoring their impact on network continuity and cost efficiency.**

In 2025, as part of integrating the Localization Program into procurement processes, we carried out 63 percent of our total procurement volume in line with our localization targets. This approach aims to systematically guide our procurement decisions in alignment with the objectives of strengthening the domestic supplier ecosystem and increasing the country's technology development capacity.

In practice, we prioritize solutions manufactured in Türkiye in product procurement and prefer domestic labor in service procurement. Therefore, with a procurement model that supports domestic production and employment, we prioritize collaborations and development programs designed to increase domestic supplier capacity in critical technology areas. For example, within the scope of our ongoing collaboration with ULAK Haberleşme A.Ş. to develop domestic and national technologies for 4.5G and 5G, we enable next-generation products to be tested in the live network environment and subsequently monitor their deployment in our network within the scope of a dedicated project.

We aim to pursue our localization goals through an ecosystem approach that goes beyond procurement decisions to strengthen domestic technology production capacity and create value added within the country. Accordingly, in the coming period, we aim to resolutely continue our projects supporting domestic production, thereby contributing to the development of the entrepreneurship ecosystem and the growth of Türkiye's digital economy.

We aim to reflect the importance we attach to domestic production and localization in technology in the construction and procurement processes of our data centers, thereby increasing localization ratios in our projects. This approach is implemented in alignment with our objectives of strengthening supply chain resilience and contributing to the local ecosystem.



Data Center	Localization Rate
Kocaeli/Gebze Data Center	50%
İzmir/Torbalı Data Center	50%
Ankara/Temelli Data Center	65%
Tekirdağ/Çorlu Data Center	75%



Corporate Social Responsibility

Through our inclusion approach under the Positive Imprint framework, we aim to strengthen equal opportunity across our products and services, working environment, and social impact initiatives.

While supporting access to digital services and digital well-being for all segments of society, we design our contribution to social, economic, and cultural development in line with the principle of "leaving no one behind."

In line with this approach, Turkcell aims to support equal access to information and digital opportunities for different groups with specific needs, particularly children, women, persons with disabilities, and the elderly, by focusing on the restorative and equalizing potential of technology. Through projects, sponsorships, and events carried out within this scope, we aim to leverage the transformative impact of technology to deliver social benefit within an inclusive and sustainable framework, generating impact that supports individuals in realizing their potential and mobilizes stakeholders accordingly.

Our training platforms that support digital skill development are complemented by social inclusion programs designed to enhance safe participation in digital life across different age groups. In this context, the Digital Spring Project, implemented by Turkcell in collaboration with the Ministry of Family and Social Services, aims to support elderly individuals' equal access to technology and strengthen their digital competencies.

As of 2025, Digital Spring Technology Rooms have reached 20 nursing homes across 19 provinces. Through this expansion, the project continues to generate measurable and lasting social impact by enhancing digital literacy, strengthening social participation, and supporting the quality of life of elderly individuals.

We do not limit our social benefit approach only to digital inclusion but also integrate it into initiatives aimed at environmental sustainability and biodiversity conservation. In this context, we support initiatives aimed at protecting loggerhead sea turtle (Caretta caretta) nests located on a total of 19 beaches, including Antalya Çıralı Beach. Through informational SMS messages sent to visitors to the area, we aim to raise awareness and encourage visitors to actively contribute to protecting the fragile ecosystem. Thanks to efforts involving protection, awareness-raising, and stakeholder collaboration, an increase has been observed in the number of nests of the endangered loggerhead sea turtles over the past three years. Additionally, we contribute to the widespread development of digital skills and support scientific monitoring processes through a project focused on the conservation of Mediterranean monk seals as part of our biodiversity initiatives powered by artificial intelligence technologies.


Göster Zeka Gücü
ZEKA GÜCÜ

Whiz Kids Project

Without limiting our digital inclusion focus to access alone, we aim to contribute to our country's future through educational investments that support the development of qualified human capital and the widespread adoption of digital competencies. **In this framework, the Whiz Kids Project, implemented by Turkcell in collaboration with the Ministry of National Education, supports gifted students in Türkiye in engaging with technology and preparing for the competencies of the future.**

Whiz Kids Technology Laboratories established within Science and Arts Centers (BİLSEM) across Türkiye provide students with equipment and materials that strengthen hands-on learning, including laptops, 3D printers, electronic and robotic coding kits, and tool kits. Through this infrastructure, students are supported in receiving education and developing projects in areas such as artificial intelligence, coding, and robotics. Since the project's launch in 2016, more than 66 thousand students have benefited annually from Whiz Kids classrooms.



The project has reached a total of 87 laboratories across 55 provinces. The laboratory infrastructure is supported by in-person technology workshops designed to enhance students' fundamental problem-solving and algorithmic thinking skills. In this context, fundamental algorithm and coding training sessions were delivered to numerous students at TEKNOFEST İstanbul, strengthening the project's field engagement and outreach. Additionally, in 2025, robotic kits were delivered to 364 Science and Arts Centers (BİLSEM) across 81 provinces. This support enabled students to engage in hands-on robotics and coding activities, while encouraging interdisciplinary thinking and creative problem-solving. As a result, the project not only delivered theoretical gains but also helped establish lasting and sustainable learning environments.

Whiz Kids Artificial Intelligence Marathon Social Return on Investment (SROI) Analysis

A Social Return on Investment (SROI) analysis was conducted to measure the social impact of the Artificial Intelligence Marathon held in 2024 within the scope of the Whiz Kids project. Stakeholders who experienced significant change as a result of the program's activities and were included in the analysis comprised students and teachers participating in artificial intelligence training and students advancing to the hackathon phase. The analysis determined that every TRY 1 invested in the Artificial Intelligence Marathon Program generated TRY 6.03 in social value. In other words, the program's SROI ratio is 1:6.03. Among students participating in artificial intelligence training, 77 percent reported increased interest in artificial intelligence and greater hope for a future in this field, while 66 percent reported improvements in productivity and efficiency.

Among hackathon participants, the most notable outcomes included increased self-confidence in achieving more through artificial intelligence, experienced by 79 percent of stakeholders, improvement in self-management skills observed in 71 percent, and enhanced networking and interpersonal skills reported by 56 percent.

Of the teachers participating in the training, 80 percent indicated that their professional development had strengthened. The analysis was audited and validated by Social Value International.

In addition to impact-oriented frameworks such as SROI, we regularly monitor directly measurable output indicators for our Corporate Social Responsibility (CSR) projects. These indicators support monitoring implementation performance and identifying areas for improvement by making project outputs, such as access, usage, and capacity increases, visible.

Within this scope, key indicators monitored for the Whiz Kids Project include the number of laboratories established (87 laboratories in 55 provinces), the number of students reached annually (more than 66,000 students each year), and the utilization data of the technology classrooms.

On the Developers of the Future Platform, total visits (25+ million), number of registered users (355+ thousand), annual visitors (2.7 million unique users in 2025), and the number of certificates issued (280+ thousand) are reported as key performance indicators. Within the scope of Digital Spring, digital literacy training delivered through Digital Spring Technology Rooms established in 20 nursing homes across 19 provinces was completed on schedule.


ÇEVRECİİİ
TEKNO ATIK DÖNÜŞÜM ARABASI

To watch the commercial, please click on the image or scan the QR code.

The project met its objective of reaching the planned number of centers and conducting associated training activities. This process aimed to enhance elderly individuals' basic digital skills, increase their access to digital tools, and support their adaptation to technology. Upon completing the training, participants were supported in engaging more actively, safely, and consciously in digital life.

To promote the responsible use of technology and reinforce digital skills gained under the Digital Spring Project, the **"Digital Spring Grand Competition"** event was organized in nursing homes hosting Digital Spring Technology Rooms during Elderly Week, held March 17-21. Within this framework, racing car simulation experiences were offered to elderly residents through gaming simulators installed in Digital Spring Technology Rooms across nursing homes located in five different locations.

As a result of the competitions held at the nursing homes visited during the event, five elderly participants who completed the track in the shortest time were hosted at the Grand Final event organized at Turkcell's Istanbul Headquarters as part of Elderly Week. Through this event, the objective was to increase elderly individuals' interest in technology, enable experiential learning of digital tools, and support their participation in social life.

The amount of electronic waste collected under the **Recycle into Education Project** reached **10,871 kg in 2025, totaling 58,551 kg** since the project's inception. Revenue generated from recycling the collected electronic waste supported access to quality education for 502 children. As a result, environmental sustainability was supported, and tangible social benefits were generated by strengthening educational opportunities for disadvantaged children. By delivering environmental gains alongside social impact, the project exemplifies the circular economy approach.

Base Stations and Community Health

We manage the electromagnetic field strength levels of our base stations to keep them below the limits set by the Information and Communication Technologies Authority (ICTA). Accordingly, while ensuring regulatory compliance, we integrate our approach to monitoring and controlling potential risks related to electromagnetic field exposure into our risk management processes.

The electromagnetic field limits defined by ICTA are based on reference values adopted by the World Health Organization (WHO) and published by the International Commission on Non-Ionizing Radiation Protection (ICNIRP). Furthermore, in Türkiye, these limits are applied at levels lower than the relevant international references, in line with the precautionary approach.

According to scientific assessments, radio frequency exposure below the reference limits set by ICNIRP does not have adverse effects on human health. The regulations in force in Türkiye are stricter than ICNIRP's global reference values, with only 20 percent (one-fifth) of these limits applied on a device basis.

To ensure the practical enforcement of these limits in the field, we manage base station installation and operation processes through end-to-end control mechanisms in accordance with relevant regulations and ICTA procedures. Prior to installation, technical parameters related to power levels, antenna characteristics, location, and environmental conditions are reported to ICTA; following completion of the approval process, field installation is carried out, and the station starts operations.

Within the first week of the installed station's operations, independent organizations accredited by ICTA conduct electromagnetic field (EMF) measurements, and the results are submitted to ICTA. In addition, ICTA conducts regular inspections and measurements at sites to monitor compliance with safety standards.

Key criteria in practice include the absence of residential areas within the defined "Safety Distance" around base stations and the configuration of stations to avoid exceeding limit values. In incidents of non-compliance with ICTA criteria, sites are deactivated, and, depending on the nature of the violation, sanctions may be as severe as dismantling.

While assessing our potential impacts on public health through a risk-based approach, we do not limit our approach solely to regulatory compliance; instead, we prioritize process discipline, traceability, and verifiable control steps. **Within this scope, the absence of any penalties or adverse cases related to the health impacts of our products and services throughout 2025 is an indicator that supports the effectiveness of the control and monitoring mechanisms we have implemented.**

We complement our approach to electromagnetic field management with an implementation framework that addresses occupational health and safety in tandem with environmental impacts within field operations. **Within this scope, as of 2025, we audited 5,488 field operations, prepared risk analysis forms for 368 sites, and revised and repaired 108 sites to provide healthier working conditions**. These efforts serve to ensure that our sites are managed as safe areas for both our employees and the environment.

We manage our base stations within a framework that complies with national regulations and international standards, prioritizing the protection of public health and the prevention of visual pollution. The base stations in our network are equipped with the most advanced features to showcase the capabilities of the technology we offer. Additionally, as our base stations that support multiple technologies and bands become increasingly compact, we manage their environmental impact in the most appropriate way through a more environmentally friendly approach with lower energy consumption.

In addition, through the **"Network Technologies Geographic Risk Analysis Reports"** we have developed, we support the efficient, healthy, and environmentally friendly operation of base station sites by considering the alignment between human, environmental, and telecommunications dynamics across Türkiye. These reports contribute to easier and more effective planning of field operation cycles, thereby strengthening the continuity and efficiency of our operational processes.



Sustainable Development Goals





7 12 13

Capitals

- Produced
- Natural



Environment

131 Management of Climate Impacts

133 Efficient Use of Energy

136 Reduction of Greenhouse Gas Emissions

137 Efficient Use of Water

138 Circular Economy Practices

139 Responsible Waste Management



Management of Climate Impacts

One of the core elements of our approach to managing climate impacts is ensuring that our operations comply with all binding legislation and regulations.

Board of Directors
Final decision-making body on sustainability- and climate change-related issues

Corporate Governance Committee
Presents solution-oriented proposals to the Board of Directors regarding the development and implementation of the company's corporate governance principles; oversees investor relations and sustainability activities.

Early Detection of Risks Committee
Identifies environmental and climate risks that may impact the company's existence, development, and continuity; conducts risk mitigation studies.

Provides information periodically.

Prepares risk reports every two months.

Sustainability Committee
Determines and implements short-, medium-, and long-term actions in line with ESG policies, priorities, risks, and opportunities.

Corporate Risk Management
Assesses risks and reports mitigation measures to the Early Detection of Risks Committee.

Investor Relations and Corporate Finance Directorate
The company regularly reviews and improves its sustainability strategy; identifies priority focus areas; and, together with relevant units, ensures that emissions, energy, reporting, and financial instruments are aligned with sustainability goals, the company's financial strategies, and investor expectations.

Internal Control and Continuous Improvement Directorate
Manages climate change- and sustainability-related risks and opportunities.

During the reporting period, no non-compliance with climate and environmental regulations was identified; accordingly, no complaints were submitted to company management, and no financial or non-financial sanctions were imposed due to non-compliance.

Turkcell does not limit itself to monitoring climate-related regulatory developments; it considers providing input and contributions to policymaking processes **through national and international non-governmental organizations and sectoral platforms** as a complementary element of climate governance.

In this context, Turkcell is **among the operators participating in the GSMA Mobile Net Zero initiative** established to support the telecommunications sector's net-zero ambition and is the first GSM operator representing Türkiye on this platform. Our company also contributes to activities conducted under the **GSMA Sustainability Network**, supporting sectoral collaboration and knowledge sharing.





Turkcell aims to contribute to the objectives of **Türkiye's National Energy Efficiency Action Plan** and related legislation through practices designed to enhance energy efficiency in its network and data center operations. In this regard, priority areas include transitioning to high-efficiency equipment, reducing fuel consumption through energy storage systems, implementing the ISO 50001 Energy Management System approach, and undertaking PUE-focused efficiency investments in data centers.

Environmental Management and Investment Expenditures (Million USD)


95.10
76.40
84.50
137
2022
2023
2024
2025

The performance of our targets and our management approach are also regularly monitored through independent external evaluation mechanisms. Between 2011 and 2019, Turkcell published an annual Sustainability Report. Since 2020, our financial and non-financial performance has been disclosed holistically within a single reporting framework through the Turkcell Integrated Annual Report.

Our efforts to combat climate change are approached from a comprehensive perspective that includes governance structures and risk and opportunity management, and we conduct sustainability reporting to support this framework.

International standards form the basis of our energy management and greenhouse gas emissions management. In addition, our environmental and climate performance is evaluated against various criteria through capital market indices. You can find detailed information in the Sustainability Indices and Performance Indicators section.

While reducing our carbon footprint, we also adopt a full compliance approach to applicable legislation in relation to biodiversity conservation. No operational activities overlapping with or located in the immediate vicinity of areas of high biodiversity importance (such as protected areas or sensitive habitats) have been identified. Additionally, 69,561 saplings were planted in 2025 to contribute to biodiversity conservation.

Efficient Use of Energy

Energy consumption, which is one of the key defining components of our environmental impact profile, particularly greenhouse gas emissions, is managed in accordance with the **ISO 50001 Energy Management System Standard.**



- Our energy management approach is monitored through the **total energy consumption and relative energy consumption** indicators. This approach enables us to regularly monitor energy performance, identify improvement areas, and support decision-making processes for prioritizing investments.

In parallel with expanding renewable energy generation capacity, we aim to systematically increase energy efficiency. This approach reduces environmental impacts, manages energy costs, and enhances resilience against price changes. **Our efficiency practices are implemented within a holistic framework through the deployment of energy-efficient equipment, the renewal of existing equipment, and behavioral transformation steps aimed at improving consumption habits.** Efficiency-oriented optimizations and energy-efficient equipment renewal activities in network equipment constitute the main implementation areas of this program. During the reporting period, these activities were continued, achieving progress toward improved energy performance.

We do not limit energy efficiency to operational infrastructure alone; we also develop practices that reduce environmental impact through our product and service portfolio. Practices such as refurbished device sales, recyclable phone accessories, and digital content platforms both support resource efficiency and help reduce indirect emissions. **As for R&D and innovation, we conduct studies aimed at increasing energy efficiency carried out through the TÜBİTAK- and European Union-supported AI4Green project, while within the scope of Horizon projects, we aim to develop environmentally friendly communication infrastructures for 5G and beyond technologies.**

Our efforts to monitor and improve energy efficiency performance are structured under the WattWise project. Through this project, we track efficiency actions across field active equipment, modernization, energy and cooling, Transport Network, CNX operations, USON, and administrative affairs.

The network implementations of our efficiency program generated measurable energy gains during the reporting period. Through optimization and equipment transformation activities that deliver energy savings in the network, a total of 91,116 GJ of energy savings was achieved. Within this scope, high-energy-consumption devices were replaced with new-technology equipment with lower consumption profiles, and unnecessary consumption was reduced by decommissioning devices that do not carry data traffic, thereby improving energy performance. In this way, energy efficiency has been strengthened as a performance area managed in conjunction with operational continuity and emission reduction goals.

Another element supporting network and facility applications is the enhancement of design and compliance criteria for climate control equipment. In the climate control equipment used, **Eco-Design criteria and up-to-date device-level regulations** are considered standard practice, despite not yet being mandatory in Türkiye. Accordingly, the preference for A energy class products is encouraged, aiming to increase energy efficiency and strengthen sustainable energy infrastructure.

Network modernization and facility optimization constitute the core implementation areas of our energy efficiency program. Energy savings are achieved through the deployment of energy-efficient network equipment, improvements in climate control performance in data center system rooms, and the use of next-generation technologies. As for facilities, **buildings are designed to maximize daylight use, and heating- and cooling-related energy consumption is reduced through insulated wall materials, exterior cladding systems, and thermal insulation details.** This approach reduces direct energy consumption while also helping manage operating costs.

At our Off-Grid sites with high operating costs, where network energy demand is met by generators and solar systems, an Energy Storage System (ESS) solution has been implemented to efficiently store clean energy generated by solar systems and use it during periods without sunlight. Through the ESS solution, we reduced fossil fuel consumption at our Off-Grid sites by 65 percent and OPEX costs by 74 percent in 2025.

Energy and water efficiency are positioned among the core priorities in the design of Turkcell data centers. Accordingly, efforts are undertaken to improve PUE, which indicates energy efficiency, and Water-Use Efficiency (WUE).

To manage energy efficiency in data center operations, we monitor **PUE** as a core performance parameter. We maintain our **PUE value below 1.55, which is below the European average;** we set our design PUE at 1.3 and aim to remain below this level in operations. This approach is associated with the objective of achieving lower total energy consumption for the same IT load and, consequently, lower indirect emissions (Scope 2).

In terms of electricity consumption, our emissions performance remains lower than peer practices in the sector, as the energy used in our data centers is supplied by renewable sources. This approach is sustained through both self-generation capacity and the procurement of YEK-G-certified renewable electricity, thereby supporting reduced environmental impact. While energy and resource efficiency are continuously improved through heat recovery practices, projects that enhance efficiency in water management are also being implemented. Within this scope, rainwater is filtered and reused as greywater, and opportunities for reuse, such as garden irrigation, are evaluated through wastewater recovery practices.

This holistic approach reduces the climate and environmental impacts of data center operations; through digital infrastructure services, it also aims to enhance customers' ability to manage their indirect environmental impacts and adopt more sustainable business models.

Various efficiency-enhancing projects are being developed in data centers to improve energy use efficiency. In this context, heat recovery applications have been implemented to utilize waste heat generated by equipment for generator jacket water heating, building space heating, and domestic hot water production. Such heat-recovery solutions reduce energy consumption and operating costs while also contributing to the reduction of the data center's overall carbon footprint.

To enable proportional (variable-speed) control of fan and pump systems across the facility through the automation infrastructure, appropriate equipment is selected, and automation scenarios and control algorithms are continuously improved.





To enhance energy and greenhouse gas emission reduction performance, we determine selected equipment based on high-efficiency criteria, recognizing that improving efficiency is one of the primary levers for reducing energy consumption and associated carbon emissions. In system and equipment selection, we utilize Computational Fluid Dynamics (CFD) analyses to ensure need-based design and optimization, aiming to reduce unnecessary energy consumption in areas such as cooling and airflow.

Throughout 2025, energy-efficiency enhancement practices were consistently applied across facility operations. In this context, operating set points of air conditioning systems, boilers, and other high-energy-consuming equipment were reviewed and adjusted to their most efficient operating ranges. Through these optimization efforts, energy consumption was reduced, and equipment was enabled to operate under more balanced and sustainable conditions.

To support energy efficiency, we continued our efforts to replace inefficient and legacy equipment at facilities with new models classified under high-efficiency classes. We prioritized high-energy-consuming equipment groups, particularly air conditioning systems, boilers, circulation pumps, fans, and auxiliary mechanical and electrical equipment. These replacement activities are carried out under a multi-year program based on building-level planning, without disrupting operational continuity. This approach aims to prevent sudden capital expenditures, progressively improve the energy performance of each building, and contribute to long-term sustainability targets.

In addition, location-based lighting improvement initiatives were implemented, and legacy lighting systems were gradually replaced with LED luminaires, taking into account the specific needs of different usage areas. This transformation reduced energy consumption and enhanced operational efficiency by adopting longer-lasting, low-maintenance equipment.

We do not limit energy efficiency to operational assets, but also focus on reducing mobility-related emissions. As part of our fleet transformation, 93 percent of our vehicles consist of electric and hybrid models.

We develop digital solutions that enable energy and fuel efficiency, helping our customers manage resource use more effectively. Through Turkcell Enerjim, we enable companies to monitor their energy consumption in real time, strengthen operational efficiency by enhancing consumption visibility, and offer a savings potential of up to 15 percent. In addition, we partnered with a public authority on the national level to ensure real-time monitoring and analysis of data from renewable energy generation facilities, and the secure transmission of that data to central systems. Within the scope of the project, field hardware was installed at more than 450 power plants, providing deployment and maintenance services to support the system's sustainable operation.

Increasing the Use of Renewable Energy and Solar Energy Investments

Turkcell Enerji coordinates electricity procurement and energy operations of group companies and manages cost control and renewable energy investments. Turkcell Group's electricity consumption is supplied from 100 percent renewable sources certified through relevant documentation. Under the vision of becoming a "digital operator generating its own electricity," total installed capacity in ground-mounted SPP projects reached 163.5 MW in 2025, of which 62.3 MW is in operation.

With the Karadağ WPP, boasting an installed power of 18 MW, rooftop SPPs on data centers and offices, and the Greensite project supplying direct energy to base stations (2,400 sites as of the end of 2024), the total active installed capacity has reached 87 MW during the reporting period. Furthermore, in our international operations, our renewable energy efforts have been diversified thanks to the 1.2 MW facilities in the TRNC.



Reduction of Greenhouse Gas Emissions

Turkcell calculates and reports its greenhouse gas emissions annually in alignment with financial reporting boundaries and reporting periods, in accordance with the GHG Protocol Corporate Accounting and Reporting Standard and ISO 14064-1:2019. The prepared reports are verified by authorized independent third-party organizations under the ISO 14064-3:2019 standard. **Verification reports are available in the certificates section of the corporate website.**

Through renewable energy use and transition programs, generator use is being reduced via energy storage and solar solutions; in buildings, aging natural gas systems are gradually being converted to electric heating and cooling (VRF) systems. In addition, improvements that reduce fuel consumption in the vehicle fleet and the use of 100 percent renewable electricity have resulted in tangible reductions in SOx and NOx emissions.

This expansion also helps reduce VOC emissions by lowering fuel consumption from diesel generators at sites. Turkcell is already implementing practices aimed at reducing and substituting fuel consumption and solvent-based chemical use that lead to VOC emissions. Through the transition to low-VOC chemicals, the reduction of diesel generator use via solar energy and energy storage solutions, and improvements to lower fuel consumption in the vehicle fleet, tangible operational-level reductions in VOC emissions are being achieved. This approach does not merely represent a commitment; it is supported by field practices aimed at improving environmental performance.

You can find detailed information on Turkcell Group's 2025 Scope 1, 2, and 3 emissions in the TSRS-Compliant Sustainability Report section in the Appendices.



Go to **the relevant page.**

Efficient Use of Water

Water, as a vital natural resource, is addressed as one of our priority impact areas.

Although our business model has limited direct dependence on water, we monitor water consumption from our operations and transparently disclose water usage data in our annual reporting. As a result, we strengthen performance monitoring and enhance accountability.

Most of our water consumption consists of mains water used by employees for daily needs. During the reporting period, total water withdrawal amounted to 277,990.17 m³, while total water consumption, representing the portion not returned to the source, was 13,769.73 m³.
To reduce consumption, we continue employ practices aimed at using fixtures efficiently and improving consumption habits, and we integrate water efficiency into facility management and daily operation practices.

We support our operational water-efficiency approach with digital monitoring and remote management capabilities, increasing visibility and control over consumption. **Within this scope, the Smart Water Meter application enables remote meter reading via IoT technologies; remote control, opening, and closing of valves; and real-time monitoring of water consumption.** Thus, the application establishes a more effective water management infrastructure, including early warnings, detection of leaks and sudden consumption, and consumption management.

To enhance the traceability of water consumption, sub-metering systems are being installed; domestic and process-related water uses are monitored separately, and improvement initiatives are implemented to increase water efficiency. At our campuses, the use of low-flow fixtures, preference for high-water-efficiency equipment, and practices aimed at preventing water losses during maintenance and repair processes are being standardized.

In new building designs and capacity expansion projects, solutions that reduce water dependency are prioritized; rainwater harvesting and water efficiency criteria are integrated into the design phase. Domestic and industrial wastewater generated at existing campuses is monitored in accordance with applicable legislation, and disposal is carried out through relevant infrastructure following completion of the required permitting and connection procedures.

Within this scope, we address water management processes in consideration of applicable environmental legislation, water efficiency regulations, and corporate compliance obligations; we evaluate not only emission reduction but also climate adaptation and natural resource risk management through a holistic approach. Accordingly, we support water efficiency practices by digital monitoring systems and infrastructure strategies, integrating them as an essential part of our corporate sustainability and compliance approach.

To improve WUE indicators, water consumption points within data centers are identified, and infrastructures enabling measurement and traceability are established. In this context, wastewater generated in data centers is recovered and reused in cooling processes, thereby reducing total water consumption, alleviating pressure on natural water resources, and strengthening operational sustainability.

Additionally, treatment and reuse practices are being implemented to increase water recovery. Through reverse osmosis systems installed at the İzmir and Gebze data centers, 60 percent of the wastewater generated in these facilities has been recovered. With improvements to the reverse osmosis system at the Ankara Data Center, the wastewater ratio was reduced from 40 percent to 16 percent, thereby strengthening water efficiency performance through process improvements.

You can find detailed information on Turkcell Group's 2025 water footprint, which is calculated and reported in accordance with the ISO 14046 methodology in the TSRS-Compliant Sustainability Report included in the Appendices.


Go to **the relevant page.**

Circular Economy Practices

At Turkcell, the environmental responsibility approach is integrated into the management system and defined at the corporate scale with our:

(1) Environmental Policy,

(2) Risk-Opportunity Environmental Impact/Aspect Assessment Procedure, and

(3) Waste Management Procedure.

This framework is based on taking environmental impacts into account as much as possible in operations, reducing potential adverse effects, strengthening employees' environmental awareness, and expanding the use of clean technologies. Turkcell Group Companies aim to contribute to long-term environmental sustainability by enhancing environmental impact awareness across the value chain and strengthening the circular economy approach.

The scope of these policies and procedures is **determined to cover not only all employees within Turkcell and Turkcell Group Companies, but also national and international stakeholders providing products and services to any group company.** Accordingly, the environmental responsibility approach is not limited to internal operations but is disseminated across the supply and service ecosystem through shared standards.

In line with its Environmental Policy and integrated sustainability strategy, Turkcell supports its commitment to preventing pollution and mitigating its impacts through operational practices. Across operations, pollution types are managed using the "minimum waste, maximum recovery" approach; resource efficiency, waste segregation, and environmental risk control are prioritized.

Within the scope of waste management, a resource-efficient use approach is adopted for materials such as paper, toner, and plastics to reduce waste generation; generated waste is segregated at source and directed to reuse, recovery, and recycling processes through licensed organizations. In hazardous waste management, hazardous wastes such as batteries, toners, and electronic equipment are managed in accordance with relevant legislation and licensed disposal channels, ensuring the prevention of environmental impacts. To reduce environmental risks related to water resources and wastewater management, oil waste generated in offices is separated from domestic wastewater using grease trap systems, thereby preventing it from entering wastewater lines and minimizing potential environmental impacts.

Turkcell commits to fulfilling applicable legal requirements and compliance obligations, and to continuously improving its environmental management system.

Accordingly, practices aimed at improving environmental performance are implemented, and measurement, monitoring, and reporting processes, as well as the management approach, are reviewed regularly.

As an operational outcome of this approach, **concrete practices** have been implemented in waste management.

(1) Within the scope of Zero Waste, waste is collected through segregation at source,

(2) Recyclable waste is regularly directed to licensed companies,

(3) Temporary storage areas for hazardous waste are compliant with legislation,

(4) Waste quantities are regularly monitored and reported,

(5) Employees receive waste segregation and environmental awareness training, and

(6) Only licensed facilities are used in disposal processes, ensuring regulatory compliance and traceability.

Turkcell manages its waste management and circular economy practices through quantitative and time-defined targets. In line with the "total recovery" approach, the target of "recycling all recyclable waste" has been set at 100 percent; preventing waste from being sent to landfill has been defined as a primary priority. Specifically for electrical and electronic equipment that has reached the end of its life in network operations, the aim is to reuse such equipment or return it to the economy through secondhand sales.

Within the scope of performance indicators, **100 percent of the 768.97 tons of electronic waste generated in 2025 was recycled.** As another outcome of our waste management approach, all waste was directed in accordance with relevant legislation.

Within the scope of practices beyond regulatory requirements, Turkcell has the **Basic Level Zero Waste Certificate.**

You can find detailed information on the Recycle into Education Project, implemented as part of awareness and education initiatives on electronic waste, in the Corporate Social Responsibility section.

Responsible Waste Management

Significant environmental impacts related to waste management are assessed by considering the inputs used in Turkcell's operations, the activities carried out, and the outputs generated as a result of these activities. In this context, primary inputs consist of electrical and electronic equipment, packaging materials, fuels, and various consumables used in maintenance and repair processes.

These inputs are primarily used in office and field operations, as well as in office environments, maintenance and repair activities, generator operations, cleaning services, and logistics processes. The outputs generated by these activities are classified as domestic waste, recyclable waste, waste oils, waste batteries, electronic waste (e-waste), hazardous waste, and wastewater.


ELEKTRONİK ATIK
TOPLAMA NOKTASI

Waste-related environmental impacts primarily arise from waste generated within Turkcell's own operations. However, waste management is not limited to operational activities; viewed from a value chain perspective, it encompasses a broader impact area. In this context, packaging waste generated during the procurement of materials and equipment at the beginning of the supply chain, as well as indirect environmental impacts arising from licensed disposal and recovery processes at the end of the supply chain, are also included in the assessment scope. **In line with this approach, waste management is addressed not only as the management of waste generated from field and office operations, but also as a holistic impact management area extending from procurement processes, the use phase, and end-of-life stages.**

Acknowledging the adverse environmental impacts that may result from improper management of end-of-life electronic products, we are committed to managing electronic waste with due diligence. Electronic waste, which is rich in raw materials and suitable for reuse, is evaluated in line with circular economy principles and reintegrated into the economy.

The potential for electronic waste begins at the procurement stage of equipment. Infrastructure and customer-side equipment procured to ensure service continuity are assets that may enter the e-waste stream at the end of their useful life. Within network infrastructure hardware, base stations, servers, switch/router devices, and fiber-optic cables constitute the largest hardware inputs to support network expansion and technology upgrades (4.5G, 5G, fiber).

We collaborate with a specialized company for the recycling and reuse of our end-of-life electrical and electronic equipment. Depending on the condition of the devices, the relevant company may repair certain equipment for reuse. Under this project, 8,363 pieces of equipment were repaired during the reporting period.

Turkcell collaborates with subcontractor companies in its field operations. After replacing faulty equipment, the subcontractor conducts fault tests on the dismantled equipment. Equipment identified as faulty following testing is managed in accordance with Turkcell's waste management procedures. Equipment that remains functional is repaired and reused. During the reporting period, 15,581 materials were tested, and 2,954 pieces of equipment were reused.

To reduce plastic use and enhance recycling awareness in our offices, PET bottle collection machines have been installed. Through this initiative, employees are directed to dispose of plastic bottles directly into these machines rather than general waste or recycling bins, making the recovery process more efficient and traceable. Within the system, employees are incentivized to earn monetary reward points via Paycell in exchange for PET bottles deposited into the machines, aiming to integrate sustainable behaviors into daily office routines. This initiative contributes to the proper segregation of plastic waste at source and is an innovative awareness tool that enhances employee engagement.



Waste resulting from operations poses environmental risks if not properly managed, but has the potential to create economic value when effectively managed. Decommissioned base station components and data center equipment are separated through licensed treatment facilities, and valuable metals (e.g., gold, copper, silver) are directed for recovery. Cables from infrastructure transformation are processed for raw material recovery. In line with the waste management hierarchy, Turkcell prioritizes prevention, reuse, and recycling to reduce the amount of waste sent to landfill in line with its "Zero Waste" target.

The use of low-environmental-impact materials is addressed with the objective of increasing resource efficiency throughout the life cycle of products and services, reducing waste generation, and promoting the use of recyclable materials. In this context, at Turkcell Pasaj, while supporting a secure shopping experience through fast delivery and transparent cancellation and return processes, we utilize recyclable packaging materials in our packaging processes.

This commitment is also reflected across the value chain through the Supplier Code of Conduct. The principles explicitly define the reduction of environmental impact, sustainable resource use, and preference for recycling-oriented materials as key expectations and commitment areas. Accordingly, Turkcell aims to reduce its upstream impacts **not only within its own operations but also by encouraging the adoption of low-carbon and resource-efficient practices across the broader supplier ecosystem.**

Within the scope of **Green Procurement** processes, priority is given to technologies that provide lower environmental impact and higher energy efficiency in the selection of products and services. Through this approach, procurement decisions are evaluated based on life cycle impacts, aiming to reduce resource consumption, lower operational energy demand, and consequently decrease emissions. At the same time, prioritizing energy-efficient solutions seeks to reduce total cost of ownership (investment + operating) while generating environmental benefits alongside economic value. In this context, our objective is to disseminate energy-efficient and low-environmental-impact solutions across procurement processes.



In addition, through repair services provided under the Akıllım Güvende device protection insurance, significant contributions are made to environmental sustainability in line with ESG principles. By extending the useful life of smart devices, this model reduces electronic waste volumes and lowers carbon emissions associated with new device production. Since the company's establishment, more than 12 thousand device repairs have prevented over 700 tons of carbon emissions (12), thereby generating both economic benefit and environmental impact reduction.

(12) *Based on the assumption that the average carbon footprint per device is 60 kg CO_2e, over 12,000 repaired devices translates to an emission reduction of over 700 tons CO_2e.*

Suppliers

Turkcell's main field of activity is communication services. However, environmental impacts arise primarily not from service provision itself but from the production of infrastructure equipment and the management of waste generated at the end of its lifecycle. Therefore, a responsible procurement approach constitutes a key lever for minimizing environmental impact throughout the value chain. **Although Turkcell does not manufacture, the company aims to reduce its indirect impacts by encouraging and monitoring suppliers' practices of waste reduction and use of recycled materials.** Although these indirect impacts do not occur physically on Turkcell sites, they fall within the company's sphere of influence, particularly in the context of supply chain-related emissions and environmental footprint assessments.

One of the highest-impact levers within our circular economy approach is to prevent upstream (supply chain) waste generation. Accordingly, **integrating eco-design requirements into our procurement criteria is considered a critical strategy to prevent waste at source by procuring equipment that uses fewer raw materials, is modular and easy to disassemble, is suitable for repair and part replacement, and has an increased share of recycled plastic content.** To make this approach reportable and auditable, we ensure the systematic obtaining of verifiable inputs from procurement processes, such as supplier technical specifications, product component information, and material declarations.



Operations

In Turkcell's own operations, reuse and life extension practices come to the forefront. Under the Modem Refurbishment Project launched in 2019, the aim is to refurbish and repair decommissioned modem group products and return them to service. In this process, equipment returned by customers is assessed before being directed to the "waste" stream, and devices with reuse potential are reintegrated into the economic cycle through refurbishment and repair processes. Within the scope of the project, 71 thousand set-top boxes, 67 thousand Superbox devices, 65 thousand optical network terminals (ONT), and 144 thousand modems were refurbished and returned to use in 2025.

Waste generated as a result of company activities is managed by authorized and licensed third-party companies within the framework of applicable legislation and contractual provisions. The transportation, recovery, and disposal of waste are monitored through weighing slips and National Environmental Information System (UÇBS) records, and legal compliance is regularly reviewed to ensure traceability and compliance. This holistic approach supports Turkcell's circular economy and sustainability objectives by operating prevention at source, reuse, and recycling steps in an integrated manner.

Data related to waste management performance is verified, based on the principle of traceability through UÇBS records and weighing slips, and is regularly consolidated in reporting periods. All waste is managed in accordance with relevant legislation. The data relating to the amount of domestic waste for the previous reporting period has been updated.

Appendices

 turkcell.com.en

 TSRS Report

143 • **Corporate Partnerships**

144 • **Sustainability Initiatives**

146 • **Economic Performance Indicators**

149 • **Environmental Performance Indicators**

151 • **Social Performance Indicators**

158 • **GRI Content Index**

167 • **UNGC Progress Table**

168 • **Sustainability Principles Compliance Framework Table**

176 • **Group Companies**

181 • **Statement of Compliance with Corporate Governance Principles**

183 • **Corporate Governance Principles Compliance Report**

192 • **Corporate Governance Information Form**

204 • **Roles of Turkcell Board Members at Other Companies**

205 • **Conclusion of the Subsidiary Report**

206 • **Turkcell Group 2025 Financial and Operational Performance**

209 • **Operational Review of Turkcell Türkiye**

210 • **Forward-Looking Statements**

211 • **Significant Legal and Regulatory Developments Relevant to Our Fields of Activity**

212 • **2025 TSRS-Compliant Sustainability Report**

- 213 • Governance
- 221 • Risk Management
- 225 • Strategy
- 248 • Targets and Metrics

269 • **Consolidated Financial Statements**

334 • **Investor Relations Contact Information**

327 • **Our Offices**

330 • **Glossary**

Corporate Partnerships

Name of the Organization		Engagement Level
3GPP	The 3rd Generation Partnership Project	Member
AUSDER	Intelligent Transport Systems Association	Member
BCTR	Blockchain Türkiye Platform	Member
BGD	Information Security Association	Member
BUSİAD	Bursa Industrialists and Businesspeople Association	Member
DEİK	Foreign Economic Relations Board of Türkiye	Member
ECTA	European Competitive Telecommunications Association	Member
EDİDER	Energy Digitalization Association	Member
ENDEAVOR	Association for Supporting Active Entrepreneurs	Member
ESB	Access Providers Association	Member
ETID	Electronic Commerce Operators Association	Member
ETSI	European Telecommunications Standards Institute	Member
HIB	Service Exporters Association	Member
FKB	Association of Financial Institutions	Member
FIRST	Forum of Incident Response and Security Teams	Member
GSMA	Global System for Mobile Communications Association	Board Member
GTI	Global TD-LTE Initiative	Member
IAPP	International Association of Privacy Professionals	Member
ITU	International Telecommunication Union	Member
İBYD	Association of On-Demand Broadcasters	Member
M-TOD	Mobile Telecommunication Operators Association	Chairman and Board Member* (Dr. Ali Taha Koç, Ali Uysal, Prof. Dr. Vehbi Çağrı Güngör)

Name of the Organization		Engagement Level
TKSD	Corporate Responsibility Association of Türkiye	Member
MMA Türkiye	Mobile Marketing Association	Member
MOBİSAD	Businesspeople Association of Mobile Communication Devices and Information Technologies	Member
MÜSİAD	Independent Industrialists and Businessmen Association	Member
PERYÖN	Human Management Association of Türkiye	Member
SKD	Business and Sustainable Development Association	Member / Member of Audit Committee
RVD	Advertisers Association	Member
TKYD	Corporate Governance Association of Türkiye	Member
TSGK	Turkish Cyber Security Cluster	Member
TOBB	The Union of Chambers and Commodity Exchanges of Türkiye	Member
TUYAD	Association of Telecommunication, Satellite and Broadcasting Businesspeople	Member
TÜBİSAD	Informatics Industry Association	Member
TÜSİAD	Turkish Industry and Business Association	Member
TÜYİD	Turkish Investor Relations Association	Member
UN Global Compact	United Nations Global Compact	Member
WTECH	Women's Association in Technology	Member
YASED	International Investors Association	Member
TRAI	Türkiye AI Initiative	Member
TÖDEB	The Payment and Electronic Money Institutions Association of Türkiye	Board Member
TEDAR	Supply Chain Management Association	Member
IAB	The Interactive Advertising Bureau	Member
WBBA	World Broadband Association	Member

[*] *As of 2026, Dr. Ali Taha Koç's term as Chairman of the Board of Directors of M-TOD has concluded. He continues to serve as a Board Member.*



Sustainability Initiatives



UN Global Compact

In 2007, we became a signatory to the United Nations Global Compact (UN Global Compact), one of the world's largest corporate sustainability initiatives. Within this framework, we continue to support sustainable development by taking the Compact's 10 principles covering human rights, labor standards, the environment, and anti-corruption as a reference point, and by contributing to sub-initiatives developed in line with these principles.

As part of our activities under the UN Global Compact, we are among the founding members of the UN Global Compact CFO Coalition for the SDGs (Sustainable Development Goals), which brings together CFOs of companies worldwide around sustainability objectives. Through this membership, we aim to contribute to the development of investments aligned with the SDGs and to the advancement of sustainable finance practices.

These efforts represent concrete steps demonstrating our commitment to supporting sustainable development and integrating principles of corporate responsibility into our business model.

Business and Sustainable Development Association (SKD Türkiye)

Our collaboration with the Business and Sustainable Development Association (SKD Türkiye), the Turkish regional network and business partner of the World Business Council for Sustainable Development (WBCSD), is among the key platforms that strengthen our sustainability approach through stakeholder engagement. The sharing of international and local knowledge generated through SKD Türkiye's working groups among its members contributes to the wider adoption of sustainability practices within the business community.

Within this scope, we actively participate in the Association's governance processes and activities by serving on SKD Türkiye's Audit Committee.

Women's Empowerment Principles

We consider equal opportunity in the workplace as a fundamental principle and implement practices aimed at strengthening the position of women in business life and in society to support the Gender Equality goal within the scope of the Sustainable Development Goals. In this context, we have been among the signatories of the Women's Empowerment Principles (UN WEPs), which were developed in 2012 by the UN Global Compact (UNGC) and UN Women.

Within the framework of the UN WEPs, we prioritize practices such as an equal pay approach and zero tolerance for discrimination that support the empowerment of women in the workplace. By making gender equality an integral part of our corporate culture, we aim to strengthen women's employment and foster an inclusive working environment, and to advance our objectives in this area in parallel with our business outcomes.



GSM Association (GSMA)

Since 1998, Turkcell has been actively involved in GSMA, one of the main collaboration platforms of the global mobile communications ecosystem, sharing its local and international experience under this umbrella while supporting collective learning across the sector by benefiting from the knowledge base and good practices of member organizations. Within the scope of combating climate change, Turkcell positions the Mobile Net Zero initiative, which aims to support mobile operators' progress toward Net Zero targets, as a critical initiative for sectoral transformation. With our Chief Executive Officer, Dr. Ali Taha Koç, being elected as a member of the GSMA Board, we are undertaking efforts to further strengthen our contribution and level of representation on this platform in the 2025-2026 period.

Turkcell actively contributes to the GSMA Sustainability Network, which operates in alignment with the Sustainable Development Goals and systematically promotes experience-sharing across the sector. Within this scope, Turkcell was among the first companies globally to adopt the GSMA Accessibility Principles (Principles for Driving the Digital Inclusion of Persons with Disabilities) to strengthen accessible and inclusive service design and the first company in Türkiye to sign them, integrating accessibility into its corporate approach.

Additionally, Turkcell has been positioned as one of the pilot companies within the GSMA "ESG Metrics for Mobile" initiative, which aims to improve the measurement and comparability of environmental, social, and governance performance in the mobile sector. As the only telecommunications company from Türkiye participating in this initiative, and among the first participants globally, Turkcell contributes to the development of common metrics across the sector.

Under the GSMA framework, Turkcell has contributed to the "Responsible AI Maturity Roadmap" initiative since its initial phase, which aims to promote the responsible and trustworthy use of artificial intelligence in the mobile sector, thus positioning itself among the 19 operators involved in launching the initiative. The roadmap aims to support operators in assessing the maturity levels of their existing artificial intelligence applications and in establishing a structured progression framework for targeted areas of development.

Next Generation Mobile Networks Alliance (NGMN)

NGMN is a collaboration platform established by leading mobile network operators worldwide and is open to all stakeholders across the mobile ecosystem. The primary objective of NGMN is to support the development of next-generation network infrastructure, service platforms, and equipment in a manner that effectively meets operator needs and ultimately responds to end-user expectations. In addition, NGMN contributes to improving the environmental performance of mobile communications infrastructure by conducting joint initiatives aimed at accelerating the sector's sustainability transformation.

Turkcell actively participates in the projects of the Green Future Networks working group operating under NGMN. Within this framework, Turkcell contributes to initiatives in the areas of Energy Management, Measurement and Environmental Reporting, and Sustainability, and assumes a leadership role in the Environmental Reporting and Sustainability project. Within the scope of this project, actionable recommendations that will accelerate operators' progress toward net zero/zero carbon targets across their products, services, and value chains are analyzed; accordingly, reference guidance notes and reports are prepared at the sector level with the aim of disseminating good practices.

In 2025, under the NGMN umbrella and under Turkcell's leadership, a white paper titled "Green Future Networks: Environmental Sustainability and Reporting" was published together with member companies. This document addresses Scope 1, 2, and 3 emissions generated across the broader value chain for mobile network operators and provides practical recommendations on reporting.

Economic Performance Indicators

Turkcell Group

		2024	2025
Türkiye	Revenue (Billion TRY)	199.7	**220.3**
	Mobile Subscribers (Million)	38.3	**39.1**
	Fixed Broadband Subscribers (Million)	3.2	**3.3**
	IPTV Subscribers (Million)	1.5	**1.4**
Belarus	Revenue (Billion TRY)	2.8	**3.4**
	Mobile Subscribers (Million)	1.5	**1.6**
Turkish Republic of Northern Cyprus	Revenue (Billion TRY)	2.2	**2.5**
	Mobile Subscribers (Million)	0.6	**0.7**

Dividend Yield and Share Details

		2021	2022	2023	2024	2025
	Dividend yield	7.5%	3.2%	1.9%	3.0%	**3.9%**
TCELL	Lowest (TRY)	11.7	14.3	28.0	53.8	**83.2**
	Highest (TRY)	20.6	35.3	55.4	107.0	**105.2**
	Closing (TRY)	16.3	34.7	52.3	89.2	**93.1**
TKC*	Lowest (USD)	3.0	2.1	3.3	4.5	**5.3**
	Highest (USD)	4.9	4.4	5.1	7.7	**7.3**
	Closing (USD)	3.2	4.4	4.5	6.3	**5.5**

** Share prices are adjusted based on dividend distributions. Source: Bloomberg*

Net Foreign Currency Position

	2023	2024	2025
Net Foreign Currency Position (Million USD)	22	-124	**-957**

Debt Service (Principal and Interest, Million USD)

	2026	2027	2028	2029	2030	2031	2032+
Local Currency	65	-	-	-	-	-	-
Foreign Currency	533	456	943	231	818	97	708

Consolidated Net Leverage Ratio

	2023	2024	2025
Consolidated Net Leverage Ratio	0.54x	0.15x	**0.14x**

Sustainable/Green Financing

Loans	2021	2022	2023	2024	2025
Loans Received under Sustainable/Green Financing Sources (Million EUR)	50	20	30	115	**45**

Bonds	2025
Bonds Issued Under Sustainable/ Green Financing Sources (Million USD)	**500**

Financell

	2024	2025
Number of customers acquired for Turkcell through Financell (Thousand)	139	**162**
Annual number of loans provided (Million)	1.4	**1.2**
Annual number of customers using loans (Million People)	0.9	**0.8**
Total loan portfolio (Billion TRY)	8.7	**7.8**
Revenue (Billion TRY)	5.9	**6.0**
EBITDA (Million TRY)	883.5	**959.4**
EBITDA Margin (%)	14.9%	**16.1%**

Paycell

	2024	2025
Number of 3 months active Paycell users (Million)	7.4	**6.7**
Total transaction volume (Billion TRY)	102.5	**175.1**
Revenue (Billion TRY)	5.1	**7.2**
EBITDA (Billion TRY)	2.2	**2.5**
EBITDA Margin (%)	43.0%	**34.3%**

Environmental Performance Indicators

Energy Management (Turkcell Group)*

	2024	2025
Energy intensity ratio within the company		
Energy consumption per net revenue (GJ/Million USD)	884.07	**695.56**
Energy consumption per data usage (GJ/Petabyte)	265.05	**204.17**
Energy consumption per subscriber (GJ/1,000 subscribers)	92.25	**84.60**
Total energy consumption from non-renewable sources (GJ)	119,710.73	**133,312.08**
Amount of reduction in energy consumption (GJ)	**	**304,459.16**

** incl. Türkiye, TRNC and Belarus*
*** No comparison has been made with the year 2023.*

Total Waste Amount

		2024	2025
Hazardous Waste Amount* (Tons)	Total	3,334.27	**266.18**
	Türkiye	3,063	**67.50**
	TRNC	47.13	**47.13**
	Belarus	224.14	**151.55**
Non-Hazardous Waste Amount** (Tons)	Total	5,745.30	**3,297.27**
	Türkiye	5,599	**3,152**
	TRNC	37.82	**82.69**
	Belarus	108.48	**61.95**

** In 2025, a dedicated project targeting batteries classified as waste was launched to reintegrate end-of-life batteries within our ecosystem back into use through the refurbishment method. This initiative has significantly reduced the generation of waste batteries and, in parallel, resulted in a notable decline in our hazardous waste volumes. The expansion of the program has contributed to our circular economy practices and strengthened our performance in hazardous waste reduction. The widespread integration of the program has contributed to our circular economy practices and strengthened our performance in reducing hazardous waste.*

*** During the 2024 activity period, our non-hazardous domestic waste amounts were reported based on our internal calculation methodology. As of 2025, our calculation methodology has been updated and calculations have been conducted based on data from the Turkish Statistical Institute (TURKSTAT). As a result of this methodological change, significantly lower amounts have been reported, particularly in the domestic waste category. Therefore, the observed decrease is primarily the result of the standardization in the calculation methodology rather than an operational reduction.*

Social Performance Indicators

All Employees

		2025
Number of Employees		**5,481**
	Women	**1,880**
	Men	**3,601**
	Age <30	**18%**
	Age 30-50	**77%**
	Age >50	**5%**
Age Group Distribution of Management	Age <30	**0%**
	Age 30-50	**90%**
	Age >50	**10%**
	Number of Employees with Disabilities	**153**
Ratio of Employees by Gender	Women (%)	**34.3%**
	Men (%)	**65.7%**

		2025
Ratio of Employees by Age	Age <30	**18%**
	Age 30-50	**77%**
	Age >50	**5%**
Total Number of White-Collar Employees	Total	**5,481**
	Women	**1,880**
	Men	**3,601**
Workforce Ratio by Gender	White-Collar Women (%)	**34.3%**
	White-Collar Men (%)	**65.7%**
Number of Employees by Education	Primary School	**0%**
	High School	**1%**
	Associate Degree	**1.5%**
	Bachelor’s Degree	**64.7%**
	Master’s Degree	**31.8%**
	PhD	**1%**

		2025
Number of Newly Hired Employees	Total	353
	Women	101
	Men	252
	Age <30	199
	Age 30-50	154
	Age >50	0
Total Employee Turnover	Total	376
	Women	153
	Men	223
	Age <30	97
	Age 30-50	259
	Age >50	20

		2025
Employee Turnover Rate	Total (%)	7.1%
	Women (%)	8.3%
	Men (%)	6.4%
	Age <30 (%)	10.9%
	Age 30-50 (%)	6.2%
	Age >50 (%)	7.6%

Parental Leave

		2025
Number of employees entitled to parental leave	Women	All employees have this right.
	Men	All employees have this right.
	Total	All employees have this right.
Number of employees taking parental leave	Women	79
	Men	144
	Total	223
Number of employees returning to work after parental leave	Women	98
	Men	144
	Total	242
Number of employees employed for at least 12 months after returning from parental leave	Women	92
	Men	140
	Total	232
Return rate of employees taking parental leave (%)	Women	94%
	Men	97%
	Total	94%
Retention rate of employees taking parental leave (%)	Women	94%
	Men	97%
	Total	94%

Occupational Health and Safety (Company Employees)

		2022	2023	2024	2025
Number of employees covered by the OHS management system		5,445	5,826	5,989	5,946
Percentage of employees covered by the OHS management system (%)		100%	100%	100%	100%
Number of work-related injury fatalities		0	0	0	0
Rate of work-related injury fatalities		0	0	0	0
Number of high-consequence work-related injuries		0	0	0	0
Rate of high-consequence work-related injuries		0	0	0	0
Number of recordable work-related injuries		15	17	19	21
Rate of recordable work-related injuries		1.37	1.45	1.59	1.76
Accident frequency rate	Women	1.20	1.68	1.50	3.20
	Men	1.14	1.29	1.37	1.01
	Total	1.18	1.43	1.74	1.76
Accident severity rate	Women	0	0.48	0.43	0
	Men	1.46	0.26	0.25	0
	Total	0.67	0.34	0.26	0
Number of hours worked (Hours/Days)		8	8	8	8
Number of occupational accidents	Women	8	7	7	13
	Men	7	10	12	8
Lost workdays due to occupational accidents	Women	0	2	2	0
	Men	9	2	63	0
	Total	9	4	65	0
Number of fatalities due to work-related illnesses		0	0	0	0
Number of recordable work-related illness cases		0	0	0	0
Number of pre-employment health examinations		854	646	789	820
Number of periodic health examinations		1,080	564	1,326	1,867

Occupational Health and Safety (Non-Company Employees Under the Company's Control)

		2022	2023	2024	2025
Number of employees covered by the OHS management system		396	556	559	**541**
Percentage of employees covered by the OHS management system (%)		100%	100%	100%	**100%**
Number of work-related injury fatalities		0	0	0	**0**
Rate of work-related injury fatalities		0	0	0	**0**
Number of high-consequence work-related injuries		0	0	0	**0**
Rate of high-consequence work-related injuries		0	0	0	**0**
Number of recordable work-related injuries		1	5	0	**2**
Rate of recordable work-related injuries		1.25	4.46	0	**1.84**
Accident frequency rate	Women	0	16	0	**0**
	Men	12.50	3.18	0	**2.10**
Accident severity rate	Women	0	24.29	0	**0**
	Men	17.40	5.31	0	**0**
Number of hours worked (Hours/Days)		8	8	8	**8**
Number of occupational accidents	Women	0	2	0	**0**
	Men	1	3	0	**2**
Lost workdays due to occupational accidents	Total	0	8	0	**0**
	Women	0	3	0	**0**
	Men	0	5	0	**0**
Number of fatalities due to work-related illnesses		0	0	0	**0**
Number of recordable work-related illness cases		0	0	0	**0**

Occupational Health and Safety (Company Employees and Non-Company Employees Under the Company's Control)

	2023	2024	2025
Total accident/injury frequency rate	1.71	1.46	**1.77**

Training*

	2025
Total Training Cost (TRY)	103,000,000
Training Cost per Employee (TRY)	18,799
Training Cost per Full-Time Employee (TRY)	19,192
Total Training Hours	210,963
Total training hours provided to women employees	93,063
Total training hours provided to men employees	117,900
Total training hours provided to senior management	772
Total training hours provided to middle management	13,722
Average Training Hours per Employee	40
Total Ethics and Code of Conduct (TODİEK) Training Hours	3,727
Number of Employees Receiving Ethics and Code of Conduct (TODİEK) Training	1,808
Total Anti-Corruption Training Hours	1,457
Number of Employees Receiving Anti-Corruption Training	2,930
Total Personal Data Protection Law Training Hours	970

	2025
Number of Employees Receiving Personal Data Protection Law Training	5,831
Total Information Security Awareness Training Hours	19,522
Number of Employees Receiving Information Security Awareness Training	4,500
Technical and Personal Development Training Hours	167,781
Number of Employees Receiving Technical and Personal Development Training	10,046
Total Environmental Management (Sustainability) Training Hours	231
Number of Employees Receiving Environmental Management (Sustainability) Training	461
Total OHS Training Hours	17,276
Number of Employees Receiving OHS Training	3,900
Number of Turkcell Academy Trainers	293

[*] *Trainings provided to dealers and Global Bilgi employees are not included.*

Performance Evaluation

		2025
Number of employees evaluated for performance	Total	4,825
	Women	1,606
	Men	2,733
	Senior Management	11
	Middle Management	475

Gender Equality

		2025
Diversity in the Board of Directors	Women	2
	Men	7
	Age <30	0
	Age 30-50	2
	Age >50	7
Middle management - Base salary ratio within Türkiye		97.1%

Equity, Diversity, Inclusion

	2025
Total number of reported discrimination cases	0
Ratio of women employees' wages to the minimum wage	3.04
Ratio of men employees' wages to the minimum wage	3.10

Marketing and Labeling Procedures

	2025
Percentage of significant product or service categories covered by marketing and labeling procedures and assessed for compliance with these procedures (%)	100%

Average Response Time Across All Channels and Accounts

	2021	2022	2023	2024	2025
Average Response Time Across All Channels and Accounts (Minutes)	17	12	12	12	12

Local Development and Domestic Technologies

	2021	2022	2023	2024	2025
Percentage of local suppliers relative to total suppliers (%)*	-	-	-	-	**86%**
Percentage of procurement budget spent on local suppliers (suppliers in Türkiye) (%)*	-	-	-	-	**69%**
Number of lifebox Paid Subscribers (Thousand)	1,319	1,838	2,133	1,686	**1,390**
Number of TV+ Users (IPTV, Thousand)	1,082	1,282	1,409	1,462	**1,431**
Number of fizy Content Items (Million)	35.4	43	56.3	78	**87**
Number of Applications to National and International Fund-Supported Projects	10	10	8	26	**59**
Number of Horizon Project Applications	9	11	22	35	**39**
Number of TÜBİTAK-Supported University Partnerships	5	7	9	18	**5**
Number of Partnerships with Incubated Companies	11	7	10	17	**18**

	2021	2022	2023	2024	2025
Cumulative Number of National Patent Registrations	830	983	1,037	1,129	**1,247**
Number of National Patent Applications	585	357	554	606	**644**
Number of R&D Employees	1,398	1,285	1,505	1,712	**1,474**
Localization Rate of Kocaeli/Gebze Data Center	-	-	-	50%	**50%**
Localization Rate of İzmir/Torbalı Data Center	-	-	-	50%	**50%**
Localization Rate of Ankara/Temelli Data Center	-	-	-	65%	**65%**
Localization Rate of Tekirdağ/Çorlu Data Center	-	-	-	75%	**75%**
Network Virtualization Rate	60%	65%	73%	82%	**90.4%**
Network Traffic (Internet) Increase (Bandwidth-Based Growth Rate)	8%	27%	12%	6%	**22%**

** Calculated based on 90% of total volume.*

GRI Content Index

GRI Content Index	
Statement of Use	Turkcell İletişim Hizmetleri A.Ş. has reported in accordance with the GRI Standards for the period January 1, 2025 to December 31, 2025.
GRI 1 Used	**GRI 1: Foundation 2021**

GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
General Disclosure				
GRI 2: General Disclosures 2021	2 - 1 Organizational details	Turkcell at a Glance	**11 - 27**	
	2 - 2 Entities included in the organization's sustainability reporting	About the Report	**5**	
	2 - 3 Reporting period, frequency and contact point	About the Report	**5**	
	2 - 4 Restatements of information	Environmental Performance Indicators	**149 - 150**	
	2 - 5 External assurance	About the Report	**5**	
	2 - 6 Activities, value chain and other business relationships	Turkcell at a Glance	**11 - 27**	
	2 - 7 Employees	Decent Workplace	**109 - 129**	
	2 - 8 Workers who are not employees	Decent Workplace	**109 - 129**	
	2 - 9 Governance structure and composition	Strong Corporate Governance	**45 - 52**	
	2 - 10 Nomination and selection of the highest governance body	Strong Corporate Governance	**45 - 52**	
	2 - 11 Chair of the highest governance body	Strong Corporate Governance	**45 - 52**	



GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
General Disclosure				
GRI 2: General Disclosures 2021	2 - 12 Role of the highest governance body in overseeing the management of impacts	Positive Imprint in Sustainability	**29 - 43**	
	2 - 13 Delegation of responsibility for managing impacts	Positive Imprint in Sustainability	**29 - 43**	
	2 - 14 Role of the highest governance body in sustainability reporting	Positive Imprint in Sustainability	**29 - 43**	
	2 - 15 Conflicts of interest	Business Ethics and Legal Compliance	**76 - 84**	
	2 - 16 Communication of critical concerns	Business Ethics and Legal Compliance	**76 - 84**	
	2 - 17 Collective knowledge of the highest governance body	Positive Imprint in Sustainability	**29 - 43**	
	2 - 18 Evaluation of the performance of the highest governance body	Positive Imprint in Sustainability	**29 - 43**	
	2 - 19 Remuneration policies	Decent Workplace	**109 - 129**	
	2 - 20 Process to determine remuneration	Decent Workplace	**109 - 129**	
	2 - 21 Annual total compensation ratio	-		Confidentiality restrictions: The annual total compensation ratio is not disclosed pursuant to the company's confidentiality policies.
	2 - 22 Statement on sustainable development strategy	Message from the Chairman of the Board Message from the CEO	**6 - 7, 8 - 9**	
	2 - 23 Policy commitments	Sustainability Governance Employee Rights, Equity, Diversity, and Inclusion	**30 - 31, 117 - 119**	
	2 - 24 Embedding policy commitments	Positive Imprint in Sustainability Employee Satisfaction and Development	**29 - 43, 112 - 116**	
	2 - 25 Processes to remediate negative impacts	Positive Imprint in Sustainability	**29 - 43**	
	2 - 26 Mechanisms for seeking advice and raising concerns	Business Ethics and Legal Compliance	**76 - 84**	



GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
General Disclosure				
GRI 2: General Disclosures 2021	2 - 27 Compliance with laws and regulations	Legal Compliance	**81 - 84**	
	2 - 28 Membership associations	Corporate Partnerships	**143**	
	2 - 29 Approach to stakeholder engagement	Our Stakeholders	**37 - 39**	
	2 - 30 Collective bargaining agreements	Decent Workplace	**109 - 129**	
Material topics				
GRI 3: Material Topics 2021	3 - 1 Process to determine material topics	Sustainability Priorities	**33 - 36**	
	3 - 2 List of material topics	Sustainability Priorities	**33 - 36**	
Decent Workplace				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Decent Workplace	**109 - 129**	
GRI 201: Economic Performance 2016	201 - 3 Defined benefit plan obligations and other retirement plans	Employee Satisfaction and Development	**112 - 116**	
GRI 202: Market Presence 2016	202 - 1 Ratios of standard entry level wage by gender compared to local minimum wage	Social Performance Indicators	**151 - 157**	
GRI 401: Employment 2016	401 - 1 New employee hires and employee turnover	Employee Satisfaction and Development Social Performance Indicators	**112 - 116, 151 - 157**	
	401 - 2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Employee Satisfaction and Development	**112 - 116**	
	401 - 3 Parental leave	Employee Satisfaction and Development Social Performance Indicators	**112 - 116, 151 - 157**	



GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
Decent Workplace				
GRI 403: Occupational Health and Safety 2018	403 - 1 Occupational health and safety management system	Employee Health and Safety	**120 - 123**	
	403 - 2 Hazard identification, risk assessment, and incident investigation	Employee Health and Safety	**120 - 123**	
	403 - 3 Occupational health services	Employee Health and Safety	**120 - 123**	
	403 - 4 Worker participation, consultation, and communication on occupational health and safety	Employee Health and Safety	**120 - 123**	
	403 - 5 Worker training on occupational health and safety	Employee Health and Safety Social Performance Indicators	**120 - 123, 151 - 157**	
	403 - 6 Promotion of worker health	Employee Health and Safety	**120 - 123**	
	403 - 7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Employee Health and Safety	**120 - 123**	
	403 - 8 Workers covered by an occupational health and safety management system	Employee Health and Safety Social Performance Indicators	**120 - 123, 151 - 157**	
	403 - 9 Work-related injuries	Employee Health and Safety Social Performance Indicators	**120 - 123, 151 - 157**	
	403 - 10 Work-related ill health	Employee Health and Safety Social Performance Indicators	**120 - 123, 151 - 157**	
GRI 404: Training and Education 2016	404 - 1 Average hours of training per year per employee	Social Performance Indicators	**151 - 157**	
	404 - 2 Programs for upgrading employee skills and transition assistance programs	Employee Satisfaction and Development Social Performance Indicators	**112 - 116, 151 - 157**	
	404 - 3 Percentage of employees receiving regular performance and career development reviews	Social Performance Indicators	**151 - 157**	



GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
Decent Workplace				
GRI 405: Diversity and Equal Opportunity 2016	405 - 1 Diversity of governance bodies and employees	Social Performance Indicators	**151 - 157**	
	405 - 2 Ratio of basic salary and remuneration of women to men	Social Performance Indicators	**151 - 157**	
GRI 406: Non-discrimination 2016	406 - 1 Incidents of discrimination and corrective actions taken	Social Performance Indicators	**151 - 157**	
GRI 407: Freedom of Association and Collective Bargaining 2016	407 - 1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	Employee Rights, Equity, Diversity, and Inclusion	**117 - 119**	
GRI 408: Child Labor 2016	408 - 1 Operations and suppliers at significant risk for incidents of child labor	Business Ethics and Legal Compliance	**76 - 84**	
GRI 409: Forced or Compulsory Labor 2016	409 - 1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	Business Ethics and Legal Compliance	**76 - 84**	
GRI 410: Security Practices 2016	410 - 1 Security personnel trained in human rights policies or procedures	Social Performance Indicators	**151 - 157**	
Data Privacy and Cybersecurity				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Data Privacy and Cybersecurity	**97 - 98**	
GRI 418: Customer Privacy 2016	418 - 1 Substantiated complaints concerning breaches of customer privacy and losses of customer data	Data Privacy and Cybersecurity	**97 - 98**	



GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
Digital Inclusion and Customer Experience				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Digital Inclusion and Customer Experience	**99 - 108**	
GRI 416: Customer Health and Safety 2016	416 - 1 Assessment of the health and safety impacts of product and service categories	Digital Inclusion and Customer Experience Corporate Social Responsibility	**99 - 108, 127 - 129**	
GRI 417: Marketing and Labeling 2016	417 - 1 Requirements for product and service information and labeling	Transparent and Innovative Tariffs and Packages Promoting Digital Rights Social Performance Indicators	**103 - 106, 107 - 108, 151 - 157**	
	417 - 2 Incidents of non-compliance concerning product and service information and labeling	Social Performance Indicators Consolidated Financial Statements	**151 - 157, 269 - 325**	
	417 - 3 Incidents of non-compliance concerning marketing communications		**151 - 157, 269 - 325**	
Local Development and Domestic Technologies				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Local Development and Domestic Technologies	**124 - 126**	
GRI 202: Market Presence 2016	202 - 2 Proportion of senior management hired from the local community	Social Performance Indicators	**151 - 157**	
GRI 203: Indirect Economic Impacts 2016	203 - 2 Significant indirect economic impacts	Local Development and Domestic Technologies	**124 - 126**	
GRI 204: Procurement Practices 2016	204 - 1 Proportion of spending on local suppliers	Local Development and Domestic Technologies Social Performance Indicators	**124 - 126, 151 - 157**	
GRI 413: Local Communities 2016	413 - 1 Operations with local community engagement, impact assessments, and development programs	Local Development and Domestic Technologies	**124 - 126**	



GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
Business Continuity and Responsible Value Chain				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Business Ethics and Legal Compliance	**85 - 95**	
GRI 203: Indirect Economic Impacts 2016	203 - 1 Infrastructure investments and services supported	Digital Technologies and Innovation	**67 - 75**	
GRI 308: Supplier Environmental Assessment 2016	308 - 2 Negative environmental impacts in the supply chain and actions taken	Supply Chain Sustainability	**93 - 95**	
GRI 414: Supplier Social Assessment 2016	414 - 2 Negative social impacts in the supply chain and actions taken	Supply Chain Sustainability	**93 - 95**	
Business Ethics and Legal Compliance				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Business Ethics and Legal Compliance	**76 - 84**	
GRI 201: Economic Performance 2016	201 - 1 Direct economic value generated and distributed	Strong Financial Performance	**54 - 60**	
GRI 205: Anti-corruption 2016	205 - 1 Operations assessed for risks related to corruption	Anti-Corruption	**80**	
	205 - 2 Communication and training about anti-corruption policies and procedures	Anti-Corruption	**80**	
	205 - 3 Confirmed incidents of corruption and actions taken	Anti-Corruption	**80**	
GRI 206: Anti-competitive Behavior 2016	206 - 1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Fair Competition	**79**	
GRI 207: Tax 2019	207 - 1 Approach to tax	Legal Compliance	**81 - 84**	
	207 - 4 Country-by-country reporting	Legal Compliance Consolidated Financial Statements	**81 - 84, 269 - 325**	

GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
Management of Climate Impacts				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Management of Climate Impacts	**131 - 137**	
GRI 201: Economic Performance 2016	201 - 2 Financial implications and other risks and opportunities due to climate change	TSRS-Compliant Sustainability Report	**214 - 268**	
GRI 302: Energy 2016	302 - 1 Energy consumption within the organization	TSRS-Compliant Sustainability Report	**214 - 268**	
	302 - 3 Energy intensity	Environmental Performance Indicators TSRS-Compliant Sustainability Report	**149 - 150, 214 - 268**	
	302 - 4 Reduction of energy consumption	Efficient Use of Energy Environmental Performance Indicators	**133 - 135, 149 - 150**	
GRI 303: Water and Effluents 2018	303 - 1 Interactions with water as a shared resource	Efficient Use of Water TSRS-Compliant Sustainability Report	**137, 214 - 268**	
	303 - 3 Water withdrawal		**137, 214 - 268**	
	303 - 5 Water consumption		**137, 214 - 268**	
GRI 101: Biodiversity 2024	101 - 1 Policies to halt and reverse biodiversity	Management of Climate Impacts	**131 - 137**	
GRI 305: Emissions 2016	305 - 1 Direct (Scope 1) GHG emissions	TSRS-Compliant Sustainability Report	**214 - 268**	
	305 - 2 Energy indirect (Scope 2) GHG emissions	TSRS-Compliant Sustainability Report	**214 - 268**	
	305 - 3 Other indirect (Scope 3) GHG emissions	TSRS-Compliant Sustainability Report	**214 - 268**	
	305 - 4 GHG emissions intensity	TSRS-Compliant Sustainability Report	**214 - 268**	
	305 - 7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	Reduction of Greenhouse Gas Emissions	**136**	



GRI Standard	Disclosure	Subject Heading	Page Number, Sources and/or Direct Answers	Additional Information/ Reasons of Omission
Circular Economy				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Circular Economy Practices	**138 - 141**	
GRI 306: Waste 2020	306 - 1 Waste generation and significant waste-related impacts	Responsible Waste Management	**139 - 141**	
	306 - 2 Management of significant waste-related impacts	Responsible Waste Management	**139 - 141**	
	306 - 3 Waste generated	Responsible Waste Management Environmental Performance Indicators	**139 - 141, 149 - 150**	
	306 - 4 Waste diverted from disposal	Environmental Performance Indicators	**149 - 150**	
	306 - 5 Waste directed to disposal	Environmental Performance Indicators	**149 - 150**	
Corporate Social Responsibility				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Corporate Social Responsibility	**127 - 129**	
Digital Technologies and Innovation				
GRI 3: Material Topics 2021	3 - 3 Management of material topics	Digital Technologies and Innovation	**67-75**	

UNGC Progress Table

Topic	UNGC Principles	Section of Report
Human Rights	Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights; and	Positive Imprint in Sustainability Supply Chain Sustainability Employee Rights, Equity, Diversity, and Inclusion
	Principle 2: Make sure that they are not complicit in human rights abuses.	
Labor	Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining	Employee Satisfaction and Development Employee Rights, Equity, Diversity, and Inclusion
	Principle 4: The elimination of all forms of forced and compulsory labor	Employee Rights, Equity, Diversity, and Inclusion
	Principle 5: The effective abolition of child labor	
	Principle 6: The elimination of discrimination in respect of employment and occupation.	Decent Workplace Employee Rights, Equity, Diversity, and Inclusion
Environment	Principle 7: Businesses should support a precautionary approach to environmental challenges,	Management of Climate Impacts Circular Economy Practices
	Principle 8: Undertake initiatives to promote greater environmental responsibility, and	
	Principle 9: Encourage the development and diffusion of environmentally friendly technologies.	Management of Climate Impacts Circular Economy Practices Local Development and Domestic Technologies
Anti-Corruption	Principle 10: Businesses should work against corruption in all its forms, including extortion and bribery.	Business Ethics and Legal Compliance



Sustainability Principles Compliance Framework Table

		COMPLIANCE STATUS					
		YES	NO	PARTIALLY	NOT APPLICABLE	DESCRIPTION	Reporting Information Regarding Publicly Disclosed Data/Link
A. General Principles							
A1. Strategies, Policies, and Goals							
A1.1	Material environmental, social, and corporate governance (ESG) issues, risks, and opportunities have been determined by the group's Board of Directors.	X					Sustainability Priorities
	ESG Policies (e.g., Environmental Policy, Energy Policy, Human Rights and Labor Policy) have been established and publicly disclosed by the group's Board of Directors.	X					Sustainability Priorities
A1.2	Short and long-term targets defined under the ESG policies have been publicly disclosed.	X					TSRS-Compliant Sustainability Report
A2. Application/Monitoring							
A2.1	The committees and/or departments responsible for the execution of ESG policies and top-level executives in the group related to ESG issues and their duties have been delegated and publicly disclosed.	X					TSRS-Compliant Sustainability Report
	Activities carried out within the scope of the policies have been reported by the responsible committee and/or unit to the Board of Directors at least once during the year.	X					TSRS-Compliant Sustainability Report
A2.2	In line with ESG targets, implementation and action plans have been developed and publicly disclosed.	X					TSRS-Compliant Sustainability Report



		COMPLIANCE STATUS					
		YES	NO	PARTIALLY	NOT APPLICABLE	DESCRIPTION	Reporting Information Regarding Publicly Disclosed Data/Link
A2.3	ESG Key Performance Indicators (KPIs) and the annual levels of attainment of these indicators have been publicly disclosed.	X					Economic Performance Indicators Social Performance Indicators Environmental Performance Indicators
A2.4	Activities to improve the sustainability performance of business processes or products and services have been publicly disclosed.	X					Positive Imprint in Sustainability
A3. Reporting							
A3.1	In the group's annual reports, information regarding sustainability performance, targets, and actions has been disclosed in an understandable, accurate, and sufficient manner.	X					Sustainability Governance TSRS-Compliant Sustainability Report
A3.2	Information as to which of the United Nations (UN) 2030 Sustainable Development Goals (SDGs) the group's activities are related to has been publicly disclosed by the group.	X					Supported Sustainable Development Goals
A3.3	Lawsuits on ESG issues that are filed against the group and/or concluded, and that are important in terms of ESG policies and/or will significantly affect activities, have been publicly disclosed.	X					Independent Auditor's Report and Financial Statements
A4. Verification							
A4.1	The group's ESG Key Performance metrics have been verified by an independent third party and publicly disclosed.		X			The TSRS-compliant Sustainability Report has undergone a sustainability assurance review by an independent audit firm, and the disclosures and related performance indicators presented in the report have been assessed accordingly.	TSRS-Compliant Sustainability Report
B. Environmental Principles							
B1	The group has publicly disclosed its policies and practices, action plans, environmental management systems (known as the ISO 14001 standard), and programs in the field of environmental management.	X					Sustainability Governance Management of Climate Impacts TSRS-Compliant Sustainability Report

		COMPLIANCE STATUS					
		YES	NO	PARTIALLY	NOT APPLICABLE	DESCRIPTION	Reporting Information Regarding Publicly Disclosed Data/Link
B2	In relation to environmental reports prepared regarding information on environmental management, the scope of the report, reporting period, reporting date, and the limitations regarding the reporting conditions have been publicly disclosed.	X					About the Report TSRS-Compliant Sustainability Report
B4	Environmental targets included in the reward criteria within the scope of performance incentive systems for stakeholders (such as Board members, executives, and employees) have been publicly disclosed.	X					Strong Corporate Governance
B5	How material environmental issues are integrated into business objectives and strategies has been publicly disclosed.	X					Management of Climate Impacts TSRS-Compliant Sustainability Report
B7	How environmental issues are managed and integrated into business objectives and strategies throughout the group's value chain, including the operational process, suppliers, and customers, has been publicly disclosed.	X					Supply Chain Sustainability
B8	Whether the group is involved in the policy-making processes of relevant environmental organizations and non-governmental organizations, and collaborations with these institutions and organizations, have been publicly disclosed.	X					Corporate Partnerships
B9	In light of environmental indicators (Greenhouse gas emissions (Scope-1 (Direct), Scope-2 (Energy indirect), Scope-3 (Other indirect), air quality, energy management, water and wastewater management, waste management, biodiversity impacts), information about the impacts of the group has been publicly disclosed on a comparable-by-period basis.	X					TSRS-Compliant Sustainability Report
B10	Details of the standard, protocol, methodology, and base year used to collect and calculate data have been publicly disclosed.	X					TSRS-Compliant Sustainability Report



		COMPLIANCE STATUS					
		YES	NO	PARTIALLY	NOT APPLICABLE	DESCRIPTION	Reporting Information Regarding Publicly Disclosed Data/Link
B11	The increases or decreases in environmental indicators for the reporting year, compared with previous years, have been disclosed to the public.	X					Efficient Use of Energy Reduction of Greenhouse Gas Emissions Environmental Performance Indicators
B12	Short- and long-term targets have been determined to reduce the group's environmental impacts, and the progress on these targets and the targets determined in previous years has been disclosed to the public.	X					Efficient Use of Energy Reduction of Greenhouse Gas Emissions
B13	A strategy to combat the climate crisis has been created, and the planned actions have been publicly announced.	X					Management of Climate Impacts TSRS-Compliant Sustainability Report
B14	Programs or procedures have been established aiming to prevent or minimize the potential negative impact of products and/or services on the environment, and have been publicly disclosed.	X					Sustainability Governance Management of Climate Impacts Circular Economy Practices TSRS-Compliant Sustainability Report
	Actions have been taken to reduce greenhouse gas emissions of third parties (i.e., suppliers, subcontractors, dealers, etc.), and these actions have been publicly disclosed.	X					Supply Chain Sustainability TSRS-Compliant Sustainability Report
B15	The environmental benefits and cost savings of initiatives and projects aimed at reducing environmental impacts have been publicly disclosed.	X					Management of Climate Impacts
B16	Energy consumption (natural gas, diesel, gasoline, LPG, coal, electricity, heating, cooling, etc.) data have been publicly disclosed as Scope-1 and Scope-2.	X					Environmental Performance Indicators
B17	Public disclosure has been made about the electricity, heat, steam, and cooling produced in the reporting year.	X					Environmental Performance Indicators



		COMPLIANCE STATUS					
		YES	NO	PARTIALLY	NOT APPLICABLE	DESCRIPTION	Reporting Information Regarding Publicly Disclosed Data/Link
B18	Actions on increasing the use of renewable energy and transition to zero- or low-carbon electricity have been made and publicly disclosed.	X					Efficient Use of Energy
B19	Renewable energy production and consumption data have been publicly disclosed.	X					Environmental Performance Indicators
B20	Energy efficiency projects have been carried out, and the amount of energy consumption and emission reduction achieved through energy efficiency projects has been publicly disclosed.	X					Efficient Use of Energy Environmental Performance Indicators
B21	Water consumption, and the amounts of water drawn, recycled, and discharged from underground or above-ground sources and procedures (if any), have been publicly disclosed.	X					Environmental Performance Indicators
B22	Whether the group's operations or activities are included in any carbon pricing system (Emissions Trading System, Cap & Trade, or Carbon Tax) has been publicly disclosed.	X					TSRS-Compliant Sustainability Report
B23	Information on carbon credits gained or purchased during the reporting period has been publicly disclosed.	X					TSRS-Compliant Sustainability Report
B24	Details of carbon pricing practices within the group (if applicable) have been disclosed to the public.	X					TSRS-Compliant Sustainability Report
B25	The platforms where the group discloses its environmental information have been publicly disclosed.	X					Sustainability Governance

		COMPLIANCE STATUS					
		YES	NO	PARTIALLY	NOT APPLICABLE	DESCRIPTION	Reporting Information Regarding Publicly Disclosed Data/Link
C. Social Principles							
C1. Human Rights and Employee Rights							
C1.1	The Corporate Human Rights and Employee Rights Policy has been established fully in accordance with the Universal Declaration of Human Rights, ILO Conventions ratified by Turkey, and other relevant legislation; those responsible for the execution of the policy have been determined; and both the policy and those responsible for the policy have been disclosed to the public.	X					Employee Rights, Equity, Diversity, and Inclusion Employee Health and Safety
C1.2	Considering the effects of supply and value chain; fair workforce, improvement of labor standards, women's employment, and inclusion issues (such as non-discrimination based on gender, race, religion, language, marital status, ethnic identity, sexual orientation, gender identity, family responsibilities, union activities, political opinion, disability, social and cultural differences, etc.,) are included in the group's policy on employee rights.	X					Supply Chain Sustainability
C1.3	Measures taken along the value chain regarding the observance of rights and equal opportunity of groups susceptible to certain economic, environmental, and social factors (low-income groups, women, etc.) or minorities have been publicly disclosed.	X					Supply Chain Sustainability Employee Rights, Equity, Diversity, and Inclusion
C1.4	Developments regarding preventive and corrective practices against discrimination, inequality, human rights violations, forced labor, and child labor have been publicly disclosed.	X					Employee Rights, Equity, Diversity, and Inclusion

		COMPLIANCE STATUS					
		YES	NO	PARTIALLY	NOT APPLICABLE	DESCRIPTION	Reporting Information Regarding Publicly Disclosed Data/Link
C1.5	Investments in employees (training and development policies), compensation, recognized fringe benefits, unionization rights, work/life balance solutions and talent management are included in the employee rights policy.	X					Employee Satisfaction and Development
	Disagreement resolution processes have been determined by establishing mechanisms for employee complaints and the resolution of disputes.	X					Employee Satisfaction and Development
	Activities conducted within the reported period to ensure employee satisfaction have been publicly disclosed.	X					Employee Satisfaction and Development
C1.6	Occupational health and safety policies have been established and publicly disclosed.	X					Employee Health and Safety
	Measures taken to prevent occupational incidents and protect health, and incident statistics, have been publicly disclosed.	X					Employee Health and Safety
C1.7	Personal data protection and data security policies have been established and publicly disclosed.	X					Data Privacy and Cybersecurity
C1.8	The ethics policy has been established and publicly disclosed.	X					Business Ethics and Legal Compliance
C1.9	Initiatives related to social investment, social responsibility, financial inclusion, and access to finance have been disclosed.	X					Corporate Social Responsibility
C1.10	Informative meetings and training programs have been organized for employees on ESG policies and activities.	X					Social Performance Indicators

		COMPLIANCE STATUS					
		YES	NO	PARTIALLY	NOT APPLICABLE	DESCRIPTION	Reporting Information Regarding Publicly Disclosed Data/Link
C2. Stakeholders, International Standards, and Initiatives							
C2.1	The customer satisfaction policy regarding the management and resolution of customer complaints has been prepared and publicly disclosed.	X					Digital Inclusion and Customer Experience
C2.2	Information on stakeholder communication (breakdown by stakeholder, subject, and frequency) has been publicly disclosed.	X					Our Stakeholders
C2.3	The international reporting standards adopted in reporting are explained.	X					About the Report TSRS-Compliant Sustainability Report
C2.4	Principles adopted in relation to sustainability, international organizations, committees, and principles which the group is a member of, or signatory to, have been publicly disclosed.	X					Corporate Partnerships
C2.5	Improvements and efforts have been made to be included in the sustainability indices of Borsa Istanbul and/or international index providers.	X					Investor Relations
D. Corporate Governance Principles							
D1	Stakeholders' opinions have been consulted in determining the measures and strategies on sustainability.	X					Our Stakeholders
D2	Social responsibility projects, awareness activities, and training sessions have been carried out to raise awareness about sustainability and its importance.	X					Corporate Social Responsibility Social Performance Indicators



Group Companies

Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş.

Atmosware was founded in 2021 to develop innovative software products, train expert software developers, and provide services locally and internationally.

Since its establishment, Atmosware has organized the "Investing in Youth, Coding the Future" Training Program annually with Turkcell Academy. Approximately 160 software developers who successfully completed this program have joined the company. During this process, by adopting a master–apprentice approach, the company has also provided employment opportunities for experienced software developers and expanded its information technology workforce to more than 450 employees.

Through the services it provides in the information technology sector, Atmosware contributes not only internally but also to other technology companies within the ecosystem in the development of software products. Adopting a remote working model, Atmosware operates with employees located in 53 provinces across Türkiye.

BeST

BeST (Belarusian Telecommunications Network), which joined the Turkcell Group in July 2008, provides services in the Belarus mobile communications market under the Life brand.

In November 2009, Life became the first mobile operator to offer 3G services in Belarus. As of December 31, 2025, Life provides 2G and 3G services in all settlements with populations exceeding 1,000, reaching 99.8% population coverage and 93.1% geographic coverage across Belarus.

In Belarus, the establishment and operation of 4G mobile telecommunications infrastructure are carried out by beCloud, the sole infrastructure operator designated by regulation. Life provides its 4G services to subscribers using the beCloud infrastructure. In August 2016, Life became one of the first two operators to provide 4G services via the LTE infrastructure established by beCloud. According to 2025 data, Life has achieved 98.7% population coverage and 89.2% geographic coverage nationwide with 4G LTE technology. The same model will also apply to 5G; we plan to begin offering 5G services to our customers in 2026 through wholesale services to be provided by beCloud.

The share of 4G subscribers reached 94% of three-month active data users in 2025. The increasing penetration of 4G services resulted in average monthly data consumption per user reaching 22.7 GB. As of the end of 2025, the 4G network carries 86% of total data traffic.

Life continues its strategy of transformation from a communications service provider into a digital operator by converting its subscribers into 4G users. Increasing SIM activations through digital channels and the share of digital channels in total customer acquisition, enhancing self-service capabilities in the mobile app and web channel, and expanding the digital services portfolio and its penetration are key initiatives that will continue to guide the digitalization journey in 2026. In this context, an ecosystem application that includes telecom, financial services, entertainment, and e-commerce modules was launched for customer use in December 2025.

Bringing connectivity and content together to enrich the customer digital experience, Life supports ARPU growth through data services and a broad digital services portfolio, in line with Turkcell's digitalization strategy. To this end, Life offers music, video, gaming, security, digital broadcasting, and digital education platforms within its digital services portfolio. As of the end of 2025, 55% of three-month active subscribers use at least one digital service or solution.

Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş.

Turkcell Global Bilgi was established on October 1, 1999, to provide telemarketing, telesales, and call center services primarily for the Turkcell Group. Turkcell Global Bilgi manages customer touchpoints across all channels and provides digital technologies, technical support services, and customer services to more than a hundred companies, particularly in the banking, retail, e-commerce, insurance, and airline sectors.

In 2016, Turkcell Global Bilgi announced that it positioned itself as a Customer Experience Center and began analyzing customer experiences in greater depth, gaining significant expertise in the process. On August 4, 2017, Turkcell Global Bilgi received an R&D Center certificate from the Republic of Türkiye Ministry of Industry and Technology.



In addition to call center services, Turkcell Global Bilgi offers comprehensive solutions that support digitalization. These solutions include robotic process automation (RPA) that automates business processes; cloud-based telephony solutions that enable the management of communication infrastructures in cloud environments; as well as digital customer representatives, live chat and chatbot applications, social media platforms, and video call center technologies. These digital technologies are developed and offered as services to enable customer interaction processes to be managed more efficiently, faster, and in an omnichannel manner.

Kule Hizmet ve İşletmecilik A.Ş. (Global Tower)

Global Tower, Türkiye's leading tower company, currently operates in four countries. Global Tower provides tower leasing, build-to-suit tower construction, and tower maintenance services to telecom operators, radio and TV broadcasters, internet service providers, energy companies, and public institutions, and has also begun offering satellite service solutions to its customers within the scope of its end-to-end service approach. Through its own infrastructure with geographic redundancy, Global Tower currently provides closed-circuit satellite services at more than two thousand locations and aims to expand its product portfolio and service diversity by following trends in the satellite industry.

As of the end of 2025, Global Tower's tower portfolio consists of 10,646 towers distributed as follows:

(1) Türkiye: 9,694
(owned: 5,233;
right of use: 2,155;
contract management: 2,306)

(2) Belarus: 837 (right of use)

(3) TRNC: 115 (right of use)

Kuzey Kıbrıs Turkcell

Founded in 1999 as a wholly owned subsidiary of Turkcell, Kuzey Kıbrıs Turkcell operates as the leading operator in the TRNC, with a 56% active subscriber market share excluding telemetry and an infrastructure covering almost the entire population, according to the third-quarter 2025 data published by the Information Technologies and Communications Authority.

By acquiring the widest frequency band in the 4G/5G tender, Kuzey Kıbrıs Turkcell became the first operator to launch 4.5G services in the Turkish Republic of Northern Cyprus on September 7, 2023. Within 10 months, it rolled out this service across Northern Cyprus with 99.6% population coverage, providing customers with internet infrastructure up to ten times faster than 3G. Kuzey Kıbrıs Turkcell, the first company within the Turkcell Group to receive 5G authorization, began 5G demonstrations on the island in 2024, enabling customers in many regions to experience 5G speeds. The company will use its license right to deliver the first 5G signal in 2026.

In the TRNC, Kuzey Kıbrıs Turkcell continues to successfully provide services in the fixed internet market through Lifecell Digital Ltd., which entered the market in 2018. KKTCELL, which holds the second position in the fixed broadband market with a 23% market share, aims to focus more on fixed residential internet delivered over mobile networks in the new period.

Superonline İletişim Hizmetleri A.Ş.

Turkcell Superonline was established in 2009 through the merger of our subsidiary Tellcom (founded as Bilişim Telekomünikasyon in 2004 and renamed Tellcom in 2006) and Superonline, which was acquired from Çukurova Group. Under the Turkcell Superonline brand, the company provides telecommunications services to individual, corporate, and operator customers. The company is authorized to provide Internet Service Provider Services, Fixed Telephony Services, Infrastructure Operation Services, Satellite Communication Services, Cable Broadcasting Services, and Mobile Virtual Network Services.

Turkcell Superonline offers corporate and operator customers voice transmission and termination, internet services, point-to-point data connections, and network security solutions. In line with its vision of transforming the Silk Road into a Fiber Road and making Türkiye an internet hub, which it has pursued since 2008, the company carried more than 39 TB of capacity in 2025 through 16 border connection points.

Turkcell Dijital İş Servisleri A.Ş.

Turkcell Dijital İş Servisleri A.Ş. (DBS), established to become part of our corporate customers' digital transformation journey and to lead them as a strategic technology partner, provides services in many areas including managed services, business applications, next-generation technologies, data centers, cloud solutions, cybersecurity, and the provision of required platforms. Furthermore, the company contributes to corporate customers' new technology investment plans by supporting them in proceeding with the most appropriate financial models.

In 2025, DBS became the player with the highest market share in Tier-certified supply in the data center market, recording a strong growth of 57 percent. In addition, a long-term strategic partnership was signed with Google Cloud to establish Türkiye's first hyperscale cloud region and to deliver all Google Cloud services in Türkiye through this region.

To date, DBS has implemented thousands of tailor-made, scalable, and sustainable digital transformation projects designed specifically for the business models of corporate customers. Within city hospital projects implemented through the public-private partnership (PPP) model, the Company has become a sector leader by providing end-to-end deployment and operation of technology infrastructures, including both hardware and software layers, across eight hospitals with a total capacity of over 10,000 beds.

As a result of this project and similar projects, DBS has held the market leader position in IT Services in Türkiye for five consecutive years according to IDC data.

Turkcell Dijital Sigorta A.Ş.

Turkcell Dijital Sigorta A.Ş. operates in the non-life insurance sector under the Wiyo brand. The company holds licenses in the Accident, Health/Medical, General Damages, General Liability, Financial Losses, Legal Protection, and Fire and Natural Disasters lines of business.

Its product portfolio includes mobile phone protection insurance, credit protection insurance, personal accident insurance, Compulsory Earthquake Insurance (DASK), and cybersecurity insurance covering Turkcell Group companies. Its flagship device protection insurance product, "Akıllım Güvende," is offered to individual Turkcell customers, and all related processes, including sales, policy issuance, claims management, and customer services, are managed end-to-end by Turkcell Dijital Sigorta A.Ş.

With this positioning, the company is the only insurance company in Türkiye whose primary business is smartphone insurance.

Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş.

Established in 2018, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. (Turkcell Energy Solutions) is responsible for managing energy costs and coordinating energy operations, including renewable energy investments, to ensure the most advantageous electricity supply for Turkcell Group companies. Through its investments and renewable energy generation projects, Turkcell Energy Solutions aims to expand its energy-sector portfolio and increase its market share.

Within the scope of these activities, renewable energy investments based on the self-consumption model have been implemented in Turkcell-owned buildings, with several projects, including particularly rooftop solar power plants. Having added an 18 MW wind power plant to its portfolio in 2021, Turkcell Energy Solutions commissioned solar power plants in four provinces in 2025, increasing its total installed renewable energy capacity to 87 MW in total with its other renewable energy investments. With certificates obtained as part of efforts to use environmentally friendly resources, electricity is supplied entirely from 100% renewable energy sources.

In the coming periods, the company aims to continue renewable energy investments to contribute to Turkcell's zero carbon emissions target.

Turkcell Finansman A.Ş.

One of the key players in Türkiye's financing sector, Turkcell Finansman A.Ş. provides financing solutions under the Financell brand for the technological product and service needs of its corporate and individual customers, as well as loans for areas such as solar energy systems (SES) financing, vehicles, furniture, and home appliances.

Providing services through 873 Turkcell stores, 2,340 DSN+ (digital sales point) stores, and digital sales channels across Türkiye, Financell has maintained its leading position in the financing sector for years as the company with the largest customer base.

To date, Turkcell Finansman A.Ş. has provided approximately 19 million loans totaling TRY 75 billion, and entered the corporate lending segment in 2021 with its digital transformation loan. The company performs effective credit assessments and continues to manage credit risk successfully through credit risk infrastructure and digital transformation projects implemented in 2021. In 2021, Financell began providing financing services to corporate and Superonline customers and started operating in channels outside Turkcell in 2022, offering new products such as digital vacation loans and vehicle loans. In 2023, Financell focused on green energy financing and offered favorable loan opportunities for solar energy system (SES) projects to support the sustainability of reconstruction, particularly in regions affected by the 2023 earthquakes.

In addition, the company deepened its presence in the Vehicle Loan, Corporate Loan, and Consumer Loan segments that it entered in 2022. In 2023, Financell began providing financing to corporate companies within the scope of supplier financing. In 2024, the company launched a loan model that offers personalized interest rates through a project designed to enhance customer segmentation. Finally, as of the last quarter of 2025, it began offering foreign currency-denominated loans to companies requiring foreign currency financing.

Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş.

Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. (Paycell) added an e-money license in 2017 to the payment services license it received from the Banking Regulation and Supervision Agency (BRSA) in 2016. While a rapid techfin transformation has taken place globally over the past decade, the Turkish market also shows strong potential for the expansion of techfin services thanks to its attractive domestic dynamics. In particular, the large young population, widespread smart device usage, approximately 30 million potential users without bank accounts, the continued prevalence of cash payments despite the growth of card and digital payments, and the expanding e-commerce volume support the rapid growth in the use of techfin solutions.

In line with these needs and changing habits, Paycell offers comprehensive solutions that bring together the daily financial needs of individual customers under a single digital experience, ranging from prepaid cards and open banking to bill payments and easy payments with all bank cards via TR QR Code. In addition, through Android POS, Virtual POS, and Pay-by-Link solutions provided to commercial businesses, Paycell delivers a secure, fast, and flexible payment infrastructure and supports customers' digital transformation with its end-to-end integrated financial services, aiming to shape the future of the industry through an inclusive and sustainable financial ecosystem.

Turkcell Sigorta Aracılık Hizmetleri A.Ş.

Turkcell Sigorta Aracılık Hizmetleri A.Ş., established in 2018, operates as an insurance agency and intermediates corporate insurance policies for Turkcell and its group companies.

Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (Togg)

Turkcell is among the shareholders of Türkiye'nin Otomobili Girişim Grubu Sanayi ve Ticaret A.Ş. (Togg), with a 23% stake. Together with its sub-brands Trugo and Trumore, Togg develops new technologies, services, user experiences, and business models within an ecosystem built around smart and connected devices.

Following the 2023 launch of the T10X, the first C-segment smart device produced at the Gemlik Togg Technology Campus, the C-segment T10F was introduced to the market in Türkiye in 2025. As of the end of September 2025, the T10X and T10F were also launched in Germany. The launch of the T10F in Germany alongside the T10X marks an important milestone in the brand's expansion into Europe. As of the end of 2025, more than 88 thousand Togg vehicles are on the roads in Türkiye.

Within the ecosystem built around smart and connected devices, Turkcell and Togg are developing new mobility services, new user experiences, and innovative business models. Within this framework, a strategic partnership agreement signed with Paycell in 2022 integrated innovative payment systems and digital financial solutions into the mobility experience. In 2023, through a collaboration with the digital music platform fizy, Togg users began accessing a rich in-car digital music experience.

These comprehensive collaborations strengthen the user experience while creating a strong ecosystem synergy that supports Togg's smart, connected, and user-focused mobility vision.

You can find information on all of our affiliates in the Consolidated Financial Statements section.


Go to **the relevant page.**

Statement of Compliance with Corporate Governance Principles

Turkcell İletişim Hizmetleri A.Ş. ("Turkcell" or "The Company") is aware of its responsibilities to its stakeholders and believes that high standards of corporate governance are essential to maintaining successful business practices and generating long-term economic value for the Company's shareholders. In this context, the Company has adopted the principles of fairness, transparency, accountability, and responsibility, which form the foundation of corporate governance, and exercises the utmost care and diligence in complying with the Capital Markets Law ("CML") and the secondary regulations and decisions of the Capital Markets Board ("CMB").

In parallel with the corporate governance initiatives launched on the date of our initial public offering through the establishment of the Investor Relations Department and accelerated in 2003, corporate governance mechanisms within the Company began to be operated in line with corporate governance principles.

Turkcell İletişim Hizmetleri A.Ş. believes in the importance of full compliance with the Corporate Governance Principles and aims to fully comply with those principles that are not mandatory under the relevant legislation; however, full compliance with some principles has not yet been achieved due to implementation challenges and the fact that certain principles do not fully align with the current structure of the market and the Company. Nevertheless, the utmost care has been taken to comply with the mandatory corporate governance principles.

For the operating period ending December 31, 2025, disclosures regarding compliance with the corporate governance principles included in the annex of the Corporate Governance Communiqué, as well as those not yet complied with, are presented in the annual report under: (i) the Corporate Governance Compliance Report ("CGCR"), (ii) the Corporate Governance Information Form ("CGIF"), and (iii) other relevant sections of the report. Within this framework:

Taking into account applicable legislation and global best practices, based on studies conducted by the Corporate Governance and Capital Markets Compliance Directorate on the methods and practices outlined below, and upon the recommendation of the Corporate Governance Committee, Board of Directors performance evaluation forms have been prepared; under the guidance of the Board, individual "Board performance evaluations" are carried out by all Board members for the Company's activities since 2021:

(1) The scope of the evaluation format has been defined under the headings provided below:

(a) Briefing of the Board of Directors before or during meetings: an evaluation questionnaire addressing key topics such as whether timely, clear, and comprehensive information is provided regarding meeting agenda items, whether financial information highlights significant issues and trends, and the effectiveness and impartiality of the meetings;

(b) Structure and operation of the Board of Directors: an evaluation questionnaire addressing key topics such as whether members possess the necessary qualifications, experience, and skills, whether a sufficient number of meetings are held, and the operation of committees;

(c) Dynamics of the Board of Directors: an evaluation questionnaire addressing key topics such as whether effective oversight is exercised, whether the annual business plan is adequately reviewed, whether the Company's values, mission, strategy, and business plans are reflected in key matters, and whether financial indicators are monitored appropriately; and

(d) Behavior standards of Board members: an evaluation questionnaire addressing key topics such as whether conflicts of interest exist and whether members provide sufficient contribution has been assessed within a defined scoring scale.

(2) Within the framework of the format defined above, Board members conducted their evaluations individually.

(3) Feedback from the Board members was reviewed.

(4) Based on the reviewed and analyzed feedback, process improvement actions were identified.

Following the evaluation process, numerous actions have been taken at the corporate level in subsequent years with the aim of ensuring that the identified areas for improvement serve as a foundation for more advanced corporate governance practices.

In 2025, the areas for improvement identified in the Board of Directors' performance evaluation process for 2024 were addressed, and focus areas were determined in coordination with the relevant departments within the Company. In this context, significant corporate governance improvements aimed at strengthening the structure, functioning, and dynamics of the Board of Directors and its Committees were completed, while increasing geopolitical risks and their impacts on the business environment were monitored at the Board level in a holistic manner together with the Company's stakeholders.

The Board performance evaluation process for 2025 was completed in accordance with the methodology outlined below, which was designed by the Corporate Governance and Capital Markets Compliance Directorate, presented to the Corporate Governance Committee, and subsequently recommended by the Corporate Governance Committee to the Board of Directors.

Pursuant to the "Holding Foreign Insiders Accountable Act" (HFIAA), signed and enacted in the United States on December 18, 2025, and applicable to our Company, the board members and senior executives of foreign private issuers have become subject to Section 16(a) of the U.S. Securities Exchange Act of 1934, thereby requiring such individuals to publicly disclose their ownership of, and transactions in, the Company's securities. Our Company continues to take the necessary steps to ensure compliance with international capital markets regulations, to the extent applicable, in line with the principles of transparency.

Our disclosures regarding other matters within the scope of the relevant legislation, primarily the Capital Markets Board (CMB) regulations and the Turkish Commercial Code, are provided below:

(1) No extraordinary general assembly meeting was held during 2025.

(2) No administrative or judicial sanctions have been imposed on members of the Company's governing bodies.

(3) The Company's Articles of Association were amended once in 2025.

(4) The Company's capital has not become impaired within the scope of Article 376 of the Turkish Commercial Code.

(5) There are no cross-shareholdings in which the direct participation ratio in capital exceeds 5%.

(6) There was no change in the Board of Directors in 2025.

Going forward, efforts to improve the operation of the mechanisms designed by the Company for the implementation of corporate governance principles and to further develop our corporate governance practices will continue, taking into account developments and practices in relevant regulations. If any changes occur during the reporting period in the CGCR or the CGIF, they will be disclosed through a material event disclosure and also included in the interim activity reports.

Corporate Governance Principles Compliance Report

	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
1.1. Facilitating the Exercise of Shareholder Rights						
1.1.2 - Up-to-date information and disclosures which may affect the exercise of shareholder rights are available to investors at the corporate website.	X					
1.2. Right to Obtain and Review Information						
1.2.1 - Management did not enter into any transaction that would complicate the conduct of special audit.	X					
1.3. General Assembly						
1.3.2 - The company ensures the clarity of the General Assembly agenda, and that an item on the agenda does not cover multiple topics.	X					
1.3.7 - Insiders with privileged information have informed the Board of Directors about transactions conducted on their behalf within the scope of the company's activities in order for these transactions to be presented at the General Shareholders' Meeting.					X	No information regarding this kind of activities were received from such person following the routine information requests made before the general assembly meetings.
1.3.8 - Members of the board of directors who are concerned with specific agenda items, auditors, and other related persons, as well as the officers who are responsible for the preparation of the financial statements were present at the General Shareholders' Meeting.	X					

	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
1.3.10-The agenda of the General Shareholders' Meeting included a separate item detailing the amounts and beneficiaries of all donations and contributions.		X				Donations and charities are included seperately on the general assembly agenda; but information regarding the amount and beneficiaries of these donations and charities are given seperately in the general assembly meeting within the scope of shareholders' right to obtain information.
1.3.11 - The General Shareholders' Meeting was held open to the public, including the stakeholders, without having the right to speak.			X			Results of general assembly meeting has been shared with the media through press release.
1.4. Voting Rights						
1.4.1 - There is no restriction preventing shareholders from exercising their shareholder rights.	X					
1.4.2-The company does not have shares that carry privileged voting rights.			X			Please see AoA: Articles 7.2. and 7.3. **https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/TURKCELL-ANA-SOZLESME-ENG-13092023.pdf**
1.4.3 - The company withholds from exercising its voting rights at the General Shareholders' Meeting of any company with which it has cross-ownership, in case such cross-ownership provides management control.					X	There are no mutual participation.
1.5. Minority Rights						
1.5.1- The company pays maximum diligence to the exercise of minority rights.	X					
1.5.2 - The Articles of Association extend the use of minority rights to those who own less than one twentieth of the outstanding shares, and expand the scope of the minority rights.			X			Thresholds determined by the respective legislation are in effect.



	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
1.6. Dividend Right						
1.6.1 - The dividend policy approved by the General Shareholders' Meeting is posted on the company website..	X					
1.6.2 - The dividend distribution policy comprises the minimum information to ensure that the shareholders can have an opinion on the procedure and principles of dividend distributions in the future.	X					
1.6.3 - The reasons for retaining earnings, and their allocations, are stated in the relevant agenda item.					X	Turkcell distributed dividend in 2025.
1.6.4 - The Board reviewed whether the dividend policy balances the benefits of the shareholders and those of the company.	X					
1.7. Transfer of Shares						
1.7.1 - There are no restrictions preventing shares from being transferred.		X				Without prejudice to Capital Markets Law 137/3, due to Article 7.5 of the AoA we ticked the "Partial" box. This partial restriction stems from regulations specific to the telecommunications sector in which the company operates.
2.1. Corporate Website						
2.1.1 - The company website includes all elements listed in Corporate Governance Principle 2.1.1.	X					



	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
2.1.2 - The shareholding structure (names, privileges, number and ratio of shares, and beneficial owners of more than 5% of the issued share capital) is updated on the website at least every 6 months.	X					
2.1.4 - The company website is prepared in other selected foreign languages, in a way to present exactly the same information with the Turkish content.		X				Corporate web site related to public is available in English, Arabic and Russian language in addition to that Investor Relations page is provided both in Turkish and in English.
2.2. Annual Report						
2.2.1 - The Board of Directors ensures that the annual report represents a true and complete view of the company's activities.	X					
2.2.2 - The annual report includes all elements listed in Corporate Governance Principle 2.2.2.	X					
3.1. Corporation's Policy on Stakeholders						
3.1.1- The rights of the stakeholders are protected pursuant to the relevant regulations, contracts, and within the framework of bona fide principles.	X					
3.1.3 - Policies or procedures addressing stakeholders' rights are published on the company's website.	X					
3.1.4 - A whistleblowing program is in place for reporting legal and ethical issues.	X					
3.1.5 - The company addresses conflicts of interest among stakeholders in a balanced manner.	X					

	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
3.2. Supporting the Participation of the Stakeholders in the Corporation's Management						
3.2.1 - The Articles of Association, or the internal regulations (terms of reference/manuals), regulate the participation of employees in management.		X				Employees' participation to the management is facilitated through internal regulations of the company and various company practices
3.2.2 - Surveys/other research techniques, consultation, interviews, observation method etc., were conducted to obtain opinions from stakeholders on decisions that significantly affect them.	X					
3.3. Human Resources Policy						
3.3.1 - The company has adopted an employment policy ensuring equal opportunities, and a succession plan for all key managerial positions.	X					
3.3.2 - Recruitment criteria are documented.	X					
3.3.3 - The company has a policy on human resources development, and organizes trainings for employees.	X					
3.3.4 - Meetings have been organized to inform employees on the financial status of the company, remuneration, career planning, education, and health.	X					
3.3.5 - Employees, or their representatives, were notified of decisions impacting them. The opinion of the related trade unions was also taken.		X				Our employees' rights to 'Assembly, Freedom of Association, and Unionizing' as expressed in the Constitution of the Republic of Turkey are respected. In addition to this, as of 2025, there has been no written application made to Turkcell by any authorized labour union.

	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
3.3.6 - Job descriptions and performance criteria have been prepared for all employees, announced to them and taken into account to determine employee remuneration.	X					
3.3.7 - Measures (procedures, trainings, raising awareness, goals, monitoring, complaint mechanisms) have been taken to prevent discrimination and to protect employees against any physical, mental, and emotional mistreatment.	X					
3.3.8 - The company ensures freedom of association and supports the right for collective bargaining.	X					
3.3.9 - A safe working environment for employees is maintained.	X					
3.4. Relations With Customers and Suppliers						
3.4.1 - The company measured its customer satisfaction and operated to ensure full customer satisfaction.	X					
3.4.2 - Customers are notified of any delays in handling their requests.	X					
3.4.3 - The company complied with the quality standards with respect to its products and services.	X					
3.4.4 - The company has in place adequate controls to protect the confidentiality of sensitive information and business secrets of its customers and suppliers.	X					
3.5. Ethical Rules and Social Responsibility						
3.5.1 - The Board of the corporation has adopted a code of ethics, disclosed on the corporate website.	X					**https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/code-of-ethics**
3.5.2- The company has been mindful of its social responsibility and has adopted measures to prevent corruption and bribery.	X					

	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
4.1. Role of the Board of Directors						
4.1.1 - The Board of Directors has ensured that strategy and risks do not threaten the long-term interests of the company, and that effective risk management is in place.	X					
4.1.2 - The agenda and minutes of board meetings indicate that the Board of Directors discussed and approved strategy, ensured resources were adequately allocated, and monitored company and management performance.	X					
4.2. Activities of the Board of Directors						
4.2.1 - The Board of Directors documented its meetings and reported its activities to the shareholders	X					
4.2.2 - Duties and authorities of the members of the Board of Directors are disclosed in the annual report.	X					
4.2.3 - The Board has ensured the company has an internal control framework adequate for its activities, size and complexity.	X					
4.2.4 - Information on the functioning and effectiveness of the internal control system is provided in the annual report.	X					
4.2.5 - The roles of the Chairman and Chief Executive Officer are separated and defined.	X					
4.2.7 - The Board of Directors ensures that the Investor Relations department and the corporate governance committee work effectively. The Board works closely with them when communicating and settling disputes with shareholders.	X					
4.2.8 - The company has subscribed to a Directors and Officers liability insurance covering more than 25% of the capital.	X					https://www.kap.org.tr/en/Bildirim/1521305



	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
4.3. Structure of the Board of Directors						
4.3.9 - The Board of Directors has approved the policy on its own composition, setting a minimal target of 25% for female directors. The Board annually evaluates its composition and nominates directors so as to be compliant with the policy.			X			The Diversity Policy on the Board of Directors has been adopted. Within the framework of Board Diversity Policy, the target of having at least two female board members was achieved.
4.3.10 - At least one member of the audit committee has 5 years of experience in audit/accounting and finance.	X					
4.4. Board Meeting Procedures						
4.4.1 - Each Board Member attends the majority of the board meetings in person or via an electronic board meeting system.	X					
4.4.2 - The Board has formally approved a minimum time by which information and documents relevant to the agenda items should be supplied to all Board Members.	X					
4.4.3 - The opinions of Board Members that could not attend the meeting, but did submit their opinion in written format, were presented to other members.	X					
4.4.4 - Each member of the Board has one vote	X					
4.4.5 - The Board has a charter/written internal rules defining the meeting procedures of the Board.	X					
4.4.6 - Board minutes document that all items on the agenda are discussed, and board resolutions include director’s dissenting opinions if any	X					
4.4.7 - There are limits to external commitments of Board Members. Shareholders are informed of Board Members’ external commitments at the General Shareholders’ Meeting.		X				There is no rule which restricts Board Member to serve outside the company. The Board Members’ duties outside the company are published in the Public Disclosure Platform (KAP) and in the annual report.



	COMPLIANCE STATUS					
	YES	PARTIAL	NO	EXEMPTED	NOT APPLICABLE	EXPLANATION
4.5. Board Committees						
4.5.5 - Board members serve in only one of the Board's committees.			X			Due to the number of the board of members, they are serving as a committee member in more than one comittee
4.5.6 - Committees have invited persons to the meetings as deemed necessary to obtain their views.	X					
4.5.7 - If external consultancy services are used, the independence of the provider is stated in the annual report.					X	No service has been received from an outside counsel in 2025.
4.5.8 - Minutes of all committee meetings are kept and reported to Board Members.	X					
4.6. Financial Rights						
4.6.1 - The Board of Directors has conducted a board performance evaluation to review whether it has discharged all its responsibilities effectively.	X					Information regarding Board of Directors' performance evaluation can be found in the annual report.
4.6.4 - The company did not extend any loans to its board directors or executives, nor extended their lending period or enhanced the amount of those loans, or improve conditions thereon, and did not extend loans under a personal credit title by third parties or provided guarantees such as surety in favor of them	X					
4.6.5 - The individual remuneration of Board Members and executives is disclosed in the annual report.		X				It was resolved in the Ordinary General Assembly meeting dated May 15, 2025, to maintain the 2024 remuneration of the Chairman and Members of the Board of Directors and increase the aforementioned remuneration at the rate of the average salary increase to be made to the company employees during the year.

Corporate Governance Information Form

1. Shareholders

1.1. Facilitating the Exercise of Shareholders' Rights

The number of investor meetings (conference, seminar/etc.) organised by the company during the year	In 2025, Investor Relations Department attended 10 investor conferences and 2 roadshow meetings, 2 webinars, and organized 2 group meetings with asset management companies, conducted a total of 370 one-on-one meetings.

1.2. Right to Obtain and Examine Information

The number of special audit request(s)	0
The number of special audit requests that were accepted at the General Shareholders' Meeting	0

1.3. General Assembly

Link to the PDP announcement that demonstrates the information requested by Principle 1.3.1. (a-d)	**https://www.kap.org.tr/en/Bildirim/1416754**
Whether the company provides materials for the General Shareholders' Meeting in English and Turkish at the same time	Provided in English as well.
The links to the PDP announcements associated with the transactions that are not approved by the majority of independent directors or by unanimous votes of present Board Members in the context of Principle 1.3.9	No transaction has been executed in the context of Principle 1.3.9
The links to the PDP announcements associated with related party transactions in the context of Article 9 of the Communique on Corporate Governance (II-17.1)	No related party transaction has been executed above the thresholds
The links to the PDP announcements associated with common and continuous transactions in the context of Article 10 of the Communique on Corporate Governance (II-17.1)	No related party transaction has been executed above the threshold.
The name of the section on the corporate website that demonstrates the donation policy of the company	**https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/donation-policy.pdf?undefined**
The relevant link to the PDP with minute of the General Shareholders' Meeting where the donation policy has been approved	**https://kap.org.tr/en/Bildirim/517918**
The number of the provisions of the articles of association that discuss the participation of stakeholders to the General Shareholders' Meeting	Not available.
Identified stakeholder groups that participated in the General Shareholders' Meeting, if any	Not available.

1.4. Voting Rights	
Whether the shares of the company have differential voting rights	There are voting privileges.
In case that there are voting privileges, indicate the owner and percentage of the voting majority of shares.	Please see AoA: Article 7.2. and 7.3. **https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/TURKCELL-ANA-SOZLESME-ENG-13092023.pdf**
The percentage of ownership of the largest shareholder	26.2%
1.5. Minority Rights	
Whether the scope of minority rights enlarged (in terms of content or the ratio) in the articles of the association	No
If yes, specify the relevant provision of the articles of association	Not available.
1.6. Dividend Right	
The name of the section on the corporate website that describes the dividend distribution policy	**https://www.turkcell.com.tr/en-en/about-us/investor-relations/corporate-governance/policies/detail**
Minutes of the relevant agenda item in case the Board of Directors proposed to the general assembly not to distribute dividends, the reason for such proposal and information as to use of the dividend	Dividends were distributed in 2025.
PDP link to the related general shareholder meeting minutes in case the Board of Directors proposed to the general assembly not to distribute dividends	Dividends were distributed in 2025.

General Assembly Meetings	
General Meeting Date	May 15, 2025
The number of information requests received by the company regarding the clarification of the agenda of the General Shareholders' Meeting	0
Shareholder participation rate to the General Shareholders' Meeting	68.5%
Percentage of shares directly present at the GSM	0.00035%
Percentage of shares represented by proxy	68.5%
Specify the name of the page of the corporate website that contains the General Shareholders' Meeting minutes, and also indicates for each resolution the voting levels for or against	**https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/general-assembly-information**
Specify the name of the page of the corporate website that contains all questions asked in the general assembly meeting and all responses to them	**https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/Turkcell-GK-Tutanak-ENG-15052025.pdf?20260217_03**
The number of the relevant item or paragraph of General Shareholders' Meeting minutes in relation to related party transactions	As the capital markets legislation imposes liability to report the related party transactions depending on the specified thresholds, this obligation is observed.
The number of declarations by insiders received by the Board of Directors	0
The link to the related PDP general shareholder meeting notification	**https://www.kap.org.tr/en/Bildirim/1439468**



2. Disclosure and Transparency

2.1. Corporate Website	
Specify the name of the sections of the website providing the information requested by the Principle 2.1.1.	**https://www.turkcell.com.tr/en/aboutus/investor-relations**
If applicable, specify the name of the sections of the website providing the list of shareholders (ultimate beneficiaries) who directly or indirectly own more than 5% of the shares.	**https://www.turkcell.com.tr/en-en/about-us/investor-relations/corporate-governance/shareholder-structure/detail**
List of languages for which the website is available	**Turkish, English, Arabic (Partial), and Russian (Partial)**

2.2. Annual Report	
The page numbers and/or name of the sections in the Annual Report that demonstrate the information requested by principle 2.2.2.	
(a) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the duties of the members of the Board of Directors and executives conducted out of the company and declarations on independence of Board Members	Information provided in the Annual Report under Roles of Turkcell Board Members at Other Companies section.
(b) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on committees formed within the Board structure	Information provided in our website under "Investor Relations>Corporate Governance>Board Committees" heading and in the Corporate Governance Information Filings under section 4 which is attached to our annual report.
(c) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the number of board meetings in a year and the attendance of the members to these meetings	Information provided in the Corporate Governance Information Filings, which is attached to our annual report, under Section 4.
(ç) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on amendments in the legislation which may significantly affect the activities of the corporation	Information provided in the Annual Report under Significant Legal and Regulatory Developments Relevant to Our Fields of Activity section.
(d) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on significant lawsuits filed against the corporation and the possible results thereof	Information provided under Footnote 20 of the CMB report, available attached to our Annual Report.
(e) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the conflicts of interest of the corporation among the institutions that it purchases services on matters such as investment consulting and rating and the measures taken by the corporation in order to avoid from these conflicts of interest	Invesment consultancy services are not received. Measures taken for conflicts of interest in rating services are included in Financial Capital section.
(f) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on the cross ownership subsidiaries that the direct contribution to the capital exceeds 5%	There are no cross-shareholdings in which the direct participation ratio in capital exceeds 5%.
(g) The page numbers and/or name of the sections in the Annual Report that demonstrate the information on social rights and professional training of the employees and activities of corporate social responsibility in respect of the corporate activities that arises social and environmental results	Information provided in the Annual Report under the Decent Workplace section.

3. Stakeholders

3.1. Corporation's Policy on Stakeholders

The name of the section on the corporate website that demonstrates the employee remedy or severance policy	It is not disclosed in the website of the Company.
The number of definitive convictions the company was subject to in relation to breach of employee rights	8 lawsuits were partially concluded in our favor, while 5 lawsuits were concluded against us.
The position of the person responsible for the alert mechanism (i.e. whistleblowing mechanism)	Ethics Committee
The contact detail of the company alert mechanism.	E-mail : etikbildirim@turkcell.com.tr GSM No: 0532 210 44 44 Address : Turkcell İletişim Hizmetleri A.Ş. Etik Kurulu Aydınevler Mah. İsmet İnönü Cad. No.20, Küçükyalı / İstanbul

3.2. Supporting the Participation of the Stakeholders in the Corporation's Management

Name of the section on the corporate website that demonstrates the internal regulation addressing the participation of employees on management bodies.	**Not available.**
Corporate bodies where employees are actually represented	**Not available.**

3.3. Human Resources Policy

The role of the Board on developing and ensuring that the company has a succession plan for the key management positions	The Board of Directors, when necessary, get involved in the process through the Nomination Committee, within the framework of the Committee's roles and responsibilities. **https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/Nomination-Committe-Charter.pdf**
The name of the section on the corporate website that demonstrates the human resource policy covering equal opportunities and hiring principles. Also provide a summary of relevant parts of the human resource policy.	Turkcell is an equal opportunity employer and considers all qualified applicants for employment regardless of disability, race, color, religion, gender, national origin, ethnicity, age, physical appearance or status, marital status, military service status. Hiring process is carried out by taking Equal Opportunities Policy into consideration under the responsibility of the HR Department. During the hiring process objective criteria such as; a.Being Turkish citizen or having work permit in Turkey b.Not to be deprived from civil rights c.Not to have a disease that will prevent him/her from working or pose a threat to the environment d.Not to be sentenced for an infamous crime e.Not under obligation of an involuntary servitude f.To have a graduate degree g.To have required skills determined specifically to the title and role (such as experience, field of graduation, certificate etc.) h."Close Relatives" (Spouses, brothers/sisters, children, father, mother, uncle, maternal aunt, paternal aunt) of people working in Turkcell Group companies may not be employed in Turkcell Group Companies. Employees with no past experience are assessed within the special hiring programs such as GnçYtnk. External candidate applications are made through My Career www.turkcell.com.tr The link to the relevant section on equal opportunities on the corporate website is as follows (in Turkish): **https://www.turkcell.com.tr/trc/lp/insan-kaynaklari#firsat-esitligi-politikamiz** The section containing the human resources policy including recruitment criteria; Information for all career opportunities, including positions and recruitment criteria, are publicly available at the link below(in Turkish): **https://kariyerim.turkcell.com.tr/kariyer-firsatlari**



Whether the company provides an employee stock ownership program	There isn't any employee stock ownership programme
The name of the section on the corporate website that demonstrates the human resource policy covering discrimination and mistreatments and the measures to prevent them. Also provide a summary of relevant parts of the human resource policy.	**https://www.turkcell.com.tr/todiek/english.html**
The number of definitive convictions the company is subject to in relation to health and safety measures	There isn't any unfavorable final court decision of work accident cases.
3.5. Ethical Rules and Social Responsibility	
The name of the section on the corporate website that demonstrates the code of ethics	**https://www.turkcell.com.tr/todiek/english.html**
The name of the section on the company website that demonstrates the corporate social responsibility report. If such a report does not exist, provide the information about any measures taken on environmental, social and corporate governance issues.	**https://www.turkcell.com.tr/en/aboutus/corporate-social-responsibility/sustainability**
Any measures combating any kind of corruption including embezzlement and bribery	For our Company it is essential to carry out its activities in a fair, honest, legal and ethical manner. Turkcell Group Anti-Bribery and Corruption ("ABC") Policy demonstrates and reflects our Company's Board of Director's commitment to the highest prevailing national and international anti-corruption and bribery standards. Turkcell expects the same degree of commitment from group companies as well. Within the main framework of the ABC Policy; in April 2018 Corporate Governance & ABC Program Office has been established and an ABC program which provides necessary risk based trainings and establishes internal communication, and takes necessary preventive measures to ensure compliance with the rules has been initiated. With the establishment of the ABC Office, direct and efficient channels have been designed to access the Board of Directors, its committees and Senior Management with respect to ABC compliance related matters. ABC Office is the first contact point so that values and processes set by the ABC Program to be understood well and set these in motion along with Company's dynamics. (Please see **https://www.turkcell.com.tr/en-en/about-us/investor-relations/corporate-governance/policies/detail**). To obtain more information on our ABC Policy). Starting from 1 January 2021, Corporate Governance & ABC Program Office continues its activities under the title of "Corporate Governance & Capital Markets Compliance Directorate" with the same direct reporting to board and autonomous structure.

4. BOARD OF DIRECTORS - 1

4.2. Activity of the Board of Directors

Date of the last board evaluation conducted	The performance evaluation made with the coordination of the Corporate Governance and Capital Markets Compliance unit was concluded in December 2025 upon Board Members' fulfillment of the evaluation forms.
Whether the board evaluation was externally facilitated	No
Whether all Board Members released from their duties at the GSM	Yes
Name(s) of the Board Member(s) with specific delegated duties and authorities, and descriptions of such duties	There is no executive member within the Board of Directors.
Number of reports presented by internal auditors to the audit committee or any relevant committee to the Board	21
Specify the name of the section or page number of the annual report that provides the summary of the review of the effectiveness of internal controls	Information provided in the Annual Report under the Internal Control and Continuous Improvement section.
Name of the Chairman	Şenol Kazancı
Name of the CEO	Ali Taha Koç, PhD
If the CEO and Chair functions are combined: provide the link to the relevant PDP annoucement providing the rationale for such combined roles	CEO and Chair functions are not combined.
Link to the PDP notification stating that any damage that may be caused by the members of the Board of Directors during the discharge of their duties is insured for an amount exceeding 25% of the company's capital	**https://www.kap.org.tr/en/Bildirim/1521305**
The name of the section on the corporate website that demonstrates current diversity policy targeting women directors	Board of Directors Diversity Policy was adopted: **https://ffo3gv1cf3ir.merlincdn.net/DeviceDocumentLibrary/bireysel/Diger/yonetim-kurulu-cesitlilik-politikasi-eng.pdf**
The number and ratio of female directors within the Board of Directors	There are 2 members. Ratio to the total number of members is 22.22%.

Composition of Board of Directors

Name, Surname of Board Member	Whether Executive Director Or Not	Whether Independent Director Or Not	The First Election Date To Board	Link to PDP Notification That Includes the Independency Declaration	Whether the Independent Director Considered by the Nomination Committee	Whether She/He is the Director Who Ceased to Satisfy the Independence or Not	Whether the Director Has At Least 5 Years' Experience On Audit, Accounting And/Or Finance Or Not
Şenol Kazancı	Non-Executive Board Member	Not An Independent Board Member	April 15, 2021		Not Considered.	No	No
Serdar Çetin	Non-Executive Board Member	Independent Board Member	June 14, 2022	https://www.kap.org.tr/en/Bildirim/1280793	Considered.	No	Yes
Mehmet Naci İnci	Non-Executive Board Member	Independent Board Member	May 2, 2024	https://www.kap.org.tr/en/Bildirim/1280793	Considered.	No	No
Nail Olpak	Non-Executive Board Member	Not An Independent Board Member	March 6, 2020		Not Considered.	No	Yes
İdris Sarısoy	Non-Executive Board Member	Independent Board Member	May 2, 2024	https://www.kap.org.tr/en/Bildirim/1280793	Considered.	No	No
Figen Kılıç	Non-Executive Board Member	Not An Independent Board Member	January 29, 2021		Not Considered.	No	No
Salim Arda Ermut	Non-Executive Board Member	Not An Independent Board Member	May 2, 2024		Not Considered.	No	Yes
Ayşe Nur Bahçekapılı	Non-Executive Board Member	Not An Independent Board Member	September 14, 2023		Not Considered.	No	No
Melikşah Yasin	Non-Executive Board Member	Not An Independent Board Member	September 13, 2023		Not Considered.	No	No

4. BOARD OF DIRECTORS - 2

4.4. Meeting Procedures of the Board of Directors	
Number of physical or electronic board meetings in the reporting period	8
Director average attendance rate at board meetings	97.22%
Whether the Board uses an electronic portal to support its work or not	No electronic portal.
Number of minimum days ahead of the board meeting to provide information to directors, as per the board charter	Within the framework of our actions to enhance Corporate Governance practices and improve the Board of Directors' access to information, the previous deadline of "5 days before the meeting" has been updated to "a reasonable time."
The name of the section on the corporate website that demonstrates information about the board charter	Article 11 of the company's Articles of Association and the Board of Directors' Internal Directive of Turkcell İletişim Hizmetleri Anonim Şirketi specify how the Board of Directors' meetings will be conducted. **https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/TURKCELL-ANA-SOZLESME-ENG-13092023.pdf** **https://s.turkcell.com.tr//SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/bod-working-principles-v2.pdf**
Number of maximum external commitments for Board Members as per the policy covering the number of external duties held by directors	We do not have such a policy.

4.5. Board Committees	
Page numbers or section names of the annual report where information about the board committees are presented.	Information provided in our website under "Investor Relations>Corporate Governance>Board Committees" heading and in the Corporate Governance Information Filings under section 4 which is attached to our annual report.
Link(s) to the PDP announcement(s) with the board committee charters	**https://www.kap.org.tr/en/Bildirim/1215095** **https://www.kap.org.tr/en/Bildirim/1186832**

Composition of Board Committees - 1

Names of the Board Committees	Name-Surname of Committee Members	Whether Committee Chair Or Not	Whether Board Member Or Not
Audit Committee	Serdar Çetin	No	Board Member
Audit Committee	Mehmet Naci İnci	No	Board Member
Audit Committee	İdris Sarısoy	Yes	Board Member
Corporate Governance Committee	Serdar Çetin	Yes	Board Member
Corporate Governance Committee	Melikşah Yasin	No	Board Member
Corporate Governance Committee	Özlem Yardım	No	Not a Board Member
Corporate Governance Committee	Emre Alpman	No	Not a Board Member
Nomination Committee	İdris Sarısoy	Yes	Board Member
Nomination Committee	Şenol Kazancı	No	Board Member
Nomination Committee	Melikşah Yasin	No	Board Member

Composition of Board Committees - 1

Names of the Board Committees	Name-Surname of Committee Members	Whether Committee Chair Or Not	Whether Board Member Or Not
Early Detection of Risks Committee	Mehmet Naci İnci	Yes	Board Member
Early Detection of Risks Committee	Figen Kılıç	No	Board Member
Early Detection of Risks Committee	Ayşe Nur Bahçekapılı	No	Board Member
Remuneration Committee	İdris Sarısoy	Yes	Board Member
Remuneration Committee	Şenol Kazancı	No	Board Member
Remuneration Committee	Nail Olpak	No	Board Member
Strategy and Digitalization Committee	Mehmet Naci İnci	Yes	Board Member
Strategy and Digitalization Committee	Şenol Kazancı	No	Board Member
Strategy and Digitalization Committee	Serdar Çetin	No	Board Member
Strategy and Digitalization Committee	Tolga Kılıç	No	Not a Board Member
Strategy and Digitalization Committee	Mustafa Demirhan	No	Not a Board Member



4. BOARD OF DIRECTORS - 3

4.5. Board Committees-II	
Specify where the activities of the audit committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: **https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees**
Specify where the activities of the corporate governance committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: **https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees**
Specify where the activities of the nomination committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: **https://www.turkcell.com.tr/en/aboutus/investor-relations/corporate-governance/board-committees**
Specify where the activities of the early detection of risks committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: **https://www.turkcell.com.tr/en-en/about-us/investor-relations/corporate-governance/board-committees/detail**
Specify where the activities of the remuneration committee are presented in your annual report or website (Page number or section name in the annual report/website)	Please see: **https://www.turkcell.com.tr/en-en/about-us/investor-relations/corporate-governance/board-committees/detail**

4.6. Financial Rights	
Specify where the operational and financial targets and their achievement are presented in your annual report (Page number or section name in the annual report)	Information provided in the Annual Report under Turkcell Group 2025 Financial and Operational Performance section.
Specify the section of the website where the remuneration policy for executive and non-executive directors is presented.	**https://ffo3gv1cf3ir.merlincdn.net/SiteAssets/Hakkimizda/yatirimci-iliskileri/documents/pdf/Compensation-Policy.pdf?20260309_03**
Specify where the individual remuneration for Board Members and senior executives are presented in your annual report (Page number or section name in the annual report)	Information provided under Footnote 37 of CMB report, available attached to our Annual Report.

Composition of Board Committees - 2

Names of the Board Committees	The Percentage of Non-executive Directors	The Percentage of Independent Directors in the Committee	The Number of Meetings Held in Person	The Number of Reports on its Activities Submitted to the Board
Audit Committee	100%	100%	10	10
Corporate Governance Committee	50%	25%	2	2
Nomination Committee	100%	33%	0	0
Early Detection of Risks Committee	100%	33%	7	7
Remuneration Committee	100%	33%	2	2
Strategy and Digitalization Committee	60%	40%	5	5

Roles of Turkcell Board Members at Other Companies

Board Member Name-Surname	Duties Outside the Group: Group Name	Duties Outside the Group: Title/Position
Nail Olpak	PAK YATIRIM İnşaat Sanayi ve Ticaret A.Ş.	Chairman of the Board
	AVRUPA OTOYOLU Yatırım ve İşletme A.Ş.	Board Member
	KMO Anadolu Otoyol İşletmesi A.Ş.	Board Member
	MARMARA OTOYOLU Yatırım ve İşletme A.Ş.	Board Member
	MARMARA OTOYOL İnşaatı Adi Ortaklığı Ticari İşletmesi	Board Member
	KRP Otoyol İnşaatı Adi Ortaklığı Ticari İşletmesi	Board Member
	TÜRK EXİMBANK A.Ş.	Board Member
Melikşah Yasin	Istanbul University Faculty of Law	Prof. Dr. Faculty Member
Salim Arda Ermut	Türkiye Wealth Fund	General Manager Board Member
	Türkiye Katılım Sigorta A.Ş.	Board Member
	Türkiye Katılım Hayat A.Ş.	Board Member

Board Member Name-Surname	Duties Outside the Group: Group Name	Duties Outside the Group: Title/Position
Figen Kılıç	Istanbul Chamber of Commerce	Member of the Assembly
	Technopark Istanbul	Board Member
	TUBITAK TEYDEB Bilteg Advisory Board	Jury Member / Referee
	Tuzla Consumer Arbitration Committee	Member
Mehmet Naci İnci	Bogazici University	Prof. Dr. Rector
	TUBITAK	Board Member
Serdar Çetin	Purple Crest Investments LLP	Partner
	West London Run Company Ltd.	Director
	Kyivstar Group Ltd.	Board Member
İdris Sarısoy	Marmara University, Faculty of Political Sciences, Department of Political Science and Public Administration	Prof. Dr. Faculty Member



Conclusion of the Subsidiary Report

The conclusion section of the report prepared in accordance with Article 199 of the Turkish Commercial Code regarding relations with the controlling shareholder and affiliated companies for the accounting period from January 1, 2025, to December 31, 2025 is provided below:

Information regarding legal transactions carried out with our Company's controlling shareholder, TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş., and its affiliated companies during the 2025 operating year is provided in the tables above. No legal transaction has been carried out for the benefit of TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş. or any company affiliated with it, nor has any measure been taken or refrained from being taken for their benefit under the direction of TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş.

Detailed information regarding service and/or goods purchase and sale transactions carried out within the scope of commercial activities between our Company and both our controlling shareholder and its affiliated companies during the 2025 operating year, all conducted under market conditions, is included in the Report.

Turkcell Group 2025 Financial and Operational Performance

Our annual consolidated financial statements include our consolidated statements of financial position as of December 31, 2025 and 2024 and our consolidated statements of profit and loss, comprehensive income, and changes in equity for the three, and cash flows for two years in the period ended December 31, 2025. The related notes included in this annual report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board

This consolidated financial statement contains the Company's financial information prepared in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies ("IAS29"). This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, Section 21E of the U.S. Securities Exchange Act of 1934, and the Safe Harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. This includes, in particular, and without limitation, our targets for consolidated revenue growth, data center and cloud revenue growth, EBITDA margin, and operational capex over sales ratio for the full year 2026. The figures are expressed in Turkish Liras (TRY) unless otherwise stated. A year on year comparison of key indicators is provided and figures in parentheses following the operational and financial results for the year end 2025 refer to the same item for the year end of 2024 unless otherwise stated. In the tables totals may not add up due to rounding differences. The same applies to the calculations in the text.

(1) *Excluding depreciation and amortization expenses.*

(2) *EBITDA is a non-GAAP financial measure.*

(3) *EBIT is a non-GAAP financial measure and equals EBITDA minus depreciation and amortization expenses.*

Profit/ Loss Statement (million TL)	2024	2025	y/y%
Revenue	218,160.0	**241,470.8**	10.7%
Cost of Revenue (1)	(102,069.3)	**(109,196.1)**	7.0%
Cost of revenue (1)/Revenue	(46.8%)	**(45.2%)**	1.6pp
Gross Margin	53.2%	**54.8%**	1.6pp
Administrative expenses	(9,057.6)	**(9,948.3)**	9.8%
Administrative expenses/Revenue	(4.2%)	**(4.1%)**	0.1pp
Selling and marketing expenses	(14,331.0)	**(16,880.7)**	17.8%
Selling and marketing expenses/Revenue	(6.6%)	**(7.0%)**	(0.4pp)
Net impairment losses on financial and contract assets	(1,336.7)	**(1,428.7)**	6.9%
EBITDA (2)	91,365.5	**104,017.0**	13.8%
EBITDA Margin	41.9%	**43.1%**	1.2pp
Depreciation and amortization	(62,256.4)	**(63,928.3)**	2.7%
EBIT (3)	29,109.1	**40,088.6**	37.7%
EBIT Margin	13.3%	**16.6%**	3.3pp
Net finance income / (costs)	(1,043.1)	**(3,624.2)**	247.4%
Finance income	13,584.6	**16,841.5**	24.0%
Finance costs	(22,285.6)	**(22,064.0)**	(1.0%)
Monetary gain / (loss)	7,657.9	**1,598.4**	(79.1%)
Net other income / (expenses)	(3,045.2)	**(1,775.0)**	(41.7%)
Share of loss of equity accounted investees	(4,139.7)	**(3,499.1)**	(15.5%)
Income tax expense	(6,369.3)	**(13,398.8)**	110.4%
Profit from continuing operations	14,511.9	**17,791.4**	22.6%
Profit /(loss) from discontinued operations	16,267.3	**(187.4)**	(101.2%)
Non-controlling interests	11.2	**-**	(100.0%)
Net Income	30,790.4	**17,604.0**	(42.8%)

Consolidated Balance Sheet Data (at period end) (TRY million)	2024	2025	Change %
Cash and cash equivalents	90,229.8	**91,828.3**	1.8%
Total assets	450,630.4	**500,572.8**	11.1%
Long term debt	68,633.6	**122,732.9**	78.8%
Total debt	136,573.4	**158,649.1**	16.2%
Total liabilities	205,905.5	**241,239.8**	17.2%
Total shareholders' equity	244,724.8	**259,333.1**	6.0%

Profitability and Solvency Ratios (%)	2024	2025	Change %
Gross Profit Margin (1)	53.2%	**54.8%**	1.6pp
EBITDA Margin (2)	41.9%	**43.1%**	1.2pp
EBIT Margin (3)	13.3%	**16.6%**	3.3pp
Net Income Margin	14.1%	**7.3%**	(6.8pp)
Total Liability / Equity Ratio	84.1%	**93.0%**	8.9pp
Net Debt / EBITDA Ratio	0.15x	**0.14x**	(0.01x)

(1) *Excluding depreciation and amortization expenses*

(2) *EBITDA is a non-GAAP financial measure*

(3) *EBIT is a non-GAAP financial measure and equals EBITDA minus depreciation and amortization expenses.*

(4) *Our revenue segmentation was revised as of Q1 2025.Within this scope, all past data have been restated for comparability purposes. For a comprehensive explanation, please refer to the Press Release and the Excel file for Q1 2025, available on the Turkcell IR website.*

Revenue of the Group surged by 10.7% year-on-year in 2025 driven largely by the solid momentum of Turkcell Türkiye. This growth reflects a successful combination of an expanding customer footprint and proactive ARPU-lifting strategies, including segment-based pricing and upsell efforts. Beyond the core business, the results were further strengthened by the impressive performance of Paycell business and digital business services.

Turkcell Türkiye (4) revenues, comprising 91% of Group revenues, grew 10.3% to TRY 220,319 million (TRY 199,742 million).

- Consumer business, accounting for 75% of Turkcell Türkiye, grew 9.0% with the contribution of price adjustments, rising postpaid subscribers and upsell efforts.
- Corporate revenues grew by 19.4% primarily driven by solid digital business services performance, including an additional contribution from hardware sales as well as price adjustments in core business. Data Center & Cloud revenues posted a strong 45.0% year-on-year growth.
- Wholesale revenues were TRY 11,430 million (TRY 10,885 million).

Techfin segment revenues, accounting for 6% of Group revenues, rose by 21.1% to TRY 13,689 million (TRY 11,301 million). Growth was driven by Paycell, which sustained growth trajectory and delivered 41.0% year-on-year growth in the year of 2025. For details, please refer to the Techfin section.

Other segment revenues, comprising 3% of the Group's top-line, which mostly include international business, energy business and non-group call center revenues were TRY 7,463 million (TRY 7,117 million).

Cost of revenue (excluding depreciation and amortization) decreased to 45.2% (46.8%) as a percentage of revenues for the full year of 2025. This was mainly driven by the decline in personnel expenses (0.7pp), energy expenses (0.6pp), interconnection cost (0.3pp), cost of funding (0.3pp), other cost items (0.7pp), despite the increase in mobile payment expenses (0.6pp) and radio expenses (0.4pp) as a percentage of revenues for the full year.

Administrative expenses slightly decreased to 4.1% (4.2%) as a percentage of revenues.

Selling and marketing expenses increased to 7.0% (6.6%) as a percentage of revenues, with the impact of 5G related marketing expenses.

Net impairment losses on financial and contract assets were at 0.6% (0.6%) as a percentage of revenues in 2025.



EBITDA (1) increased by 13.8% year-on-year in 2025 leading to an EBITDA margin of 43.1% (41.9%).

- Turkcell Türkiye EBITDA was up by 13.3% to TRY 98,416 million (TRY 86,853 million), resulting in an EBITDA margin of 44.7% (43.5%).
- Techfin segment EBITDA grew by 18.9% to TRY 3,383 million (TRY 2,846 million), while EBITDA margin slightly declined by 0.5 percentage points to 24.7% (25.2%). The contraction was mainly driven by higher mobile payment expense, reflecting the strong demand for our POS solutions. This impact was partially offset by the improvement in Financell's EBITDA margin.
- EBITDA for the Other segment was at TRY 2,217 million (TRY 1,667 million).

Depreciation and amortization expenses increased by 2.7%, amounting to TRY 63,928 million (TRY 62,256 million).

Net finance costs rose to TRY 3,624 million in full year 2025, up from TRY 1,043 million last year. Excluding monetary gain, net finance cost decreased by 40% thanks to proactive and disciplined balance sheet management. The contribution from monetary items significantly declined in 2025, mainly due to the slowing pace of inflation and adverse monetary impact resulting from the sale of Ukrainian subsidiaries in the third quarter of 2024.

Net other expenses were at TRY 1,775 million (TRY 3,045 million) in FY25.

Income tax expense increased to TRY 13,399 million (TRY 6,369 million) in FY25. This significant rise was primarily driven by the higher deferred tax expense resulting from the removal of inflationary accounting in the 2025 statutory financials. This negative impact was partially offset by fixed asset revaluation actions.

Profit from continuing operations remained strong in FY25, increasing by 22.6% to TRY 17,791 million (TRY 14,512 million). This solid performance was primarily driven by robust EBITDA generation and lower net finance costs (excluding monetary gain), partially offset by lower monetary gain and income tax expense increases.

Net income of the Group amounted to TRY 17,604 million (TRY 30,790 million) in FY25. The year-on-year decline mainly reflects a high base in 2024, driven by a one-off gain of TRY 16,267 million from discontinued operations related to the sale of Ukraine assets.

Total cash & debt: Consolidated cash as of December 31, 2025, increased to TRY 91,828 million, from TRY 90,230 million as of December 31, 2024. 11% of our cash is in US$, 33% in EUR, and 56% in TRY. Excluding FX swap transactions, 33% of our cash is in US$, 33% in EUR, and 34% in TRY.

Consolidated debt as of December 31, 2025, increased to TRY 158,649 million from TRY 136,573 million as of December 31, 2024.

Note that TRY 15,484 million of our consolidated debt comprises lease obligations. After hedging transactions, 54% of our consolidated debt is in US$, 29% in EUR, 6% in CNY, and 11% in TRY.

Net debt (2), as of December 31, 2025, slightly increased to TRY 14,888 million from TRY 14,020 million as of December 31, 2024, with a net debt to EBITDA ratio of 0.14x.

In line with our strategic risk management approach, the Group's short net FX position increased to US$957 million (including hedging portfolio, advance payments and precious metal investments) during the quarter. We continue to manage our net FX position proactively in response to market dynamics.

Considering hedging costs and relatively stable FX movement in the market, we have set a medium-term net FX target range between minus US$1.5 billion and plus US$1.5 billion.

Capital expenditures (CAPEX) amounted to TRY 89,961 million in 2025, while operational capital expenditures (excluding license fees) accounted for 22.6% of total revenues. The increase in IFRS16 is mainly attributable to the BOTAŞ agreement executed in 2025.

Capital expenditures (million TRY)	2024	2025
Operational Capex	49,740.1	**54,651.8**
License and Related Costs	34.7	**254.4**
Non-operational Capex (Including IFRS15 & IFRS16)	21,978.4	**35,055.2**
IFRS15	8,953.7	**11,260.1**
IFRS16	8,955.1	**18,184.8**
Other	4,069.6	**5,610.4**
Total Capex	71,753.2	**89,961.4**

(1) EBITDA is a non-GAAP financial measure.

(2) Our net debt calculation includes financial assets at fair value, whether through other comprehensive income or through profit and loss, reported under current and non-current assets, as well as financial assets at amortized cost. Required reserves held in CBRT balances are not included in total cash and net debt calculation.

Operational Review of Turkcell Türkiye

Summary of Operational Data	2024	2025	y/y %
Number of subscribers[1] (million)	43.1	**43.9**	1.9%
Mobile Postpaid (million)	29.1	**31.5**	8.2%
Mobile M2M (million)	5.0	**5.9**	18.0%
Mobile Prepaid (million)	9.2	**7.6**	(17.4%)
Turkcell Fiber (2) (thousand)	2,454.5	**2,573.6**	4.9%
Resell Fixed Broadband (2) (thousand)	779.0	**712.9**	(8.5%)
ADSL (thousand)	738.2	**611.4**	(17.2%)
Cable (thousand)	35.5	**25.7**	(27.6%)
Fiber (thousand)	5.3	**75.8**	1,330.2%
Superbox (3) (thousand)	680.3	**716.1**	5.3%
IPTV (thousand)	1,462.8	**1,430.5**	(2.2%)
Churn (4)[4]			
Mobile Churn (%)	2.0%	**2.3%**	0.3pp
Fixed Churn (%)	1.5%	**1.7%**	0.2pp
Average mobile data usage per user (GB/user)	18.2	**20.0**	9.9%

(1) *Includes mobile, fixed broadband, IPTV, and wholesale (MVNO&FVNO) subscribers*

(2) *As of the fourth quarter of 2024, our fixed broadband subscriber reporting has been revised. Turkcell Fiber refers to customers served entirely through our own fiber infrastructure, while Turkcell Resell includes DSL, Cable, and Fiber sales provided through the infrastructures of other ISPs. Accordingly, historical subscriber figures have been revised to ensure comparability.*

(3) *Superbox subscribers are included in mobile subscribers.*

(4) *Churn figures represent average monthly churn for the respective periods.*

ARPU (Average Monthly Revenue per User) (TRY, IAS29 Adjusted)	2024	2025	y/y %
Mobile ARPU, blended	320.0	**348.0**	8.7%
Mobile ARPU, blended (excluding M2M)	362.3	**400.8**	10.6%
Postpaid	366.8	**396.9**	8.2%
Postpaid (excluding M2M)	437.2	**478.9**	9.5%
Prepaid	192.6	**178.4**	(7.4%)
Fixed Residential ARPU, blended	405.8	**474.6**	17.0%
Residential Fiber ARPU	412.4	**475.9**	15.4%

2025 was marked by aggressive competition in the mobile market, with Mobile Number Portability (MNP) transaction reaching a record high of approximately 18 million transactions. In this highly competitive environment, we successfully delivered both subscriber and ARPU growth, maintaining our disciplined and balanced approach. Total subscriber base expanded by 788 thousand in 2025, reaching 43.9 million. Despite a contraction in the prepaid segment, our total mobile subscriber base grew by 809 thousand to 39.1 million. The decline in prepaid subscribers primarily reflects an ongoing shift toward postpaid plans, as customers prefer fixed-price postpaid packages to mitigate inflationary pressures as well as the widespread adoption of alternative data solutions (e-SIM). Consistent with our value-focused strategy, we achieved the highest postpaid net subscriber additions in the last 26 year, increasing the postpaid share to 81%, up from 76% in 2024. This robust performance was driven by our successful switching performance, M2M net additions, innovative and differentiated value propositions tailored to the diverse needs of our customers, alongside the increasing customer preference for postpaid plans.

Amid heightened competitive dynamics, mobile churn slightly increased during the year. However, thanks to our proactive retention efforts supported by advanced analytical models, the impact remained limited. The competitive intensity eased moderately through the end of last quarter.

Leveraging our agile execution capabilities, we adapted quickly to evolving market dynamics. In response to the prevailing inflationary and competitive environment, we adopted a micro-segment management approach in pricing and upselling, supported by advanced analytical tools. Driven by this customer-centric strategy, a higher postpaid share, increased mobile data usage, and strong upsell performance, mobile blended ARPU (excluding M2M) increased by 10.6% in 2025. Average monthly mobile data usage per user increased by 9.9% year-over-year, reaching 20.0 GB.

On the fixed side, the competitive environment remained challenging throughout the year, mainly due to delayed pricing actions by other ISPs. This, together with the transition toward no-commitment offerings in our resell operations led to a slight increase in churn. However, our fixed subscriber base continued to expand, adding 53 thousand net subscribers in 2025.

Growth was primarily supported by the expansion of our high-quality, end-to-end Turkcell fiber subscriber base and increasing demand for high-speed broadband services. Turkcell fiber recorded 119 thousand net additions, while total fiber net additions reached 190 thousand, including resell fiber operations.

In 2025, in response to inflationary pressures, we maintained our focus on 12-month commitment plans in Turkcell fiber. As of August, we transitioned all new customer acquisitions in our resell operations to a no-commitment offerings to safeguard our operational profitability and ARPU against potential wholesale price adjustments. Residential fiber ARPU rose by 15.4% year-over-year, supported by the rising share of high-speed packages, higher portion of 12-month contracted subscribers, price adjustments and the contribution of our IPTV service. Backed by our high-speed focused campaigns, the share of 500 Mbps and above packages more than doubled compared to the previous year.

We position fiber services as a core pillar of our strategy. In line with this, we maintained our disciplined investment approach in 2025, adding 405 thousand new homepasses. Total fiber homepass reached 6.3 million, further expanding access to high-quality fiber infrastructure. Reflecting our efficiency-driven and demand-led deployment model, our take-up rate (TuR) was at 42.4%.

We enhanced TV+ service by partnering with leading global content providers. The number of IPTV subscribers declined year-on-year, however our total TV subscriber base increased, supported by the growth in OTT TV due to evolving customer preferences.

Forward-Looking Statements

- **2026 Guidance**[1]

5% - 7%
Revenue growth

40% - 42%
EBITDA margin

18% - 20%
Data center and cloud revenue growth

25%
Operational capex over sales ratio[2]

(1) Our expectations for 2026 incorporate the effects of inflation accounting under IAS 29. These projections are based on assumptions regarding factors beyond our control, including key macroeconomic indicators such as inflation. Our 2026 expectations are based specifically on an assumed annual inflation rate of around 23% (year-end). This paragraph contains forward-looking statements that reflect our current estimates and expectations regarding market conditions across all of our businesses. However, there can be no assurance that these forward-looking statements will occur as anticipated. For a discussion of the various factors that could impact the outcome of these forward-looking statements, please refer to our 2024 annual report on Form 20-F filed with the SEC, specifically the risk factors section.

(2) Excluding license fees



Significant Legal and Regulatory Developments Relevant to Our Fields of Activity

5G Tender and Obligations

The tender for the Authorization for the Establishment and Operation of Mobile Electronic Communications Infrastructure and the Provision of Services, and for Subjecting the Infrastructure and Services Under the Existing Authorizations Expiring on April 30, 2029, to this Authorization, was held on October 16, 2025. As a result of the tender, our company acquired the 2x10 MHz package in the 700 MHz band for USD 429 million (excluding VAT) and a total of 140 MHz in the 3500 MHz frequency band for USD 795 million (excluding VAT). Through the tender, the 2G and 3G Concession Agreements and IMT Authorization, which were set to expire on April 30, 2029, were consolidated under the Mobile Electronic Communications Service Authorization and extended until December 31, 2042.

Under the authorization, an obligation has been introduced to provide mobile coverage in all settlements of a certain population size in accordance with the service quality requirements specified in the authorization. In addition, for 5G investments, the use of domestic manufacturers, local SMEs, and National Communication Products at gradually increasing rates has been mandated, and the infrastructure is required to be established in accordance with international standards and open interfaces.

Amendments to the Law No. 5809 on Electronic Communications

Amendments were made to Law No. 5809 on Electronic Communications through regulations published in the Official Gazette dated December 25, 2025. The amendments include provisions such as limiting the number of lines that can be opened on behalf of legal entities, using biometric identity verification methods or identity verification passwords during subscription establishment, requiring the use of identity documents with electronic identity verification capability for subscription establishment, and restricting the number of lines that can be used on a single device. The provisions subject to these amendments will take effect on June 25, 2026. Secondary regulatory work is being carried out by ICTA to enable the implementation of the relevant provisions.

Law No. 7545 on Cybersecurity

Law No. 7545 on Cybersecurity, which was published in the Official Gazette dated March 19, 2025, and entered into force, aims to increase Türkiye's resilience against cyber threats, protect critical infrastructures, and establish strategies and policies to strengthen the country's cybersecurity. While the law prioritizes the use of domestic and national cybersecurity products, it grants the Cybersecurity Presidency broad authorities, such as conducting audits, determining mandatory measures, and collecting log records. In addition, public and private sector organizations are required to comply with certification processes, meet security standards, and provide the necessary data and information to the Presidency.

TSRS-Compliant Sustainability Report



Governance



Turkcell at a Glance

Turkcell İletişim Hizmetleri A.Ş., the leading company in the telecommunications and technology sectors in Türkiye, is headquartered in Maltepe, Istanbul. Turkcell began its operations in 1994 as a mobile communications company and has since expanded its scope first as an integrated communications operator and later as a digital operator. **Guided by its vision of "superior digital services for a better future", the company aims to deliver end-to-end communication and technology solutions to its individual and corporate customers.**

Turkcell provides voice, data, and broadband internet services through its mobile and fixed networks, and enriches the digital experience with services such as **BiP, TV+, lifebox**, and **fizy**. Through its financial technology solutions positioned under the **Paycell** brand, the company integrates payment and other digital financial services into its ecosystem. Under the **Financell** brand, Turkcell offers financing solutions across a wide range, primarily for technological product needs, through both physical and online channels.

As part of its technology services for corporate customers, Turkcell supports the digital transformation of organizations through **data center and cloud solutions, cybersecurity, IoT, and big data applications.** This portfolio is positioned as a structure that complements connectivity services and reinforces the company's role as a technology provider.

Through the strong and dynamic ecosystem it has built with its group companies, Turkcell continues to generate value not only through its core operations in Türkiye but also in the fields of mobile communications and technology solutions via its subsidiaries in the **Turkish Republic of Northern Cyprus and Belarus.**

In line with its omnichannel customer experience strategy, Turkcell always prioritizes customer satisfaction, service continuity, and data security. By delivering consistent, accessible, and reliable service across all touchpoints, this approach aims to enhance stakeholder satisfaction and constitutes a key component of the company's sustainable growth and social impact strategies.

Turkcell shares have been listed simultaneously on the **New York Stock Exchange (NYSE)** and **Borsa İstanbul (BIST)** since July 2000, making the company the first and only Turkish company to be traded on both exchanges at the same time. The company's debt instruments are traded on **Euronext Dublin.** This presence in international markets reflects Turkcell's strong corporate governance structure and its transparency-driven financial approach.

With its sustainability-focused business model, Turkcell is included in the **sustainability indices of London Stock Exchange Group (LSEG), Morgan Stanley Capital International Inc. (MSCI), Standard & Poor's (S&P) Global, and FTSE4Good, as well as the BIST Sustainability 25 Index**, confirming that the company offers investors long-term value generation potential within the framework of ESG criteria.

Our Vision

Superior digital services for a better future

Our Mission

To add value along our customers' digitalization journey, enriching their lives - both in Türkiye and throughout the World - ever improving our competencies and robust ecosystem

For more information on Turkcell:

 Visit **turkcell.com.tr**

Turkcell Shareholder Structure (Nominal Thousand TRY)


Total
2,200,000
576,400
TVF[2]
26.2%
54.0%
19.8%
1,188,000
Publicly Traded Shares[1]
435,600
IMTIS Holdings S.A.R.L.

(1) Publicly traded shares also include American Depositary Receipts (ADRs) traded on the NYSE.

(2) TVF Bilgi Teknolojileri İletişim Hizmetleri Yat. San. ve Tic. A.Ş., a wholly-owned subsidiary of the Türkiye Wealth Fund.



Scope of the Report

This report covers the 12-month accounting period from January 1, 2025 to December 31, 2025. The TSRS-compliant Sustainability Report should be considered together with the consolidated financial statements and independent auditor's report for the fiscal year ending 31 December 2025, published on March 5, 2026. Sustainability-related financial information in this report has been prepared based on the functional currency used in financial reporting, the Turkish Lira (TRY). U.S. dollar equivalents are provided in parentheses, and currency conversions have been made in accordance with the approach applied in the financial statements.

The scope of the report, consistent with the financial statements report, includes Turkcell İletişim Hizmetleri A.Ş. and its subsidiaries subject to financial consolidation.

Statement of Compliance

Pursuant to the TSRS and the Board Decision on the Scope of Implementation of the TSRS published by the Public Oversight, Accounting and Auditing Standards Authority (POAASA). sustainability reports of the entities within the scope of Article 88 of the Turkish Commercial Code No. 6102 and Articles 9, 26, 27 and Provisional Article 1 of Decree Law No. 660 are prepared based on the TSRS. In this framework, Turkcell conducts its sustainability reporting in line with the TSRS regulations in force.

The Turkcell TSRS-Compliant Sustainability Report has been prepared in accordance with:

- TSRS 1 General Provisions on Disclosure of Sustainability-Related Financial Information
- TSRS 2 Climate-Related Disclosures.

This report is presented as a separate report in the 'TSRS-Compliant Sustainability Report' section in accordance with the decisions of the POAASA published in the Official Gazettes dated May 8, 2025 (No. 32894) and December 25, 2025 (No. 33123).

TSRS 1 and TSRS 2 serve as the Turkish equivalents of IFRS S1 (General Requirements for Disclosure of Sustainability-related Financial Information) and S2 (Climate-related Disclosures), respectively.

Transitional Provisions

The TSRS-Compliant Sustainability Report prepared by Turkcell İletişim Hizmetleri A.Ş. for 2025, marks the company's second report prepared in accordance with TSRS. In this report, only information related to climate-related disclosures is reported, pursuant to the TSRS 1 exemptions dated December 25, 2025.
Unlike in 2024, Scope 3 emissions consist of emissions from Turkcell and its subsidiaries and affiliates subject to consolidation.

Guidance Resources

The materiality assessment has been performed to include the company and all subsidiaries subject to financial consolidation. During the assessment process, sector-specific disclosure requirements and guidance metrics outlined in TSRS 2 Annex Volume 59 – Telecommunications Services were used as the basis for identifying and prioritizing climate-related risks and opportunities. Within this framework, relevant sectoral metrics and disclosure headings were analyzed, and the topics to be included in the scope of the report were identified.

Materiality

The report assesses the company's climate-related current and potential risks and opportunities across its operations, assets, and value chain, including network infrastructure, field operations, data centers, suppliers, and customers. Accordingly, entities subject to full consolidation within Turkcell's reporting scope have been included in the financial materiality assessment conducted within the framework of climate-related risks and opportunities.

Both quantitative and qualitative analyses were considered in the materiality assessment. While evaluating the potential impacts of climate-related risks and opportunities, a quantitative threshold was applied based on consolidated financial statements, alongside qualitative factors. In this context, the financial materiality threshold was determined using a specific ratio of EBITDA. The assessments presented in the report are based on the judgment of the company's experts, within the scope of available data, assumptions, and market conditions, and may be reviewed and updated in future reporting periods depending on developments in regulations, technology, and climate-related risks and opportunities.

Turkcell closely monitors potential climate-related risks and takes proactive measures to enhance its resilience and adaptation capacity against possible impacts. Based on these assessments, as of the reporting year, Turkcell's financial indicators are considered not to be significantly exposed to the effects of climate change, either in terms of physical or transition risks.

Forecast Sources

The assessments and projections included in the sustainability reporting are developed using various data sources, internal analyses, and relevant methodologies. The assumptions, estimates, and evaluations applied in this context are regularly reviewed and updated as necessary, taking into account developments in sustainability reporting standards, the regulatory framework, and other relevant factors. The assumptions and projections used, including scenario analyses, constitute a key element in the preparation of sustainability disclosures and are explained in the relevant sections of the report.

Due to limitations in data availability, ongoing development of methodologies, and the forward-looking nature of sustainability matters, certain disclosures may involve a degree of estimation and uncertainty.



Subsidiaries and Affiliates of Turkcell İletişim Hizmetleri A.Ş.

Global Bilgi Pazarlama Danışmanlık ve Çağrı Servisi Hizmetleri A.Ş.

CJSC Belarusian Telecommunication Network

Lifetech LLC

Eastasian Consortium B.V.

Turkcell Teknoloji Araştırma ve Geliştirme A.Ş.

Kıbrıs Mobile Telekomünikasyon Limited

Lifecell Digital Limited

Turkcell Dijital Teknolojileri Limited

Lifecell Ventures B.V.

BİP Digital Communication Technologies B.V.

BiP İletişim Teknolojileri ve Dijital Servisler A.Ş.

Yaani Digital B.V.

Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. 9%

Turktell Bilişim Servisleri A.Ş.

TDC Veri Hizmetleri A.Ş.

Kule Hizmet ve İşletmecilik A.Ş.

Beltower LLC

Paycell LLC

Turkcell Finansman A.Ş.

Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. 91%

Paycell Europe GmbH

Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş.

Turkcell Dijital Sigorta A.Ş.

Turkcell Sigorta Aracılık Hizmetleri A.Ş.

Turkcell Dijital İş Servisleri A.Ş.

Superonline İletişim Hizmetleri A.Ş.

Lifecell TV Yayın ve İçerik Hizmetleri A.Ş.

Turkcell Enerji Çözümleri ve Elektrik Satış Tic. A.Ş.

Boyut Grup Enerji Elektrik Üretim İnş. San. ve Tic. A.Ş.

Atmosware Teknoloji Eğitim ve Danışmanlık A.Ş.

Turkcell Gayrimenkul Hizmetleri A.Ş.

Türkiye'nin Otomobili Girişim Grubu San. ve Tic. A.Ş. 23%

Lifecell Dijital Servisler ve Çözümler A.Ş.

Lifecell Müzik Yayın ve İletim A.Ş.

Turkcell Satış A.Ş.

Overview as of December 31, 2025.

Percentages (%) represent the share ownership of the company.

Unless otherwise stated, all shares are 100%.

Companies liquidated or dissolved during 2025 (Dijital Eğitim Teknolojileri A.Ş., Rehberlik Hizmetleri Servisi A.Ş., Lifecell Bulut Çözümleri A.Ş., Artel Bilişim Servisleri A.Ş., EB Metal Sac Profil Ticaret ve Sanayi A.Ş.), as well as Ultia Teknoloji Yazılım ve Uygulama Geliştirme Ticaret A.Ş. and other companies invested in by Turkcell VCIF are not included in the chart.



Climate and Sustainability Governance

Turkcell manages climate and environmental impacts arising across its value chain within the framework of its “Positive Imprint on the Environment” strategy. The Board of Directors (BoD) assumes the highest level of responsibility in managing the business processes carried out in line with this strategy.

Responsibilities for Sustainability-Related Risks and Opportunities

The Board of Directors delegates some of its responsibilities to committees for effective and focused governance. As part of the organizational change to the governance structure during the reporting period, the activities of the Integrated Value Creation Committee were terminated, and the monitoring and evaluation of sustainability-related outputs were placed under the supervision of the Corporate Governance Committee (CGC). This restructuring aims to address the sustainability, investor relations, and corporate governance functions more effectively, in a coordinated and holistic manner under a single governance structure. In this context, the CGC meets biannually to monitor the implementation and development of corporate governance principles and may provide solution-oriented recommendations to the Board, considering investor relations, sustainability activities, risks, and opportunities. In cases where the Corporate Governance Committee, which also includes members of the Board of Directors, determines that a decision related to sustainability and climate change should be reported to the Board of Directors, the relevant information is communicated to all board members under the supervision of the CGC. In the current reporting period, no distinct or exclusive strategic decision requiring submission to the Board of Directors' agenda regarding a climate-related risk or opportunity has been made.

The Sustainability Committee consists of managers from different functions, identifies sustainability priorities, and reports the outcomes to the Board through the Corporate Governance Committee. The Sustainability Committee consists of a total of 11 (eleven) members: the Investor Relations and Corporate Finance Director, the Administrative Affairs and OHS Director, the Employee Experience Director, the Network Technologies Director, the Turkcell Energy Solutions Director, the Corporate Governance and Capital Markets Compliance Director, the Corporate Communications, Media and Brand Management Director, the Non-Technical Procurement Director, the Trade Marketing Director, the Financial Planning and Analysis Director, and the Internal Control and Continuous Improvement Director.

The Committee meets at least biannually, once every half year, with the participation of all members. Committee meetings were held regularly in 2025, maintaining their periodic nature. Through these meetings, the Committee, in line with its duties and responsibilities, determines Turkcell's sustainability priorities.

At Turkcell and across all Turkcell Group companies, the ERM team within the Internal Control and Continuous Improvement Directorate is responsible for coordinating enterprise risk management activities. Corporate risk management practices are addressed within the framework of the Early Detection of Risks Committee (EDRC) Working Principles, Enterprise Risk Management Policy, and Enterprise Risk Management Procedure. The working principles of the Enterprise Risk Management Team are explained in the 'Risk Management' section of the report.

Each directorate is responsible for its own ERM activities. The ERM team conducts Enterprise Risk Management activities in collaboration with directors and the Enterprise Risk Management contacts designated for the directors' respective functions or directorates. The ERM contact is responsible for coordinating all preparations required for ERM within the functional group or the relevant directorate. The contact coordinates the identification, analysis, and assessment of risks that may affect the achievement of objectives arising from the directorate's processes/activities, presents them for the director's approval, plans necessary actions if applicable, and submits these plans to the ERM team. The ERM team provides the necessary support to the contact in performing these duties.

The ultimate decision-making responsibility regarding sustainability and climate change lies with senior management. As explained in detail under the **“Risk Management”** section of this report, risks and opportunities, including those related to sustainability and climate change, are communicated to senior management through the Early Detection of Risks Committee,



where deemed necessary.
The Early Detection of Risks Committee consists of at least two members determined by the Board, and the Committee Chair is selected by the Board from among independent board members.

The Early Detection of Risks Committee identifies at an early stage the risks that may affect company continuity, including those related to sustainability and climate change, defines the measures necessary to combat these risks, and reports to the Board every two months. These reports are also shared with the independent audit firm.

The CEO contributes to the monitoring of progress toward sustainability- and climate-related targets at the senior management level and plays a role in aligning the 2050 net zero target with the company strategy. Within this scope, resource requirements and investment priorities related to sustainability initiatives are evaluated within the relevant governance mechanisms. The CEO is also responsible for reviewing and approving the Integrated Annual Report before its publication.

Operating under the Investor Relations and Corporate Finance Directorate, the Investor Relations and Sustainability Department develops short-, medium-, and long-term action plans, monitors sustainability and climate-related targets, risks, and opportunities, and evaluates sustainability performance for the given period.

Compliance with all legal regulations that are binding for Turkcell and fall within these principles forms the basis of our working standards. Throughout 2025, we have adopted a strong compliance approach in climate and environmental matters and fulfilled the necessary obligations through transparent communication with the relevant authorities.

Within the scope of climate and environmental management, we follow the processes designed in compliance with the ISO 14001 Environmental Management System Standard, the ISO 50001 Energy Management System Standard, and the Greenhouse Gas Protocol. We have successfully completed certification processes through periodic independent audits, ensuring the reliability and continuity of our systems.

Board of Directors
Final decision-making body on sustainability and climate change-related matters

Corporate Governance Committee
Presents solution-oriented proposals to the Board of Directors regarding the development and implementation of the company's corporate governance principles; oversees investor relations and sustainability activities.

Early Detection of Risks Committee
Identifies environmental and climate risks that may impact the company's existence, development, and continuity; conducts risk mitigation studies.

Provides information periodically.

Prepares risk reports every two months.

Sustainability Committee
Determines and implements short, medium, and long-term actions in line with ESG policies, priorities, risks, and opportunities.

Corporate Risk Management
Assesses risks and reports mitigation measures to the Early Detection of Risks Committee.

Investor Relations and Corporate Finance Directorate
The company regularly reviews and improves its sustainability strategy; identifies priority focus areas; and, together with relevant units, ensures that emissions, energy, reporting, and financial instruments are aligned with sustainability goals, the company's financial strategies, and investor expectations.

Internal Control and Continuous Improvement Directorate
Manages climate change and sustainability-related risks and opportunities.

Assessment of Sustainability and Climate-Related Risks and Opportunities

Identified risks and opportunities interact with one another and with the company's short-, medium-, and long-term financial planning; due to their nature, a positive impact in one area may lead to adverse effects in another. To effectively manage these trade-offs, the bodies responsible for managing sustainability and climate-related risks and opportunities may take into account predefined risk appetite and threshold values (e.g., unit greenhouse gas (GHG) emissions, energy intensity, physical risk score) when establishing strategic action plans and the related financing needs. While renewable energy investments aimed at mitigating energy-based risks and reducing GHG emissions increase investment costs in the short term, they contribute meaningfully to financial sustainability in the medium to long term by achieving tCO_2 reduction and enhancing climate resilience. In this context, investments for transition plans are financed, where necessary, through short- and long-term debt instruments linked to sustainability or climate performance, and trade-off analyses may be conducted on a project-by-project basis.

At the operational level, this structure is supported by the Investor Relations and Sustainability Department, which ensures coordination in the management of our environmental and social impacts, particularly climate change, conducts comprehensive planning, and implements these plans. The management of climate change, environmental and social impacts, as well as initiatives aimed at enhancing sustainability performance, are diligently carried out by the units responsible for managing the business processes and assets where such impacts arise. Accordingly, sustainability and climate change matters are comprehensively integrated into corporate strategic decision-making processes, ensuring continuous improvement and accountability.

Environmental, Social, and Governance (ESG) targets, particularly in the climate and environment fields, are integrated into the job descriptions of relevant managers and employees. Accordingly, ESG targets are differentiated based on the roles of our employees and are used as one of the key indicators in individual performance evaluations.

Ensuring energy efficiency in network operations is linked to the objective of reducing carbon emissions, and administrative units feature targets aimed at minimizing environmental impacts. Similarly, critical objectives such as managing sustainability-related risks and opportunities, reducing our carbon footprint, and utilizing renewable energy are clearly emphasized in the business plans of various departments.

Incentive Mechanism

A remuneration model that incentivizes the achievement of sustainability targets, particularly in the areas of climate and environment, has been adopted. In this context, sustainability performance targets have been defined across the organization, from relevant teams to senior management, and these targets are monitored at least on an annual basis. These targets are among the criteria used in determining performance bonuses and have an impact on the bonus pool ranging between 3% and 10%. The periodic evaluation of sustainability targets and the consideration of achievements in the remuneration process reinforce the adoption of ESG criteria across the company.

At Turkcell, company targets are determined as a recommendation by the Remuneration Committee. This recommendation is submitted to the Board. The Board may approve the targets or may revise and send them back to the Remuneration Committee for reassessment if deemed necessary. A similar process is conducted at the end of the year. The company performance score is first determined as a recommendation by the Remuneration Committee and is then finalized at the discretion of the Board.

The Renewable Energy Utilization Rate, which represents the share of electricity generated from our own renewable energy sources in our total consumption and is included among the Company's 2025 strategic targets, has been incorporated as a factor affecting the CEO's performance bonus. This climate-related target has been fully achieved. The objective is not only to increase our renewable energy generation capacity but also to improve sustainability performance holistically by reducing energy consumption.

The target-setting process is coordinated and regularly monitored by the Group Performance Management Department under the BoD & CEO Office. For this specific target, the Network and Energy teams play an active role both in the design of the target and in monitoring its performance. Additionally, progress toward the target is tracked on a quarterly basis by the Strategy Directorate.

We address our climate and environmental management processes with a risk- and opportunity-focused approach. Within the scope of enterprise risk management, we identify environmental risks, particularly climate change, that may arise from our operations or affect the success of our business and evaluate these risks in conjunction with opportunities. Identified risks and opportunities are transformed into measurable, achievable, performance- and time-bound targets in line with our integrated value creation model and sustainability strategies, and are effectively managed.



Sustainability and Climate Related Competencies

The members of the Corporate Governance Committee include the Investor Relations and Corporate Finance Director and the Corporate Governance and Capital Markets Compliance Director. The Investor Relations and Sustainability Department has the competency and responsibility for environmental sustainability matters such as international sustainability indices, sustainable financing, and emissions management. The Corporate Governance and Capital Markets Compliance Department provides expertise in the Social and Governance dimensions of the ESG framework.

The Investor Relations and Sustainability Associate Director also serves as the Secretary General of the Sustainability Committee, while the Investor Relations and Corporate Finance Director contributes to the process as a full member of the Sustainability Committee. Specialists working within the Investor Relations and Sustainability Department have received Corporate Sustainability Reporting Training from accredited institutions, and their competencies are effectively utilized in sustainability reporting and compliance processes.

Within the framework of our vision for sustainability and climate change leadership in our sector, we approach the enhancement of our employees' competencies as a strategic priority. Particularly in the climate and environment fields, we have deepened our knowledge in various areas such as internal ESG policies, energy efficiency, climate change, and emissions management through sustainability reporting, which we started in 2013, as well as the Integrated Annual Reports we have published since 2020. In addition, sustainability awareness training provided to our new employees aims to enhance sustainability awareness across the company. At the Board level, conducting awareness initiatives such as training programs and scenario-based risk analyses aims to transform informative processes into a two-way knowledge exchange. As part of the three-year strategic plan set for the reporting period, sustainability training is planned for all employees and members of the Board of Directors.



Risk Management





Risk and Opportunity Assessment Methodology

Within the scope of the Enterprise Risk Management (ERM) methodology, risks are assessed, and risk prevention and management activities are coordinated and regularly reported across Turkcell and its group companies. Risks related to processes, products and services, programs and projects, as well as strategic objectives, are systematically analyzed and evaluated in line with a comprehensive framework. Moreover, opportunities that can help achieve company targets, improve resource management efficiency, and create new revenue streams are also evaluated and integrated into the ERM process.

Turkcell manages sustainability- and climate-related risks in line with its ERM methodology. Relevant risks are identified from the Risk Library and included in the assessment process. Opportunities assessed by the directorates at the business unit or company level, in conjunction with risks, are also recorded and analyzed. For each risk within this scope, an inherent risk assessment is conducted based on the impact-probability matrix, key controls are defined to reduce the risk level, and their effectiveness is evaluated. After the findings and actions are recorded, a residual risk assessment is conducted by taking the control environment into account. In the final stage, risk treatment methods (risk avoidance, risk mitigation, risk transfer, and risk acceptance) are applied. All risks are recorded in the Harmony (GRC) platform. Very High- and High-level risks are updated every two months, and all risks are updated at least annually. In line with the company's risk appetite, Very High- and High-level and strategically prioritized risks are reported to the Early Detection of Risks Committee.

While recording opportunities, information collected from relevant business units is compiled by the ERM team through a standardized opportunity template. This template features information such as opportunity description, category, indicators, responsible units, actions taken or to be taken, and target dates. Based on this information, opportunity records are created and monitored through the Harmony system.

Turkcell uses a multidimensional set of parameters consisting of both quantitative and qualitative data when identifying sustainability- and climate-related risks.

The key inputs used within this scope support decision-making processes by enabling the assessment of risks in conjunction with their operational and managerial impacts, in addition to their financial dimension.

To identify risks, we conduct measurements across five main categories.

- Financial Impact: Loss of revenue, increases in cost, impacts on liquidity
- Corporate Reputation: Customer trust, media visibility, stakeholder perception, loss of reputation
- Internal/External Customer Impact: Impacts on customer portfolio and employees, decline in service quality, increase in number of complaints
- Business Continuity Impact: Operational or service disruptions in service areas
- Regulatory Impact: Loss or suspension of licenses, administrative sanctions that may result in penalties for items specified under the financial impact category

For each risk, the "probability of occurrence" is assessed under two different conditions. The difference between these two assessments enables Turkcell to objectively measure control effectiveness:

- Inherent Risk: The risk level calculated under the assumption that key controls do not exist or are not considered
- Residual Risk: The risk level calculated by taking key controls into account

This approach demonstrates the sensitivity of sustainability and climate risks to control mechanisms.

The following criteria are considered in the probability assessment:

- The probability or frequency of occurrence in the present and future periods, considering the historical frequency of the event
- Trends in risk triggers (e.g., the increase in extreme weather events)
- Operational observations of business units
- Changes in the internal and external context (regulation, market dynamics)



Within this framework, the probability of occurrence of risks is scored between 1 (Very Low) and W5 (Very High).

The risk level is calculated by multiplying the impact and probability values. The score obtained from this calculation is classified in accordance with standardized ranges used throughout the company. Accordingly, a score between 20–25 indicates “Very High,” 10–16 “High,” 5–9 “Medium,” and 1–4 “Low” risk levels.

At Turkcell, risk appetite is determined within the Corporate Risk Management framework and is defined considering the company’s strategic objectives, financial resilience, operational continuity, and stakeholder expectations. Accordingly, risks assessed at Very High and High levels—exceeding the company’s risk appetite—are regularly reported to senior management and the Early Detection of Risks Committee, and action plans are developed to mitigate these risks.

Medium-level risks are considered manageable within the established control mechanisms, while Low-level risks are monitored as tolerable within the existing control environment. This approach ensures that climate-related risks are prioritized alongside other corporate risks and that appropriate risk treatment measures are applied according to management levels.

This classification is not only a methodological distinction but also a fundamental framework that determines how risk acceptance authority is distributed across management levels. Accordingly, risk acceptance authority for Very High-level risks lies at the CEO or the Chief Officer level, while it lies at the Chief Officer level for High-level risks. For Medium-level risks, risk acceptance authority lies at the directorate level. Turkcell evaluates climate-related physical and transition risks in line with TSRS requirements, and, based on analyses conducted to date, these risks are projected to have relatively limited impacts on financial position, performance, or cash flows in the short term compared to other risks.

Impact x Likelihood	Risk Level
20-25	Very High
10-16	High
5-9	Medium
1-4	Low





Monitoring of Risks and Opportunities

Turkcell conducts its risk and opportunity monitoring activities via the Harmony platform. During this process, for risks in the risk inventory where weaknesses are identified in the design or effectiveness of controls, findings describing the relevant risk are documented, and action plans are established to remediate these findings. Actions are defined by considering the residual risk level and management decisions, and action owners and implementation timelines are determined. Following the implementation of risk mitigation actions, the residual risk level is reassessed and recalculated. Opportunities defined within the Opportunity Universe are evaluated by the relevant directorates, and updates are monitored via the Harmony system.

Key Risk Indicators (KRIs) are used to support the risk monitoring process. KRIs are indicators that generate leading signals regarding potential risks to which the company may be exposed. KRIs are used to support risk assessments, monitor trends in risks, and ensure the proactive management of emerging risks.

In this context, operational, financial, and environmental inputs in risk analyses are monitored through KRIs defined according to the nature of the relevant risks. Examples of KRIs related to climate-related physical and transition risks include monitoring benchmark natural gas and coal price data in international markets, the energy self-consumption rate, and the on-time collection rate for mobile and fixed invoices. Through these indicators, trends in risks are regularly monitored, and KRI outputs are used as inputs in updating risk scores, prioritizing risks, and supporting scenario analyses.

The ERM process is reviewed at least annually. Updates to the methodology and framework (e.g., changes in the risk calculation method, evaluation of opportunities, addition of new main and subcategories, and updates to control effectiveness assessment criteria) are reported in the disclosures of the relevant period. Compared to the previous reporting period, there were no changes in the methodology or framework.

All sustainability- and climate-related risks and opportunities are fully integrated into Turkcell's ERM structure. Risk and opportunity updates conducted in parallel with the annual target-setting process are linked to directorate targets. Decisions taken within the scope of EDRC meetings are reported to the Board, while risk and opportunity assessments serve as inputs to the strategic planning cycle.

Turkcell uses scenario analyses to effectively identify, prioritize, and continuously monitor and improve the risks and opportunities the company may face due to climate change. These analyses, covering the short, medium, and long term, enable the assessment of forward-looking projections and support the development of action plans based on the results.



Strategy



Climate-Related Risks and Opportunities

Turkcell identifies and monitors climate-related risks and opportunities that may reasonably impact its operations, business model, and financial performance across short-, medium-, and long-term timeframes.

Within this scope, how climate-related risks and opportunities are identified, assessed, and monitored with respect to relevant procedures and internal control mechanisms is explained in the Risk Management section of this report. As a result of the assessments conducted for the 2025 reporting year, identified risks and opportunities are explained in the following tables.

In assessing these risks and opportunities, sector-based disclosure topics and analyses of global climate scenarios have been used.

During the reporting period, no circumstances arose that would require the company to decommission or otherwise repurpose its existing assets due to any climate-related matters. Furthermore, within the scope of climate-related risks and opportunities, no risk was identified during the reporting period that could require a material adjustment to the carrying amounts of assets and liabilities reported in the relevant financial statements.

Sectoral Alignment Assessment

Climate-related risks and opportunities expected to reasonably impact financial resilience were evaluated in accordance with Article 54 of TSRS 1; in this assessment, the provisions of the Türkiye Sustainability Reporting Standards (TSRS 2) and the relevant sector-based disclosure topics were taken as the basis.

The scope of the assessment was determined to include Turkcell and all its subsidiaries, and sector-based disclosure topics were evaluated in light of these subsidiaries' share of the group's consolidated revenue and consolidated assets. Within this framework, Appendix Volume 59: Telecommunications Services, included among the disclosure topics of TSRS 2 – Climate-Related Disclosures and the Sector-Based Application Guide for TSRS 2, has been used as a source of guidance.

Identifying the Value Chain

Turkcell systematically evaluates climate change-related risks and opportunities across its entire value chain. Accordingly, the company integrates measures aimed at strengthening operational and financial resilience into its business processes.

Direct Operations	Mobile and fixed network activities in the countries of operation, data center operations, all digital services, and operations related to corporate and individual products and services.
Upstream Activities	Network equipment and device manufacturers, software and technology solution providers, energy suppliers, data center hardware providers, construction and infrastructure contractors, logistics companies, outsourced service providers, and financing institutions.
Downstream Activities	Individual and corporate customers, dealers and sales channels, and business partners.



Definition of Timeframes

Recognizing the risks and opportunities associated with climate change, Turkcell proactively shapes its business model and strategy to adapt to climate conditions in the short, medium, and long term. In this context, the maturity classification based on timeframes is presented on the right.

Timeframe	Definition
Short Term (0–3 years)	Rapidly changing weather conditions, fluctuations in customer demand, and recent developments in energy policies are closely monitored during this period. The strategic planning and risk assessment of Turkcell's operations are also conducted within this timeframe, which requires swift response and adaptive decision-making.
Medium Term (3–8 years)	In the medium term, transition risks related to climate change and certain physical impacts become more pronounced. Technology cycles, infrastructure investments, and the regulatory framework evolve more rapidly during this period, while changes in energy markets and shifts in customer expectations become more visible. Turkcell considers this timeframe as a strategic phase that bridges short-term operational needs with long-term net-zero objectives. Strengthening adaptation capacity and modernizing infrastructure are key priorities during this period.
Long Term (8–30 years)	The long term covers the period beyond eight years, when the physical impacts of climate change become more evident and regulatory policies are expected to be more clearly defined. This time horizon reflects the fact that the effects of technological transformation and market dynamics on the business model emerge over a longer timeframe. It also provides a perspective aligned with the 2050 net zero target and low-carbon transition scenarios. Turkcell views this period as the main phase for implementing its 2050 net zero commitment. Increasing the use of renewable energy, completing efficient infrastructure investments, and implementing solutions to further reduce residual emissions constitute the core elements of the company's long-term roadmap.

Climate-Related Risks

You can find details on the scenario analyses used in assessing climate-related risks and opportunities in the **"Analysis of Climate Scenarios"** section of this report.

Risk 1

Description of the Risk	Service disruptions, inability to maintain operational continuity, and interrupted communications during emergencies due to extreme heat, severe weather conditions, and natural disasters
Current and Anticipated Impacts on the Business Model and Value Chain	**Current Impact:** During the reporting period, no material impact of climate-related physical risks on Turkcell's operations was observed. **Anticipated Impact:** Looking ahead, extreme heat, heavy precipitation, and other severe weather events are likely to have negative impacts on Turkcell's business model and value chain, primarily through network infrastructure operations, data centers, and field operations. These risks may increase the probability of damage to physical assets, the need for maintenance and repairs, and energy consumption, thereby creating upward pressure on operational continuity.
Impact Area of the Risk	Türkiye, Cyprus, and Belarus
Relevant Value Chain Stage	Direct operations Downstream activities
Risk Type	Physical risk
Anticipated Timeframe	Long term
Climate Scenario Used in Risk Identification	SSP 1-2.6, SSP 2-4.5 & SSP 5-8.5
Probability, Severity, Magnitude of the Risk	Low

Financial Impact of the Risk	Description
Current Financial Impact	The financial impacts related to damage to field equipment during the reporting period were calculated and assessed. Within this scope, field equipment damage identified during the relevant period resulted **in capital expenditures of approximately TRY 23.7–31.6 million (USD 600–800 thousand).** This amount remains below the materiality threshold determined with respect to the company's financial statements and operational scale; therefore, this risk has been assessed as not having created a significant current financial impact on financial performance, financial position, or cash flows.
	Related Item in the Consolidated Financial Statements for the Current Financial Impact: Cost of sales
Anticipated Financial Impact	In the long term, disruptions to communication services due to extreme heat, depletion of natural resources, extreme weather events, and natural disasters resulting from climate change may negatively impact customer experience, increasing the risk of subscriber loss and reduced service usage. This situation may create downward pressure on revenues in the relevant periods. The use of generators, emergency maintenance and repair activities, and an increase in field operations and energy consumption to ensure service continuity may raise operational costs and negatively impact the gross profit margin. In addition, within the scope of potential legal proceedings that may arise from communication disruptions, a medium-term increase in provisions may negatively impact operating profit. Natural disasters resulting from climate change may create the need for more frequent replacement or reinforcement by shortening the lifespan of network equipment. This situation may increase the company's CAPEX burden and, consequently, cash outflows arising from investing activities. Damage to equipment may impact tangible fixed assets, and a decrease in value may be recorded. Additionally, service disruptions and increased operational expenditures may negatively impact collection performance and cash flows from operating activities.
	Judgment on the Anticipated Financial Impact: In the assessments, forward-looking projections were developed by considering climate scenario analyses and historical interruption and damage data. However, the quantitative measurement of the anticipated financial impacts of climate-related physical risks depends on numerous variables, including the probability of occurrence, geographical distribution, and severity of events, as well as the degree to which the company's infrastructure is exposed to these events, the extent of damage, the number of customers affected, and customer usage habits. Due to the uncertain and event-based nature of a significant portion of these variables, the anticipated financial impacts of these risks have been assessed qualitatively.
	Related Item in the Consolidated Financial Statements for the Anticipated Financial Impact: Revenue, cost of sales, operating profit, depreciation, tangible fixed assets, cash flows from operating activities, cash flows from investing activities

Network Continuity and Adaptation to Physical Risks

Considering potential service disruptions caused by extreme heat, severe weather events, and natural disasters, ensuring network continuity and uninterrupted communication during emergencies has been positioned as a critical element of Turkcell's business model. The early identification and mapping of physical risks have been integrated into network planning and operational decision-making processes, and prioritization of investments and maintenance based on risk maps has become a core component of the business continuity approach.

Within this scope, Turkcell conducted early identification and mapping studies for natural disaster and severe weather risks at network sites across Türkiye using risk maps provided by public authorities. Using the desertification risk map, the impacts of climate change on network energy consumption were analyzed. Risk assessments were conducted within the scope of disaster and crisis management in partnership with the Disaster and Emergency Management Presidency, the Turkish State Meteorological Service, and Geographic Information Systems units. Anomalies such as sudden increases in emergency calls and voice/data traffic were also considered in the assessment.

Action and monitoring lists were prepared for sites with forest fire risk, maintenance and repair contracts were renewed, and the use of diesel generators was made mandatory. Temperature monitoring activities using thermal cameras have been initiated.

The integration of crisis detection and early warning systems into internal operations is underway. The plan for the next phase is to assess local risks, considering base station ID numbers and network design, and to determine future investment needs to address these risks. Direct adaptation is ensured using redundant infrastructure, batteries, backup power systems, and data protection systems in data centers and base stations. As part of the reactive approach, environmental anomalies are detected using technologies such as Emplifi, Social Sniffer, and the Sensai Web Analysis Platform, and early warning signals are monitored through social media analyses.

Integration of Environmental Considerations into Strategic Planning for Data Center Needs and Efficiency Approach

Data centers are strategic facilities that must be viewed from an environmental sustainability perspective due to their impact on energy and water resources, in addition to being critical infrastructures that ensure the continuity of digital transformation. Accordingly, environmental considerations are integral to Turkcell's corporate decision-making processes in the planning, design, and operations of its data centers.

Within the scope of energy management, emissions performance is maintained at lower levels compared to similar applications in the sector by sourcing the electricity consumed in data centers from renewable energy sources. In addition, energy and resource efficiency is continuously improved through high energy efficiency system designs, advanced climate control architecture, and waste heat recovery practices.

Thanks to the scalable and modular design of equipment used in energy and cooling infrastructure, energy consumption is optimized, and an infrastructure solution with high energy efficiency is ensured.

To reduce the environmental impacts of cooling systems, refrigerants with low global warming potential (GWP) are prioritized in climate control infrastructure. Accordingly, magnetic bearing chiller systems with oil-free compressor technologies are preferred in data centers, and the use of the refrigerant R1234ze, which has an extremely low GWP value, is promoted alongside these systems. This approach both improves energy efficiency and significantly reduces the indirect impacts of cooling systems on climate change.

To increase the effectiveness of design and operational processes, internal and external environmental conditions are analyzed in detail through computer-assisted analyses, and equipment performance is optimized by modeling airflow, thermal distribution, and system behavior. As a result, all critical infrastructure components, particularly cooling systems, are improved in line with real operating conditions, preventing unnecessary energy consumption.

In new data center designs, reusing waste heat within the building is also considered an important component of efficiency. Within this scope, efficiency-enhancing projects are developed to utilize heat generated during data center operations in areas such as jacket water heating for generators, space heating, and domestic hot water production. Through these practices, primary energy consumption is reduced, while a holistic energy management approach is implemented across the facility.

In the field of water management, within the scope of the Water Efficiency Regulation, consumption points are defined for both existing data centers and new design projects, and measurement and monitoring points are established to ensure the traceability of water use. Accordingly, transparent, measurable, and manageable water consumption is achieved, targeting designs aligned with the Blue Water Efficiency Certificate criteria.
Within this framework, structural steps have been initiated to develop corporate policies aimed at reducing water consumption.

In support of this approach, water collected through rainwater harvesting systems is filtered and reused as greywater, and wastewater recovery practices are utilized to enable reuse scenarios in areas such as landscape irrigation. These practices aim to reduce pressure on natural water resources and strengthen long-term operational sustainability.

Another outcome of this approach is the reuse of wastewater in our data centers and its utilization within the data center cooling process, increasing water use efficiency in our data centers and contributing to operational sustainability.

This holistic approach aims to reduce the climate and environmental impacts of data center operations while helping customers manage their indirect environmental impacts and adopt more sustainable business models through Turkcell's digital infrastructure services.

Turkcell has calculated its water footprint for the 2025 reporting period, and the relevant information is explained in the "Targets and Metrics" section of the report.

Risk 2

Description of the Risk	Increasing electricity costs due to energy policies and market conditions
Current and Anticipated Impacts on the Business Model and Value Chain	**Current Impact:** During the reporting period, no material impact of this risk on Turkcell's operations was observed. **Anticipated Impact:** Looking ahead, changes in energy policies and increases in electricity demand may introduce uncertainty into operational planning. Accordingly, Turkcell's value chain may be affected with respect to the prioritization of operational planning, energy supply management, and energy use.
Impact Area of the Risk	Türkiye, Cyprus, and Belarus
Relevant Value Chain Stage	Direct operations
Risk Type	Transition risk
Anticipated Timeframe	Medium term
Climate Scenario Used in Risk Identification	NZE 2050, STEPS & CPS
Probability, Severity, Magnitude of the Risk	Low

Financial Impact of the Risk	Description
Current Financial Impact	The financial impacts of the increase in electricity prices during the reporting period were calculated and evaluated. The current financial impact of this risk amounted to approximately TRY 197–217 million (USD 5.0–5.5 million), reflected in the income statement and operating cash flows for the relevant period. This amount remains below the materiality threshold determined considering the company's financial statements and operational scale, and therefore the risk has been assessed as not having a material current financial impact on the company's financial performance, financial position, or cash flows.
	Related Item in the Consolidated Financial Statements for the Current Financial Impact: Cost of sales
Anticipated Financial Impact	In the long term, increases in energy prices and rising energy consumption may negatively affect the gross profit margin by creating upward pressure on the cost of sales, particularly for network infrastructure and data centers within company operations. This situation may negatively impact cash flow from operating activities by increasing cash outflows from operating expenses. Additionally, the increased cooling demand due to extreme heat may further increase energy consumption and intensify this pressure. In this context, cash outflows from investment activities are likely to increase. Revenues may be negatively affected by a potential decline in customer satisfaction resulting from energy-related service interruptions.
	Judgment on the Anticipated Financial Impact: The financial impacts of risks related to energy prices and energy consumption cannot be quantified with reliable assumptions due to volatility in energy prices, seasonal variations in consumption levels driven by weather conditions and network usage intensity, and regulatory uncertainties. Additionally, differences in the distribution of network infrastructure, base stations, and data centers across various regions, as well as variations in energy consumption profiles, make it difficult to calculate the financial impact in a reasonable and measurable manner. Although the financial impacts of these risks have been assessed qualitatively, the share of energy expenses in consolidated revenue declined compared to previous years and stood at 2% as of the end of 2025, providing an indicative reference.
	Related Item in the Consolidated Financial Statements for the Anticipated Financial Impact: Sales, cost of sales, cash outflows from operating activities, cash outflows from investing activities

Energy Management, Emission Reduction, and Transition Risks

Turkcell considers network and data center operations, which are highly energy-intensive, as critical elements for business continuity. Energy efficiency and renewable energy investments have been positioned among the core components of the long-term profitability and sustainability strategy, alongside OpEx optimization and emission reduction; accordingly, they have been integrated into the business model to address fluctuations in energy prices and regulatory risks. These investments are evaluated not only as risk mitigation instruments but also as climate opportunity areas that reduce energy costs, lower carbon emissions, and facilitate access to sustainable financing.

Within this scope, Turkcell increased the installed capacity of its ground-mounted solar power plants to 62.3 MW during the reporting period by deploying seven projects across five different provinces. Through Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş., the total installed renewable energy capacity reached 86.8 MW as of 2025. In addition, solar panels have been integrated into more than 2,400 base stations, expanding on-site generation and energy efficiency-oriented practices within network operations.

Within the scope of energy efficiency practices, 5G technology, which can deliver up to 90% greater energy efficiency compared to 4.5G, has been adopted. Although 5G base stations consume more power, 5G is significantly more efficient than 4.5G in terms of energy consumption per unit of transmitted data (per bit). 5G protocols are designed to enable devices to enter sleep mode and consume less power in the absence of data traffic.

Liquid cooling and free cooling applications, together with AI-supported climate control optimization, have been implemented in data centers. Power Usage Effectiveness (PUE) is an energy efficiency metric that represents the ratio of the total energy consumption of a data center to the energy consumption of its IT equipment. The design PUE value for the data centers has been set at 1.3, and the company aims to operate below this value during the operational phase. This target reflects a performance approach below the European average PUE level of 1.55. Energy consumption is continuously monitored under the ISO 50001 Energy Management System. Water Usage Effectiveness (WUE) is a water efficiency metric that indicates the ratio of total water used to the energy consumption of IT equipment. As of 2025, the WUE value stood at 1.46.

In the upcoming period, the company plans to continue investing in renewable energy and optimize energy consumption through IoT- and AI-based solutions.



Climate-Related Opportunities

You can find details on the scenario analyses used to assess climate-related risks and opportunities in **"Analysis of Climate Scenarios"** section of this report.

Opportunity 1

Description of the Opportunity	Products and services promoting the circular economy
Current and Anticipated Impacts on the Business Model and Value Chain	**Current Impacts:** Products and services promoting the circular economy directly impact Turkcell's asset management, operational processes, and supply chain interactions within its business model and value chain. Recovery, reuse, and repair mechanisms applied in network equipment and device management extend equipment life, reduce the need for spare parts, and optimize resource utilization. **Anticipated Impacts:** With the strengthening of resource-efficiency and circularity-focused regulations and the growing demand for digital services, the importance of products and services that support the circular economy within the operational structure is expected to increase. In this context, it is anticipated that the lifecycle of devices and network equipment will be managed more systematically and that reuse, repair, and recovery practices will become more integrated into operational processes. These developments are expected to strengthen asset management, reduce resource consumption, and support business continuity.
Impact Area of the Opportunity	Türkiye, Cyprus, and Belarus
Relevant Value Chain Stage	Direct operations Downstream activities
Anticipated Timeframe	Short term
Climate Scenario Used in Opportunity Identification	NZE 2050, STEPS & CPS
Probability	High
Severity, Magnitude of the Opportunity	Low

Financial Impact of the Opportunity	Description
Current Financial Impact	Within the scope of circular economy practices, the need for new equipment procurement was reduced during the 2025 reporting period through inspection, repair, and reuse of network equipment, resulting in cost savings of approximately TRY 197–237 million (USD 5–6 million). This amount is below the materiality threshold established considering the company's financial statements and operational scale, and the opportunity is therefore assessed as not having a material current impact on the company's financial performance, financial position, or cash flows.
	Related Item in the Consolidated Financial Statements for the Current Financial Impact: Tangible fixed assets, inventories, cash flows from investing activities
Anticipated Financial Impact	In the long term, extending the economic life of equipment through recycling, reuse, and repair may positively affect capital expenditure and cash flows by reducing the need for new equipment. These practices may improve balance sheet quality by increasing efficiency in asset and inventory management, reducing the need for provisions, and supporting a more balanced trend in depreciation expenses. Additionally, a reduction in investment-related cash outflows may strengthen cash flows generated from operations. However, if maintenance and repair expenses increase due to reuse and repair activities, the cost of sales may rise, negatively affecting the gross profit margin.
	Judgment on the Anticipated Financial Impact: The financial impacts of these practices cannot be measured using reliable and comparable quantitative assumptions due to the periodic variability in the ratio of repairable equipment, reuse duration, technology-driven needs, and operational performance, as well as the inability to isolate these impacts from other investment and expense items.
	Related Item in the Consolidated Financial Statements for the Anticipated Financial Impact: Tangible fixed assets, depreciation, cost of sales, cash flows from investing activities



Circular Economy and Resource Efficiency

Turkcell considers the generation of electronic waste originating from customers and operations as a strategic issue from a resource efficiency and circular economy perspective. In this context, the company integrates reuse-, repair-, and recycling-focused practices into its business model. This approach, aimed at extending the lifecycle of electronic products, helps reduce the use of natural resources, reduce costs, and lower environmental impact.

Testing, maintenance, repair, and reuse practices for electronic equipment contribute to optimizing capital expenditures, reducing supply chain-related Scope 3 emissions, limiting natural resource consumption by reducing the need for new equipment, and extending product lifecycles. Faulty equipment from base stations is analyzed within the framework of standard technical evaluation procedures. Accordingly, during 2025, a total of 15,581 devices were processed, 2,954 devices had operational components separated for reuse, and 8,363 devices were repaired and returned to reuse. In addition, sales of secondhand equipment to companies that use older technologies extend the economic life of assets and prevent waste generation. E-waste generated from operations is managed through licensed WEEE processing facilities in accordance with applicable regulations, and recovery and disposal processes are monitored and reported.

As for customer equipment, reuse and lifespan extension practices take on particular prominence. Within the scope of the Modem Renewal Project launched in 2019, modems and similar equipment collected from customers are not directly directed to the "waste" stream. Instead, devices with reuse potential are evaluated and returned to the economic cycle through refurbishment and repair processes. Within the scope of the project, in 2025, a total of 71 thousand set-top boxes, 67 thousand Superbox devices, 65 thousand optical network terminals (ONTs), and 144 thousand modems were refurbished for reuse.

Social impact-oriented initiatives aimed at increasing electronic waste awareness are also implemented. Within the scope of the "Recycle into Education" e-waste recycling project implemented in cooperation with TÜBİSAD and TEGV, electronic waste from customers and employees is directed to licensed WEEE processing facilities. As part of this project, 10.87 tons of electronic waste were recycled in 2025. This approach ensures that e-waste is managed in an environmentally responsible manner while also raising awareness across society.

To reduce plastic use in our offices and increase recycling awareness, PET bottle collection machines have been installed. Through this practice, employees are directed to deposit plastic bottles directly into these machines instead of disposing of them in general waste or recycling bins, making the recovery process more effective and traceable.
Under this system, employees are incentivized to earn reward points via Paycell in exchange for the PET bottles they deposit in the machines with the aim of integrating sustainable behaviors into daily office routines. This initiative contributes both to the proper separation of plastic waste at its source and serves as an innovative awareness tool that increases employee participation.

The circular economy approach is not limited to operational practices but is also supported through financial investments. Through investments made via RePie Portföy Yönetimi A.Ş. – Turkcell New Technologies Venture Capital Investment Fund in companies such as EasyCep and Mobilfon that operate with refurbished devices and circular business models, the development of the refurbished device ecosystem is supported.

Opportunity 2

Description of the Opportunity	Use of sustainable financing sources for projects such as renewable energy and energy efficiency
Current and Anticipated Impacts on the Business Model and Value Chain	**Current Impacts:** The use of sustainable financing sources currently impacts Turkcell's business model primarily through financing costs, investment planning, and access to capital. The ongoing growth trends in the global and Turkish economies allow sustainability-themed capital flows to increase, while green loans, sustainability bonds, and ESG-linked financing instruments enable the group to finance its long-term infrastructure and digitalization investments under more favorable conditions and from a more diversified set of sources. This situation is considered a factor that supports cash flow management and investment prioritization across the value chain. For example, as explained in detail under the "Sustainable Financing and Resource Allocation" section, environmental and social projects (CAPEX investments) defined within the sustainable finance framework and falling under the scope of sustainable bond issuance have been financed. **Anticipated Impact:** Looking ahead, as economic growth continues under different scenarios and climate policies such as carbon pricing become more widespread, the accessibility and strategic importance of sustainable financing instruments are expected to increase. In particular, the growing role of these instruments in financing low-emission and climate-aligned investments may enable Turkcell to undertake energy efficiency, renewable energy, and digital infrastructure investments under a lower-cost financing structure compared to conventional financing instruments. In this context, sustainable finance is considered an opportunity that supports the long-term resilience of the business model and its investment capacity. Particularly in energy-intensive network and data center operations, supporting projects aimed at increasing energy efficiency investments and renewable energy use through cost-effective financing may positively affect the reduction of operational energy costs, the lowering of carbon emissions, and the strengthening of cash flow predictability.
Impact Area of the Opportunity	Türkiye, Cyprus, and Belarus
Relevant Value Chain Stage	Direct operations
Anticipated Timeframe	Short term
Climate Scenario Used in Opportunity Identification	NZE 2050, STEPS & CPS
Probability, Severity, Magnitude of the Opportunity	Low

Financial Impact of the Opportunity	Description
Current Financial Impact	During the 2025 reporting period, market conditions and cost advantages related to sustainable financing instruments were closely monitored. However, it has not been possible to make a precise and direct comparison of interest advantages in sustainability bonds and sustainability-linked loans. Although an interest advantage was identified within the scope of a limited credit transaction for which metric-based impact could be calculated, this amount remains below the materiality threshold.
	Related Item in the Consolidated Financial Statements for the Current Financial Impact: Financial expenses, cash outflows from financing activities
Anticipated Financial Impact	In the long term, increased access to sustainable financing instruments may enable lower borrowing costs under favorable market conditions or interest advantages linked to ESG performance, thereby contributing positively to financing expenses and net profit for the period. However, in financing structures linked to sustainability targets, there is a risk of increased financing costs if the defined performance criteria are not met; therefore, the financial impact may vary depending on the continuity of ESG performance. On the other hand, the use of sustainable financing instruments may facilitate access to funding sources and increase the continuity of cash inflows from financing activities.
	Judgment on the Anticipated Financial Impact: The financial impacts of sustainable financing instruments may vary depending on market conditions, variable interest rates specific to financing agreements, ESG performance criteria, and the timing of fund utilization. Due to these uncertainties, the reflection of these impacts in the financial statements cannot currently be measured quantitatively in a reliable manner and has therefore been assessed qualitatively.
	Related Item in the Consolidated Financial Statements for the Anticipated Financial Impact: Financing expenses, cash flows from financing activities



Sustainable Financing and Resource Allocation

Currently, Turkcell has incorporated sustainable financing instruments into its financing strategy. The company uses various debt instruments aligned with its financing strategy, including sustainable capital market instruments and sustainable bank loans. The Sustainable Finance Framework, approved with a Second Party Opinion by DNV and aligned with ICMA, LMA, and LSTA principles, is integrated into the business model as the main reference for determining the eligibility of projects to which revenues will be allocated. Within this scope, in January 2025, a 7-year USD 500 million sustainable Eurobond was issued, marking the company's first sustainable bond issuance. Through these practices, projects that contribute to renewable energy, green buildings, energy efficiency, clean transportation, and the circular economy, and that provide opportunities for emission reduction or avoidance, are directly financed.

A financing approach linked to ESG performance is implemented; direct contributions are made to corporate emission reduction targets through loans linked to sustainability targets and green loans. In addition, transparency and trust in financial markets are strengthened through the reporting and auditing of sustainable financing instruments, indirectly driving transformation within investors and financial institutions. To this end, our vision is to make sustainable finance a core component of our capital structure, diversifying our funding sources and investor base, and increasing the share of structures that transparently integrate our ESG performance into financial conditions.

We have various financing sources that provide sustainability-themed loans. In this context, the three-year maturity, EUR 50 million sustainability loan received from BNP Paribas in May 2019 was updated in 2021, in line with an agreement with the bank, to EUR 70 million with maturity extended to December 2026. The targets of the loan include the share of renewable energy in electricity consumption, the share of renewable energy generated within the group, and the annual volume of electronic waste collected from customers and employees.

In line with our corporate targets, we continued our efforts on sustainable and green financing transactions in 2025, covering both domestic and international banks, as well as capital markets. Within this scope, we signed a new loan agreement with HSBC for EUR 45 million to finance our data center investments that prioritize energy efficiency and offer innovative technological solutions. The aim of these practices is to diversify our financing structure, including potential green issuance alternatives, and to support sustainability-focused investments.

The company closely monitors market conditions and cost advantages related to sustainable financing instruments and considers expanding their share within the debt portfolio if suitable opportunities arise.



Business Strategy and Decision Making

Turkcell positions sustainability and combating climate change as components of its business strategy. In this context, global and sectoral developments are closely monitored, and key topics that may affect the business strategy are systematically integrated into risk and opportunity assessment, decision-making, and implementation processes.

In line with Türkiye's ratification of the Paris Agreement and the national target to reach net-zero carbon emissions by 2053, Turkcell resolutely supports efforts to combat climate change and commits to achieving net-zero emissions from its operations by 2050. Within this scope, the company has committed to submitting a net-zero target to the Science Based Targets initiative (SBTi) and is in the process of determining its greenhouse gas emission reduction targets using a science-based approach.

Resource Allocation and Business Model Adaptation

Turkcell integrates climate-related risks and opportunities into its business model, investment priorities, and operational decision-making processes, including resource allocation. This approach aims to ensure operational continuity while enabling a business model transformation aligned with long-term financial and environmental objectives.

The company makes investments aimed at increasing climate resilience in order to reduce the impacts of physical and transition risks arising from climate change on operational continuity and cost structure. In this context, a comprehensive fire risk analysis was conducted in company buildings during the 2025 reporting period, and proactive measures were taken. Similarly, measures against fire risks were implemented at the company's own wind power plant. In addition, in new data center capacity investments, fire protection systems are being integrated into buildings from the design stage. Investments exceeding TRY 95 million (USD 2.4 million) were made in line with these actions. Thus, the company designs its critical data center infrastructure to be climate-resilient while also strengthening its existing facilities.

To strengthen energy supply security and increase resilience to cost volatility, solar energy investments totaling TRY 4.7 billion (USD 120 million) have been made, of which TRY 2.7 billion (USD 69 million) was realized during the 2025 reporting period. To adapt to transition risks and strengthen long-term financial resilience, the company gradually increases its investments in renewable energy transformation. In this regard, the company aims to invest a total of USD 240 million in solar energy projects by the end of 2026. With deployed and planned solar and wind energy projects, the company's target is to supply a significant portion of energy consumption from renewable sources. These investments help reduce carbon emissions and support financial resilience by lowering energy costs in the long term.

Within this scope, TRY 5.4 billion (USD 137 million) was utilized during the reporting period to fulfill climate and environmental responsibilities. Furthermore, in addition to environmental capital expenditures, investments totaling TRY 5.1 billion (USD 129 million) were made in our data centers, which meet international energy-efficiency standards and hold LEED Gold certification. By increasing the energy efficiency of data centers, we aim to strengthen sustainable and resilient digital infrastructure.



Climate Transition Plan

Turkcell's climate transition plan has been developed within a framework in which favorable, moderate, and adverse scenarios are assessed in conjunction. In this context, the IEA NZE 2050, STEPS, and CPS scenarios were used to evaluate climate policies, carbon pricing, electricity pricing, and technological developments in data centers, while the IPCC SSP1-2.6, SSP2-4.5, and SSP5-8.5 scenarios were used to analyze physical climate variables such as economic growth, demographics, temperature increase, precipitation deviations, and water stress. The scenarios have been considered as a reference framework that supports the evaluation of physical and transition risks.

Climate targets have been designed in alignment with the Paris Agreement's 1.5°C target and have been approved by the SBTi. Accordingly, Turkcell set a target to reduce the combined total of its absolute Scope 1 and Scope 2 emissions by 50.47% and its Scope 3 emissions by 25%, compared to the 2020 base year, by 2030; this target was achieved within two years of the base year. During the reporting period, a commitment was made to submit a "Net Zero by 2050" target to the SBTi. The main dependency areas of the transition plan are energy dependency and operational physical risks that may arise due to extreme weather. Turkcell uses climate scenarios as a TSRS-compliant evaluation framework and as a tool to support strategic decision-making processes under uncertainty.

Target Achievement Plan

You can find the target achievement plan under the "Target Achievement Plan" subsection of the "Targets and Metrics" section of this report.

Climate Resilience

Turkcell utilizes climate-related scenario analyses to identify, prioritize, and continuously monitor risks and opportunities arising from climate change. These analyses, covering short-, medium-, and long-term time horizons, enable the evaluation of forward-looking projections; their outputs contribute to the development of strategic action plans and to strengthening the resilience of the business model. Scenario analyses are used as one of the key tools in evaluating the potential impacts of climate risks on operational continuity, cost structure, and investment priorities.

In this context, Turkcell aims to enhance its capacity to adapt to climate risks by integrating the outputs of scenario analyses into its strategy, business model, and resource allocation decisions, and to evaluate emerging opportunities in line with long-term value creation.

Areas of Uncertainty Considered in Scenario Analyses

Turkcell conducts scenario analyses based on different global temperature trajectories in order to evaluate its corporate resilience to climate change. These analyses enable the assessment of short-, medium-, and long-term impacts in conjunction, allowing the evaluation of potential implications of climate risks on the business model, operational continuity, cost structure, and investment decisions.

In this context, Turkcell has considered three different temperature trajectories: scenarios aligned with the Paris Agreement, where global temperature increase is limited to 1.5°C (IEA NZE 2050 and SSP 1-2.6); intermediate scenarios where current policies and trends largely continue and temperature increase exceeds 2°C (IEA STEPS and SSP 2-4.5); and adverse scenarios where climate policies remain insufficient and global warming of approximately 3°C or more occurs (IEA CPS and SSP 5-8.5). This approach enables the assessment of a broad range of impacts, ranging from a low-carbon transition path to a global outlook in which physical and transition risks become significantly more pronounced.

Scenarios aligned with the Paris Agreement assume a rapid transformation in energy systems, the widespread adoption of renewable energy sources, and a gradual reduction in dependence on fossil fuels. The transition requirements outlined in this context serve as a reference in shaping Turkcell's long-term strategic direction, investment priorities, and energy management approach. However, the realization of this trajectory depends on the effectiveness of carbon pricing mechanisms, the continuity of regulations supporting energy transition, and the predictability of energy markets.

Uncertainties related to energy supply and energy costs, which are particularly critical for the telecommunications sector, are central to the scenario analyses. As emphasized in the IEA's 2025 outlook, volatility of energy prices, the pace of scaling renewable energy investments, the transformation of grid infrastructures, and uncertainties in regulatory frameworks have been assessed as key risk areas with potential impacts on Turkcell's operational costs and long-term financial resilience.

In scenarios with greater increases in global temperature, delays in climate policies may prolong the use of carbon-intensive energy and lead to an increase in physical climate risks. Rising temperatures, extreme weather, and vulnerabilities in energy supply may, over time, trigger stricter regulatory interventions and higher costs, thereby increasing financial uncertainty for businesses with energy-intensive infrastructures.

For this reason, Turkcell considers not only optimistic transition scenarios but also more adverse temperature trajectories, integrating potential measures related to energy efficiency, renewable energy use, infrastructure resilience, and cost management into its strategic planning process. Within this framework, the company's climate adaptation capacity is supported by the flexibility of its existing financial resources, its ability to reposition assets, and investments in climate-related mitigation and adaptation. In line with the risks and opportunities identified through climate scenario analyses, investments are planned and implemented to enhance energy efficiency, increase renewable energy deployment, strengthen infrastructure resilience, and ensure operational continuity.

With this approach, the company aims to remain prepared for different climate futures while managing risks and evaluating emerging opportunities in line with long-term value creation. This approach supports the company's capacity to reassess its existing assets as needed, accelerate technological transformation, and enhance the resilience of its business model by adapting to changing climate conditions. Turkcell maintains the flexibility to respond to climate-related risks and opportunities by periodically reviewing capital allocation, operational expenditures, and investment plans, and redirecting resources in line with strategic priorities.

Analysis of Climate Scenarios

Climate scenario analyses covering a broad set of scenarios, ranging from those aligned with a 1.5°C trajectory to those projecting temperature increases of approximately 3°C or more, have been conducted, based on scenarios aligned with the Paris Agreement's 1.5°C target. This approach ensures that the scope of the analysis remains sufficiently broad to enable the assessment of different climate futures.

The rationale behind the selection of scenarios was their reflection of different policy approaches to climate change, varying speeds of energy transition, and differing levels of uncertainty. This enables a holistic evaluation of how Turkcell's business model and financial resilience may be impacted under different climate transition pathways.

Climate scenario analyses have been conducted within the short-, medium-, and long-term time horizons defined by Turkcell, enabling climate-related risks and opportunities to be assessed within the respective time frames. The global scenarios used cover not only near-term projections but also long-term outlooks extending to 2050 and beyond, providing inputs for assessing the resilience of the business model within the strategic planning process. The scenario analyses in question have been reviewed using up-to-date and reliable sources, and evaluated for the reporting period of January 1, 2025, to December 31, 2025.





Driving Force	Climate Change and Energy Policies		
Temperature Trajectory	1.5 °C	2°C	3°C
Scenario Name	NZE 2050	STEPS	CPS
Key Assumptions	The energy sector reaches net zero CO_2 emissions by 2050. Global temperature increase peaks at ~1.6°C and declines back to 1.5°C by 2100. Coal phase-out, methane reduction, energy efficiency, and CO_2 removal are the main policy instruments. Grid flexibility increases rapidly, battery capacity reaches ~2,900 GW by 2035, and oil prices decline over the long term.	Existing and announced policies are implemented, but prove insufficient to achieve climate targets. Energy demand continues to increase. Emissions approach a peak in the 2030s and remain high by 2050. Electricity generation and renewable energy investments increase, while grid flexibility and battery capacity strengthen at a moderate level.	Only existing policies continue, and no new incentives are introduced. Energy efficiency and clean energy investments slow down, and fossil fuels remain dominant. Emissions remain high for an extended period, and global temperature increase approaches ~3°C. Grid flexibility and storage capacity grow only to a limited extent. Battery energy storage capacity reaches ~1,400 GW by 2035, significantly below the projections of STEPS and NZE.

Driving Force	Carbon Pricing		
Temperature Trajectory	1.5 °C	2°C	3°C
Scenario Name	NZE 2050	STEPS	CPS
Key Assumptions	In a net-zero emissions scenario, carbon prices are expected to increase significantly over time. For 2035, 2040, and 2050, the carbon price per ton is projected at USD 125, 160, and 200 respectively for developing economies, and USD 180, 205, and 250 for advanced economies.	Under the STEPS scenario, carbon prices in the European Union (EU) are expected to increase gradually over time. According to projections, the carbon price per ton reaches USD 89 in 2035, USD 92 in 2040, and USD 174 in 2050.	Under the CPS scenario, increases in carbon prices remain considerably lower. For the European Union, the carbon price per ton is projected to remain at approximately USD 87 in 2035, 2040, and 2050.



Driving Force	Economic Growth		
Temperature Trajectory	1.5 °C	2°C	3°C
Scenario Name	SSP 1-2.6	SSP 2-4.5	SSP 5-8.5
Key Assumptions	Under the SSP1 scenario, the Turkish economy is expected to enter a stable growth trajectory after 2025. Türkiye's gross domestic product (GDP) based on purchasing power parity, which is approximately USD 3.1 trillion in 2025, rises to approximately USD 3.8 trillion in 2030, grows to USD 6.4 trillion in 2050, and exceeds USD 9 trillion by 2100. This outlook reflects an economic profile that gradually approaches higher income levels over the long term. The global economy also demonstrates strong growth under the SSP1 scenario. Global GDP, which is approximately USD 124 trillion in 2025, increases to USD 174 trillion in 2030, USD 306 trillion in 2050, and USD 650 trillion by 2100. This projection indicates that under this scenario, which assumes low-emission and sustainable development, the global economy expands significantly over the long term.	Under the SSP2 scenario, Türkiye's economy follows a stable yet more balanced growth trajectory. GDP, which stands at approximately USD 3.1 trillion in 2025, increases to USD 3.75 trillion in 2030, USD 6.1 trillion in 2050, and approximately USD 8.8 trillion by 2100. This outlook reflects an economic framework characterized by sustained moderate growth. A similar trend is observed at the global level. The global economy, valued at USD 124 trillion in 2025, rises to USD 174 trillion in 2030, USD 282 trillion in 2050, and USD 642 trillion by 2100. In this respect, SSP2 represents a "middle-of-the-road" global development scenario characterized by neither rapid nor slow growth.	Under the SSP5 scenario, Türkiye's economy exhibits strong growth dynamics. GDP, approximately USD 3.1 trillion in 2025, rises to USD 3.8 trillion in 2030, USD 7.1 trillion in 2050, and USD 13.7 trillion by 2100. This outlook is consistent with an energy-intensive yet rapidly expanding economic structure. The global economy also expands strongly under SSP5. Global GDP, USD 124 trillion in 2025, reaches USD 175 trillion in 2030, USD 354 trillion in 2050, and approximately USD 1.05 quadrillion by 2100. This scenario represents a growth trajectory in which rising incomes and accelerating economic activity become dominant globally.

Driving Force	Demographics		
Temperature Trajectory	1.5 °C	2°C	3°C
Scenario Name	SSP 1-2.6	SSP 2-4.5	SSP 5-8.5
Key Assumptions	Türkiye's population is projected to reach approximately 90 million in 2030 and 95 million in 2050, before declining to around 80 million by 2100. The global population is expected to reach 8.4 billion in 2030 and 9.1 billion in 2050, before declining to 7.9 billion by 2100. This scenario describes a smaller but prosperity-oriented population structure characterized by high education levels, low mortality, and low fertility rates. Migration flows remain balanced and moderate.	Türkiye's population reaches 90 million in 2030 and rises to 96 million by 2050, stabilizing at approximately 84 million by 2100. The global population reaches 8.5 billion in 2030, 9.6 billion in 2050, and 9.8 billion by 2100. This scenario presents a stable demographic outlook characterized by medium education levels, low mortality, and moderate fertility. Migration flows remain balanced and structurally moderate.	Türkiye's population reaches 89 million in 2030, 95 million in 2050, and 79 million by 2100. The global population reaches 8.4 billion in 2030, 9.1 billion in 2050, and declines to 8 billion by 2100. This scenario reflects a strong urbanization trend driven by low fertility and mortality rates, high education levels, and high levels of migration. The population becomes largely concentrated in major cities.

Driving Force	Deviations in Precipitation Levels		
Temperature Trajectory	1.5 °C	2°C	3°C
Scenario Name	SSP 1-2.6	SSP 2-4.5	SSP 5-8.5
Key Assumptions	Due to rising surface temperatures, precipitation is expected to increase in Türkiye's northern and eastern regions, while annual precipitation is projected to decline in the Mediterranean basin due to higher air temperatures and shifting atmospheric circulation patterns. At the global level, under SSP1–2.6, median projections indicate a limited decline in total annual precipitation across the near term (2021–2040), medium term (2041–2060), and long term (2081–2100), while uncertainty ranges include the possibility of both increases and decreases.	In the SSP2–4.5 scenario, rising temperatures lead to significant changes in precipitation patterns. While precipitation is expected to increase in Türkiye's northern and eastern regions, annual precipitation is projected to decline in the Mediterranean basin due to rising temperatures and shifting atmospheric circulation patterns. At the global level, median projections indicate an increasing downward trend in total annual precipitation across the near, medium, and long term.	While precipitation is expected to increase in Türkiye's northern and eastern regions, annual precipitation is projected to decline in the Mediterranean basin due to rising temperatures and shifting atmospheric circulation patterns. At the global level, median projections indicate an increasing downward trend in total annual precipitation across the near, medium, and long term.

Driving Force	Developments in Data Centers		
Temperature Trajectory	1.5 °C	2°C	3°C
Scenario Name	NZE 2050	STEPS	CPS
Key Assumptions	As electricity demand increases by more than 50%, the need for system flexibility peaks during peak-demand periods. At the global level, battery capacity reaches ~2,900 GW; with the power sector reaching net zero, data centers and all other electrical loads operate with the lowest-CO_2-intensity electricity mix.	In 2025, data center investments reach ~USD 580 billion, surpassing global oil supply investments. Electricity consumption increases by twofold by 2030 and by threefold by 2035, yet accounts for less than 10% of global demand growth between 2024 and 2030. More than 80% of capacity and over 85% of new investments are concentrated in the United States, China, and the European Union. By 2030, approximately 50% of electricity demand growth in the United States and 6–10% in China and the EU comes from data centers. By 2035, the goal is to achieve lower emissions intensity by supplying approximately 45% of additional electricity supplied from renewable energy sources; however, high uptime requirements limit the practical flexibility potential of data centers.	Electricity consumption of data centers increases by approximately twofold by 2030 and by approximately threefold by 2035; nevertheless, data centers account for less than 10% of global electricity demand growth between 2024 and 2030, with the main growth in demand coming from electric vehicles, industry, and cooling. In advanced economies, electricity demand growth from buildings reaches approximately ~3.2% per year under CPS, a significant portion of which is attributable to artificial intelligence and data centers. Natural gas accounts for a large share (+~285 TWh) of additional electricity supply for data centers, while renewables account for approximately 40%.



Driving Force	Technological Developments		
Scenario Name	Net-zero-aligned digitalization scenario (network & devices)	Data centers and AI	Early warning and cell broadcast
Key Assumptions	In 2023, the mobile sector consumed approximately 290 TWh of electricity, corresponding to about 1% of global demand. More than 75% of operators' Scope 2 emissions originate from network operations. 60–80% of this figure results from base stations; therefore, RAN efficiency represents a critical area for emissions reduction. The sector focus for the 2025–2030 period includes 4G/5G modernization, the shutdown of 2G/3G networks, high-efficiency base station equipment, integration of renewable energy and energy storage systems, and increased device circularity.	Projections indicate that global data center electricity consumption will increase by approximately threefold between 2023–2030, while consumption linked to accelerator hardware (e.g., GPUs) will grow by over fourfold; nevertheless, data centers account for approximately 10% of global electricity demand growth. The expansion of AI workloads makes technical investments such as high-density racks, liquid cooling, waste heat recovery, PUE optimization, and direct renewable energy supply increasingly critical. In addition, the positioning of data centers as assets that provide flexibility to the grid through load shifting, demand-side participation, and energy storage systems is becoming increasingly important, pointing to a scenario where transparency and performance monitoring become critical as the role of data centers expands after 2030.	For the 2025-2027 period, the global objective under the EW4All initiative is to ensure that the entire population is covered by at least one early warning system based on Cell Broadcast (CB) technology, capable of delivering simultaneous alerts to all users within a specific geographic area via mobile networks. At COP28, GSMA and ITU called on the mobile sector to establish national CB architectures, with 4.5G/LTE emerging as the primary carrier layer due to the shutdown of 2G/3G networks. After 2035, as climate risks intensify, mobile networks are expected to become the core of national resilience infrastructure, potentially bringing transition plans that combine climate adaptation and emissions reduction onto operators' agendas. In the long term, CB, AI-supported disaster forecasting, and IoT integration position telecom infrastructure as the digital backbone of disaster management and the energy system.

Driving Force	Water Stress		
Scenario Name	Optimistic	Middle Ground	Pessimistic
Temperature Trajectory	1.5 °C	2°C	3°C
Key Assumptions	Analyses conducted under the optimistic scenario show that Turkcell's locations in Türkiye remain under high water stress. In 2030, 77% of locations fall into the water stress category of high or above, with this figure being 84% in 2080 and 76% in 2050.	Under the Business as Usual (BaU) scenario, the majority of Turkcell locations remain under high water stress. In 2030, 80% of locations fall into the water stress category of high or above, with this figure being 84% in 2050 and 88% in 2080.	Under the pessimistic scenario, the vast majority of Turkcell locations remain under high water stress. In 2030 and 2050, 84% of locations fall into the water stress category of high or above, with this figure being 88% in 2080.

Sources:
International Energy Agency (IEA), World Energy Outlook
Intergovernmental Panel on Climate Change (IPCC), Shared Socioeconomic Pathways
GSM Association (GSMA), Mobile Net Zero: State of the Industry on Climate Action 2025
World Resources Institute (WRI), Aqueduct Water Risk Atlas

Scenario Name	1.5 °C	2°C	3°C
Physical Risks and Implications	• The need to align with growing net-zero operations in the energy system and periodic supply and demand imbalances may create a risk to service continuity, albeit to a limited extent, in networks and data centers. • A limited increase in temperatures may help keep physical risks manageable by relatively constraining the severity and frequency of extreme weather events. • The rise in the infrastructure and use of digital technologies may increase the visibility of the need for critical service continuity during climate events. • Access interruptions caused by extreme weather events that may recur periodically could increase the need for repairs and maintenance in base stations and fiber infrastructure, and in high-temperature regions, energy consumption may increase to a limited extent due to cooling requirements. • Chronic water stress may put pressure on operational continuity and water efficiency in data centers through cooling and auxiliary systems.	• Rising electricity demand and stronger cooling requirements may increase the risk of outages and operational disruptions during peak demand periods. • As infrastructure expands, managing exposure to climate events may remain an operational priority. • Growing population may increase expectations for service continuity during climate events, raising the need for operational resilience. • Rising temperatures may increase cooling needs, thereby increasing operational costs and continuity risks due to energy consumption and equipment wear and tear. • The spread and severity of water stress may increase risks related to usage restrictions and supply uncertainty, placing pressure on service continuity and cost structures in data centers.	• Extreme heat and high volatility may create significant pressure on service continuity by increasing the risks of overheating, insufficient cooling capacity, power outages, and asset damage in networks and data centers. • Continued energy supply fragility and increased probability of outages may amplify business continuity risks in networks and data centers. • As rapid growth increases data traffic and infrastructure investments, the need for service continuity and exposure management may become critical against climate-related extreme events. • Concentration in metropolitan areas may increase location-specific outage and access risks during extreme weather events, making critical infrastructure management more important. High levels of data usage may increase energy consumption and capacity requirements, putting pressure on cost structures. • Due to the regional variation in climate impacts, failure frequency and maintenance costs may increase in areas with high risk of flooding and landslides, while cooling requirements and equipment wear risks may rise significantly in high-temperature regions. • Increasing disaster risk may position mobile networks as a more critical component of national resilience infrastructure, increasing the need for continuity and coverage reliability.



<table>
<tr><th>Scenario Name</th><th>1.5 °C</th><th>2°C</th><th>3°C</th></tr>
<tr><td>Transition Risks and Implications</td><td>
• The expectation of energy efficiency and low-carbon investments on the path to sustainable growth may increase the need for compliance and standard requirements in technology and infrastructure investments.

• Increasing demand for data-intensive services makes energy consumption and infrastructure capacity management more critical, and efficiency investments gain priority.

• Strong climate policies may increase pressure for compliance in energy efficiency, renewable energy supply, and low-carbon infrastructure investments.

• Water efficiency expectations and potential regulations may bring into discussion monitoring, reporting, and efficiency investments.
</td><td>
• The incremental pace of transformation may lead to volatility in energy costs, which may put pressure on the cost of sales and cash flow from operating activities during certain periods, and the need to diversify the energy supply structures may affect investment planning.

• Energy costs and regulatory expectations may become more influential in financial planning.

• A gradual increase in carbon costs over time may create incremental pressure on energy and supply costs and require stronger carbon cost projections in financial planning.

• Growing network coverage and capacity needs may increase long-term investment plans, while energy costs and efficiency indicators may become more influential.

• The need to accelerate energy efficiency and renewable energy investments may become more decisive in capital expenditure planning.

• The need to invest in alternative water supply and efficiency-enhancing technologies may increase, potentially affecting capital expenditure and operational planning.

• High-density workloads may increase sensitivity to temperature fluctuations and power outages, raising operational continuity risks.
</td><td>
• Energy-intensive growth may increase the impact of electricity costs and climate-related regulations on financial planning, creating upward pressure on the cost of sales and investment requirements.

• Intensive data usage and high data traffic may increase energy consumption and capacity requirements, putting pressure on cost structures.

• Increasing adaptation needs may place pressure on redundancy, resilience, energy supply diversification, and operational planning, and may lead to higher capital expenditures.

• Low carbon costs may reduce cost pressure on the company in the short term; however, this may limit the economic attractiveness of low-carbon investments, causing decisions to depend more on regulatory and strategic factors than market signals.

• A relatively high share of fossil fuels in energy supply may create risks related to carbon intensity and cost volatility.

• Unexpected compliance investments and emergency measures may create uncertainty in financial planning, and infrastructure upgrades and alternative water supply investments may become mandatory.
</td></tr>
</table>



Scenario Name	1.5 °C	2°C	3°C
Opportunities	• An increasing share of renewable energy may support energy resilience by limiting cost volatility in the medium to long term, and operational emissions intensity may be reduced through on-site generation and efficiency projects. • Favorable global financing conditions may facilitate access to sustainable finance instruments. • Renewable energy supply and energy efficiency investments may provide cost resilience by balancing carbon-cost-related volatility and may support access to sustainable financing. • Low-carbon transformation investments may reduce energy cost and supply risks, support access to sustainable financing, and strengthen long-term competitiveness. • Efficient equipment modernization together with the integration of renewable energy use and storage may support long-term competitiveness by reducing energy costs and improving emissions management. • The expansion of circular products and services may contribute to reducing operational emissions intensity and strengthening sustainability-focused brand value.	• A gradual transition to low-carbon solutions may create opportunities in terms of cost management and long-term competitiveness by scaling renewable energy supply and energy efficiency applications. • In response to rising device and infrastructure costs, reuse, refurbishment, and lifecycle management practices may emerge as an area that supports cost resilience and creates new commercial opportunities in terms of customer segmentation.	• Diversifying energy supply, on-site renewable energy generation, and storage investments may be considered strategic transformation areas that strengthen financial resilience against cost volatility. • Increasing data traffic in large cities may support digital service, cloud, and data center revenues, while growth may be sustained through ARPU and value-added services. • Risk map-based planning, monitoring, and location-specific resilience investments may support long-term service continuity. • In the long term, the integration of AI and IoT into business operations may create new service areas and opportunities for partnerships with the public sector. • Advanced water efficiency solutions, alternative water sources, and strengthened design standards may enable long-term risk mitigation.



Targets and Metrics





Greenhouse Gas Emissions

Turkcell calculates and reports its greenhouse gas emissions annually based on the operational control approach, in accordance with the 2004 GHG Protocol Corporate Accounting and Reporting Standard and ISO 14064-1:2019, in alignment with financial reporting boundaries and reporting periods. In these calculations, the Global Warming Potential (GWP) coefficients published in the IPCC Sixth Assessment Report are used as the basis. The IPCC methodology serves as the primary reference for determining emission factors, and the most recent emission factors published by DEFRA and the EPA are applied where necessary.

You can find detailed information in the "Greenhouse Gas Emissions Measurement Approach" section. The prepared reports are verified by authorized independent third-party organizations in accordance with ISO 14064-3:2019. The verification reports are available in the **certificates section** of the company website.

For the 2025 reporting year, the consolidated absolute gross greenhouse gas emissions of the parent company and its consolidated affiliates and subsidiaries are presented in Table 1. Tables containing emission details by subsidiary are presented in Appendix-2. Changes are monitored across all categories. Detailed explanations for year-on-year changes exceeding 10% within their corresponding categories are provided under their respective tables.

Table 1: Scope 1 Greenhouse Gas Emissions

Scope	2024 (tonsCO_2e)	2025 (tonsCO_2e)	Year-on-year Change (tonsCO_2e)
Scope 1: Direct Emissions	10,654.99	**16,047.27**	-
Stationary Combustion	1,934.37	**3,164.39**	1,230.02
Mobile Combustion	6,284.97	**5,807.51**	(477.46)
Fugitive Emissions	2,435.65	**7,075.37**	4,639.72*

(*) As a result of the expansion of the measurement scope and improvements in data quality, more comprehensive and higher-quality data were obtained for fugitive emission calculations compared to the previous reporting period. Accordingly, emissions in this category increased compared to the previous period.

Table 1: Scope 2 Greenhouse Gas Emissions

Scope	2024 (tonsCO_2e)	2025 (tonsCO_2e)	Year-on-year Change (tonsCO_2e)
Scope 2: Indirect Energy Emissions (Electricity Consumption)	-	**-**	-
Location-Based Indirect Energy Emissions	453,087.63	**387,936.30**	(65,151.33)*
Market-Based Indirect Energy Emissions**	-	-	-

(*) During the reporting period, the share of renewable energy sources that started operations increased. Additionally, as emissions related to processes in our data centers, where operational control rests with our customers, were included under Scope 3 Category 8, our Scope 2 location-based emissions decreased compared to the previous period.

(**) As it has been balanced through renewable energy certificates, the reported figure represents net emissions.





Table 1: Scope 3 Greenhouse Gas Emissions

Scope	2024 ($tonsCO_2e$)	2025 ($tonsCO_2e$)	Year-on-year Change ($tonsCO_2e$)
Scope 3: Indirect Emissions (Value Chain)	250,820.34	**365,067.17**	-
Category 1 Purchased Goods and Services	71,407.99	**73,507.61**	2,099.62
Category 2 Capital Goods	113,277.39	**101,621.64**	(11,655.75)
Category 3 Fuel- and Energy-Related Activities Not Included in Scope 1 or 2	29,660.21	**33,931.22**	4,271.01
Category 4 Upstream Transportation and Distribution	2,147.61	**4,399.84**	2,252.23
Category 5 Waste Generated in Operations	878.97	**790.71**	(88.26)
Category 6 Business Travel	3,015.27	**4,284.49**	1,269.22

Table 1: Scope 3 Greenhouse Gas Emissions

Scope	2024 ($tonsCO_2e$)	2025 ($tonsCO_2e$)	Year-on-year Change ($tonsCO_2e$)
Category 7 Employee Commuting	275.52	**1,076.63**	801.11
Category 8 Upstream Leased Assets	3,930.93	**25,563.49**	21,632.56
Category 9 (*) Downstream Transportation and Distribution	-	**-**	-
Category 10 (*) Processing of Sold Products	-	-	-
Category 11 Use of Sold Products	11,363.58	**115,264.82**	103,901.24 (**)
Category 12 End-of-Life Treatment of Sold Products	15.21	**5.35**	(9.86)
Category 13 Downstream Leased Assets	3.35	**486.37**	483.02
Category 14 Franchises	9,869.46	**2,192.97**	(7,676.49)
Category 15 Investments	4,974.85	**1,942.04**	(3,032.81)

(*) This is not applicable to Turkcell.

(**) The inclusion of emissions from our TRNC and Belarus operations in the calculations this year and the increase in the replacement rate of older modems among subscribers in line with technological developments led to an increase compared to the previous period.



Scope 1 emissions consist of direct emissions from Turkcell and its subsidiaries subject to consolidation and were measured at a total of 16,047.27 tCO_2e.

Location-based Scope 2 emissions represent greenhouse gas emissions resulting from electricity purchased by Turkcell and its subsidiaries subject to consolidation and are calculated based on the average emission factors of the relevant grid or region where the electricity is consumed. In this context, consolidated location-based Scope 2 emissions for the reporting period were measured at 387,936.30 tCO_2e.

Under the market-based approach, Scope 2 emissions are calculated by deducting emissions associated with purchased renewable energy certificates (YEK-G) from the location-based emission values. In this context, all Scope 2 emissions for the reporting period were offset through renewable energy certificates and market-based Scope 2 emissions were measured at 0 tCO_2e.

Assumptions applied in emissions calculations are explained in detail under the "Excluded Calculations" section.

Turkcell has no other investments excluded from its Scope 1 and Scope 2 emission calculations.

Consolidated Emissions Tons CO_2e


2024
2025
2024
2025
2024
2025
2024
2025
10,654.99
16,047.27
453,087.63
387,936.30
0
0
250,820.34
365,067.17
Scope 1
Scope 2
(Location-Based)
Scope 2
(Market-Based)
Scope 3

Relative Greenhouse Gas Emissions


98.23
72.62
29.45
21.32
10.25
8.83
2024
2025
Scope 1 + Scope 2 (Location-Based) / Total Net Revenue (Million USD)
Scope 1 + Scope 2 (Location-Based) / Total Network Traffic (Petabytes)
Scope 1 + Scope 2 (Location-Based) / Total Customers (1000 Customers)


2.26
2.88
0.68
0.85
0.24
0.35
2024
2025
Scope 1 + Scope 2 (Market-Based) / Total Net Revenue (Million USD)
Scope 1 + Scope 2 (Market-Based) / Total Network Traffic (Petabytes)
Scope 1 + Scope 2 (Market-Based) / Total Customers (1000 Customers)

Alignment with Climate-Related Opportunities and Assets Vulnerable to Climate-Related Physical and Transition Risks

The company conducts analyses that consider its areas of operation, business model, and the geographic distribution and technical characteristics of its operational assets in order to assess the significance (probability and magnitude of impact) and potential impacts (exposure and vulnerability) of climate-related risks and opportunities. In this context, vulnerabilities that may arise from physical and transition risks, particularly for infrastructure, network equipment, and data centers, are assessed and monitored. However, uncertainties related to local and global climate scenarios create ambiguity in decision-making when it comes to precisely quantifying these impacts in financial or non-financial terms. Therefore, the relevant data cannot be disclosed in detail.

Capital Allocation Related to Climate-Related Risks and Opportunities

Turkcell's business model, investment priorities, and operational decision-making processes are discussed in detail in the strategy module of this report, in the "Sustainable Financing and Resource Allocation" and "Resource Allocation and Business Model Adaptation" sections.

Internal Carbon Pricing

Turkcell does not currently use internal carbon pricing as a direct input in its investment decision-making processes. Structural uncertainties specific to the sector and potential high price volatility in energy markets limit the operational feasibility of internal carbon pricing practices at present. However, unit carbon prices projected under climate scenarios aligned with the Paris Climate Agreement are monitored annually and considered as reference indicators to support a long-term resilience perspective. In this context, the gradual integration of these indicators into investment decision-making processes may be considered, once market conditions and the regulatory framework mature.

Remuneration

You can find detailed information in the "Incentive Mechanism" section of the Governance Module.

Sector Indicators

To comprehensively assess climate-related risks and opportunities, sector indicators that we regularly monitor due to the nature of our business have been reported within a framework aligned with the Telecommunications Sector Indicators recommended in the TSRS standards.

In addition, sector-specific indicators included in the TSRS 2 Supplementary Guidance for the e-commerce, automotive, real estate, banking, insurance, wind energy, solar energy, software, and information technologies sectors were evaluated as consolidated data sets within the scope of the materiality analysis, covering the subsidiaries of the Turkcell Group. As a result of the analyses conducted, these indicators were determined to be of low materiality for Turkcell Group. Therefore, although the relevant sector indicators were taken into consideration, they were not included within the scope of the report, as they were not determined to be priorities.



Table 2: Sector indicators under TSRS Appendix Volume – 59 Telecommunications are presented below.

Türkiye

Operational Metrics	2024	2025
Number of wireless subscribers[2]	38,427,003	**38,719,428**
Number of cable subscribers[3]	62,513	**119,526**
Number of broadband subscribers[4]	4,653,704	**4,697,693**
Fixed network traffic	9,606.00	**12,047.02**
Mobile network traffic (Petabytes)	5,739.00	**6,410.00**
Management of Systemic Risks Arising from Technology Disruptions		
Average system outage frequency (%)	0.328	**0.308**
Average outage duration for customers (Minutes)[1]	6.60	**5.80**
Total Energy Consumption by Source (GJ)		
Natural gas	27,466.24	**36,666.67**
Gasoline	63,507.34	**66,723.62**
Diesel	13,359.00	**15,561.83**
Total renewable energy generated	**274,899.98**	**451,613.45**
Solar energy	25,673.42	**218,382.41**
Wind energy	249,226.56	**233,231.04**
Purchased renewable energy – Electricity	3,623,622.66	**3,121,917.94**
Total energy consumption	**4,002,855.22**	**3,692,483.50**
Grid electricity percentage (%)	0	**0**
Renewable energy percentage (%)	97.39%	**96.78%**

Turkish Republic of Northern Cyprus

Operational Metrics	2024	2025
Number of wireless subscribers[2]	592,804	**622,339**
Number of broadband subscribers[4]	40,921	**38,225**
Fixed network traffic	108.28	**122.00**
Mobile network traffic (Petabytes)	50.55	**75.80**
Management of Systemic Risks Arising from Technology Disruptions		
Average system outage frequency (%)	-	**0.083**
Average outage duration for customers (Minutes)[1]	-	**6.61**
Total Energy Consumption by Source (GJ)		
Gasoline	1,936.59	**1,900.84**
Diesel	2,058.09	**617.55**
Total renewable energy generated	**6,203.75**	**7,790.40**
Solar energy	6,203.75	**7,790.40**
Purchased renewable energy – Electricity	25,051.68	**31,066.41**
Total energy consumption	**35,250.11**	**41,375.21**
Grid electricity percentage (%)	0	**0**
Renewable energy percentage (%)	88.67%	**93.91%**

Belarus

Operational Metrics

	2024	2025
Number of wireless subscribers[2]	1,528,062	**1,541,511**
Mobile network traffic (Petabytes)	243.40	**296.74**
Management of Systemic Risks Arising from Technology Disruptions		
Average system outage frequency (%)	0.23	**0.27**
Average outage duration for customers (Minutes)[1]	15.98	**16.70**
Total Energy Consumption by Source (GJ)		
Natural gas	2,062.26	**2,090.78**
Gasoline	3,648.54	**5,335.54**
Diesel	5,672.67	**4,415.26**
Purchased renewable energy – Electricity	124,247.19	**123,576.55**
Total energy consumption	**135,630.66**	**135,418.13**
Grid electricity percentage (%)	0	**0**
Renewable energy percentage (%)	91.61%	**91.26%**

Notes

(1) Note to TC-TL-550a.1 – Disclosure shall include a description of each significant performance issue or service disruption and any corrective actions taken to prevent future disruptions.

(2) Note to TC-TL-000.A – Wireless subscribers are defined as those customers that contract with the entity for mobile services, which include cellular phone service and/or wireless data service.

(3) Note to TC-TL-000.B – Wireline subscribers are defined as those customers that contract with the entity for fixed line phone services.

(4) Note to TC-TL-000.C – Broadband subscribers are defined as those customers that contract with the entity for fixed line cable and internet services, which include WiFi connections.

Note: The subscriber numbers presented in Table 2 have been calculated as the average of monthly subscriber counts.



Turkcell Consolidated Relative Energy Consumption (GJ)


4,173,735.99
3,869,276.83
2024
2025

Turkcell Consolidated Relative Energy Consumption (GJ)


884.07
695.56
265.05
204.17
92.25
84.60
2024
2025
Energy Consumption (GJ) Total Net Revenue (Million USD)
Energy Consumption (GJ) Total Network Traffic (Petabytes)
Energy Consumption (GJ) Total Customers (1000 Customers)



Water Management

Turkcell considers water consumption important for the continuity of its operations, particularly in data centers. Therefore, the water footprint was calculated for the first time in accordance with the ISO 14046:2016 standard and verified within the scope of ISO 14017:2022 standard for the 2025 operating year.

Türkiye, which is at the center of Turkcell's operational activities, has basins that experience high to extremely high water stress due to the country's geographical location. In this context, the group uses the World Resources Institute (WRI) – Water Aqueduct model in its climate scenario analysis to maintain and strengthen resilience. Details of this analysis, which is updated annually, can be reviewed in the "Analysis of Climate Scenarios" section.

The studies determined that the amount of water withdrawn from regions under high or very high water stress accounts for 93.8% of Turkcell's total water withdrawal.

Due to the high level of exposure to water stress, potential financial impacts were also assessed. Water consumption largely originates from data centers. In response to potential risks, data centers have been designed to operate without water consumption by deploying DX systems. DX systems operate using electrical energy, and the potential revenue loss that could occur if water consumption were eliminated was calculated but remained below the materiality threshold for the company. Additionally, given that energy expenses represent a limited share of consolidated revenue, the impacts arising from the high level of exposure to water stress are manageable for the company. Efforts to improve water efficiency are explained in the "Integration of Environmental Considerations into Strategic Planning for Data Center Needs and Efficiency Approach" section of this report.

Details of the water footprint calculated for the 2025 reporting year are presented in the following table, listed by basin. The basins were determined according to the classification published by State Hydraulic Works (DSİ), based on the geographic locations where Turkcell operates.

Table 3: Turkcell Water Footprint

Basin	Water Withdrawn (m^3)	Wastewater (m^3)	Consumption (m^3)
Antalya	203.22	193.06	10.16
Asi	1,910.75	1,815.21	95.54
Western Mediterranean	409.84	389.35	20.49
Büyük Menderes	692.20	657.59	34.61
Eastern Mediterranean	482.82	458.68	24.14
Eastern Black Sea Region	1,032.92	981.27	51.65
Euphrates-Tigris	12,075.50	11,471.73	603.78
Kızılırmak	3,402.49	3,232.36	170.12
Konya Closed Basin	208.04	197.64	10.40
Küçük Menderes	27,530.85	26,154.31	1,376.54
Marmara	128,863.53	122,420.36	6,443.18
Meriç-Ergene	1,951.02	1,853.47	97.55
Minsk	3,001.19	2,851.13	150.06
Nicosia - TRNC	724.47	688.24	36.22
Sakarya	86,644.36	82,312.14	4,332.22
Seyhan	863.00	819.85	43.15
Susurluk	2,243.52	2,131.34	112.18
Lake Van	965.90	917.60	48.29
Yeşilırmak	1,290.04	1,225.54	64.50
Çoruh	899.00	854.05	44.95



2025 - Turkcell Consolidated Water Footprint


170,902.38
Water Scarcity Footprint
(m³ world equiv.)
134,580.55
Gray Water Footprint
(m³)

2025 - Relative Water Footprint Indicators


Gray Water Footprint (m³)
Total Network Traffic (Petabytes)
24.19
Water Scarcity Footprint (m³ world equiv.)
Total Network Traffic (Petabytes)
30.72
Gray Water Footprint (m³)
Total Customers (1000 Customers)
2.94
Water Scarcity Footprint (m³ world equiv.)
Total Customers (1000 Customers)
3.74
Gray Water Footprint (m³)
Total Net Revenue (Million USD)
7.10
Water Scarcity Footprint (m³ world equiv.)
Total Net Revenue (Million USD)
9.02
0
5
10
15
20
25
30
35

Greenhouse Gas Emission Reduction Target

The primary metric used to set and monitor Turkcell's greenhouse gas emission targets is tCO_2e, and the targets focus on reducing absolute greenhouse gas emissions. The targets defined within this framework aim to achieve net zero emissions in the long term.

The targets are defined to cover all operations within the Turkcell Group, and the long-term target period is set as 2050. During the reporting period, no changes were made to the scope, methodology, or time horizon of the greenhouse gas emission targets compared to the previous reporting period.

Progress toward the targets and annual performance assessments are regularly monitored through internal and external reporting.

For detailed information, you can review the section titled "Plan for Achieving the Targets."


See the **relevant section.**

2030-2050 Net Zero Roadmap and Development Steps

The emission reduction plan established by Turkcell to achieve its 2050 net zero target addresses the development pathway between the 2030 interim target and the 2050 long-term target period within a three-stage framework:

Until 2030 – Near Term

- Deployment of energy efficiency and digital carbon management infrastructures
- Network modernization (e.g., FTTB → GPON, transition to passive optical components)
- Continued use of renewable energy and continued investment in renewable energy
- Establishment of a supply chain monitoring platform and integration of ESG criteria

2030-2040 – Medium Term

- Continued procurement of electricity from renewable energy sources
- Expansion of IoT- and AI-based energy optimizations
- Gradual increase in the number of electric and hybrid vehicles in the fleet
- Expansion of circular economy practices
- Development of initiatives that reduce the intensity of energy and water use in data centers

2040-2050 – Long Term

- Reduction of operational carbon emissions to near-zero levels
- Maturation of supply chain transformation and low-carbon product and market strategies
- Implementation of limited and complementary carbon offset mechanisms for unavoidable remaining emissions

The greenhouse gas emissions included within the defined targets are identified in accordance with relevant international standards and include Carbon Dioxide (CO_2), Methane (CH_4), Nitrous Oxide (N_2O), Hydrofluorocarbons (HFCs), Perfluorocarbons (PFCs), Sulfur Hexafluoride (SF_6), and Nitrogen Trifluoride (NF_3). These gases are included within the scope of the targets in alignment with the GHG Protocol and the relevant methodological frameworks used for measuring and reporting greenhouse gas emissions.

The methodology for setting greenhouse gas emission targets was developed within the framework of the Science Based Targets initiative (SBTi), and the interim (near-term) greenhouse gas emission reduction targets through 2030 were reviewed and approved by the SBTi as an independent third party. Regarding the long-term 2050 net zero greenhouse gas emissions target, the company has committed to setting an SBTi target and is continuing its efforts towards this objective.

In progress assessments, 2020 is used as the base year for the interim (near-term) targets established under the SBTi. Accordingly, Turkcell has set a target to reduce the total of Scope 1 and Scope 2 greenhouse gas emissions by 50.47% and Scope 3 greenhouse gas emissions by 25% in absolute terms by 2030 compared to the base year of 2020. As of the reporting period, the 2030 interim target has been achieved. In this context, efforts are ongoing toward the 2050 net zero target.

In setting these targets, the Paris Agreement, the most current and binding international framework for combating climate change, was taken as the basis, and in line with the goal of limiting global temperature increase to 1.5°C, the need for rapid and absolute reductions in greenhouse gas emissions has been recognized. Considering the transition risks faced by the telecommunications sector due to energy-intensive network infrastructure, increasing data traffic, and the need for uninterrupted service, the targets were shaped from the perspective of operational efficiency and long-term competitiveness.

Sectoral Decarbonization Approach and Use of Carbon Credits

Turkcell's greenhouse gas emission reduction targets have been determined by taking into account sector-specific emission profiles and energy consumption trends and are based on a decarbonization approach aligned with international best practices. Within this scope, the targets were structured to align with the SBTi Corporate Net-Zero Standard, and factors specific to the telecommunications sector, such as energy intensity, network infrastructure, and increasing data traffic, were incorporated into the target-setting process. The emission reduction strategy is primarily based on improving energy efficiency in operations, expanding the use of renewable energy, and prioritizing direct emission reductions.

On the path to achieving its net greenhouse gas emission targets, Turkcell prioritizes direct reduction activities and also utilizes complementary carbon offset instruments for the remaining emissions after reductions. Within this approach, renewable energy investments, energy efficiency projects, and renewable energy certificates such as YEK-G and I-REC are among the core elements of the carbon offset strategy.

In this context, Turkcell offset all Scope 1 emissions with Gold Standard Carbon Certificates (WPP) generated in 2025 and all Scope 2 emissions with YEK-G certificates, continuing its 2024 practices during the 2025 reporting period. The verification and certification processes for carbon credits are carried out under the internationally recognized third-party program Gold Standard. The carbon credits used are primarily sourced from projects based on carbon reduction, and offset practices are positioned as instruments supporting direct emission reductions rather than nature-based or technological carbon removal methods. Carbon credits and renewable energy certificates are listed on the sustainability page of the Turkcell website.





Target Achievement Plan

To effectively manage its carbon footprint and strengthen reduction strategies, Turkcell adopts a multidimensional approach that integrates operational transformation, digitalization, energy transition, and value chain management. Within this scope, the company aims to establish a system that will enable the instant and continuous monitoring of emission data, replacing manual methods. This project aims to increase data quality, traceability, and calculation accuracy, and to make decision-making processes stronger, faster and more reliable. Through the implementation of this digitalization-focused transformation, the company plans to achieve a comprehensive and sustainable improvement in emission management. Thanks to digital carbon management systems, energy consumption, fuel use, and emissions arising from operational activities can be monitored in a comparable manner, enabling the early identification of emission-intensive processes and the development of targeted reduction projects.

Technological transformations implemented in network infrastructure are also among the key components of the emission reduction plan. By transitioning from a FTTB architecture to a GPON architecture in fiber infrastructure and eliminating the need for active equipment in the field, the company aims to reduce electricity consumption and the associated carbon emissions. The longer service life and lower failure rates of passive optical components also contribute to reducing electronic waste generation and emissions arising from maintenance activities.

Turkcell positions connectivity and digitalization solutions as strategic growth areas that support the transition to a low-carbon economy. Broadband, IoT, cloud, and big data-based solutions are included in the portfolio as products and services that support B2B customers in emission reduction. Turkcell develops digital solutions that optimize resource consumption and reduce environmental impacts as part of its business model.

Introducing a new dimension to the driving experience, Turkcell Filom creates sustainable value and awareness for both individual and corporate users. Through advanced features based on travel and user analytics, the application enables the indirect reduction of fuel consumption. Turkcell Filom enables companies to transform their fleet management into a more environmentally friendly model, supporting emission reductions. In this context, going beyond providing a more efficient driving experience, the application also contributes to taking concrete steps toward a sustainable future.

IoT-based digital energy monitoring and management solutions developed by Turkcell are adapted to the needs of customers operating in different sectors, enabling real-time monitoring, analysis, and optimization of energy consumption. Within the scope of energy monitoring and management solutions, in projects conducted with corporate customers operating across multiple locations, lighting and climate control systems and other energy-consuming equipment are monitored individually, and the performance of electrical networks and equipment is tracked through current and voltage measurements. Through AI-supported analytics, unnecessary consumption is prevented and energy efficiency is improved. After optimizations, efficiency improvements of 10-25% in energy consumption can be achieved, and energy-related failures and inefficiencies can be identified at an early stage, enabling the implementation of preventive maintenance practices. These applications help customers reduce energy costs and decrease indirect greenhouse gas emissions.





To reduce emissions arising from employee mobility, shuttle transportation services, hybrid and remote working models, and digital meeting infrastructures are widely used. In the company vehicle fleet, fuel-efficient and low-emission vehicles are prioritized, and a gradual transition to hybrid and electric vehicles is underway.

Through modular data center designs and the deployment of capacity in phases, the company also aims to limit unnecessary embodied carbon impact. In backup energy systems, the company aims to reduce fuel consumption through use of lower-emission engine technologies and the remote management of generators.

To improve emission performance in backup energy systems, diesel generators supplied by Turkcell and Superonline and refueled with diesel by Regional Solution Partners (RSPs) have transitioned to the EU Stage III A engine emission class. The aim of this transition is to improve local emission performance and contribute to reducing the carbon footprint. Through the capabilities of Turkcell's Smart Energy Monitoring software, commands can be sent to generators remotely, significantly reducing the need for Regional Solution Partners to travel physically. As a result, the consumption of petroleum-based fuels is reduced, contributing to the reduction of the carbon footprint.

The main objective of Turkcell's energy transition targets is to increase the share of energy consumption supplied from renewable sources and manage energy-related transition risks. Renewable energy investments and energy efficiency practices are positioned as structural transformation measures that contribute to reducing greenhouse gas emissions and achieving long-term net zero targets.

Turkcell prioritizes direct emission reductions in achieving its climate targets and plans to reduce Scope 1 and Scope 2 emissions through renewable energy investments, energy efficiency projects, and the transition to low-carbon technologies. Increasing renewable energy investments for self-consumption and the use of renewable energy certificates constitute the core elements of this approach. For unavoidable emissions, the use of limited and complementary carbon offset instruments is envisaged.

The management of Scope 3 emissions is addressed through a comprehensive approach covering the supply chain, product life cycle, and customer use phases. The objectives in this context are to strengthen supplier climate performance expectations, expand circular economy practices, and improve data quality through digital monitoring infrastructures. This approach supports emission reductions not only in operational activities but across the entire value chain in line with the 2050 net zero target.

Within the scope of the Green Procurement approach, Turkcell follows a procurement policy that supports the use of low-carbon, energy-efficient, and recycled-content materials in its procurement processes. In new procurements, environmental performance criteria are directly integrated into tender processes through technical specifications and scoring mechanisms. Depending on the type of product or service, measurable environmental requirements, such as recycled plastic content (minimum content requirement), energy efficiency performance, packaging recyclability/reduction, circular economy compliance, and e-waste recovery requirements, are defined as mandatory criteria or scoring elements. Affirmative action is applied in favor of domestic suppliers. Suppliers document and declare compliance with these criteria at the bidding stage; during the contract period, product-level compliance is monitored through technical checks and corrective action processes are implemented for any non-conformities identified.

To reduce environmental impacts across the supply chain, digitalization and operational optimization-focused practices are implemented in our logistics processes.

In operational processes, resource use is reduced through practices such as logistics optimization, digital activation applications, sustainable packaging solutions, and the transition to low-emission vehicles. By redesigning SIM card distribution processes and digitalizing customer documentation, the company aims to reduce emissions associated with transportation and paper use.

In distribution operations, we aim to reduce our environmental footprint by expanding the use of electric vehicles and implementing practices to reduce plastic consumption. In e-commerce operations, 100% sustainable ecological materials are now being used for packaging and in internal protection materials, with fully compostable materials preferred in internal protection. Additionally, package volume optimization has been implemented and the packaging structure has been diversified to include envelope and parcel box formats.

Life Cycle Assessment (LCA) studies are conducted to better manage the environmental impacts of products and equipment and additional reduction opportunities are identified based on these studies.

To reduce supply chain-related emissions, efforts focus on increasing the use of domestic products where possible and expanding circular economy practices. In addition, Turkcell structures Environmental, Social, and Governance (ESG) assessment processes for the supply chain through a digital sustainability platform. Through this platform, suppliers' greenhouse gas emissions, energy and water use, human rights practices, occupational health and safety performance, and ethics and compliance indicators will be regularly monitored using standardized data sets and evaluated within the framework of a risk-based scoring methodology.

Through this digital infrastructure that improves data quality and traceability, Turkcell aims to monitor suppliers' climate transition plans and emission reduction performance through concrete indicators, implement improvement actions in high-risk areas, and develop performance-based collaboration models. This approach supports the implementation of the net zero roadmap not only in operational activities but across the entire value chain.

Through Device Refurbishment Centers established as part of our circular economy initiatives, modems and set-top box devices returned by customers are, before being directed to the "waste" stream, cleaned, tested for function, made software updates, and returned for reuse, thereby extending product life and reintegrating the devices into the economic cycle. In this manner, the company aims to decrease Scope 3 emissions by reducing the volume of new purchases.

Waste generated as a result of operations poses environmental risks if not managed properly, but when managed effectively it carries the potential to create economic value. Decommissioned base station components and data center hardware are separated through licensed processing facilities and directed toward the recovery of valuable metals (e.g., gold, copper, silver). Fiber-optic cables released as a result of infrastructure transformation are processed for raw material recovery. In line with the waste management hierarchy, Turkcell prioritizes prevention, reuse, and recycling, and aims to reduce the amount of waste sent to landfill in line with its "Zero Waste" target.

Appendix 1 – Greenhouse Gas Emissions Measurement Approach

Within the scope of this report, greenhouse gas emission calculations were conducted based on the Global Warming Potential (GWP) coefficients specified in the Intergovernmental Panel on Climate Change (IPCC) Sixth Assessment Report.

In determining emission factors, the IPCC methodology was used as the primary reference, and the latest emission factors published by the UK Department for Environment, Food & Rural Affairs (DEFRA) and the United States Environmental Protection Agency (EPA) were also used in the relevant calculations. The GWP reference value for CO_2 was taken as 1, and the carbon dioxide equivalent (CO_2e) calculations for other greenhouse gases were performed using the coefficients specified in Table 4.

Table 4: Global Warming Potential (GWP)

Greenhouse Gas	GWP	Reference
CO_2 (Carbon Dioxide)	1	IPCC 6th Report
CH_4 (Methane)	27	
N_2O (Nitrous Oxide)	273	

Scope 1: Direct Greenhouse Gas Emissions

These are emissions originating from sources owned or controlled by the reporting company (arising from owned or controlled activities that release emissions directly into the atmosphere).

Table 5: Direct Greenhouse Gas Emissions

Emission Scope	Emission Type	Emission Source	Activity Data Reference	Emission Factor Reference Source
Direct Emissions	Direct Stationary Combustion Emissions	Natural Gas	Consumption Data	IPCC, 2006
		Diesel-Gasoline		
	Mobile Combustion On Road	Diesel		IPCC, 2006; National Inventory
		Gasoline		
		Diesel-Gasoline		
	Fugitive Emissions from Anthropogenic Systems	Refrigerant Gas Leakage	Inventory/Refill/ Maintenance Reports	IPCC 6th AR
		Fire extinguishers		

Table 6: Fugitive/Leakage Rate References

Greenhouse Gas Emissions		Reference
Air Conditioning	1%	2019 Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories, Vol 3, Chapter 7, Table 7.9
Chiller / Cooling Systems	2%	
Cold Storage	7%	
Water Dispenser	0.1%	
Fire Extinguishers	4%	IPCC/TEAP Special Report: Volume 9, Fire Protection
Central Fire Suppression System	2%	

Scope 2: Indirect Greenhouse Gas Emissions from Purchased Energy

Scope 2 emissions refer to indirect greenhouse gas emissions resulting from electricity purchased as part of the company's operations. In calculating emissions related to electricity consumption, the **Tier 2 approach** defined under the IPCC methodology was used to improve inventory accuracy and reduce uncertainties and potential error margins. Within this scope, country-specific emission factors were used instead of general default emission factors.

In emission calculations, the latest **National Emission Factor for Electricity** for Türkiye was used, and consumption data were obtained from invoice records.

Emission Scope	Emission Type	Emission Source	Activity Data Reference	Emission Factor Reference Source
Indirect Greenhouse Gas Emissions from Purchased Energy	Purchased Electricity	Electricity	Invoices	National Inventory 2023



Scope 3: Other Indirect Greenhouse Gas Emissions

In calculating Scope 3 emissions, activity data were obtained from company inventory records, invoices, supplier data, and relevant operational documentation. In determining emission factors, internationally recognized methodologies were used as the basis; the primary reference sources include EPA Supply Chain Greenhouse Gas Emission Factors (NAICS-6), current DEFRA emission factors, the IPCC Sixth Assessment Report, the Türkiye National Inventory, and product-based Life Cycle Assessment (LCA) reports.

Calculations were primarily carried out using spend-based and activity-based approaches, and where necessary, emission factors used in life cycle assessment reports, taking into account data availability and methodological applicability.

Table 7: Other Indirect Greenhouse Gas Emissions

Emission Scope	Emission Type	Activity Data Reference	Emission Factor Reference Source
Other Indirect Greenhouse Gas Emissions	Indirect Emissions from Purchased Goods and Services	Inventory List	EPA, Supply Chain Greenhouse Gas Emission Factors v1.3 by NAICS-6 Product LCA Reports IPCC 6th AR
	Indirect Emissions from Water Supply	Inventory List / Invoice	Defra 2025
	Indirect Emissions from Capital Goods	Inventory List	EPA, Supply Chain Greenhouse Gas Emission Factors v1.3 by NAICS-6 Product LCA Reports
	Indirect Emissions from Transmission and Distribution of Purchased Fuel and Energy		DEFRA 2025, National Inventory, DEFRA 2021
	Indirect Emissions from Upstream Transportation		Defra 2025
	Indirect Emissions from Waste		
	Indirect Emissions from Water Treatment	Inventory List / Invoice	
	Indirect Emissions from Business Travel	Inventory List / Agency	Defra, 2025; **https://www.hotelfootprints.org/**
	Indirect Emissions from Employee Commuting	Inventory List	Defra 2025, IPCC 6th AR
	Upstream Leased Assets		National Inventory 2023
	Emissions from Use of Sold Products		Product LCA Reports
	Indirect Emissions from End-of-Life of Sold Products		Defra 2025
	Indirect Emissions from Downstream Leased Assets		DEFRA 2025, National Inventory 2023, IPCC 6th AR
	Franchise		IPCC 6th AR, National Inventory 2023
	Investments		TURKSTAT, Vehicle-Kilometer Statistics, 2024 **https://theicct.org/wp-content/uploads/2025/07/ID-392-%E2%80%93-Life-cycle-GHG_report_final.pdf?utm_source**

Excluded Calculations

Records are maintained for visitors and customers entering and leaving facilities within the scope of Turkcell's operations. However, these records include only the number of individuals and do not contain direct data on transportation mode or distance traveled. Therefore, calculating the related emissions would require indirect data derivation and generalizations based on various assumptions. Such an approach could create uncertainty regarding data quality and, consequently, the accuracy of emission results.

Nevertheless, considering sector averages (CDP Telecommunications Sector Report), emissions arising from customer and visitor transportation are observed to be low across the sector. When these assessments are considered in conjunction, it was concluded that creating a hypothetical data set with high uncertainty for an emission item with limited impact on the overall inventory would not provide a meaningful contribution. For this reason, these emissions have been excluded from the scope.

Calculation Assumptions

To calculate emissions arising from electricity, water, and natural gas consumption of dealers, a sample set was created consisting of dealers whose cumulative data were accessible and that represent Turkcell's operations. For the selected dealers, electricity, water, and natural gas consumption values per square meter were calculated, and emissions for other dealers were estimated based on the resulting intensity data.

Due to the lack of availability of direct data on mixed municipal waste, the Per Capita Waste Generation (kg/person/day) value, available in TURKSTAT 2022 data, was used as the basis for calculating total waste amounts. In the calculation, it was assumed that the waste generated by an employee during working hours at Turkcell corresponds to 50% of the total daily per capita waste amount.

In the Use of Sold Products category, calculations for electronic devices other than modems were conducted based on emission factors included in Life Cycle Assessment (LCA) reports representing the relevant product groups.

In the Use of Sold Products category, calculations for modem and ONT devices were carried out based on the average electricity consumption values in the technical reports of the relevant products. The service life was determined as 10 years for ONT devices and 5 years for modem devices.

In calculations related to the end-of-life stage of products, products were categorized and relevant weight information was determined through literature review. The distribution percentages used in waste management scenarios were accepted based on EPA sources.

For vehicle loans calculated under the investments category, the annual kilometers traveled and annual fuel consumption of vehicles were determined based on literature data.



Table 8: Emission Factor Reference Table

	References
1	2006 IPCC Guidelines for National Greenhouse Gas Inventories Volume 2 Chapter 1 **https://www.ipcc-nggip.iges.or.jp/public/2006gl/pdf/2_Volume2/V2_1_Ch1_Introduction.pdf**
2	2006 IPCC Guidelines for National Greenhouse Gas Inventories Volume 2 Chapter 2 **https://www.ipcc-nggip.iges.or.jp/public/2006gl/pdf/2_Volume2/V2_2_Ch2_Stationary_Combustion.pdf**
3	2006 IPCC Guidelines for National Greenhouse Gas Inventories Volume 2 Chapter 3 **https://www.ipcc-nggip.iges.or.jp/public/2006gl/pdf/2_Volume2/V2_3_Ch3_Mobile_Combustion.pdf**
4	2019 Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories Volume 2 Chapter 4 **https://www.ipcc-nggip.iges.or.jp/public/2019rf/pdf/2_Volume2/19R_V2_4_Ch04_Fugitive_Emissions.pdf**
5	2006 IPCC Guidelines for National Greenhouse Gas Inventories Volume 3 Chapter 7 **https://www.ipcc-nggip.iges.or.jp/public/2006gl/pdf/3_Volume3/V3_7_Ch7_ODS_Substitutes.pdf**
6	2006 IPCC Guidelines for National Greenhouse Gas Inventories Volume 5 **https://www.ipcc-nggip.iges.or.jp/public/2006gl/vol5.html**
7	DEFRA Greenhouse gas reporting: conversion factors 2025 **https://www.gov.uk/government/publications/greenhouse-gas-reporting-conversion-factors-2025**
8	IPCC/TEAP Special Report: Safeguarding the Ozone Layer and the Global Climate System, Volume 9, Fire Protection **https://www.ipcc.ch/pdf/special-reports/sroc/sroc09.pdf**
9	IPCC, Good Practice Guidance and Uncertainty Management in National Greenhouse Gas Inventories
10	IPCC Climate Change 2013. The Physical Science Basis. Working Group I contribution to the Fifth As-sessment Report of the IPCC. **http://www.climatechange2013.org**
11	GHG Protocol Corporate Standard
12	CO2 Emission Standards for Passenger Cars and Light-Commercial Vehicles in the European Union-2019 **https://theicct.org/sites/default/files/publications/EU-LCV-CO2-2030_ICCTupdate_20190123.pdf**
13	Simapro, v9.6.0.1 Ecoinvent 3.7.2
14	Fuel Intensity Values **https://www.resmigazete.gov.tr/eskiler/2011/10/20111027-5.htm**
15	Türkiye Emission Factor for Electricity **https://enerji.gov.tr//Media/Dizin/EVCED/tr/%C3%87evreVe%C4%B0klim/%C4%B0klimDe%C4%9Fi%C5%9Fi-kli%C4%9Fi/EmisyonFaktorleri/2023_Turkiye_Elektrik_UretimiveElektrik_Tuketim_Noktasi_Emisyon_Faktorleri.pdf**
16	Regulation on the Inspection of Measuring Instruments **https://www.mevzuat.gov.tr/File/GeneratePdf?mevzuatNo=6381&mevzuatTur=KurumVeKurulusYonetmeligi&mevzuatTertip=5**
17	National Greenhouse Gas Inventory Report
18	**https://www.turkcell.com.tr/en-en/about-us/company-overview/company-overview/detail**

Appendix 2 – Turkcell and its Subsidiaries Emission Report

	2024 (Tons CO2e)				2025 (Tons CO2e)			
	Scope 1	Scope 2 Location Based	Scope 2 Market Based	Scope 3	Scope 1	Scope 2 Location Based	Scope 2 Market Based	Scope 3
TURKCELL İLETİŞİM HİZMETLERİ A.Ş.	4,740.79	333,731.26	-	250,820.34	6,279.76	259,010.30	-	230,835.52
TDC VERİ HİZMETLERİ A.Ş.*	-	-	-	-	1,742.99	85,776.80	-	29,407.44
SUPERONLINE İLETİŞİM HİZMETLERİ A.Ş.	129.11	91,744.52	-	-	412.50	15,608.99	-	60,637.71
CJSC BELARUSIAN TELECOMMUNICATION NETWORK (BeST)	2,994.04	9,042.43	-	-	1,246.11	7,826.51	-	8,951.72
TURKCELL DİJİTAL İŞ SERVİSLERİ A.Ş.	18.66	574.20	-	-	66.33	1,275.12	-	13,300.05
GLOBAL BİLGİ PAZARLAMA DANIŞMANLIK VE ÇAĞRI SERVİSİ HİZMETLERİ A.Ş.	1,507.50	1,352.99	-	-	1,391.95	5,204.35	-	3,505.21
Other Subsidiaries	1,264.89	16,642.22	-	-	4,907.64	13,234.22	-	18,429.54
Total	**10,654.99**	**453,087.62**	**-**	**250,820.34**	**16,047.27**	**387,936.30**	**-**	**365,067.17**

**Data center operations that were carried out under Superonline during the previous reporting period were positioned under TDC in the current reporting period. Therefore, while Superonline's emissions decreased, TDC's emissions increased.*



Consolidated Financial Statements



TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Notes	31 December 2025	31 December 2024
Assets			
Property, plant and equipment	12	157,349,726	136,947,073
Right-of-use assets	16	22,960,789	13,316,818
Intangible assets	13	104,979,905	107,164,641
Investment properties	15	222,623	245,206
Trade receivables	19	257,003	429,371
Receivables from financial services	20	283,932	480,570
Contract assets	21	258,174	215,978
Financial assets at fair value through other comprehensive income	24	29,152,733	15,513,584
Financial assets at fair value through profit or loss	24	8,620,841	7,803,449
Deferred tax assets	18	8,080,833	3,321,888
Investments in equity accounted investees	40	3,567,677	6,929,473
Other non-current assets	17	8,209,949	9,447,383
Total non-current assets		**343,944,185**	**301,815,434**
Inventories	22	897,953	883,014
Trade receivables	19	23,545,458	21,549,127
Due from related parties	38	367,539	322,688
Receivables from financial services	20	8,814,916	9,348,782
Due from receivables from financial services	38	14,661	-
Contract assets	21	6,321,129	6,806,987
Derivative financial instruments	34	1,779,279	2,674,277
Financial assets at amortized cost	24	2,148,886	1,395,180
Financial assets at fair value through other comprehensive income	24	9,524,555	2,933,859
Financial assets at fair value through profit or loss	24	2,485,526	4,677,683
Cash and cash equivalents	23	91,828,282	90,229,753
Other current assets	17	8,900,463	7,993,588
Total current assets		**156,628,647**	**148,814,938**
Total assets		**500,572,832**	**450,630,372**

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Notes	31 December 2025	31 December 2024
Assets			
Property, plant and equipment	12	157,349,726	136,947,073
Right-of-use assets	16	22,960,789	13,316,818
Intangible assets	13	104,979,905	107,164,641
Investment properties	15	222,623	245,206
Trade receivables	19	257,003	429,371
Receivables from financial services	20	283,932	480,570
Contract assets	21	258,174	215,978
Financial assets at fair value through other comprehensive income	24	29,152,733	15,513,584
Financial assets at fair value through profit or loss	24	8,620,841	7,803,449
Deferred tax assets	18	8,080,833	3,321,888
Investments in equity accounted investees	40	3,567,677	6,929,473
Other non-current assets	17	8,209,949	9,447,383
Total non-current assets		**343,944,185**	**301,815,434**
Inventories	22	897,953	883,014
Trade receivables	19	23,545,458	21,549,127
Due from related parties	38	367,539	322,688
Receivables from financial services	20	8,814,916	9,348,782
Due from receivables from financial services	38	14,661	-
Contract assets	21	6,321,129	6,806,987
Derivative financial instruments	34	1,779,279	2,674,277
Financial assets at amortized cost	24	2,148,886	1,395,180
Financial assets at fair value through other comprehensive income	24	9,524,555	2,933,859
Financial assets at fair value through profit or loss	24	2,485,526	4,677,683
Cash and cash equivalents	23	91,828,282	90,229,753
Other current assets	17	8,900,463	7,993,588
Total current assets		**156,628,647**	**148,814,938**
Total assets		**500,572,832**	**450,630,372**



TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS
For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Notes	31 December 2025	31 December 2024	31 December 2023
Revenue	6	229,014,273	207,927,708	194,579,822
Revenue from financial services	6	12,456,548	10,232,322	7,849,131
Total revenue		**241,470,821**	**218,160,030**	**202,428,953**
Cost of revenue	11	(164,716,655)	(157,639,115)	(155,418,240)
Cost of revenue from financial services	11	(8,407,783)	(6,686,535)	(4,115,583)
Total cost of revenue		**(173,124,438)**	**(164,325,650)**	**(159,533,823)**
Gross profit		64,297,618	50,288,593	39,161,582
Gross profit from financial services		4,048,765	3,545,787	3,733,548
Total gross profit		**68,346,383**	**53,834,380**	**42,895,130**
Other income	7	452,244	329,088	1,668,287
Selling and marketing expenses	11	(16,880,722)	(14,330,980)	(10,738,540)
Administrative expenses	11	(9,948,315)	(9,057,569)	(6,481,128)
Net impairment losses on financial and contract assets	11	(1,428,706)	(1,336,712)	(1,905,236)
Other expenses	7	(2,227,278)	(3,374,279)	(10,674,263)
Operating profit		**38,313,606**	**26,063,928**	**14,764,250**
Finance income	9	16,841,450	13,584,573	23,931,920
Finance costs	9	(22,064,023)	(22,285,584)	(37,666,918)
Monetary gain (loss)	9	1,598,366	7,657,905	7,213,152
Net finance costs		**(3,624,207)**	**(1,043,106)**	**(6,521,846)**
Share of (loss)/ profit of equity accounted investees	40	(3,499,147)	(4,139,657)	2,882,287
Profit before income tax		**31,190,252**	**20,881,165**	**11,124,691**
Income tax (expense)/ benefit	10	(13,398,842)	(6,369,264)	8,836,533
Profit from continuing operations		**17,791,410**	**14,511,901**	**19,961,224**
Profit from discontinued operations	3	(187,403)	16,267,250	3,722,307
Profit for the year		**17,604,007**	**30,779,151**	**23,683,531**
Profit for the year is attributable to:				
Owners of the Company		17,604,007	30,790,359	23,724,634
Non-controlling interests		-	(11,208)	(41,103)
Total		**17,604,007**	**30,779,151**	**23,683,531**
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	26	8.08	14.12	10.87
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	26	8.17	6.66	9.17
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	26	(0.09)	7.46	1.71

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2025

(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Notes	31 December 2025	31 December 2024	31 December 2023
Profit for the period		**17,604,007**	**30,779,151**	**23,683,531**
Items that will not be reclassified to profit or loss:				
Remeasurements of defined termination benefit		1,161,825	(231,601)	(283,013)
Income tax relating to remeasurements of defined termination benefit	10	(291,401)	57,824	287,587
Remeasurement income/(loss) of defined benefit plans of investments accounted for using the equity method	40	(47,686)	-	-
		822,738	**(173,777)**	**4,574**
Other comprehensive income/(expense):				
Items that may be reclassified to profit or loss:				
Exchange differences on translation of foreign operations		3,840,443	(9,546,981)	5,405,283
Exchange differences on translation of investments accounted for using the equity method	40	185,037	-	-
Fair value reserve		714,892	132,109	282,718
Cash flow hedges		(861,118)	(673,510)	2,973,042
Cost of hedging reserve		-	1,978,130	(735,823)
Hedges of net investments in foreign operations		2,011,985	2,136,224	(4,427,212)
Income tax relating to these items	10	(466,436)	(901,407)	1,860,364
- Income tax relating to exchange differences		-	-	(928,007)
- Income tax relating to cash flow hedges		*215,283*	160,208	*48,193*
- Income tax relating to cost of hedging reserve		-	(494,532)	*517,872*
- Income tax relating to fair value reserve		*(178,723)*	(33,027)	*(10,420)*
- Income tax relating to hedges of net investments		*(502,996)*	(534,056)	*2,232,726*
		5,424,803	**(6,875,435)**	**5,358,372**
Other comprehensive income/(loss) for the year, net of income tax		**6,247,541**	**(7,049,212)**	**5,362,946**
Total comprehensive income for the year		**23,851,548**	**23,729,939**	**29,046,477**
Total comprehensive income for the year is attributable to:				
Owners of the Company		23,851,548	23,741,147	29,087,580
Non-controlling interests		-	(11,208)	(41,103)
Total		**23,851,548**	**23,729,939**	**29,046,477**



TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Share capital	Treasury shares	Share premium	Legal reserves (*)	Fair value reserve (*)	Hedges of net investments in foreign operations (*)	Hedging reserve (*)	Cost of hedging reserve (*)	Foreign currency translation reserve (*)	Remeasurement of defined benefit plan	Retained earnings	Reserve of disposal group held for sale	Total	Non-controlling interests	Total equity
Balance at 1 January 2023	**61,106,064**	**(1,343,214)**	**14,520**	**46,082,546**	**(442,406)**	**(8,266,267)**	**4,963,438**	**(13,790,083)**	**(24,005,216)**	**(3,873,410)**	**146,245,136**	**-**	**206,691,108**	**12,135**	**206,703,243**
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	23,724,634	-	23,724,634	(41,103)	23,683,531
Other comprehensive income, net of income tax	-	-	-	-	272,298	(2,194,486)	3,021,235	(217,951)	4,477,276	4,574	-	-	5,362,946	-	5,362,946
Total comprehensive income	**-**	**-**	**-**	**-**	**272,298**	**(2,194,486)**	**3,021,235**	**(217,951)**	**4,477,276**	**4,574**	**23,724,634**	**-**	**29,087,580**	**(41,103)**	**29,046,477**
Transfers to legal reserves	-	-	-	635,253	-	-	-	-	-	-	(635,253)	-	-	-	-
Acquisition of treasury shares (-)	-	(95,917)	-	-	-	-	-	-	-	-	-	-	(95,917)	-	(95,917)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	4,487	4,487
Dividend paid (Note 25)	-	38,196	-	-	-	-	-	-	-	-	(4,696,138)	-	(4,657,942)	-	(4,657,942)
Discontinued operations	-	-	-	-	-	-	-	-	(11,603,778)	-	-	11,603,778	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance at 31 December 2023	**61,106,064**	**(1,400,935)**	**14,520**	**46,717,799**	**(170,108)**	**(10,460,753)**	**7,984,673**	**(14,008,034)**	**(31,131,718)**	**(3,868,836)**	**164,638,379**	**11,603,778**	**231,024,829**	**(24,481)**	**231,000,348**
Balance at 1 January 2024	**61,106,064**	**(1,400,935)**	**14,520**	**46,717,799**	**(170,108)**	**(10,460,753)**	**7,984,673**	**(14,008,034)**	**(31,131,718)**	**(3,868,836)**	**164,638,379**	**11,603,778**	**231,024,829**	**(24,481)**	**231,000,348**
Profit/ (loss) for the year	-	-	-	-	-	-	-	-	-	-	30,790,359	-	30,790,359	(11,208)	30,779,151
Other comprehensive income, net of income tax	-	-	-	-	99,082	1,602,168	(513,302)	1,483,598	2,056,797	(173,777)	-	(11,603,778)	(7,049,212)	-	(7,049,212)
Total comprehensive income	**-**	**-**	**-**	**-**	**99,082**	**1,602,168**	**(513,302)**	**1,483,598**	**2,056,797**	**(173,777)**	**30,790,359**	**(11,603,778)**	**23,741,147**	**(11,208)**	**23,729,939**
Transfers to legal reserves	-	-	-	1,104,742	-	-	-	-	-	-	(1,104,742)	-	-	-	-
Dividend paid (Note 25)	-	91,807	-	(1,872,056)	-	-	-	-	-	-	(7,794,028)	-	(9,574,277)	-	(9,574,277)
Acquisition of treasury shares (-)	-	(429,322)	-	-	-	-	-	-	-	-	-	-	(429,322)	-	(429,322)
Acquisition of subsidiary	-	-	40,372	-	-	-	-	-	-	-	-	-	40,372	-	40,372
Transactions with non-controlling interests	-	-	-	-	-	-	-	-	-	-	(77,903)	-	(77,903)	28,164	(49,739)
Other	-	-	-	-	-	-	-	-	-	-	-	-	-	7,525	7,525
Balance at 31 December 2024	**61,106,064**	**(1,738,450)**	**54,892**	**45,950,485**	**(71,026)**	**(8,858,585)**	**7,471,371**	**(12,524,436)**	**(29,074,921)**	**(4,042,613)**	**186,452,065**	**-**	**244,724,846**	**-**	**244,724,846**
Balance at 1 January 2025	**61,106,064**	**(1,738,450)**	**54,892**	**45,950,485**	**(71,026)**	**(8,858,585)**	**7,471,371**	**(12,524,436)**	**(29,074,921)**	**(4,042,613)**	**186,452,065**	**-**	**244,724,846**	**-**	**244,724,846**
Profit/ (loss) for the year	-	-	-	-						-	17,604,007	-	17,604,007	-	17,604,007
Other comprehensive income, net of income tax	-	-	-		536,169	1,508,989	(645,835)	-	4,025,480	822,738	-	-	6,247,541	-	6,247,541
Total comprehensive income	**-**	**-**	**-**	**-**	**536,169**	**1,508,989**	**(645,835)**	**-**	**4,025,480**	**822,738**	**17,604,007**	**-**	**23,851,548**	**-**	**23,851,548**
Transfers to legal reserves	-	-	-	875,645	-	-	-	-	-	-	(875,645)	-	-	-	-
Dividend paid (Note 25)	-	88,763	-	(677,703)	-	-	-	-	-	-	(8,396,809)	-	(8,985,749)	-	(8,985,749)
Acquisition of treasury shares	-	(257,576)	-	-	-	-	-	-	-	-	-	-	(257,576)	-	(257,576)
Balance at 31 December 2025	**61,106,064**	**(1,907,263)**	**54,892**	**46,148,427**	**465,143**	**(7,349,596)**	**6,825,536**	**(12,524,436)**	**(25,049,441)**	**(3,219,875)**	**194,783,618**	**-**	**259,333,069**	**-**	**259,333,069**

(*) Included in Reserves in the consolidated statement of financial position.

TURKCELL ILETISIM HIZMETLERI AS

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

	Note	31 December 2025	31 December 2024
Cash flows from operating activities:			
Profit for the year		17,791,410	14,511,901
Discontinued operations		(187,403)	16,267,250
Profit for the year including discontinued operations		**17,604,007**	**30,779,151**
Adjustments for:			
Depreciation of property, plant and equipment and investment properties	12-15	24,472,902	25,100,733
Amortization of intangible assets and right of use assets	9-10	38,876,519	36,976,479
Impairment on property, plant and equipment and intangible asset	12-13	578,914	179,148
Net finance expense		3,517,629	6,823,574
Fair value adjustments to derivatives		729,348	4,001,842
Income tax expense	10	13,398,842	6,788,718
Gain on sale of property, plant and equipment		57,738	45,625
Effects of exchange rate changes and inflation adjustments		16,026,073	(2,563,603)
Provisions		8,987,221	9,656,990
Share of (profit)/loss of equity accounted investees	40	3,499,147	4,139,657
Fair value adjustments to financial assets through profit or loss		(202,147)	(2,233,632)
Gain on sale of subsidiary	3	-	(11,546,264)
Non-cash other adjustments		551,040	276,375
		128,097,233	**108,424,793**
Change in operating assets/liabilities			
Change in trade receivables		(2,721,046)	(1,447,093)
Change in due from related parties		(44,732)	2,035
Change in receivables from financial services		433,903	2,155,859
Change in inventories		(14,939)	190,403
Change in other current assets		(1,325,977)	(761,008)
Change in other non-current assets		(685,189)	(93,800)
Change in due to related parties		258,604	134,856
Change in trade and other payables		4,034,712	(303,096)
Change in other non-current liabilities		33,010	(179,413)
Change in employee benefit obligations		(409,802)	(534,804)
Change in contract asset		442,914	(809,392)
Change in deferred revenue		502,783	305,440
Change in contract liability		(264,177)	(96,389)
Changes in other working capital		(5,627,690)	(3,375,399)
Cash generated from operations		**122,709,607**	**103,612,992**
Interest paid		(17,064,006)	(17,998,161)
Income tax paid		(9,026,028)	(2,816,087)
Net cash inflow from operating activities		**96,619,573**	**82,798,744**
Cash flows from investing activities:			
Acquisition of property, plant and equipment		(43,967,866)	(40,182,441)
Acquisition of intangible assets		(27,808,416)	(26,480,747)
Proceeds from sale of property, plant and equipment		815,642	2,497,555
Payments for advances given for acquisition of property, plant and equipment		(117,743)	40,372
Contribution of increase of share capital in joint ventures/associates		-	(89)
Cash inflows from sale of shares or borrowing instruments of other enterprises or funds		81,869,801	50,654,128
Cash outflows from purchase of shares or borrowing instruments of other enterprises or funds		(108,053,208)	(78,769,158)
Cash inflows from financial assets at fair value through profit or loss		4,313,672	20,041,106
Cash outflows from financial assets at fair value through profit or loss		-	(8,785,951)
Change in other cash advances given		1,955,206	(920,190)
Proceeds from disposal of subsidiary, net of cash disposed		528,041	17,957,566
Interest received		15,526,268	15,386,614
Net cash outflow from investing activities		**(74,938,603)**	**(48,561,235)**
Cash flows from financing activities:			
Proceeds from derivative instruments	41	9,747,641	7,091,034
Repayments of derivative instruments	41	(9,136,039)	(7,580,966)
Proceeds from issues of loans and borrowings		90,940,793	67,319,829
Proceeds from issues of bonds		51,166,565	19,464,996
Repayments of borrowings		(92,008,008)	(61,555,760)
Transactions with non controlling interests		-	(49,739)
Repayments of bonds		(33,961,746)	(20,001,004)
Dividends paid to shareholders	25	(8,985,749)	(9,574,277)
Acquisition of treasury shares		(257,576)	(429,322)
Payments of lease liabilities		(9,036,861)	(7,491,591)
Net cash (outflow)/inflow from financing activities		**(1,530,980)**	**(12,806,800)**
Net increase in cash and cash equivalents		**20,149,990**	**21,430,709**
Cash and cash equivalents at 1 January		**89,862,901**	**101,718,644**
Effects of exchange rate changes on cash and cash equivalents and inflation adjustment		**(18,245,119)**	**(33,286,452)**
Cash and cash equivalents at 31 December	23	**91,767,772**	**89,862,901**



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

Notes to the consolidated financial statements	Page
1. Reporting entity	8
2. Basis of preparation and summary of material accounting policies	10
3. Discontinued operations	41
4. Financial risk management	41
5. Segment information	44
6. Revenue	48
7. Other income and expense	50
8. Employee benefit expenses	50
9. Finance income and costs	51
10. Income tax expense	52
11. Expenses by nature	53
12. Property, plant and equipment	55
13. Intangible assets	57
14. Impairment of non-financial assets	59
15. Investment properties	60
16. Right-of-use assets	61
17. Other assets	62
18. Deferred tax assets and liabilities	62
19. Trade receivables	64
20. Receivables from financial services	64
21. Contract assets	64
22. Inventories	64
23. Cash and cash equivalents	65
24. Financial assets	66
25. Equity	70
26. Earnings per share	71
27. Other non-current liabilities	72
28. Loans and borrowings	72
29. Employee benefits	74
30. Deferred revenue	75
31. Contract liabilities	75
32. Provisions	75
33. Trade and other payables	77
34. Derivative financial instruments	77
35. Financial instruments	82
36. Guarantees and purchase obligations	92
37. Commitments and Contingencies	92
38. Related parties	99
39. Subsidiaries	105
40. Investments accounted for using the equity method	106
41. Cash flow information	106
42. Subsequent events	106

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

1. Reporting entity

Turkcell Iletisim Hizmetleri Anonim Sirketi (the "Company" or "Turkcell") was incorporated in Türkiye on 5 October 1993 and commenced its operations in 1994. The address of the Company's registered office is Maltepe Aydinevler Mahallesi Inonu Caddesi No: 20, Kucukyali Ofispark/Istanbul. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Türkiye and regional states.

In April 1998, the Company signed a license agreement (the "2G License") with the Ministry of Transport and Infrastructure of Türkiye (the "Turkish Ministry"), under which it was granted a 25-year GSM license in exchange for a license fee of USD 500,000. The License permits the Company to operate as a stand-alone GSM operator and releases it from some of the operating constraints in the Revenue Sharing Agreement, which was in effect prior to the 2G License. Under 2G license, the Company pays in cash the Undersecretariat of the Treasury (the "Turkish Treasury") a monthly tax levy, namely a 'treasury share' equal to 15% of the Company's gross revenue from Turkish GSM operations. The Company continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers. Following the 3G tender held by the Information Technologies and Communications Authority ("ICTA") regarding the authorization for providing IMT-2000/UMTS services and infrastructure, the Company has been granted the A-Type license (the "3G License") providing the widest frequency band, at a consideration of EUR 358,000 (excluding Value Added Tax ("VAT")). Payment of the 3G license was made in cash, following the necessary approvals, on 30 April 2009.

The Company and ICTA agreed for the extension the 2G License (which was valid until 27 April 2023). With this extension, 2G License validity has been extended to 30 April 2029 for a consideration of EUR 120,000.

On 26 August 2015, "Authorization Tender on IMT Services and Infrastructure" publicly known as "4.5G license" tender, was held by the ICTA and the Company was awarded with a total frequency band of 172.4 MHz for 13 years. The tender price is EUR 1,623,460 (excluding VAT of 18%). IMT authorization period expires on 30 April 2029 and operators were able to commence service delivery for 4.5G starting from 1 April 2016. 2x1.4 MHz frequency band in 900MHz spectrum and 2 units of 2x5 MHz frequency bands in 2100 MHz spectrum were commenced on 1 December 2015, while remaining packages were commenced on 1 April 2016.

On 16 October 2025, within the scope of the tender organized by the Information and Communication Technologies Authority (ICTA) titled "Authorization Regarding the Establishment and Operation of Mobile Electronic Communications Infrastructure and the Provision of Services, and the Subjecting of Infrastructure and Services Under Existing Authorizations Expiring on 30 April 2029 to This Authorization," the 5G spectrum allocation tender was concluded on 2 January 2026, following the first payment and the delivery of the Authorization Certificate to the Company. Accordingly, the Company will be able to continue providing mobile communication services from 30 April 2029, when the current GSM license authorization certificates expire, until 31 December 2042 (Note 42).

The Company is obliged to pay the ICTA a monthly treasury shares equal to 90% of 15% of gross revenue and 10% is paid for a universal service fund. In addition, the Company pays annual contributions in an amount equal to 0.35% of net revenue to the ICTA's expenses and 5% of net revenue to ICTA as a frequency fee (TRx).



1. Reporting entity (continued)

As of 31 December 2025, the capital shares and voting rights of TVF Bilgi Teknolojileri Iletisim Hizmetleri Yatırım Sanayi ve Ticaret Anonim Sirketi ("TVF BTIH") and IMTIS Holdings S.a r l. ("IMTIS Holdings") in the Company are 26.2% and 19.8%, respectively since 22 October 2020. The proportion of the Company's shares that are traded in domestic and foreign stock exchanges are 53.95% (Note 25).

The Group's immediate and ultimate parents are TVF BTIH, wholly owned by Türkiye Varlik Fonu ("TVF"), as of 31 December 2025. TVF has been established with the Law No. 6741 and published in the Official Gazette dated 26 August 2016.

15% of the total issued shares of Turkcell, owned by TVF BTIH, have been re-classified as a separate class of Group A Shares (the "Group A Shares");

(i) With respect to the Group A Shares, each shareholder have been granted six voting right as a privilege for the elections of:

a. five members of the board of directors of the Company, and

b. the chairman of the presiding committee of the general assembly of shareholders;

In addition, a nomination privilege has been granted to the holders of the Group A Shares, allowing them to nominate four candidates to be used in the election of the five members of the Company's Board of Directors, excluding the independent members.

(ii) All shareholders of the Company (including the holders of Group A Shares) are entitled to cast one vote per share on all other matters submitted to a vote of Turkcell's shareholders, including the appointment of the residual four members of the board of directors of Turkcell (including independent ones);

(iii) The chairman of the board of directors shall be elected among the members of the board of directors elected through the exercise of the privileges granted to Group A Shares;

(iv) The meeting quorum requirement of the board of directors requires five members constituting the majority of full number of its members, and the decision quorum requires the affirmative vote of at least five members present in the meeting; and

(v) So long as the above-mentioned privileges are in effect, unlimited authority to represent and bind Turkcell regulated under Article 370 of Turkish Commercial Code shall be exercised by two members of the board of directors of the Company, including at least one member of the board of directors of the Company appointed through the exercise of the said privileges by the holders of Group A Shares.

The Company's board of directors consists of a total of nine non-executive members including three independent members as of 31 December 2025.

The consolidated financial statements of the Company as at and for the year ended 31 December 2025 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associate. Subsidiaries of the Company, their locations and their nature of operations are disclosed in Note 39. The Company's and each of its subsidiaries', associate's financial statements are prepared as at and for the year ended 31 December 2025.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies

This note provides a list of the material accounting policies adopted in the preparation of these consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated. The consolidated financial statements are for the Group consisting of the Company and its subsidiaries and the Group's interest in an associate.

The accompanying consolidated financial statements are based on the statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with IFRS as issued by the IASB. The financial statements have been prepared on a historical cost basis, except for the following measured at fair value:

- Derivative financial instruments,
- Financial asset at fair value through profit or loss and other comprehensive income.

(a) Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations issued by the IFRS Interpretations Committee ("IFRICs") applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board ("IASB").

The accounting policies, presentation and methods of computation are consistent with those of the previous financial year and corresponding reporting period, unless otherwise stated.

The General Assembly has the power to amend and reissue the financial statements. The consolidated financial statements as at and for the year ended 31 December 2025 were authorized for issue by the Board of Directors on 5 March 2026.

(b) Restatement of financial statements during the hyperinflationary periods

The financial statements of the Company and those of the subsidiaries and associates located in Türkiye and Turkish Republic of Northern Cyprus for the year ended 31 December 2025 were restated for the changes in the general purchasing power of Turkish Lira, which is their functional currency, based on International Accounting Standard No. 29 ("IAS 29") "*Financial Reporting in Hyperinflationary Economies*". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and that corresponding figures for previous periods be restated in the same terms.

One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%. Cumulative three-year inflation rate in Türkiye reached 211.4% as at 31 December 2025, based on the Turkish nation-wide Consumer Price Index ("CPI") announced by the Turkish Statistical Institute ("TSI"). However, IAS 29 does not establish the rate of 100% as an absolute rate at which hyperinflation is deemed to arise. It is a matter of judgment when restatement of financial statements in accordance with IAS 29 becomes necessary. Moreover, hyperinflation is also indicated by characteristics of the economic environment of a country.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(b) Restatement of financial statements during the hyperinflationary periods (continued)

The table below shows the evolution of CPI in the last three years and as of 31 December 2025:

	2025	2024	2023
Annual Index	3513.87	2684.55	1859.38
Average Index	3183.23	2360.03	1488.91
Yearly Inflation	30.9%	44.4%	64.8%
Cumulative Inflation (last three years)	211.4%	290.8%	268.3%

In a period of inflation, an entity holding an excess of monetary assets over monetary liabilities loses purchasing power and an entity with an excess of monetary liabilities over monetary assets gains purchasing power to the extent the assets and liabilities are not linked to a price level. The gain or loss on the net monetary position is included in the statement of profit or loss as monetary gain (loss) item.

The Company restated all the non-monetary items in order to reflect the impact of the inflation restatement reporting in terms of the measuring unit current as of 31 December 2025. Consequently, the main items restated were Property, Plant and Equipment, Intangible assets, Right-of-Use Assets, Inventories Investments in Equity Accounted Associate and Joint Venture and the Equity items.

Monetary items have not been restated because they are stated in terms of the measuring unit current as of 31 December 2025.

Comparative figures must also be presented in the current currency of 31 December 2025 and are restated using the general price index of the current year. Therefore, all comparative figures for the previous reporting periods have been restated, including foreign subsidiaries' figures, by applying a general price index, so that the resulting comparative financial statements are presented in terms of the current unit of measurement as of the closing date of the reporting period.

In the statement of profit or loss, except for depreciation and amortization which is calculated using inflation adjusted asset basis, items are restated from the dates when the items of income and expense were initially recorded. The Group uses monthly general price index for this purpose.

Similar to statement of profit or loss, all items in the statement of other comprehensive income are expressed in terms of the measuring unit current at balance sheet date. Therefore, all amounts are restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. Impact of inflation accounting on hedging reserve and cost of hedging reserve is transferred to retained earnings when hyperinflation accounting is ceased.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(b) Restatement of financial statements during the hyperinflationary periods (continued)

All items except those arising from foreign operations in the statement of cash flows are expressed in a measuring unit current at the balance sheet date.

The subsidiaries that use functional currencies other than Turkish Lira (foreign companies with economies that are not considered to be hyperinflationary), do not apply IAS 29 (except for the adjustment of inflation for comparative presentation). The Group restates all comparative consolidated results and financial position in terms of the measuring unit current at the reporting date. The effect arising from the restatement of the beginning of the period net assets of the subsidiaries operating in the related foreign countries to the current period-end purchasing power for presentation purposes due to inflation accounting is reflected in foreign currency translation differences.

(c) Functional and presentation currency

(i) Transactions and balances

Transactions denominated in foreign currencies are translated into the functional currency using the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency using the exchange rates at that date.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rates at the date when the fair value was determined. Exchange differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

Foreign exchange gains and losses are recognized in profit or loss, except:

- For capitalized foreign exchange differences relating to borrowings to the extent that they are regarded as an adjustment to interest costs eligible for capitalization.
- Foreign exchange differences are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.
- Foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within finance income or finance costs.

(ii) Foreign operations

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,
- Equity for each balance sheet presented is translated at historic cost at the date of transaction,
- Income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average monthly exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions) and
- All resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve, in equity.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(c) Functional and presentation currency (continued)

(ii) Foreign operations (continued)

- On consolidation, exchange differences arising from the translation of borrowings designated as hedges of any net investment in foreign entities are recognized in other comprehensive income. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.
- Foreign currency translation differences reclassified to the statement of profit or loss on disposal of a subsidiary are foreign currency translation differences arising on the conversion from the functional currency of the subsidiary sold to TL, which is the presentation currency of the Group.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

(d) Use of estimates and judgments

The preparation of the consolidated financial statements requires the use of accounting estimates. Management also needs to exercise judgment in applying the Group's accounting policies. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Alterations to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described below:

Allowance for doubtful receivables

For trade receivables and contract assets the Group applies the simplified approach to providing for expected credit losses (ECL) prescribed in IFRS 9, which requires the use of the lifetime expected loss provision. The Group performed the calculation of ECL rates separately for individual, corporate and wholesale customers. The ECLs were calculated based on actual credit loss experience over the past years. Exposures within each group were segmented based on common credit risk characteristics such as delinquency status. Future collection performance of receivables is estimated by considering general economic conditions to incorporate forward looking information to the expected credit loss calculations.

The Group also applies the general approach defined in IFRS 9 for the recognition of impairment losses on receivables from financial services, carried at amortized cost. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements.

Capitalization and useful lives of assets

The Group evaluates the nature of the capitalized asset for its property, plant and equipment and intangible assets within the scope of IAS 16 and IAS 38 standards, and accordingly, the related assets are depreciated from the date at which the assets are ready for use. The useful lives of such assets depend on management's view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology.

The useful lives and residual values of the Group's assets are estimated by management at the time the asset is acquired and regularly reviewed for appropriateness. The Group defines useful lives of its assets in terms of the assets' expected utility to the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(d) Use of estimates and judgments (continued)

Capitalization and useful lives of assets (continued)

This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. The useful lives of the telecommunication licenses are based on the duration of the license agreements.

Gross versus net presentation of revenue

When the Group sells goods or services as a principal, revenue and operating costs are recorded on a gross basis. When the Group sells goods or services as an agent, revenue and operating costs are recorded on a net basis, representing the net margin earned. Whether the Group is considered to be acting as principal or agent in the transaction depends on management's analysis described below and such judgments impact the amount of reported revenue and operating costs but do not impact reported assets, liabilities or cash flows:

Indicators that an entity is a principal:

- The entity is primarily responsible for fulfilling the promise to provide the specified good or service,
- The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer,
- The entity has discretion in establishing the price for the specified good or service.

Contracted handset sales

The Group, the distributors and dealers offer joint campaigns to the subscribers which may include the sale of device by the dealer and/or distributor and a communication service to be provided by the Company. The Company recognizes revenue on net basis, representing the net margin earned, where all or most of the indicators below exists for the device in these transactions:

- The Company is not the primary obligor for the sale of handset,
- The Company does not have control over the sale prices of handsets,
- The Company has no inventory risk.

In all other cases, where above factors do not exist, the Company tends to make judgement primarily by seeking whether or not the inventory risk exists. Inventory risk may arise from the Group's exposure to economic loss for inventory held prior to the transfer of control to the customer, and/or from firm minimum-purchase commitments with suppliers that expose the Group to economic loss.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(d) Use of estimates and judgments (continued)

Income taxes

The calculation of income taxes involves a degree of estimation and judgment in respect of certain items whose tax treatment cannot be finally determined until resolution has been reached with the relevant tax authority or, as appropriate, through formal legal process.

As part of the process of preparing the consolidated financial statements, the Group is required to estimate the income taxes in each of the jurisdictions and countries in which it operates. This process involves estimating the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue and reserves for tax and accounting purposes.

The recognition of deferred tax assets is based upon whether it is probable that future taxable profits will be available against which unrecognized tax losses and temporary differences can be utilized. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognized.

Provisions, contingent liabilities and contingent assets

As detailed and disclosed in Note 32, the Group is involved in a number of investigations and legal proceedings (both as a plaintiff and as a defendant) arising in the ordinary course of business. All these investigations and litigations are evaluated by the Group Management and when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation, they are accounted for in the consolidated financial statements. For ongoing investigations, Group Management considers the following in determining if a provision should be recognized and the amount of provision needed; i) actual results of investigations in similar nature, ii) information gathered from investigating regulators during oral defense or other meetings, iii) publicly available information about developments at similar investigations completed by the investigating authority. Future results or outcome of these investigations and litigations might differ from these Group Management's expectations.

All significant investigations and litigations are disclosed unless possibility of outflow is considered remote (and where information concerning provisions are very sensitive, and full disclosure could prejudice the outcome of cases). As at the reporting date, the Group Management believes that appropriate recognition criteria and measurement basis are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount by considering current conditions and circumstances.

Asset Retirement Obligation

The Group recognize dismantling cost for towers and base stations and provision for site restoration in the cost of an item of property, plant and equipment where the company has such a legal or constructive obligation. The dismantling costs are calculated according to best estimate of future expected payments discounted at a discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. Net present value of dismantling cost is recognized as cost of the item of property, plant and equipment in non-current assets and as a long-term provision in non-current liability. Depreciation is calculated by using the same useful life relating to that asset and discount interest expense is recognized under finance cost in the statement of profit or loss. The Group expects that the obligations for dismantling, removing and site restoration will not be realized before the associated assets' end of useful life. Obligations for dismantling, removing and site restoration are discounted using a discount rate of 9.8% –30.5% at 31 December 2025 (31 December 2024: 9.5% –31.2%)

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(d) Use of estimates and judgments (continued)

Floating rate loans and borrowings

For floating–rate loans and borrowings, The Group calculates the effective interest rate("EIR") based on a market–derived yield curve applicable for the entire life of the instrument. While applying this approach, the calculated EIR is applied until estimated future cash flows are revised, at which point a new EIR is calculated based on the revised cash flow expectations and the current carrying amount.

(e) Changes in accounting policies

Other than the adoption of the new and revised standards as explained in Note 2(z), the Group did not make any significant changes to its accounting policies during the current year.

(f) Changes in accounting estimates

If the application of changes in the accounting estimates affects the financial results of a specific period, the changes in the accounting estimates are applied in that specific period, if they affect the financial results of current and following periods; the accounting estimate is applied prospectively in the period in which such change is made. A change in the measurement basis applied is a change in an accounting policy, and is not a change in an accounting estimate.

The Company does not have significant changes in accounting estimates during the year.

(g) Comparative information and revision of prior period financial information

The consolidated financial statements of the Group are prepared comparatively with the previous period in order to enable comparability of the financial position and performance trends. In order to comply with the presentation of the current period consolidated financial statements, comparative information is reclassified when deemed necessary and significant differences are disclosed. Significant changes in accounting policies and significant accounting errors are applied retrospectively and prior period financial statements are restated.

The Group has re-evaluated the operating segments in 2025 and changed the segments. As such, prior year segment reporting was restated to be in line with current operating segment structure (Note 5)

(h) Principles of consolidation and equity accounting

(i) Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination comprises:

- The fair value of the assets transferred,
- Liabilities incurred to the former owners of the acquired business,
- Equity interests issued by the Group,
- The fair value of any asset or liability resulting from a contingent consideration arrangement, and
- The fair value of any pre-existing equity interest in the subsidiary.



2. Basis of preparation and summary of material accounting policies (continued)

(h) Principles of consolidation and equity accounting (continued)

(i) Business combinations (continued)

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

(ii) Subsidiaries

Subsidiaries comprise all entities over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of financial position, respectively.

(iii) Changes in ownership interests

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to the non-controlling and any consideration paid or received is recognized in retained earnings within equity attributable to owners of the Company.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(h) Principles of consolidation and equity accounting (continued)

(iv) Business combinations under common control

Business combinations between entities or businesses under common control are excluded from the scope of IFRS 3. In a business combination under common control, assets and liabilities of the acquired entity are stated at predecessor carrying values. Any difference between the consideration given and the aggregate book value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in equity. The acquired entity's results and financial position are incorporated as if both entities (acquirer and acquiree) had always been combined, or using the results from the date when either entity joined the Group, where such a date is later.

(v) Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Investments in associates and joint ventures are accounted for using the equity method of accounting after initially being recognized at cost.

The accounting policies of both companies are aligned with those of the Group. Therefore, no adjustments are made when measuring and recognizing the Group's share of the profit or loss of the investees after the date of acquisition.

There is no significant goodwill included in the carrying value of associate or joint venture.

Under the equity method of accounting, an investment in an associate is initially recognized at cost and adjusted thereafter to recognize the Group's share of the post-acquisition profits or losses of the investee in profit or loss, and the Group's share of movements in other comprehensive income of the investee in other comprehensive income.

The carrying amount of equity-accounted investments is tested for impairment if impairment indicators exist.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(i) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial Assets

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held to collect contractual cash flows while financial assets classified and measured at fair value through other comprehensive income are held to collect contractual cash flows and selling.

i) Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

- Financial assets at amortized cost (debt instruments)
- Financial assets at fair value through other comprehensive income with recycling of cumulative gains and losses (debt instruments)
- Financial assets designated at fair value through other comprehensive income with no recycling of cumulative gains and losses upon derecognition (equity instruments)
- Financial assets at fair value through profit or loss

(ii) Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using EIR method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group's financial assets at amortized cost includes time deposits with maturity more than three months. For more information, refer to Note 24.

(iii) Financial assets at fair value through other comprehensive income (debt instruments)

For debt instruments at fair value through other comprehensive income, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and computed in the same manner as for financial assets measured at amortized cost. The remaining fair value changes are recognized in other comprehensive income. Upon derecognition, the cumulative fair value change recognized in other comprehensive income is recycled to profit or loss.

The Group's debt instruments at fair value through other comprehensive income includes investments in listed debt securities. For more information, refer to Note 24.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(i) Financial instruments (continued)
Financial Assets (continued)

(iv) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investment funds and income from money market fund, and currency protected time deposits which the Group were irrevocably designated at fair value through profit or loss.

When an investment in an associate or a joint venture is held by, or is held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with IFRS 9.Thus, the Group elects to measure all investments held by RE-PIE Portfoy Yonetim A.S Turkcell Yeni Teknolojiler Girisim Sermayesi ("Turkcell GSYF") at fair value through profit or loss. For more information, refer to Note 24.

(v) Impairment

The Group assesses on a forward-looking basis ECL associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

Loss allowances are measured on either of the following bases.

- 12 month expected credit losses (ECLs): these are ECLs that result from possible default events within the 12 months after the reporting date and
- Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

All Group companies apply simplified lifetime ECL measurement for trade receivables and contract assets except Turkcell Finansman which applies the general approach for trade receivable and contract assets.

Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Sale and Repurchase Agreements

Securities purchased under agreements to resell ("Reverse Repo") are classified and measured at amortized cost with the objective to collect contractual cash flows that are SPPI. Reverse repo transactions are recognized as cash and cash equivalents because they have short-term maturity and is readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

Central Bank Accounts

According to the "Regulation on Required Reserves (Issue: 2013/15)" published in the Official Gazette No. 31818 on 23 April 2022, TL-denominated cash loans determined by the Central Bank and their issued securities—based on the accounting standards and record-keeping principles applicable to financing companies—loans obtained from domestic banks were also made subject to required reserves. With the amendment to the Communiqué published in the Official Gazette dated 2 December 2025 and numbered



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(i) Financial instruments (continued)

Central Bank Accounts (continued)

As for the liabilities subject to required reserves, the rates for Turkish lira required reserves are between 3% and 8% depending on the maturity structure, while the rates for foreign currency required reserves are between 5% and 28%, depending on the maturity structure. (As of 31 December 2024: 5% - 26%). Required reserves are reported as restricted cash under other current assets (Note 17).

Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

Current trade receivables that do not contain a significant financing component are measured at the transaction price, less provision for impairment. When the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not adjust the consideration for the effects of a significant financing component. However, non-current trade receivables are recognized initially at fair value and subsequently measured at amortized cost using EIR method, less provision for impairment. See Note 35 for a description of the Group's impairment policies.

Related parties

A related party is a person or entity that is related to the Group.

(a) A person or a close member of that person's family is related to the Group if that person:

(i) has control or joint control of the Group

(ii) has significant influence over the Group; or

(iii) is a member of the key management personnel of the Group or of a parent of the Group.

(b) An entity is related to the Group if any of the following conditions applies:

(i) The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii) One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii) Both entities are joint ventures of the same third party.

(iv) One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v) The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi) The entity is controlled or jointly controlled by a person identified in (a).

(vii) A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii) The entity, or any member of a group of which it is a part, provides key management personnel services to the reporting entity or to the parent of the reporting entity

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(i) Financial instruments (continued)

Financial liabilities

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group's financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments.

(i) Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified in two categories:

• Financial liabilities at fair value through profit or loss

• Financial liabilities at amortized cost (loans and borrowings)

(ii) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

(iii) Financial liabilities at amortized cost (loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss. For more information, refer to Note 28.

(iv) Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.



2. Basis of preparation and summary of material accounting policies (continued)

(i) Financial instruments (continued)

Offsetting financial assets and financial liabilities

Financial assets and liabilities are offset and the net amount presented in the statement of financial position where the Group has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(j) Derivative financial instruments and hedge accounting

Derivative instruments are initially recognized at the acquisition cost reflecting the fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The derivative instruments of the Group mainly consist of participating cross currency swap contracts which is a cross-currency swap product featuring both buy and sell option structures, cross currency /interest rate swap contracts, foreign currency swap contracts and currency forward contracts instruments. These derivative transactions, even though providing effective economic hedges under the Group risk management position, do not generally qualify for hedge accounting under the specific rules and are therefore treated as derivatives held for trading in the consolidated financial statements. The fair value changes for these derivatives are recognized in the consolidated income statement.

Fair values of foreign exchange forwards, interest rate and foreign exchange swaps (IRS, Cross Currency Swaps etc.) and options are calculated with market levels of interest rates and Central Bank of Republic of Türkiye ("CBRT") exchange rates via valuation methods and pricing instruments correspondent with market standards. If market levels are not available for valuation date, fair value for forward contracts will be the value of the discounted future value of the difference between contract price level and forward value of CBRT exchange rate with risk free rates for the period. Interest rate and currency swaps will be valued with the difference of the discounted cash flows of each leg of the swaps using risk free rates and CBRT exchange rates. Option transactions will be valued with option pricing models using risk free rates and CBRT exchange rates.

At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions. The hedging transactions of the Group that qualify for hedge accounting are accounted for as follows:

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualified as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of hedged asset or liability attributable to the hedged risk is recorded as part of the carrying value of the hedged asset or liability during the effective hedging relationship. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item, for which the effective interest method is used, is amortized using a recalculated effective interest rate.

Fair value hedge accounting has not been applied as of 31 December 2025 and 2024.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(j) Derivative financial instruments and hedging accounting (continued)

(ii) Cash flow hedge

Hedges of exposures to variability in cash flows that are attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could affect profit and loss are designated as cash flow hedges by the Group in accordance with IFRS 9 hedge accounting requirement. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses relating to the effective portion of the change in intrinsic value of the options are recognized in the cash flow hedge reserve within equity. The changes in the time value of the options that relate to the hedged item ("aligned time value") are recognized within other comprehensive income in the costs of hedging reserve within equity.

Under IFRS 9, at inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

Hedging relationship is discontinued in its entirety when as a whole it ceases to meet the qualifying criteria after considering the rebalancing of the hedging relationship. Voluntary discontinuation is not done, as it's prohibited by IFRS 9. Hedge accounting is discontinued when the risk management objective for the hedging relationship has changed, the hedging instrument expires or is sold, terminated or exercised, there is no longer an economic relationship between the hedged item and hedging instrument or when the effect of credit risk starts dominating the value changes that result from the economic relationship.

When the Group discontinues hedge accounting for a cash flow hedge it accounts for the amount that has been accumulated in the cash flow hedge reserve as follows;

-If the hedged future cash flows are still expected to occur, that amount shall remain in the cash flow hedge reserve until the future cash flows occur. That amount shall be reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment in the same period or periods during which the expected future cash flows affect profit or loss.
- If the hedged future cash flows are no longer expected to occur, that amount shall be immediately reclassified from the cash flow hedge reserve to profit or loss as a reclassification adjustment



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

Derivative financial instruments and hedging accounting (continued)

(iii) Foreign currency hedge of net investments in foreign operations

Foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations are recognized in other comprehensive income while any gains or losses relating to the ineffective portion is recognized in the income statement. Tax effects of foreign exchange gains or losses on the hedging instrument relating to the effective portion of the foreign currency hedge of net investments in foreign operations is recognized under other comprehensive income as well (Note 34).

(k) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes cost of materials and direct labor, any other costs directly attributable to bringing the asset to a working condition for its intended use and the costs of dismantling and removing the items and restoring the site on which they are located, if any.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in profit or loss.

Changes in the obligation to dismantle, remove assets on sites and to restore sites on which they are located, other than changes deriving from the passing of time, are added or deducted from the cost of the assets in the period in which they occur. The amount deducted from the cost of the asset cannot exceed the balance of the carrying amount on the date of change, and any excess balance is recognized immediately in profit or loss. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(ii) Subsequent costs

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

(iii) Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

Land is not depreciated.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(k) Property, plant and equipment (continued)

(iii) Depreciation (continued)

The ranges of estimated useful lives are as follows:

Mobile network infrastructure	4–20 years
Fixed network infrastructure	3–25 years
Call center equipment	4–8 years
Buildings	21–25 years
Equipment, fixtures and fittings	2–10 years
Motor vehicles	4 – 6 years
Electricity power plant	20 years
Leasehold improvements	3 – 5 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iv) Borrowing costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale. Other borrowing costs are expensed in the period in which they are incurred.

(l) Intangible assets

(i) Telecommunication licenses

Separately acquired telecommunication licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis by reference to the license period. The range of estimated useful life for telecommunication licenses are as follows:

Telecommunications licenses	6 – 20 years

The Company has been granted the 2G, 3G and 4.5G licenses on 27 April 2023 (renewed) 30 April 2009 and 26 August 2015, respectively. The licenses are effective for 6, 20 and 13 years, respectively.

(ii) Computer software

Acquired computer software licenses are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Acquired computer software licenses are capitalized based on the costs incurred to acquire and bring to use the specific software.

Costs associated with maintaining computer software programs are recognized as an expense as incurred.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

- It is technically feasible to complete the software such that it will be available for use,
- Management intends to complete the software and use or sell it,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(l) Intangible assets (continued)

(ii) Computer software (continued)

- There is an ability to use or sell the software,
- It can be demonstrated how the software will generate probable future economic benefits,
- Adequate technical, financial and other resources to complete the development and to use or sell the software are available and
- The expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software include employee costs and an appropriate portion of relevant overheads.

Research expenditure and development expenditure that do not meet the criteria above are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The range of estimated useful life for computer software are as follows:

Computer software	3 – 8 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(iii) Other intangible assets

Other intangible assets that are acquired by the Group which have finite useful lives are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less amortization and impairment losses. Indefeasible Rights of Use ("IRU") are rights to use a portion of an asset's capacity granted for a fixed period of time. IRUs are recognized as intangible asset when the Group has specific indefeasible rights to use an identified portion of an underlying asset and the duration of the right is for the major part of the underlying asset's useful economic life. IRUs are amortized over the shorter of the underlying asset's useful economic life and the contract term.

Amortization

Amortization is recognized in the statement of profit or loss on a straight-line basis over the estimated useful lives. The ranges of the estimated useful lives for other intangible assets are as follows:

Indefeasible right-of-use	15 years
Transmission line software	5–10 years
Subscriber acquisition cost	2–7 years
Electricity production license	20 years

Amortization methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period. Useful lives of subscriber acquisition cost are determined based on expected subscriber lifetimes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(l) Intangible assets (continued)

Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired. It is carried at cost adjusted for the effects of inflation during the hyperinflationary period (when it is arising from acquisition of a business whose functional currency is hyperinflationary), less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(m) Investment properties

Recognition and measurement

Investment properties are properties held for rental yields and/or for capital appreciation (including property under construction for such purposes). Investment properties are stated at historical cost adjusted for the effects of inflation during the hyperinflationary period, where applicable, less depreciation and impairment losses.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

Depreciation

Depreciation is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives. The ranges of estimated useful lives are as follows:

Investment Property	25-45 years

Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at the end of each reporting period.

(n) Inventories

Inventories are stated at the lower of cost, which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale. Cost of inventory is determined using the weighted average method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Costs of purchased inventory are determined after deducting rebates and discounts. At 31 December 2025 and 2024, inventories mainly consisted of mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products.

(o) Impairment of non-financial assets

The Group assesses, at each reporting period, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or cash generating unit's ("CGU") fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.



2. Basis of preparation and summary of material accounting policies (continued)

(o) Impairment of non-financial assets (continued)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased.

(p) Employee benefits

(i) Short-term obligations

Liabilities for salaries including non-monetary benefits that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as employee benefit obligations in the statement of financial position.

(ii) Post-employment benefits

In accordance with the labor law in Türkiye, the Company and its subsidiaries in Türkiye are required to make lump-sum payments to employees who have completed one year of service and whose employment is terminated without cause or who retire, are called up for military service or die. Such payments are considered as being part of defined benefit plans in accordance with IAS 19 Employee Benefits ("IAS 19"). Thus, the Group has recognized the retirement pay liability provision which is calculated by estimating the present value of future probable obligation of the Company and its subsidiaries in Türkiye arising from retirement of employees. Provision for retirement pay liability is calculated by independent actuaries using the projected unit credit method. The calculated actuarial gains and losses are all recognized in other comprehensive income. For Turkish legal entities, the provision is calculated based on 30 days' pay up to a maximum TL 53.9 as at 31 December 2025 (31 December 2024: TL 41.8), per year of employment, which is adjusted for future increases due to inflation applicable at the date of retirement. Discount rate used for calculating retirement pay liability as of 31 December 2025 is 3.85% (31 December 2024: 2.2%).

(iii) Share-based payments

The Group provides a cash-settled share-based payment plan for selected employees in return for their services. For cash-settled share-based payment transactions, the Group measures services received and the liability incurred at the fair value of the liability. Liabilities for cash-settled share-based payment plan are recognized as employee benefit expense over the relevant service period. The fair value of the liability is re-measured at each reporting date and at the settlement date. Any changes in fair value are recognized in profit or loss for the period.

(iv) Personnel bonus

Provision for bonus is provided when the bonus is a legal obligation, or past practice would make the bonus a constructive obligation and the Group is able to make a reliable estimate of the obligation.

(v) Defined contribution plans

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(q) Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of resources will be required to settle the obligation.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management's best estimate of the outflow required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Dismantling, removal and restoring sites obligation

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(r) Revenue

Revenue principally consists of telecommunication services revenue, equipment revenue, revenue from financial services and other revenues.

General principles of revenue recognition are summarized below.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized when control is transferred to the customer.

Revenue from telecommunication services includes postpaid and prepaid revenue from voice, data, messaging and value-added services, fixed internet services, interconnect revenue, and roaming revenue.

The Group generally recognizes telecommunication revenue over time as it transfers services to its customers because the subscriber simultaneously receives and consumes the benefits provided by the Group, as the Group performs. For certain contracts, the Group recognizes revenue for the products and services early within the contract term, where the collection is made in deferred terms. Collection under these contracts, are considered probable as the Group has contractual right to collect, it has a firm policy and practice to enforce its contractual rights and has a historic pattern of collection.

As a practical expedient, if at contract inception the Group expects that the period between the transfer of a promised good or service to a customer and the customer's payment for that good or service will be one year or less, the Group does not adjust the promised consideration for the effects of a significant financing component. This practical expedient is not applicable to financial services revenue.



2. Basis of preparation and summary of material accounting policies (continued)

(r) Revenue (continued)

Bundled services and products and determination of relative standalone price

Services may be bundled with other products and services and these bundled elements involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. A good or service is distinct if both of the following criteria are met:

- The good or service is capable of being distinct, which is considered present if it is frequently sold on standalone basis by the Group or other third parties,
- The promise to transfer the good or service is distinct within the context of the contract, which is considered present if there is no significant integration that combines the goods or services.

The arrangement consideration is allocated to each performance obligation identified in the contract on a relative standalone selling price. If an element of a transaction is not distinct, then it is accounted for as an integral part of the remaining elements of the transaction. Revenue from device sales is recognized when control of the device has been transferred, being the time when delivered to the end customer. For device sales, revenue is recognized at the time when control of the device has been transferred, being when the products are delivered.

Revenue is recognized at the amount of the transaction price that is allocated to the performance obligation. The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The determination of standalone selling prices for the telecommunications services that are regularly sold on an individual basis by the Group, are not considered to be a critical accounting judgement since the Group uses the actual standalone price of similar services sold by itself in similar circumstances. However, in cases where the identical goods or services are not sold by the Group, stand-alone selling prices for similar goods and services sold by third parties are observed for the estimation purpose.

Equipment revenue

Equipment revenue consists of, sales of consumer electronics devices to consumers and distinct hardware and other devices delivered as part of digital business solutions to the corporate consumers. These sales are recognized at the point in time when control is transferred to the customer, typically upon delivery of risks and rewards to the customer.

Revenue from financial services

Revenue from financial services consists of interest income earned from consumer financing activities of Turkcell Finansman which is recognized over time in accordance with effective interest method and mobile payment subscriber revenues, merchant commission, bill payment and prepaid card revenues of Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. . Revenue from merchant commission, bill payment, and prepaid card services is recognized when control of the underlying service is transferred to the customer; in other words, at the point in time the service is delivered. Mobile payment subscriber revenues, on the other hand, represent revenue streams that are recognized over time.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(r) Revenue (continued)

Contracted device sales through distributors and dealers

The Group, its distributors and dealers offer joint campaigns to subscribers (mainly corporate subscribers) which may include the sale of device by the dealer and/or the distributor and the sale of communication service by the Group. In certain campaigns, dealers make the handset sales to the subscribers with deferred payment terms. Installment of these handset sales are collected by the Group through letters of undertaking (a formal document transferring right to collect) signed by all parties. The Group pays the distributor the net present value of the installments to be collected from the subscribers and recognizes “contracted receivables” (those that are transferred by the dealers/distributors) in its statement of financial position. The undue (not collected) portion of these contracted receivables which were paid upfront to the distributors/dealers by the Group is classified as “undue assigned contracted receivables” in trade receivables (Note 19). When monthly installment is invoiced to the subscriber, related portion is reclassified as “receivables from subscribers”.

In some cases the Group and distributors offer subscribers to buy a device through consumer financing loan, which will be collected by Turkcell Finansman. The Group carries a risk of collection in these transactions. Turkcell Finansman collects the purchased credit from the subscriber during the contract period. This is classified as revenue from financial services and it represents interest income generated from consumer financing activities. Interest income is recognized as it accrues, using the effective interest method.

In all of the above summarized sales, the Group recognizes device revenue in accordance with the results of the principal and agent analysis explained at note (d); when the Group acts as principal revenue is recognized as gross and when the Group acts as agent, revenue is recognized as net.
The revenue recognition policy for other revenues is to recognize revenue as services are provided.

Contract assets and liabilities

When one of the parties performs the contract, based on the relationship between the Group’s performance and the customer’s payment, the Group recognizes the contract as either a contract asset or a contract liability in the statement of financial position. The Group presents its unconditional rights to the consideration as a receivable separately. Before transferring a good or service to the customer, if the customer is required to pay the consideration or the Group has an unconditional right to receive the consideration (in other words, has a receivable), the Group recognizes the contract as a contract liability on the date the payment is made or the payment due date (whichever is earlier). A contract liability represents the Group's obligation to transfer goods or services to the customer in exchange for the consideration that it has received (or has the right to collect) from the customer. In cases where the Group performs its obligation by transferring goods or services to the customer before the customer makes the payment or before the payment due date, the Group recognizes the contract as a contract asset (excluding amounts presented as receivable). A contract asset represents the Group's right to receive the consideration for the goods or services it has transferred to the customer. The Group evaluates the contract asset for impairment in accordance with IFRS 9. The impairment of a contract asset is measured, presented, and disclosed according to the same principles as a financial asset under IFRS 9.

Contract costs

Contract costs eligible for capitalization as incremental costs of obtaining a contract comprise commission on sale relating to prepaid and postpaid contracts with acquired or retained subscribers. Contract costs are capitalized in the month of service activation if the Group expects to recover those costs. Contract costs comprise sales commissions to dealers and to own salesforce which can be directly attributed to an acquired or retained contract. Contract costs are classified as intangible assets in the consolidated financial statements. The asset is amortized on a straight-line basis over the customer lifetime, consistent with the pattern of recognition of the associated revenue.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(r) Income taxes

The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Income tax expense is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively. The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and at the time of the transaction, does not give rise to equal taxable and deductible temporary differences. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax losses.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Companies within the Group may be entitled to claim special tax exemptions for capital investments in qualifying assets or in relation to qualifying expenditure (e.g., the Research and Development Tax Incentive regime in Türkiye or other investment allowances). The Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense. A deferred tax asset is recognized for unclaimed tax credits that are carried forward as deferred tax assets.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(s) Earnings per share

The Group does not have any potential ordinary shares in issue, therefore basic and diluted earnings per share ("EPS") are equal. Since basic and diluted EPS are equal, the Group presents both basic and diluted EPS on one line described as "Basic and diluted EPS".

Basic EPS is calculated by dividing the profit attributable to ordinary shareholders of the Company by the weighted-average number of ordinary shares outstanding during the financial year, excluding treasury shares. In Türkiye, entities can increase their share capital by distributing "Bonus share" to shareholders from retained earnings. In computing earnings per share, such "Bonus share" distributions are treated as issued shares. Accordingly, the retrospective effect for such share distributions is taken into consideration when determining the weighted-average number of shares outstanding.

(t) Non-current assets held for sale and discontinued operations

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

Additional disclosures are provided in Note 3. All other notes to the financial statements include amounts for continuing operations, unless indicated otherwise.

(u) Equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity instruments, for example as the result of a share buy-back plan, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the owners of the Company as treasury shares until the shares are cancelled or reissued. Where such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company (Note 25).



2. Basis of preparation and summary of material accounting policies (continued)

(v) Dividends

Liability is recognized for any dividend declared, being appropriately authorized and no longer at the discretion of the Company, on or before the end of the reporting period but not distributed at the end of the reporting period.

(w) Leases

At inception of a contract, the Group assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, The Group assesses whether:

- The contract involved the use of an identified asset **-** this may be specified explicitly or implicitly;
- The asset should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, the asset is not identified;
- The Group has the right to obtain substantially all of the economic benefits from the use of an asset throughout the period of use and
- The Group has the right to direct use of the asset. The Group has the right when it has the decision-making rights that are most relevant to changing the how and for what purpose the asset is used. If these decisions are predetermined;
    - The Group has the right to operate the asset or,
    - The Group designed the asset in a way that predetermines how and for what purpose it is used.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Right-of-use asset

The Group recognizes a right-of use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially recognized at cost which is adjusted for the effects of inflation during the hyperinflationary period, where applicable, comprising of:

- Amount of the initial measurement of the lease liability,
- Any lease payments made at or before the commencement date, less any lease incentives received,
- Any initial direct costs incurred by the Group and
- An estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories. The lessee incurs the obligation for those costs either at the commencement date or as a consequence of having used the underlying asset during a particular period.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end date of the useful life of the right-of-use asset or the end date of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability (Note 16).

Lease Liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Group's incremental borrowing rate.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(x) Leases (continued)

- Fixed payments, including in-substance fixed payments,
- Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date,
- Amounts expected to be payable under a residual value guarantee and
- The exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewable period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease if the Group is reasonably certain to terminate early.

After initial recognition, the lease liability is measured (a) increasing the carrying amount to reflect interest on lease liability; (b) reducing the carrying amount to reflect the lease payments made, and (c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

Where, (a) there is a change in the lease term as a result of reassessment of certainty to exercise an extension option, or not to exercise a termination option as discussed above; or (b) there is a change in the assessment of an option to purchase the underlying asset, assessed considering the events and circumstances in the context of a purchase option, the Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate. The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term, or the its incremental borrowing rate at the date of reassessment, if the interest rate implicit in the lease cannot be readily determined.

Where, (a) there is a change in the amounts expected to be payable under a residual value guarantee; or (b) there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including change to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate, unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects changes in the interest rate.

The Group recognizes the amount of the remeasurement of lease liability as an adjustment to the right-of-use asset. Where the carrying amount of the right-of-use asset is reduced zero and there is further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group accounts for a lease modification as a separate lease if both:

- The modification increases the scope of the lease by adding the right to use one or more underlying assets and
- The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

The Group as a Lessor

When the Group acts an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease, not with reference to the underlying asset.

If an arrangement contains lease and non-lease components, the Group applies IFRS 15 to allocate the consideration in the contract.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(y) New standards and interpretations

i) The new standards, amendments and interpretations which are effective as of 1 January 2025 are as follows:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the Board issued amendments to IAS 21. The amendments specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, it discloses information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows. When applying the amendments, an entity cannot restate comparative information.

The Group expects no significant impact on its balance sheet and equity.

ii) Standards, amendments and interpretations that are issued but not yet effective:

Standards, interpretations and amendments to existing standards that are issued but not yet effective up to the date of issuance of the consolidated financial statements are as follows. The Group will make the necessary changes if not indicated otherwise, which will be affecting the consolidated financial statements and disclosures, when the new standards and interpretations become effective.

Amendments to IFRS 10 and IAS 28 - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

In December 2015, IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. Early application of the amendments is still permitted.

The Group will wait until the final amendment to assess the impacts of the changes.

Amendments to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments

In May 2024, the Board issued amendments to the classification and measurement of financial instruments (amendments to IFRS 9 and IFRS 7). The amendment clarifies that a financial liability is derecognized on the 'settlement date'. It also introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met. The amendment also clarified how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features as well as the treatment of non-recourse assets and contractually linked instruments. Additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income are added with the amendment. The amendment will be effective for annual periods beginning on or after 1 January 2026. Entities can early adopt the amendments that relate to the classification of financial assets plus the related disclosures and apply the other amendments later. The new requirements will be applied retrospectively with an adjustment to opening retained earnings.
The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(y) New standards and interpretations (continued)

ii) Standards, amendments and interpretations that are issued but not yet effective (continued):

Annual Improvements to IFRSs – Volume 11

In July 2024, the IASB issued Annual Improvements to IFRS Accounting Standards – Volume 11, amending the followings:

- *IFRS 1 First-time Adoption of International Financial Reporting Standards – Hedge Accounting by a First-time Adopter:* These amendments are intended to address potential confusion arising from an inconsistency between the wording in IFRS 1 and the requirements for hedge accounting in IFRS 9.

- *IFRS 7 Financial Instruments: Disclosures – Gain or Loss on Derecognition:* The amendments update the language on unobservable inputs in the Standard and include a cross reference to IFRS 13.

- *IFRS 9 Financial Instruments – Lessee Derecognition of Lease Liabilities and Transaction Price:* IFRS 9 has been amended to clarify that, when a lessee has determined that a lease liability has been extinguished in accordance with IFRS 9, the lessee is required to apply derecognition requirement of IFRS 9 and recognise any resulting gain or loss in profit or loss. IFRS 9 has been also amended to remove the reference to 'transaction price".

- *IFRS 10 Consolidated Financial Statements – Determination of a 'De Facto Agent':* The amendments are intended to remove the inconsistencies between IFRS 10 paragraphs.

- *IAS 7 Statement of Cash Flows – Cost Method:* The amendments remove the term of "cost method" following the prior deletion of the definition of 'cost method'.

Improvements are effective for annual reporting periods beginning on or after 1 January 2026. Earlier application is permitted for all.

The amendments are not expected to have a significant impact on the Group's consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts Referencing Nature-dependent Electricity

In December 2024, the Board issued Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7). The amendment clarifies the application of the "own use" requirements and permits hedge accounting if these contracts are used as hedging instruments. The amendment also adds new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows. The amendment will be effective for annual periods beginning on or after 1 January 2026. Early adoption is permitted but will need to be disclosed. The clarifications regarding the 'own use' requirements must be applied retrospectively, but the guidance permitting hedge accounting have to be applied prospectively to new hedging relationships designated on or after the date of initial application.
The Group expects no significant impact on its balance sheet and equity.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(y) New standards and interpretations (continued)

ii) Standards, amendments and interpretations that are issued but not yet effective (continued):

IFRS 18 – The new Standard for Presentation and Disclosure in Financial Statements

In April 2024, IASB issued IFRS 18 which replaces IAS 1. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified 'roles' of the primary financial statements and the notes. In addition, there are consequential amendments to other accounting standards, such as IAS 7, IAS 8 and IAS 34. IFRS 18 and the related amendments are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted. IFRS 18 will be applied retrospectively.

The Group is in the process of assessing the impact of the amendments on financial position or performance of the Group.

IFRS 19 – Subsidiaries without Public Accountability: Disclosures

In May 2024, the Board issued IFRS 19, which allows eligible entities to elect to apply reduced disclosure requirements while still applying the recognition, measurement and presentation requirements in other IFRS accounting standards. Unless otherwise specified, eligible entities that elect to apply IFRS 19 will not need to apply the disclosure requirements in other IFRS accounting standards. An entity that is a subsidiary, does not have public accountability and has a parent (either ultimate or intermediate) which prepares consolidated financial statements, available for public use, which comply with IFRS accounting standards may elect to apply IFRS 19. IFRS 19 is effective for reporting periods beginning on or after 1 January 2027 and earlier adoption is permitted. If an eligible entity chooses to apply the standard earlier, it is required to disclose that fact. An entity is required, during the first period (annual and interim) in which it applies the standard, to align the disclosures in the comparative period with the disclosures included in the current period under IFRS 19.

The standard is not applicable for the Group.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

2. Basis of preparation and summary of material accounting policies (continued)

(y) New standards and interpretations (continued)

ii) Standards, amendments and interpretations that are issued but not yet effective (continued):

Amendments to IAS 21 - Translation to a Hyperinflationary Presentation

The amendments issued by the Board in November 2025 require translation from a non-hyperinflationary functional currency into a hyperinflationary presentation currency at the closing rate. Accordingly, if an entity's functional currency is the currency of a non-hyperinflationary economy, but its presentation currency is the currency of a hyperinflationary economy, its results and financial position are translated into the presentation currency by translating all amounts (i.e., assets, liabilities, equity items, income and expenses) and all comparatives at the closing rate at the end of the current reporting period. Furthermore, an entity whose functional currency and presentation currency are the currency of a hyperinflationary economy, restates the comparative amounts of a foreign operation, whose functional currency is that of a non-hyperinflationary economy, by applying the general price index, in accordance with IAS 29, to the foreign operation's comparative figures. The amendments also introduce certain additional disclosure requirements.

The amendments apply for annual reporting periods beginning on or after 1 January 2027 and earlier application is permitted. If an entity's functional currency and presentation currency are the currency of a hyperinflationary economy (or are the currencies of different hyperinflationary economies) and it translates the results and financial position of foreign operations whose functional currency is that of a non-hyperinflationary economy, then it is required to apply the amendments from the beginning of the annual reporting period in which it first applies the amendments. In addition, it restates the comparative amounts of its foreign operations included in the entity's previously issued financial statements by applying the general price index it applies to corresponding figures in accordance with IAS 29. Other entities will apply the amendments retrospectively.

The Group expects no significant impact on its balance sheet and equity.



3. Discontinued operations

As per the Group's Board of Directors' decision dated 20 December 2023; a share transfer agreement was signed on 29 December 2023 for the transfer of all shares, along with all rights and debts, of Lifecell LLC, Global LLC, and Ukrtower, which are the Group's wholly owned subsidiaries.

As of 9 September 2024, cash amounting to nominal value of TRY 17,777,962 was received by the Group in accordance with the share purchase agreement.

As of 9 September 2024, other receivables related to the purchase amounting to nominal value of TRY 677,553 were accrued. On 4 August 2025, the amount was finalized with the buyer at nominal value of TRY 490,150 and collected within the year. The difference of nominal value of TRY 187,403 has been reported under discontinued operations in the current period.

The statement of profit or loss of a disposal group as of disposal date and comparative years are presented below:

	1 January-30 September 2024	1 January-31 December 2023
Revenue	9,682,719	14,621,477
Cost of revenue	(3,572,701)	(9,002,732)
Gross profit	**6,110,018**	**5,618,745**
Selling and marketing expenses	(560,791)	(838,787)
Administrative expenses	(356,281)	(480,417)
Other operating income/(expense), net	33,761	364,331
Operating profit	**5,226,707**	**4,663,872**
Net finance expense / income	(86,267)	(389,792)
Profit before income tax	**5,140,440**	**4,274,080**
Tax income /(expense)	(419,454)	(551,773)
Profit/(loss) for the year from discontinued operations	**4,720,986**	**3,722,307**
Gain on sale of disposal of subsidiaries	11,546,264	-
Total	**16,267,250**	**3,722,307**

The net cash flows incurred by the disposal group are, as follows:

	30 September 2024	31 December 2023
Cash flows from operating activities	3,791,188	9,219,057
Cash flows from investing activities	539,153	(3,481,817)
Cash flows from financing activities	(4,629,707)	(1,562,706)
Net cash (outflow)/inflow	**(299,366)**	**4,174,534**

4. Financial risk management

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

4. Financial risk management (continued)

The Group's risk management policies are set to determine and analyze the risks faced, to establish the appropriate risk limits and to observe the commitment to those limits. These policies are reviewed to make sure they reflect the Group's operations and the changes in market conditions.

Credit risk

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents, financial asset at fair value through other comprehensive income, financial asset at fair value through profit or loss, financial asset at amortized cost, derivative financial instruments, contract assets, trade receivables, receivables from financial services, due from related parties and other current and non-current assets (Note 35).

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group may require collateral in respect of financial assets. Also, the Group may demand letters of guarantee from third parties related to certain projects or contracts.

In monitoring customer credit risk, customers are grouped according to whether they are subscribers, financial services customers, other corporate customers and aging profile, maturity and existence of previous financial difficulties. Trade receivables and contract assets are mainly related to the Group's subscribers. The Group's exposure to credit risk on trade receivables and contract assets is influenced mainly by the individual payment characteristics of postpaid subscribers. The Group establishes a provision for impairment losses based on its historical events and future expectations in respect of trade receivables and contract assets. The receivables from financial sector activities consist of contractual assignments from subscribers related to consumer financing activities of Turkcell Finansman, receivables related to payment services and electronic money services of Turkcell Ödeme and Paycell LLC, and receivables related to insurance agency services of Turkcell Sigorta. These receivables are accounted for using the effective interest rate method at amortized cost.

Investments are preferred to be in liquid securities. The counterparty limits are set monthly depending on their ratings from the most credible rating agencies and the amount of their paid-in capital and/or shareholders equity. Policies are in place to review the paid-in capital and rating of counterparties periodically to ensure credit worthiness.

The Group signs local and international derivate agreements in order to be able to execute financial derivative transactions with financial institutions that are believed to have sufficient credit ratings.

The Group's policy is to provide financial guarantees only to subsidiaries. At 31 December 2025, guarantees of TL 21,607,347 were outstanding (31 December 2024: TL 14,613,792).

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held demand deposits of TL 5,595,255 (31 December 2024: TL 6,029,132) (Note 23) that are expected to readily generate cash inflows for managing liquidity risk. Due to the dynamic nature of the underlying businesses, the Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group's liquidity reserve (Note 35) and cash and cash equivalents (Note 23) on the basis of expected cash flows. In addition, the Group's liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.



4. Financial risk management (continued)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Group uses derivatives in order to manage market risks. All such transactions are carried at within the guidelines set by the Group Treasury.

(i) Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from foreign currency transactions, primarily with respect to the USD, EUR and RMB. Foreign exchange risk arises from recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. The Group holds a significant portion of its cash and cash equivalent in foreign currencies in order to manage foreign exchange risk. In addition, derivative financial instruments are used to manage exposure to fluctuations in foreign exchange rates the Company applies hedge accounting. Details of the Company's foreign exchange risk is disclosed in Note 35.

(ii) Interest rate risk

The Group's exposure to interest rate risk is related to its financial assets and liabilities. The Group manage its financial liabilities by providing an appropriate distribution between fixed and floating rate loans. Floating rate exposures can be changed to fixed rate exposures based on short-term and long-term market expectations via financial derivatives. The use of financial derivatives is governed by the Group Treasury's policies approved by the Audit Committee, which provide written principles on the use of derivatives. The Group's borrowings and receivables are carried at amortized cost. The borrowings are periodically contractually repriced (Note 35) and are also exposed to the risk of future changes in market interest rates.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5. Segment information

Consistent with the Group's strategy to provide integrated communications and technology services and to ensure economic integrity, the Group determined its operating segments in accordance with IFRS 8 Operating Segments as "Turkcell Türkiye" and "Techfin". Although strategic segments provide similar services, they are affected by different economic conditions and geographical locations and they are regularly reviewed by chief operating decision maker ("CODM") authority in making decisions regarding the Group's operations, based on resource allocation and performance. The authority responsible for making decisions related to the Group's operations is the Board of Directors. However, the Board of Directors may delegate its powers excluding the non-delegable powers stipulated by law to the CEO and other executives.
The Board primarily uses adjusted EBITDA to assess the performance of the operating segments. Adjusted EBITDA definition includes revenue, cost of revenue excluding depreciation and amortization, selling and marketing expenses and administrative expenses.
Adjusted EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to other similarly titled indicators used by other companies. Reconciliation of Adjusted EBITDA to the consolidated profit for the year is included in the accompanying notes.

The Group had divided its main operating segments into three groups: Turkcell Türkiye, Turkcell International, and Techfin, within the framework of a strategy to provide integrated communication and technology services, ensuring economic integrity.

Following the sale of Ukrainian entities (Lifecell LLC, Global LLC, and Ukrtower previously reported in International segment) in September 2024 and change in approach for consumer electronics sold through digital channels and smart devices management operations (The other operations of Turkcell Satış, previously reported as Other) towards to align with strategies of integrated channel management within Turkcell Türkiye Segment, the Group reassessed its operating segments and updated the segment structure as of March 31, 2025. Comparative information has been re-presented accordingly. The principal changes are a) elimination of the Turkcell International segment following the sale of the Ukrainian operations, which constituted that majority of related segment and b) reclassification of certain Turkcell Satış operations from Other segment to the Turkcell Türkiye segment.

As a consequence of these changes, telecom and digital services related operations of CJSC Belarusian Telecommunications Network ("BeST"), Kibris Mobile Telekomunikasyon Limited Sirketi ("Kibris Telekom"), East Asian Consortium B.V. ("Eastasian"), Lifecell Ventures Cooperatief U.A ("Lifecell Ventures"), Lifetech LLC ("Lifetech"), Beltower LLC ("Beltower"), Lifecell Digital Limited ("Lifecell Digital"), Yaani Digital BV ("Yaani") and BiP Digital Communication Technologies B.V ("BiP B.V.") were reclassified from the Turkcell International segment to the Other segment. Similarly, Turkcell Satış's operations - comprising consumer electronics sold through digital channels, smart device management operations previously presented within the Other segment is now reported within the Turkcell Türkiye segment.

Turkcell Türkiye reportable segment includes the Groups's mobile, fixed telecommunications, digital services and digital business services operations of Turkcell, Superonline Iletisim Hizmetleri A.S. ("Turkcell Superonline"), Turkcell Satış A.S's ("Turkcell Satış"), Turkcell Dijital Is Servisleri A.S. ("Turkcell Dijital"), group call center operations of Global Bilgi Pazarlama Danismanlik ve Cagri Servisi Hizmetleri A.S. ("Turkcell Global Bilgi"), Turktell Bilisim Servisleri A.S. ("Turktell"), Atmosware Teknoloji Egitim ve Danismanlik A.S ("Atmosware Teknoloji"), Turkcell Teknoloji Arastirma ve Gelistirme A.S. ("Turkcell Teknoloji"), Ultia Teknoloji Yazilim ve Uygulama Gelistirme Ticaret A.S. ("Ultia"), Kule Hizmet ve Isletmecilik A.S. ("Global Tower"), Rehberlik Hizmetleri Servisi A.S. ("Rehberlik"), Turkcell Gayrimenkul Hizmetleri A.S. ("Turkcell Gayrimenkul"), Lifecell Dijital Servisler ve Cozumler A.S. ("Lifecell Dijital Servisler"), Lifecell Bulut Cozumleri A.S. ("Lifecell Bulut"), Lifecell TV Yayin ve Icerik Hizmetleri A.S. ("Lifecell TV"), Lifecell Müzik Yayin ve Iletim A.S. ("Lifecell Müzik"), BiP Iletisim Teknolojileri ve Dijital Servisler A.S. ("BiP A.S."), TDC Veri Hizmetleri A.Ş ("TDC") and Artel Bilişim Servisleri A.Ş ("Artel).



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5. Segment information (continued)

Techfin reportable segment includes all financial services operations of Turkcell Finansman A.Ş ("Turkcell Finansman"), Turkcell Ödeme ve Elektronik Para Hizmetleri A.Ş. ("Turkcell Ödeme"),Paycell LLC("Paycell LLC"), Paycell Europe GmbH ("Paycell Europe"), Turkcell Sigorta Aracılık Hizmetleri A.Ş. ("Turkcell Sigorta"), Sofra Kurumsal ve Ödüllendirme Hizmetleri A.Ş ("Sofra"), Turkcell Dijital Teknolojileri Limited ("Turkcell Dijital Teknoloji"), and Turkcell Dijital Sigorta A.Ş. ("Turkcell Dijital Sigorta"). The operations of these legal entities aggregated into one reportable segment as the nature of services are similar and most of them share smilar economic characteristics.

Other operating segment comprises telecommunications, digital services, and energy-related activities outside Türkiye. This segment included CJSC Belarusian Telecommunications Network ("BeST"), Kıbrıs Mobile Telekomunikasyon Limited Sirketi ("Kıbrıs Telekom"), East Asian Consortium B.V. ("Eastasian"), Lifecell Ventures B.V ("Lifecell Ventures"), Lifetech LLC ("Lifetech"), Beltower LLC ("Beltower"), Lifecell Digital Limited ("Lifecell Digital"), Yaani Digital BV ("Yaani"), BiP Digital Communication Technologies B.V ("BiP B.V."), Turkcell Global Bilgi non Group call center activities, Turkcell Enerji Çözümleri ve Elektrik Satış Ticaret A.Ş. ("Turkcell Enerji"), Boyut Grup Enerji Elektrik Üretim ve İnşaat Sanayi ve Ticaret A.Ş. ("Boyut Enerji") and Turkcell Yeni Teknolojiler Girişim Sermayesi Yatırım Fonu ("Turkcell GSYF").

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2023 unless otherwise stated.)

5. Segment information (continued)

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Total segment revenue	220,319,476	199,742,397	13,688,815	11,300,922	14,139,663	10,974,558	(6,677,133)	(3,857,847)	241,470,821	218,160,030
Inter-segment revenue	(1,146,421)	(1,315,189)	(1,233,763)	(1,068,601)	(4,296,949)	(1,474,057)	6,677,133	3,857,847	-	-
Revenues from external customers	**219,173,055**	**198,427,208**	**12,455,052**	**10,232,321**	**9,842,714**	**9,500,501**	**-**	**-**	**241,470,821**	**218,160,030**
Adjusted EBITDA	98,416,482	86,852,705	3,383,133	2,845,933	2,695,945	2,111,613	(478,585)	(444,772)	104,016,975	91,365,479
IFRS 9 impairment loss provision	(991,553)	(1,068,536)	(332,900)	(260,082)	(104,253)	(8,094)	-	-	(1,428,706)	(1,336,712)

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Total segment revenue	199,742,397	186,257,652	11,300,922	8,633,914	10,974,558	11,404,209	(3,857,847)	(3,866,822)	218,160,030	202,428,953
Inter-segment revenue	(1,315,189)	(1,225,601)	(1,068,601)	(784,782)	(1,474,057)	(1,856,439)	3,857,847	3,866,822	-	-
Revenues from external customers	**198,427,208**	**185,032,051**	**10,232,321**	**7,849,132**	**9,500,501**	**9,547,770**	**-**	**-**	**218,160,030**	**202,428,953**
Adjusted EBITDA	86,852,705	78,046,630	2,845,933	3,037,930	2,111,613	2,269,590	(444,772)	(434,858)	91,365,479	82,919,292
IFRS 9 impairment loss provision	(1,068,536)	(1,739,411)	(260,082)	(154,928)	(8,094)	(10,897)	-	-	(1,336,712)	(1,905,236)

The impairment loss expense of the Group related to tangible and intangible fixed assets, amounting to TL 578,914 (31 December 2024 TL 179,148) relates to the Turkcell Türkiye main operating segment.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

5. Segment information (continued)

	31 December 2025	31 December 2024	31 December 2023
Profit from continuing operations	**17,791,410**	**14,511,901**	**19,961,224**
Add/(Less):			
Income tax expense	13,398,842	6,369,264	(8,836,533)
Finance income	(16,841,450)	(13,584,573)	(23,931,920)
Finance costs	22,064,023	22,285,584	37,666,918
Other income	(452,244)	(329,088)	(1,668,287)
Other expenses	2,227,278	3,374,279	10,674,263
Monetary (gain) loss	(1,598,366)	(7,657,905)	(7,213,152)
Depreciation and amortization	63,928,335	62,256,360	59,149,066
Share of loss/(gain) of equity accounted investees	3,499,147	4,139,657	(2,882,287)
Consolidated adjusted EBITDA	**104,016,975**	**91,365,479**	**82,919,292**

Geographical information

In presenting the information based on geographical segments, segment revenue is based on the geographical location of operations and segment assets are based on the geographical location of the assets.

	31 December 2025	31 December 2024	31 December 2023
Revenues			
Türkiye	235,619,865	213,086,672	197,752,484
Belarus	3,410,938	2,848,809	2,616,599
Turkish Republic of Northern Cyprus	2,436,107	2,177,073	1,999,709
Netherlands	2,414	47,476	60,161
Germany	1,497	-	-
	241,470,821	**218,160,030**	**202,428,953**

	31 December 2025	31 December 2024	31 December 2023
Non-current assets			
Türkiye	329,950,253	294,618,497	265,137,838
Belarus	3,149,942	1,397,877	1,410,297
Turkish Republic of Northern Cyprus	3,125,530	3,239,031	5,759,783
Unallocated non-current assets	7,718,460	2,560,029	839,349
	343,944,185	**301,815,434**	**273,147,267**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

6. Revenue

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated	
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Telecommunication services	199,161,698	179,628,578	-	-	5,501,850	4,768,363	(216,417)	(280,026)	204,447,131	184,116,915
Equipment revenues	18,934,975	17,715,566	-	-	349,285	268,468	(12,702)	(14,507)	19,271,558	17,969,527
Revenue from financial services	-	-	13,688,815	11,300,922	-	-	(1,232,267)	(1,068,600)	12,456,548	10,232,322
Other	2,222,803	2,398,253	-	-	8,288,528	5,937,727	(5,215,747)	(2,494,714)	5,295,584	5,841,266
Total	**220,319,476**	**199,742,397**	**13,688,815**	**11,300,922**	**14,139,663**	**10,974,558**	**(6,677,133)**	**(3,857,847)**	**241,470,821**	**218,160,030**

	Turkcell Türkiye		Techfin		Other		Intersegment Eliminations		Consolidated	
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Telecommunication services	179,628,578	162,586,486	-	-	4,768,363	4,320,270	(280,026)	(379,595)	184,116,915	166,527,161
Equipment revenues	17,715,566	21,230,404	-	-	268,468	346,012	(14,507)	(42,561)	17,969,527	21,533,855
Revenue from financial services	-	-	11,300,922	8,633,914	-	-	(1,068,600)	(784,783)	10,232,322	7,849,131
Other	2,398,253	2,440,762	-	-	5,937,727	6,737,927	(2,494,714)	(2,659,883)	5,841,266	6,518,806
Total	**199,742,397**	**186,257,652**	**11,300,922**	**8,633,914**	**10,974,558**	**11,404,209**	**(3,857,847)**	**(3,866,822)**	**218,160,030**	**202,428,953**

Revenue from financial services comprise of interest income generated from consumer financing activities, The Group has interest income amounting to TL 5,421,155, TL 5,455,388 and TL 3,824,709, for the years ended 31 December 2025, 2024 and 2023, respectively.

48



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

6. Revenue (continued)

	31 December 2025				
	Turkcell Turkiye	**Techfin**	**Other**	**Intersegment eliminations**	**Consolidated**
Telecommunication Services	**199,161,698**	**-**	**5,501,850**	**(216,417)**	**204,447,131**
At a point in time	*1,635,865*	-	*9,037*	-	*1,644,902*
Over time	*197,525,833*	-	*5,492,813*	*(216,417)*	*202,802,229*
Equipment Related	**18,934,975**	**-**	**349,285**	**(12,702)**	**19,271,558**
At a point in time	*18,040,795*	-	*349,285*	*(12,702)*	*18,377,378*
Over time	*894,180*	-	-	-	*894,180*
Revenue from financial operations	**-**	**13,688,815**	**-**	**(1,232,267)**	**12,456,548**
At a point in time	-	*8,129,149*	-	*(1,194,728)*	*6,934,421*
Over time	-	*5,559,666*	-	*(37,539)*	*5,522,127*
Other	**2,222,803**	**-**	**8,288,528**	**(5,215,747)**	**5,295,584**
At a point in time	*370,774*	-	*5,895*	*(2,015)*	*374,654*
Over time	*1,852,029*	-	*8,282,633*	*(5,213,732)*	*4,920,930*
Total	**220,319,476**	**13,688,815**	**14,139,663**	**(6,677,133)**	**241,470,821**
At a point in time	*20,047,434*	*8,129,149*	*364,217*	*(1,209,445)*	*27,331,355*
Over time	*200,272,042*	*5,559,666*	*13,775,446*	*(5,467,688)*	*214,139,466*

	31 December 2024				
	Turkcell Turkiye	**Techfin**	**Other**	**Intersegment eliminations**	**Consolidated**
Telecommunication Services	**179,628,578**	**-**	**4,768,363**	**(280,026)**	**184,116,915**
At a point in time	*1,162,258*	-	*7,910*	-	*1,170,168*
Over time	*178,466,320*	-	*4,760,453*	*(280,026)*	*182,946,747*
Equipment Related	**17,715,566**	**-**	**268,468**	**(14,507)**	**17,969,527**
At a point in time	*16,885,389*	-	*268,468*	*(14,507)*	*17,139,350*
Over time	*830,177*	-	-	-	*830,177*
Revenue from financial operations	**-**	**11,300,922**	**-**	**(1,068,600)**	**10,232,322**
At a point in time	-	*5,689,927*	-	*(984,127)*	*4,705,800*
Over time	-	*5,610,995*	-	*(84,473)*	*5,526,522*
Other	**2,398,253**	**-**	**5,937,727**	**(2,494,714)**	**5,841,266**
At a point in time	*436,886*	-	*48,541*	*(5,081)*	*480,346*
Over time	*1,961,367*	-	*5,889,186*	*(2,489,633)*	*5,360,920*
Total	**199,742,397**	**11,300,922**	**10,974,558**	**(3,857,847)**	**218,160,030**
At a point in time	*18,484,533*	*5,689,927*	*324,919*	*(1,003,715)*	*23,495,664*
Over time	*181,257,864*	*5,610,995*	*10,649,639*	*(2,854,132)*	*194,664,366*

	31 December 2023				
	Turkcell Turkiye	**Techfin**	**Other**	**Intersegment eliminations**	**Consolidated**
Telecommunication Services	**162,586,486**	**-**	**4,320,270**	**(379,595)**	**166,527,161**
At a point in time	*2,752,270*	-	*5,441*	*120,855*	*2,878,566*
Over time	*159,834,216*	-	*4,314,829*	*(500,450)*	*163,648,595*
Equipment Related	**21,230,404**	**-**	**346,012**	**(42,561)**	**21,533,855**
At a point in time	*20,260,290*		*346,012*	*(42,561)*	*20,563,741*
Over time	*970,114*		-	-	*970,114*
Revenue from financial operations	**-**	**8,633,914**	**-**	**(784,783)**	**7,849,131**
At a point in time		*4,203,924*		*(710,770)*	*3,493,154*
Over time		*4,429,990*		*(74,013)*	*4,355,977*
Other	**2,440,762**	**-**	**6,737,927**	**(2,659,883)**	**6,518,806**
At a point in time	*220,110*		*58,716*	*102*	*278,928*
Over time	*2,220,652*		*6,679,211*	*(2,659,985)*	*6,239,878*
Total	**186,257,652**	**8,633,914**	**11,404,209**	**(3,866,822)**	**202,428,953**
At a point in time	*23,232,670*	*4,203,924*	*410,169*	*(632,374)*	*27,214,389*
Over time	*163,024,982*	*4,429,990*	*10,994,040*	*(3,234,448)*	*175,214,564*

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

7. Other income and expense

Recognized in the statement of profit or loss:

	31 December 2025	**31 December 2024**	**31 December 2023**
Depositary reimbursement	161,280	116,386	205,727
Insurance compensation	60,107	-	517,510
Income from equipment donations	-	-	387,496
Rent income	14,868	11,753	50,094
Other	215,989	200,949	507,460
Other income	**452,244**	**329,088**	**1,668,287**
Donation expenses (*)	(936,436)	(961,359)	(7,407,230)
Litigation expenses	(501,463)	(203,452)	(1,395,185)
Loss on cancellation of lease contract	(231,238)	(291,835)	(276,976)
Loss on sale of fixed assets	(57,738)	(46,595)	(30,199)
Restructuring cost	(65,917)	(50,064)	(874,490)
Distributor restructuring cost (**)	-	(1,580,288)	-
Other	(434,486)	(240,686)	(690,183)
Other expense	**(2,227,278)**	**(3,374,279)**	**(10,674,263)**

(*) In 2023, the donation expenses mainly relate to the donation payment made on 6 February 2023, following the devastating earthquake disaster centered in Kahramanmaraş. This donation payment was made in accordance with the opportunity granted by the Capital Markets Board's decision dated 9 February 2023. In 2025 and 2024, the donation expenses consist of donations mainly made to educational and sport activities.
(**) Expenses resulting from company's restructuring of distributors across Turkey, the number of distributors has been reduced from two to one.

8. Employee benefit expenses

	31 December 2025	**31 December 2024**	**31 December 2023**
Wages and salaries (*)	35,086,787	34,171,035	26,148,693
Defined benefit plan (**)	420,984	489,632	579,560
Defined contribution plans	220,614	124,826	142,681
	35,728,385	**34,785,493**	**26,870,934**

(*) Wages and salaries include compulsory social security contributions, bonuses and share based payments.

(**) Remeasurements of defined benefit plans for the years ended 31 December 2025, 2024 and 2023 amounting to TL 1,161,825, TL (231,601) and TL (283,013) respectively are reflected in other comprehensive income.

Employee benefit expenses are recognized in cost of revenue, selling and marketing expenses and administrative expenses.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

9. Finance income and costs

Recognized in the statement of profit or loss:

	31 December 2025	31 December 2024	31 December 2023
Interest income	8,711,978	9,869,230	5,892,931
Income from money market fund	3,008,831	-	-
Income from financial assets carried at fair value	202,147	2,233,632	8,702,488
Cash flow hedges – reclassified to profit or loss (*)	-	-	6,212,859
Net fair value gains on derivative financial instruments and interest	-	-	2,162,706
Interest income from financial assets	4,918,494	1,481,711	960,936
Finance income	**16,841,450**	**13,584,573**	**23,931,920**
Net foreign exchange losses	(7,366,352)	(4,912,921)	(26,488,339)
Net interest expenses for financial assets and liabilities measured at amortized cost	(14,123,157)	(14,996,147)	(11,031,337)
Net fair value losses on derivative financial instruments and interest	(774,771)	(1,503,427)	-
Cash flow hedges – reclassified to profit or loss (*)	412,285	(803,095)	-
Other	(212,028)	(69,994)	(147,242)
Finance costs	**(22,064,023)**	**(22,285,584)**	**(37,666,918)**
Monetary gain (loss)	1,598,366	7,657,905	7,213,152
Net finance costs	**(3,624,207)**	**(1,043,106)**	**(6,521,846)**

(*) Reclassification adjustments relating to cash flow hedge are TL 412,285, TL 186,626 and TL 6,960,313 and reclassification adjustments relating to cost of hedging reserve are TL (0), TL (989,721) and TL (747,454) for the years ended 31 December 2025, 2024, 2023 respectively.

Net foreign exchange losses mainly include foreign exchange losses on borrowings, bonds issued and foreign exchange gains on cash and cash equivalents.

Interest income and expense on financial assets and liabilities measured at amortized cost are shown as netted on consolidated statement of profit or loss. The Group has gross interest income on financial assets measured at amortized cost and interest expense on financial liabilities measured at amortized cost amounting to TL 1,946,505, TL (16,069,661), TL 2,176,235, TL (17,172,380), and TL 1,463,282, TL (12,494,618) for the years ended 31 December 2025, 2024 and 2023, respectively.

Foreign exchange gains and losses are shown as netted on consolidated statement of profit or loss. The company has gross foreign exchange gains and losses amounting to TL 28,819,000, TL (36,185,351), TL 14,908,457 TL (19,821,377) and TL 39,850,830, TL (66,339,170) for the years ended 31 December 2025, 2024 and 2023, respectively.

	31 December 2025	31 December 2024	31 December 2023
Current income tax expense	(8,614,543)	(4,322,773)	(1,290,850)
Deferred income tax expense	(4,784,299)	(2,046,491)	10,127,383
Total income tax expense	**(13,398,842)**	**(6,369,264)**	**8,836,533**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

10. Income tax expense

Reconciliation of income tax expense

	31 December 2025	31 December 2024	31 December 2023
Profit from continuing operations before income tax expense	31,190,252	20,881,165	11,124,691
Profit before income tax expense	**31,002,849**	**37,148,415**	**14,846,998**
Tax at the Turkiye's tax rate	(7,750,712)	(5,220,291)	(2,781,173)
Difference in overseas tax rates	(139,052)	144,421	192,727
Effect of exemptions (*)	4,559,479	4,097,475	3,729,553
Effect of amounts which are not deductible and permanent differences	(305,532)	887,389	(1,190,358)
Change in unrecognized deferred tax assets (**)	(273,014)	(491,509)	403,740
Adjustments for current tax of prior years	5,771	1,363,663	157,579
Effect of increase in corporate tax rate in Turkiye	-	-	(2,015,933)
Tax effect of investment in associate	(883,281)	(714,705)	(775,809)
Tax effect of Law No 7440	-	-	(534,025)
Current period revaluation effect (***)	7,767,678	-	-
Inflation adjustments	(16,388,192)	(6,344,842)	11,643,353
Other	8,013	(90,865)	6,879
Total income tax expense	**(13,398,842)**	**(6,369,264)**	**8,836,533**

(*) Effect of exemptions mainly consist of R&D discounts and exemptions due to capital investments.

(**) The net deferred tax assets not recognized in the statement of financial position mainly consist of unused current period losses for which no deferred tax asset has been calculated.

(**) In accordance with the Law No. 7440 on the "Restructuring of Certain Receivables and Amending Certain Laws" published in the Official Gazette on 12 March 2023, it has been decided that an additional tax of 10% should be calculated over the deduction amounts (included in 2022 tax returns) and tax bases subject to reduced corporate tax.

(***) As of 2025, inflation adjustment to be applied under the Turkish Tax Procedure Law has been postponed for the 2025, 2026 and 2027 fiscal years pursuant to Law No. 7571. Within this scope, the Company revalued its depreciable assets in accordance with Article 298/Ç of the Turkish Tax Procedure Law, and the resulting revaluation increase has been recognized in a reserve account in the statutory records.

The corporate tax rate in Türkiye is 25% for companies (31 December 2024: 25%, 31 December 2023: 25%), 30% for banks ((31 December 2024: 30%, 31 December 2023: 30%), and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies.

An amendment to Turkey's Corporate Tax Law (No. 5520) was submitted on July 5, 2023, and published in the Official Gazette on July 15, 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies. New tax rates became effective starting from the declarations that were submitted as of 1 October 2023 but it is applied for the annual taxable income.

The Group has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

11. Expenses by nature

Breakdown of expenses by nature for the years ended 31 December 2025, 2024 and 2023 is as follows:

Cost of revenue:

	31 December 2025	31 December 2024	31 December 2023
Depreciation and amortization (*)	(63,928,335)	(62,256,360)	(59,149,066)
Share of Turkish Treasury	(21,446,492)	(19,399,594)	(17,556,821)
Employee benefit expenses	(20,587,035)	(20,176,605)	(15,964,322)
Cost of goods sold	(17,133,015)	(15,945,843)	(20,211,853)
Frequency expenses	(7,854,795)	(7,121,548)	(6,472,148)
Cost of revenue from financial services (**)	(7,350,595)	(5,892,109)	(3,497,863)
Interconnection and termination expenses	(5,766,236)	(5,879,187)	(7,475,184)
Energy expenses	(5,105,345)	(5,843,273)	(6,948,681)
Radio expenses	(4,048,031)	(2,736,561)	(2,586,778)
Universal service fund	(2,850,247)	(2,556,410)	(2,347,905)
Transmission expenses	(2,830,437)	(2,520,299)	(2,769,227)
Roaming expenses	(1,937,043)	(1,981,180)	(2,144,591)
Internet expense	(1,924,180)	(1,972,603)	(2,241,780)
Others	(10,362,652)	(10,044,078)	(10,167,604)
	(173,124,438)	**(164,325,650)**	**(159,533,823)**

(*) As at 31 December 2025, depreciation and amortization expenses include depreciation and amortization expenses related to the financial services amounting to TL 1,057,188 (31 December 2024: TL 794,426 and 31 December 2023: TL 617,720).

(**) As at 31 December 2025, cost of revenue from financial services includes employee benefit expenses related to the financial services amounting to TL 497,205 (31 December 2024: TL 432,219 and 31 December 2023: TL 352,191).

Selling and marketing expenses:

	31 December 2025	31 December 2024	31 December 2023
Employee benefit expenses	(7,888,200)	(7,640,468)	(5,933,094)
Marketing expenses	(6,668,587)	(5,410,651)	(3,722,422)
Selling expenses	(1,495,726)	(689,966)	(579,633)
Others	(828,209)	(589,895)	(503,391)
	(16,880,722)	**(14,330,980)**	**(10,738,540)**

Administrative expenses:

	31 December 2025	31 December 2024	31 December 2023
Employee benefit expenses	(6,755,945)	(6,536,201)	(4,621,328)
Collection expenses	(545,781)	(395,033)	(243,523)
Consultancy expenses	(529,156)	(428,522)	(389,458)
Service expenses	(368,415)	(349,275)	(297,949)
Travel and entertainment expenses	(263,576)	(226,257)	(157,614)
Maintenance and repair expenses	(109,593)	(137,510)	(135,597)
Utility expenses	(24,874)	(12,498)	(15,129)
Others	(1,350,975)	(972,273)	(620,530)
	(9,948,315)	**(9,057,569)**	**(6,481,128)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

11. Expenses by nature (continued)

Net impairment losses on financial and contract assets:

	31 December 2025	31 December 2024	31 December 2023
Net impairment losses on financial and contract assets	(1,428,706)	(1,336,712)	(1,905,236)
	(1,428,706)	**(1,336,712)**	**(1,905,236)**



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

11. Expenses by nature (continued)

Net impairment losses on financial and contract assets:

	31 December 2025	31 December 2024	31 December 2023
Net impairment losses on financial and contract assets	(1,428,706)	(1,336,712)	(1,905,236)
	(1,428,706)	**(1,336,712)**	**(1,905,236)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

12. Property, plant and equipment

Cost	Balance at 1 January 2025	Additions	Disposals	Transfers	Acquisition through business combinations	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2025
Network infrastructure (All operational)	359,720,059	12,528,460	(6,286,970)	22,761,683		-	763,971	389,487,203
Land and buildings	27,408,142	1,497,578	-	2,908,443	117,743	-	(39,158)	31,892,748
Equipment, fixtures and fittings	23,650,648	1,765,385	(352,705)	416,503	-	-	(170,631)	25,309,200
Motor vehicles	333,371	24,710	(45,468)	-	-	-	2,391	315,004
Leasehold improvements	7,276,404	222,030	(399)	-	-	-	(135)	7,497,900
Electricity production power plant	646,880	5	-	-	-	-	(7)	646,878
Construction in progress	6,566,301	27,860,339	(44,393)	(26,096,298)	-	-	111,499	8,397,448
Total	**425,601,805**	**43,898,507**	**(6,729,935)**	**(9,669)**	**117,743**	**-**	**667,930**	**463,546,381**
Accumulated depreciation								
Network infrastructure (All operational)	251,391,425	22,473,565	(5,708,996)	-	-	19,883	(353,680)	267,822,197
Land and buildings	6,253,598	1,359,307	-	-	-	-	589,033	8,201,938
Equipment, fixtures and fittings	23,611,162	453,527	(228,484)	-	-	-	(1,184,173)	22,652,032
Motor vehicles	285,400	28,449	(43,344)	-	-	-	2,362	272,867
Leasehold improvements	7,003,057	103,004	-	-	-	-	(996)	7,105,065
Electricity production power plant	110,090	32,467	-	-	-	-	(1)	142,556
Total	**288,654,732**	**24,450,319**	**(5,980,824)**	**-**	**-**	**19,883**	**(947,455)**	**306,196,655**
Net book value	**136,947,073**	**19,448,188**	**(749,111)**	**(9,669)**	**117,743**	**(19,883)**	**1,615,385**	**157,349,726**

Depreciation expenses for the years ended 31 December 2025 and 2024 amounting to TL 24,470,202 and TL 26,472,779 respectively include impairment losses and are recognized in cost of revenue. Impaired network infrastructure mainly consists of damaged or technologically inadequate mobile and fixed network infrastructure investments. Expenses from impairment losses on property, plant and equipment for the year ended 31 December 2025 is TL 19,883 and is recognized under depreciation expenses (31 December 2024 TL 21,746).



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

12. Property, plant and equipment (continued)

Cost	Balance at 1 January 2024	Additions	Disposals	Transfers	Acquisition through business combinations	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2024
Network infrastructure (All operational)	343,624,131	8,719,926	(9,068,282)	18,607,189	-	-	(2,162,905)	359,720,059
Land and buildings	21,668,997	2,062,588	(42,422)	4,020,150	-	-	(301,171)	27,408,142
Equipment, fixtures and fittings	22,620,816	2,279,693	(929,277)	535,991	-	-	(856,575)	23,650,648
Motor vehicles	356,146	20,458	(33,042)	-	-	-	(10,191)	333,371
Leasehold improvements	7,151,466	97,712	(1,458)	28,939	-	-	(255)	7,276,404
Electricity production power plant	640,905	5,950	-	-	-	-	25	646,880
Construction in progress	4,608,095	25,245,520	(109,053)	(23,145,291)	-	-	(32,970)	6,566,301
Total	**400,670,556**	**38,431,847**	**(10,183,534)**	**46,978**	**-**	**-**	**(3,364,042)**	**425,601,805**
Accumulated depreciation								
Network infrastructure (All operational)	239,587,974	22,389,588	(7,379,818)	-	-	21,743	(3,228,062)	251,391,425
Land and buildings	5,402,950	1,014,897	-	-	-	-	(164,249)	6,253,598
Equipment, fixtures and fittings	22,934,869	2,398,780	(200,564)	-	-	3	(1,521,926)	23,611,162
Motor vehicles	336,495	34,409	(29,028)	-	-	-	(56,476)	285,400
Leasehold improvements	6,420,948	580,216	(27)	-	-	-	1,920	7,003,057
Electricity production power plant	31,196	33,143	-	-	-	-	45,751	110,090
Total	**274,714,432**	**26,451,033**	**(7,609,437)**	**-**	**-**	**21,746**	**(4,923,042)**	**288,654,732**
Net book value	**125,956,124**	**11,980,814**	**(2,574,097)**	**46,978**	**-**	**(21,746)**	**1,559,000**	**136,947,073**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

13. Intangible assets

Cost	Balance at 1 January 2025	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2025
Telecommunication licenses	129,024,942	239,593	(32)	-	-	(43,206)	129,221,297
Computer software	211,255,967	15,961,770	(214,970)	561,008	-	2,051,117	229,614,892
Transmission line software	2,013,857	3,132	-	-	-	12,033	2,029,022
Indefeasible right of usage	2,064,237	10,284	-	-	-	1	2,074,522
Brand name	15,897	-	-	-	-	738	16,635
Customer base	65,029	-	-	-	-	(4,709)	60,320
Goodwill	770,907	-	-	-	-	-	770,907
Subscriber acquisition cost	82,886,223	10,740,077	-	-	-	756,434	94,382,734
Electricity production license	1,140,206	-	-	1,140,203	-	(269,104)	2,011,305
Others	2,766,364	401,502	(10,329)	(1,140,203)	-	251,711	2,269,045
Construction in progress	476,472	452,058	-	(551,339)	-	1,787	378,978
Total	**432,480,101**	**27,808,416**	**(225,331)**	**9,669**	**-**	**2,756,802**	**462,829,657**
Accumulated amortization							
Telecommunication licenses	98,511,899	7,416,434	(31)	-	-	718,278	106,646,580
Computer software	163,236,794	12,568,970	(115,424)	(117,361)	558,903	483,949	176,615,831
Transmission line software	2,031,398	6,400	-	-	-	(10,435)	2,027,363
Indefeasible right of usage	1,309,287	51,396	-	-	-	439	1,361,122
Brand name	3,632	-	-	-	-	6,239	9,871
Customer base	34,010	401	-	-	-	8,403	42,814
Subscriber acquisition cost	58,141,692	10,419,947	-	-	-	(7,533)	68,554,106
Electricity production license	179,803	57,663	-	78,096	-	(6,527)	309,035
Others	1,866,945	369,078	(10,317)	39,265	128	17,931	2,283,030
Total	**325,315,460**	**30,890,289**	**(125,772)**	**-**	**559,031**	**1,210,744**	**357,849,752**
Net book value	**107,164,641**	**(3,081,873)**	**(99,559)**	**9,669**	**(559,031)**	**1,546,058**	**104,979,905**



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

13. Intangible assets (continued)

Cost	Balance at 1 January 2024	Additions	Disposals	Transfers	Impairment expenses/ (reversals)	Effects of movements in exchange rates	Balance at 31 December 2024
Telecommunication licenses	129,086,912	1,343	(82,130)	-	-	18,817	129,024,942
Computer software	195,942,049	13,811,239	(43,107)	382,537	-	1,163,249	211,255,967
Transmission line software	1,990,425	1,465	(662)	-	-	22,629	2,013,857
Indefeasible right of usage	1,919,358	144,879	-	-	-	-	2,064,237
Brand name	20,350	-	-	-	-	(4,453)	15,897
Customer base	73,883	-	-	-	-	(8,854)	65,029
Goodwill	770,907	-	-	-	-	-	770,907
Subscriber acquisition cost	72,791,783	9,653,267	-	-	-	441,173	82,886,223
Electricity production license	1,262,381	-	-	-	-	(122,175)	1,140,206
Others	2,357,311	369,171	(2,603)	(46,977)	-	89,462	2,766,364
Construction in progress	495,555	384,488	(2,136)	(382,537)	-	(18,898)	476,472
Total	**406,710,914**	**24,365,852**	**(130,638)**	**(46,977)**	**-**	**1,580,950**	**432,480,101**
Accumulated amortization							
Telecommunication licenses	90,877,046	7,446,046	(19,530)	-	-	208,337	98,511,899
Computer software	151,201,408	11,194,611	(13,683)	-	154,681	699,777	163,236,794
Transmission line software	1,971,530	42,044	-	-	-	17,824	2,031,398
Indefeasible right of usage	1,214,529	97,610	(1,792)	-	-	(1,060)	1,309,287
Brand name	18,547	-	-	-	-	(14,915)	3,632
Customer base	53,561	826	-	-	-	(20,377)	34,010
Subscriber acquisition cost	49,080,253	9,765,186	-	-	-	(703,747)	58,141,692
Electricity production license	99,108	57,171	-	-	-	23,524	179,803
Others	1,619,661	292,667	(2,309)	-	1,012	(44,086)	1,866,945
Total	**296,135,643**	**28,896,161**	**(37,314)**	**-**	**155,693**	**165,277**	**325,315,460**
Net book value	**110,575,271**	**(4,530,309)**	**(93,324)**	**(46,977)**	**(155,693)**	**1,415,673**	**107,164,641**



13. Intangible assets (continued)

Amortization expenses for the years ended 31 December 2025 and 2024 amounting to TL 31,449,320 and TL 29,051,854, respectively include impairment losses and are recognized in cost of revenue. Impairment losses on intangible assets not in use for the years ended 31 December 2025 and 2024 are TL 559,031 and TL 155,693, respectively and are recognized in amortization expenses.

Computer software includes capitalized software development costs that meet the definition of an intangible asset. The amount of capitalized development costs is TL 4,371,052 for the year ended 31 December 2025 (31 December 2024: TL 4,038,085). Research and development expenses for the years ended 31 December 2025 and 2024 amounting to TL 450,871 and TL 410,964, respectively are recognized in cost of revenue.

14. Impairment of non-financial assets

The Group evaluates whether there is any indication of impairment for an asset on the relevant reporting date. If such an indication exists, the asset's recoverable amount is estimated. If the recoverable amount of the asset or any cash-generating unit ("CGU") to which the asset belongs exceeds its carrying amount, no impairment loss is recognized.

As of 31 December 2025, and 2024, no indication of impairment was found in any CGU of the Group and no impairment test was performed.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

15. Investment properties

Cost	**31 December 2025**	**31 December 2024**
Opening balance	2,246,125	2,246,125
Transfer from property, plant and equipment	-	
Closing balance	**2,246,125**	**2,246,125**
Accumulated depreciation		
Opening balance	(2,000,919)	(1,977,083)
Depreciation and impairment charges during the year	(22,583)	(23,836)
Closing balance	**(2,023,502)**	**(2,000,919)**
Net book value	**222,623**	**245,206**

Depreciation expenses amounting TL 22,583 for the year ended 31 December 2025 (31 December 2024: TL 23,836) are recognized under cost of revenue.

Determination of the fair values of the Group's investment properties.

The Group engages qualified external experts, authorized by the Capital Markets Board of Türkiye, to perform the valuation of investment properties. Management works closely with the qualified external experts to establish the appropriate valuation techniques and inputs to the model. The fair values of these investment properties were determined using a variety of valuation methods: income capitalization approach and cost approach. In estimating the fair values of the properties, the highest and best use of the property is its current use.

The fair value of the Group's investment properties has been determined by an independent valuation company. As of 31 December 2025, the fair value of the investment properties appraised by the valuation company amounted to TL 535,520 (31 December 2024: TL 533,909).

Significant unobservable inputs and sensitivity of fair values of respective investment properties are as follows:

In the "income capitalization" approach, a significant increase/(decrease) in rentals will cause a significant increase/(decrease) in the fair value. In addition, a slight decrease/(increase) in risk premium and discount rate which are calculated by considering current market conditions will cause a significant increase/(decrease) in the fair value.

For properties valued using the cost approach, a significant increase (decrease) in construction costs and other related costs of comparable properties in the market would result in a significant increase (decrease) in fair value.

Rent income from investment properties during the year ended 31 December 2025 is TL 12,075 (31 December 2024: TL 7,990). There are no direct operating expenses for investment properties during the year ended 31 December 2025 (31 December 2024: None).



16. Right-of-use assets

Closing balances of right-of-use assets as of 31 December 2025 and 31 December 2024 and depreciation and amortization expenses for the years ended 31 December 2025 and 31 December 2024 are as follows:

	Site Rent	Building	Network equipment	Vehicles	Right of way	License	Other	Total
Balance at 1 January 2025	**6,827,604**	**2,474,788**	**328,930**	**2,069,111**	**939,844**	**37,600**	**638,941**	**13,316,818**
Depreciation and amortization charge for the year	(3,247,856)	(477,089)	(1,756,025)	(747,788)	(1,041,614)	(180,844)	(535,014)	(7,986,230)
Balance at 31 December 2025	**7,512,210**	**2,775,252**	**297,443**	**1,556,327**	**10,208,972**	**54,194**	**556,391**	**22,960,789**

	Site Rent	Building	Network equipment	Vehicles	Right of way	License	Other	Total
Balance at 1 January 2024	**7,305,568**	**2,407,197**	**387,594**	**273,302**	**796,716**	**1,415**	**424,240**	**11,596,032**
Depreciation and amortization charge for the year	(3,102,308)	(767,957)	(1,663,312)	(414,875)	(192,298)	(169,807)	(397,333)	(6,707,890)
Balance at 31 December 2024	**6,827,604**	**2,474,788**	**328,930**	**2,069,111**	**939,844**	**37,600**	**638,941**	**13,316,818**

As at 31 December 2025, the Company has additions to right-of-use assets amounting to TL 18,184,732 (31 December 2024: TL 8,955,478) and interest expense on lease liabilities amounting to TL 2.987.258 (31 December 2024: TL 1,500,476). Depreciation and amortization expenses amounting to TL 7,986,230 (31 December 2024: TL 6,707,889) are recognized in cost of revenues.

17. Other assets

Other non-current assets	31 December 2025	31 December 2024
Advances given for property, plant and equipment	5,348,551	7,303,757
Deposits and guarantees given	1,228,760	1,022,791
Prepaid expenses	721,619	353,299
VAT receivable	648,907	495,757
Others	262,112	271,779
	8,209,949	**9,447,383**

Other current assets	31 December 2025	31 December 2024
VAT receivable	3,578,544	2,236,204
Prepaid expenses	3,630,099	2,822,005
Prepaid taxes	324,242	270,954
Restricted cash	888,473	963,438
Advances given to suppliers	285,348	280,361
Receivables from tax office	2,571	367,343
Others	191,186	1,053,283
	8,900,463	**7,993,588**

18. Deferred tax assets and liabilities

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities at 31 December 2025 and 2024 are attributable to the following:

	Assets		Liabilities		Net	
	2025	2024	2025	2024	2025	2024
Depreciation & Capitalization and revaluation difference under Property, plant and equipment and intangible assets (*)	7,782,328	1,106,277	(33,367,949)	(14,146,064)	(25,585,621)	(13,039,787)
Derivative instruments	159,887	50,573	(37,234)	(587,642)	122,653	(537,069)
Reserve for defined benefit plan and provisions	2,320,514	2,873,058	(15,641)	(745)	2,304,873	2,872,313
Tax losses carried forward	3,431,552	1,385,541	-	-	3,431,552	1,385,541
Tax allowances (***)	5,195,964	2,763,246	(3,139)	-	5,192,825	2,763,246
Other assets and liabilities (**)	7,208,085	4,778,455	(400,378)	(1,772,324)	6,807,707	3,006,131
Deferred tax assets/(liabilities)	**26,098,330**	**12,957,150**	**(33,824,341)**	**(16,506,775)**	**(7,726,011)**	**(3,549,625)**
Offsetting	(18,017,497)	(9,635,262)	18,017,497	9,635,262	-	-
Net deferred tax assets/(liabilities)	**8,080,833**	**3,321,888**	**(15,806,844)**	**(6,871,513)**	**(7,726,011)**	**(3,549,625)**

(*) As of 2025, inflation adjustment to be applied under the Turkish Tax Procedure Law has been postponed for the 2025, 2026 and 2027 fiscal years pursuant to Law No. 7571. Within this scope, the Company revalued its depreciable assets in accordance with Article 298/Ç of the Turkish Tax Procedure Law, and the resulting revaluation increase has been recognized in a reserve account in the statutory records.

(**) Mainly comprises of loans, bonds, prepaid expenses and lease liabilities' deferred tax effects.

(***) Tax exemptions consist of deferred taxes arising from investment incentive certificates and R&D exemptions.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

18. Deferred tax assets and liabilities (continued)

Movement in deferred tax assets/ (liabilities) for the years ended 31 December 2025 and 2024 were as follows:

	2025	2024
Opening balance, net	**(3,549,625)**	**(2,187,291)**
Income statement charge	(4,784,299)	(2,046,491)
Tax charge relating to components of other comprehensive income	(757,837)	(843,583)
Tax charge related to equity items	1,365,750	1,527,740
Closing balance, net	**(7,726,011)**	**(3,549,625)**

The Group did not recognize deferred income tax assets of TL 1,665,351 (31 December 2024: TL 3,186,203) in respect of tax losses amounting to TL 19,812,716 (31 December 2024: TL 16,218,576) that can be carried forward against future taxable income because it is not probable that future taxable profits will be available against which unrecognized tax losses can be utilized. The unused tax losses were incurred mainly by BeST.

Unused tax losses will expire at the following dates:

Expiration Date	31 December 2025	31 December 2024
2025	-	5,578,042
2026	304,911	235,165
2027	3,727,680	3,172,164
2028	2,128,973	828,929
2029	6,649,571	5,546,666
2030	6,463,909	355,136
2031	490,921	441,281
Indefinite	46,751	61,193
Total	**19,812,716**	**16,218,576**

Tax Advantages Obtained Within the Scope of the Investment Incentive System

Profits generated from the Group's investments that are covered by an investment incentive certificate are subject to corporate income tax at reduced rates, starting from the financial year in which the investment is partially or fully put into operation, until the investment contribution amount is utilized in full. As a result of the recognition of such tax benefit as of 31 December 2025, deferred tax income of TRY 2,346,908 has been recognized in the consolidated statement of profit or loss for the period from 1 January to 31 December 2025.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

19. Trade receivables

	31 December 2025	31 December 2024
Receivables from subscribers	16,091,832	15,035,358
Undue assigned contracted receivables	1,116,263	1,389,511
Accounts and notes receivable	6,337,363	5,124,258
	23,545,458	**21,549,127**

Trade receivables are shown net of provision for impairment amounting to TL 943,781 as at 31 December 2025 (31 December 2024: TL 814,830). Movements in provision for impairment of trade receivables and due from related parties are disclosed in Note 35. The accounts and notes receivable represent receivables from distributors and roaming receivables. The Group's exposure to currency risk and credit risk arising from trade receivables are disclosed in Note 35.

Letters of guarantee received with respect to the accounts and notes receivable amounted to TL 5,058,910 and TL 3,303,789 at 31 December 2025 and 2024, respectively.

The undue assigned contracted receivables related to handset campaigns, which will be billed after one year amounted to TL 249,318 (31 December 2024: TL 210,343) is presented under non-current trade receivable amounted to TL 257,003 (31 December 2024: TL 429,371). The allowance for doubtful receivables allocated for long-term trade receivables amounts to TL 341 (31 December 2024: TL 308).

20. Receivables from financial services

	31 December 2025	31 December 2024
Non-current receivables from financial services	283,932	480,570
Current receivables from financial services	8,814,916	9,348,782
	9,098,848	**9,829,352**

Movements in provision for impairment of receivables from financial services are disclosed in Note 35.

21. Contract assets

	31 December 2025	31 December 2024
Non-current contract assets	258,174	215,978
Current contract assets	6,321,129	6,806,987
	6,579,303	**7,022,965**

The contract assets represent contract assets from subscribers. Contract asset is recorded when revenue is recognized in advance of the Group's right to bill and receive consideration. The contract asset will decrease as services are provided and billed. Contract assets also include contracted receivables related to handset campaigns, and the portion which will be billed after one year is presented under non-current contract assets.

22. Inventories

As of 31 December 2025, inventories amounting to TL 897,953 which consist of mainly mobile phone and its accessories, tablet, sim-cards, tower construction materials and other electronic products (31 December 2024: TL883,014).



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

23. Cash and cash equivalents

	31 December 2025	31 December 2024
Cash in hand	337	649
Banks	78,398,265	83,340,516
- Demand deposits	*5,595,255*	*6,029,132*
- Time deposits	*72,803,010*	*61,114,813*
- Receivables from reverse repo	*-*	*16,196,571*
Impairment loss provision	(4,857)	(12,813)
Other (*)	13,434,537	6,901,401
	91,828,282	**90,229,753**

(*) It consists of highly liquid money market funds and government bonds with original maturities of less than 90 days as of the acquisition date and which are subject to an insignificant risk of changes in value.

As of 31 December 2025, the average effective interest rates of TRY, USD and EUR time deposits are 39.7%, 3.5% and 1.6% (31 December 2024: 47.4%, 2.7% and 2.7%) respectively.

As of 31 December 2025, average maturity of time deposits is 7 days (31 December 2024: 35 days).

As of 31 December 2024, the effective interest rates of USD receivables from reverse repo are 4.0%.

Reconciliation of cash and cash equivalents in consolidated statement of cash flows:

	31 December 2025	31 December 2024
Cash and cash equivalents	91,828,282	90,229,753
Interest accrual of cash and cash equivalents	(60,510)	(366,852)
Total	**91,767,772**	**89,862,901**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24. Financial assets

The details of financial assets as of 31 December 2025 and 2024 are as follows:

	31 December 2025		31 December 2024	
	Non-current	Current	Non-current	Current
Fair value through profit or loss	8,620,841	2,485,526	7,803,449	4,677,683
- Investment funds (*)	*8,620,841*	*2,485,526*	*7,803,449*	-
- Currency protected time deposits	-	-	-	*4,677,683*
Fair value through other comprehensive income	29,152,733	9,524,555	15,513,584	2,933,859
- Listed debt securities (**)	*29,152,733*	*9,524,555*	*15,513,584*	*2,933,859*
Amortized cost	-	2,148,886	-	1,395,180
- Time deposits with maturity of more than three months	-	*2,148,886*	-	*1,395,180*
	37,773,574	**14,158,967**	**23,317,033**	**9,006,722**

(*) Investment funds mainly consist of money market funds and Turkcell Venture Capital Investment Fund (GSYF), established by Re-Pie Portfolio Management Inc., as well as the shares and financial assets related to this fund. These funds are measured at fair value, and the corresponding changes in value are recognized in profit or loss.

(**) Listed debt securities are classified as financial assets at fair value through other comprehensive income.

	Fair Values			
	31 December 2025	31 December 2024	Fair value hierarchy	Valuation technique
Financial assets at fair value through other comprehensive income	38,677,288	18,447,443	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	10,602,314	7,104,182	Level 1	Pricing models based on quoted market prices at the end of the reporting period,
Financial assets at fair value through profit or loss	-	4,677,683	Level 2	Forward exchange rates at the reporting date
Financial assets at fair value through profit or loss	504,053	699,267	Level 3	Pricing models based on discounted cash flow
	49,783,655	**30,928,575**		

The movement of the financial assets which is shown in Level 3 are as follows:

	31 December 2025	31 December 2024
Opening balance	699,267	867,759
Addition	71,891	190,760
Disposal	-	(124,465)
Remeasurement recognised in profit or loss	(260,217)	(189,231)
Monetary gain/(loss)	(6,888)	(45,556)
Closing balance	**504,053**	**699,267**



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24. Financial assets (continued)

As of 31 December 2025, and 2024, the notional and fair value amounts of listed debt securities are as follows:

	31 December 2025		
Currency	**Notional amount (original currency)**	**Fair value (in TL)**	**Maturity**
USD	100,000	4,404,161	Indefinite
USD	69,135	3,709,651	17 August 2031
TRY	2,914,000	3,227,414	10 February 2027
TRY	2,400,000	2,548,556	12 September 2029
USD	50,000	2,295,357	31 July 2030
USD	46,500	2,225,938	16 October 2028
USD	50,000	2,206,618	13 August 2026
USD	50,000	2,205,265	22 July 2026
USD	50,000	2,174,117	5 April 2026
TRY	1,500,000	1,621,220	27 September 2034
USD	35,000	1,584,491	26 February 2035
EUR	24,500	1,375,937	21 May 2030
USD	30,000	1,374,649	4 February 2030
EUR	23,945	1,244,558	14 September 2026
USD	22,500	1,020,877	12 November 2026
USD	21,000	937,916	Indefinite
USD	20,000	892,514	Indefinite
EUR	15,000	755,646	31 October 2035
USD	11,500	535,734	5 October 2034
USD	11,000	518,575	16 January 2029
USD	10,000	475,348	17 January 2034
USD	7,421	411,330	14 September 2027
TRY	250,000	258,297	8 November 2028
EUR	5,000	251,908	28 January 2026
EUR	3,000	154,286	1 April 2026
EUR	2,500	128,220	8 October 2026
TRY	100,000	92,968	16 March 2026
TRY	50,000	45,737	17 April 2026
Total listed debt securities		**38,677,288**	

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24. Financial assets (continued)

As of 31 December 2025, and 2024, the notional and fair value amounts of listed debt securities are as follows: (continue)

	31 December 2025		
Currency	**Notional amount (original currency)**	**Fair value (in TL)**	**Maturity**
USD	113,235	4,853,525	Indefinite
USD	50,000	2,522,660	Indefinite
TRY	50,000	2,268,762	Indefinite
EUR	116,497	255,508	Indefinite
TRY	5,000	216,764	15 March 2026
TRY	4,992	213,952	19 November 2027
TRY	174,131	174,131	Indefinite
TRY	2,006	85,975	24 February 2027
TRY	2,144	8,655	1 January 2090
USD	769	2,132	Indefinite
EUR	134	134	Indefinite
USD	117	116	Indefinite
Total listed debt securities		**10,602,314**	

	31 December 2024		
Currency	**Notional amount (original currency)**	**Fair value (in TL)**	**Maturity**
USD	135,000	6,168,766	15 May 2034
USD	54,500	2,760,739	16 October 2028
TRY	988,000	1,450,591	12 August 2026
TRY	1,001,000	1,396,346	12 September 2029
EUR	24,500	1,289,686	21 May 2030
USD	22,500	1,116,306	12 November 2026
USD	20,000	946,948	23 January 2025
USD	15,000	740,589	1 October 2025
USD	13,000	613,384	12 December 2025
USD	11,500	557,994	5 October 2034
USD	11,000	544,520	16 January 2029
USD	10,000	463,994	3 December 2025
USD	4,500	228,637	19 October 2028
USD	3,620	168,943	31 March 2025
Total listed debt securities		**18,447,443**	

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

24. Financial assets (continued)

As of 31 December 2024, the notional and fair value amounts of currency protected time deposits are as follows:

	31 December 2024		
Currency	**Notional amount (original currency)**	**Fair value (in TL)**	**Maturity**
TRY	1,644,192	2,885,065	25 April 2025
TRY	505,259	851,078	26 February 2025
TRY	246,418	417,007	21 February 2025
TRY	155,895	262,354	28 February 2025
TRY	155,646	262,179	27 February 2025
Total currency protected time deposits		**4,677,683**	

During the year, the following gains (losses) were recognized in other comprehensive income.

	31 December 2025	31 December 2024
Gains / (Losses) recognized in other comprehensive income		
Related to financial assets	714,892	132,109
Related to financial assets, tax effect	(178,723)	(33,027)
	536,169	**99,082**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

25. Equity

Share capital

As at 31 December 2025, share capital represents 2,200,000,000 (31 December 2024: 2,200,000,000) authorized, issued and fully paid shares with a par value of TL 1 each. In this respect, share capital presented in the consolidated financial statements refers to nominal amount of registered share capital.

Each holder of shares is entitled to receive dividends as declared and their vote entitlements are determined as explained in Note 1.

Companies with their shareholding percentage are as follows:

	31 December 2025		31 December 2024	
	(%)	**TL**	**(%)**	**TL**
Public Share (*)	53.95	1,187,004	53.95	1,187,004
TVF BTIH	26.20	576,400	26.20	576,400
IMTIS Holdings	19.80	435,600	19.80	435,600
Other	0.05	996	0.05	996
Total		**2,200,000**		**2,200,000**
Inflation adjustment to share capital		58,906,064		58,906,064
Inflation adjusted capital		**61,106,064**		**61,106,064**

(*) Public shares also include the shares repurchased by the Company. As of 31 December 2025, the total number of treasury shares amounts to 23,557.

Legal reserves

The legal reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”).

The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of a company’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash dividends in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

In 2025, in accordance with the Board of Directors' share buy-back decisions on 27 July 2016 and 30 January 2017, the Company purchased a total of 2,662,240 shares at a price level of between TRY 87.99 and TRY 95.58 (In 2024 the Company purchased a total of 3,001,398 shares at a price level of between TRY98.05 and TRY 99.87). Treasury shares are recognized by deducting from equity. The amounts are historical amounts that have not been indexed for the purpose of this disclosure.

Dividends

Turkcell:

At the general assembly held on 15 May 2025, it was decided that a portion of the Company's distributable profit for the period ending 31 December 2025, amounting to a gross nominal 8,000,000 TL, would be distributed to shareholders in cash as a gross 3.6363 TL per share with a nominal value of 1 TL, on 20 June 2025 and 26 December 2025. The amount was paid to the shareholders on the relevant date. The total dividend, calculated based on purchasing power parity as of 31 December 2025, is 8,985,749 TL.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

26. Earnings per share

	31 December 2025	31 December 2024	31 December 2023
Numerator:			
Profit attributable to owners of the Company	17,604,007	30,790,359	23,724,634
Denominator:			
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit attributable to owners of the Company (in full TL)	**8.08**	**14.12**	**10.87**
Numerator:			
Profit from continuing operations attributable to owners of the Company	17,791,410	14,523,109	20,002,327
Denominator:			
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit from continuing operations attributable to owners of the Company (in full TL)	**8.17**	**6.66**	**9.17**
Numerator:			
Profit from discontinuing operations attributable to owners of the Company	(187,403)	16,267,250	3,722,307
Denominator:			
Weighted average number of shares (*)	2,178,379,952	2,181,023,660	2,182,106,193
Basic and diluted earnings per share for profit from discontinued operations attributable to owners of the Company (in full TL)	**(0.09)**	**7.46**	**1.71**

(*) Refer to Note 25 - Treasury shares

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

27. Other non-current liabilities

	31 December 2025	31 December 2024
Liabilities to BeST investment agreement	1,640,828	1,707,760
Deferred revenue	312,506	278,405
	1,953,334	**1,986,165**

(*) The transfer of ownership of BeST's 20% share in the Republic of Belarus was completed on 9 December 2022. On 30 November 2022, an agreement was signed between the Republic of Belarus, BeST and the Company for the development of telecommunications infrastructure, which covers the years 2022-2032 and involves a USD 100,000 obligation to be paid over a period of 10 years based on a minimum of 50% of the IFRS net profit earned by BeST, with the entire amount being paid by the Company to the Republic of Belarus if the specified amount is not reached at the end of the 10-year period. The liability recorded in the consolidated financial statements for the BeST investment agreement reflects the amortized cost value of future payments at the balance sheet date. The total future payments to be made is USD 100,000 (equivalent to TL 4,286,230 as of 31 December 2025) and will be paid depending on the financial performance of BeST. A discount rate of 14.99% was used in the amortized cost calculation. BeST expects the payment to be made in installments between 2026- 2032 and changes in expected timing of payments is accounted within net interest expenses for financial assets and liabilities measured at amortized cost.

The payment amount of TL 106,864 has been classified under other short-term liabilities.

28. Loans and borrowings

Long-term borrowings	31 December 2025	31 December 2024
Unsecured bank loans	36,529,205	33,502,486
Secured bank loans	12,576,314	8,639,318
Lease liabilities	12,520,129	4,944,629
Debt securities issued	61,107,212	21,547,174
	122,732,860	**68,633,607**

Short-term borrowings	31 December 2025	31 December 2024
Unsecured bank loans	24,366,285	37,935,323
Secured bank loans	1,826,138	1,599,835
Lease liabilities	2,964,188	1,367,685
Debt securities issued	6,759,655	27,036,945
	35,916,266	**67,939,788**

The sale process of the conventional bond issuance of the Company with a nominal amount of USD 500,000, 5-year maturity, a redemption date of 24 January 2030, a fixed annual coupon rate of 7.45%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The sale process of the sustainable bond issuance of the Company with a nominal amount of USD 500,000, 7-year maturity, a redemption date of 24 January 2032, a fixed annual coupon rate of 7.65%, and a sales price of 100% of the nominal value, to qualified investors abroad was completed on 24 January 2025. The subscription agreement for the issuance was signed on 22 January 2025.

The bond issued in 2015 with a nominal amount of USD 500,000 and a maturity of 10 years was redeemed in full upon its maturity on 15 October 2025, and the related liability has been fully settled.

The loan obtained on 26 October 2015 from China Development Bank with a principal amount of EUR 500,000 was redeemed in full upon its maturity on 23 October 2025, and the related liability has been fully settled.



28. Loans and borrowings (continued)

Terms and conditions of outstanding loans are as follows:

			31 December 2025			31 December 2024		
	Currency	Interest rate type	Payment period	Nominal interest rate	Carrying amount	Payment period	Nominal interest rate	Carrying amount
Unsecured Bank Loans	EUR	Floating	2026-2030	Euribor+2%-Euribor+4,0%	35,323,659	2025-2030	Euribor+2.0%-Euribor+4.0%	41,822,675
Unsecured Bank Loans	EUR	Fixed	2026	3.6%-3.95%	1,973,139	2025	5%	484,477
Unsecured Bank Loans	USD	Floating	2026-2032	SOFR + 2% -SOFR + 2,2%	14,473,289	2026-2029	Sofr+ 2.2%	6,690,749
Unsecured Bank Loans	USD	Fixed	2026	2.5%	81,699	2026	2.56%	202,358
Unsecured Bank Loans	TRY	Floating	2026-2027	TLREF+2%	243,161	-	-	-
Unsecured Bank Loans	TRY	Fixed	2026	36,25% - 45,5%	6,114,448	2025-2027	24.4%-67.3%	18,873,442
Unsecured Bank Loans	CNY	Fixed	2026-2028	5,1% - 5,5%	2,686,095	2026-2028	5.2%-5.5%	3,364,108
Secured bank loans	EUR	Floating	2026-2037	EURIBOR+0,7%	2,949,366	2036	Euribor+0.7%	1,472,567
Secured bank loans	USD	Floating	2026-2028	SOFR + 0,6% -SOFR + 1,6%	689,314	2026-2028	Sofr+0.6% & Sofr+1.6%	1,032,036
Secured bank loans	USD	Fixed	2026-2033	1,5% - 3,8%	4,296,681	2029-2033	1.5%-3.8%	5,422,323
Secured bank loans	CNY	Fixed	2026-2034	4.0%	6,467,091	2034	4.0%	2,312,227
Debt securities issued	TRY	Fixed	2026	37%-39,25%	2,408,283	2025	42.0%-49.5%	3,931,425
Debt securities issued	USD	Fixed	2026-2032	5,8% - 7,7%	65,458,584	2025-2028	6%	44,652,694
Lease liabilities	EUR	Fixed	2026-2034	2,9%-10,3%	404,831	2025-2034	2.9%-10.3%	458,601
Lease liabilities	TRY	Fixed	2026-2070	7,5%-62,3%	5,016,942	2025-2069	7.5%-62.3%	5,183,093
Lease liabilities	USD	Fixed	2026-2052	4%-11,6%	9,221,639	2025-2037	4.0 %-11.6%	62,174
Lease liabilities	BYR	Fixed	2026-2028	10,8%-20,0%	840,905	2025-2037	10.8%-20.0%	608,446
					158,649,126			**136,573,395**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

29. Employee benefits

	31 December 2025	31 December 2024
Retirement pay liability provision	2,074,592	3,144,599
Unused vacation provision	816,101	824,158
	2,890,693	**3,968,757**

Provision for defined benefit plans

Movements in provision for retirement pay liability are as follows:

	2025	2024
Balance at 1 January	**3,144,599**	**3,183,356**
Service cost	493,572	646,459
Remeasurements	(1,161,825)	231,601
Interest expense	711,056	696,536
Benefit payments	(409,802)	(534,804)
Inflation adjustment	(703,008)	(1,078,549)
Balance at 31 December	**2,074,592**	**3,144,599**

The sensitivity of provision for retirement pay liability to changes in the significant actuarial assumptions is:

31 December 2025	Interest Rate		Inflation Rate	
Sensitivity Level	**1% increase**	**1% decrease**	**1% increase**	**1% decrease**
Change in assumption	(13.1%)	15.6%	16.1%	(13.6%)
Impact on provision for defined benefit plans	(271,772)	323,636	334,009	(282,145)

31 December 2024	Interest Rate		Inflation Rate	
Sensitivity Level	**1% increase**	**1% decrease**	**1% increase**	**1% decrease**
Change in assumption	(14.2%)	17.2%	6.6%	(22.7%)
Impact on provision for defined benefit plans	(446,533)	540,557	207,544	(713,824)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

Defined contribution plans

Obligations for contribution to defined contribution plans are recognized as an expense in the consolidated statement of profit or loss as incurred. The Group is obliged to contribute a certain percentage of personnel wages to pension plans. The Group incurred TL 220,614 and TL 124,826 in relation to the defined contribution retirement plan for the years ended 31 December 2025 and 2024 respectively.

Share based payments

The Group has a share performance-based payment plan (cash settled incentive plan) in order to build a common interest with its shareholders, support sustainable success, and ensure loyalty of key employees. The KPIs of the plan are; the total shareholder return in excess of weighted average cost of capital (WACC), and ranking of total shareholder return in comparison with BIST-30 and peer group. Bonus amount is determined according to these evaluations, and it is distributed over a three-year payment plan.

As of 31 December 2025, the Group recognized expenses of TL 1,226,363 regarding this plan (31

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

30. Deferred revenue

Deferred revenue primarily consists of rent income that are accounted with the scope of IFRS 16 and it is classified as current at 31 December 2025 and 2024. The amount of deferred revenue is TL 1,133,040 and TL 664,358 as at 31 December 2025 and 2024, respectively.

31. Contract liabilities

	31 December 2025	31 December 2024
Long-term contract liabilities	2,524,641	2,817,919
Short-term contract liabilities	2,021,937	1,992,836
	4,546,578	**4,810,755**

Contract liabilities primarily consists of telecommunication service for infrastructure usage and top-up made by prepaid subscribers.

Revenue recognized in the current reporting period relating to carried forward contract liabilities is TL1,992,836 (2024: TL 2,480,408).

The following table shows unsatisfied performance obligation result as of 31 December 2025;

	31 December 2025	31 December 2024
Telecommunications service	10,768,817	3,060,547
Other	1,007,191	1,903,173
	11,776,008	**4,963,720**

Management expects that 29% of the transaction price allocated to the unsatisfied contracts as of 31 December 2025 will be recognized as revenue during 2026. The remaining 71% will be recognized in next years.

32. Provisions

Non-current provisions:

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2025	**305,990**	**2,205,539**	**2,511,529**
Provisions recognized	261,593	101,538	363,131
Payments	-	(69,346)	(69,346)
Unwinding of discount	-	289,827	289,827
Transfers to current provisions	(126,218)	-	(126,218)
Remeasurements	-	404,853	404,853
Effect of changes in exchange rates	-	122,187	122,187
Inflation adjustment	(84,957)	(588,930)	(673,887)
Balance at 31 December 2025	**356,408**	**2,465,668**	**2,822,076**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

32. Provisions (continued)

	Legal claims	Obligations for dismantling, removing and site restoration	Total
Balance at 1 January 2024	**209,008**	**2,397,858**	**2,606,866**
Provisions recognized	292,190	25,041	317,231
Payments	-	(34,732)	(34,732)
Unwinding of discount	-	368,840	368,840
Transfers to current provisions	(108,794)	-	(108,794)
Remeasurements	-	231,131	231,131
Effect of changes in exchange rates	-	25,805	25,805
Inflation adjustment	(86,414)	(808,404)	(894,818)
Balance at 31 December 2024	**305,990**	**2,205,539**	**2,511,529**

Provision for legal claims is recognized for the probable cash outflows related to legal disputes. Refer to Note 37.

The Group is required to incur certain costs in respect of a liability to dismantle and remove assets and to restore sites on which the assets were located. The dismantling costs are calculated according to best estimate of future expected payments discounted at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Current provisions:

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2025	**422,526**	**5,664,436**	**6,086,962**
Provisions recognized	116,443	6,606,426	6,722,869
Payments	(91,738)	(5,466,606)	(5,558,344)
Transfers from non-current provisions	126,218	-	126,218
Effect of changes in exchange rates	29	38,158	38,187
Inflation adjustment	(113,924)	(1,446,528)	(1,560,452)
Balance at 31 December 2025	**459,554**	**5,395,886**	**5,855,440**

	Legal claims (**)	Bonus (*)	Total
Balance at 1 January 2024	**850,280**	**2,883,116**	**3,733,396**
Provisions recognized	(38,692)	7,260,231	7,221,539
Payments	(259,381)	(3,094,880)	(3,354,261)
Transfers from non-current provisions	108,794	-	108,794
Effect of changes in exchange rates	-	5,710	5,710
Inflation adjustment	(238,475)	(1,389,741)	(1,628,216)
Balance at 31 December 2024	**422,526**	**5,664,436**	**6,086,962**

(*) Includes share-based payment (Note 29).

(**) Refer to Note 37.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

33. Trade and other payables

Short-term trade and other payables	31 December 2025	31 December 2024
Payables to suppliers	28,490,319	26,648,363
Taxes payable	5,937,485	5,302,796
Accrued treasury share, universal service fund contribution and contributions to the ICTA's expenses	3,923,077	3,768,259
Accrued selling and marketing expenses	548,504	515,830
Payables related with donation	113	4,117
Others (*)	4,096,745	2,599,548
	42,996,243	**38,838,913**

(*) A significant portion of the balane consist of expense accruals.

Payable to suppliers arises in the ordinary course of business.

Taxes payables include VAT payables, special communications taxes payable, frequency usage fees payable to the ICTA and personnel income taxes payable.

34. Derivative financial instruments

The fair value of derivative financial instruments at 31 December 2025 and 2024 are attributable to the following:

	31 December 2025		31 December 2024	
	Assets	Liabilities	Assets	Liabilities
Held for trading	1,728,869	(1,532,645)	2,571,151	(656,192)
Net interest accrual income/ expense	50,410	-	103,126	7,664
	1,779,279	**(1,532,645)**	**2,674,277**	**(648,528)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34. Derivative financial instruments (continued)

Held for trading

The notional amount and the fair value of derivatives used held for trading contracts at 31 December 2025 and 2024 are as follows:

31 December 2025					
Sell		Buy			
Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
Cross currency swap contracts					
TRY	21,774	RMB	33,696	165,858	April 2026
EUR	84,980	USD	100,000	50,808	January 2032
Currency Forward Contracts					
USD	706,000	TRY	31,166,880	585,444	April 2026
Currency Swap					
USD	14,110	RMB	100,000	8,458	January 2026
Participating cross currency swap contracts					
TRY	155,335	EUR	26,169	178,666	April 2026
TRY	218,682	USD	38,247	267,744	April 2026
Interest swap contracts					
USD	563,032	USD	563,032	471,891	April 2026 - April 2033
Total derivative financial assets held for trading				**1,728,869**	

31 December 2024					
Sell		Buy			
Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
Cross currency swap contracts					
TRY	30,920	USD	4,000	148,750	November 2025
TRY	43,386	CNY	67,141	358,574	April 2026
Currency Forward Contracts					
USD	107,500	TRY	5,101,275	371,558	February 2025 - December 2025
EUR	10,000	TRY	534,373	45,151	November 2025
Currency Swap					
EUR	22,343	CNY	170,006	42,143	February 2025
Participating cross currency swap contracts					
TRY	756,826	EUR	136,499	874,329	October 2025 - April 2026
TRY	547,821	USD	91,894	634,001	November 2025 - April 2026
Interest swap contracts					
USD	82,171	USD	82,171	96,645	April 2026 - April 2033
Total derivative financial assets held for trading				**2,571,151**	



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34. Derivative financial instruments (continued)

Held for trading (continued)

31 December 2025					
Sell		Buy			
Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
Currency Forward Contracts					
TRY	29,964,478	USD	681,000	(501,452)	January 2026 - April 2026
TRY	1,955,265	EUR	39,000	(17,949)	March 2026 - November 2026
Currency Swap					
TRY	26,137,244	USD	570,000	(917,163)	January 2026 - March 2026
Participating cross currency swap contracts					
TRY	21,002	USD	3,355	(31,548)	April 2026
Options contracts					
TRY	1,059,000	USD	25,000	(47,271)	February 2026
EUR	15,000	EUR	15,000	(65)	January 2026
Cross currency swap contracts					
EUR	86,022	USD	100,000	(17,197)	January 2032
Total derivative financial liabilities held for trading				**(1,532,645)**	

31 December 2024					
Sell		Buy			
Currency	Notional amount	Currency	Notional amount	Fair value	Maturity
Currency Forward Contracts					
TRY	11,900,200	USD	297,500	(451,776)	January 2025 - December 2025
Currency Swap					
USD	16,750	CNY	120,943	(7,749)	February 2025
USD	10,822	EUR	10,103	(12,563)	January 2025
Participating cross currency swap contracts					
TRY	92,134	EUR	20,040	(137,035)	April 2026
Options contracts					
TRY	500,000	EUR	10,000	(46,193)	November 2025
Interest swap contracts					
USD	26,740	USD	26,740	(876)	April 2026
Total derivative financial liabilities held for trading				**(656,192)**	

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34. Derivative financial instruments (continued)

Fair value of derivative instruments and risk management

Fair value

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication of the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level is as follows:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

• Level 3 inputs are unobservable inputs for the asset or liability.

	Fair Value hierarchy	Valuation Techniques
a) Participating cross currency swap contracts	Level 2	Pricing models based on discounted cash present value of the estimated future cash flows based on observable yield curves and end period FX rates
b) FX swap, currency, interest swap and option contracts	Level 2	Present value of the estimated future cash flows based on observable yield curves and end period FX rates
c) Currency forward contracts	Level 2	Forward exchange rates at the balance sheet date

In the valuation of participating cross currency swap contracts, the Group uses bid prices in the bid- ask price range that were considered the most appropriate instead of mid prices. Using bid prices instead of mid ranges, has no impact on carried values as of 31 December 2025. (31 December 2024: None)



34. Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)

Market risk

The Group uses various types of derivatives to manage market risks. All such transactions are carried out within the guidelines set by the treasury and risk management department. Generally, the Group seeks to apply hedge accounting to manage volatility in profit or loss.

Currency risk

The Company started to apply hedge accounting for existing participating cross currency swap and cross currency swap transactions in accordance with IFRS 9 hedge accounting requirement.

The Company's bank loans are designated as hedging instruments against the spot foreign exchange rate risk (USD/TL) associated with highly probable electricity sales. In this context, the Group started to apply cash flow hedge accounting effective from 10 September 2021. The amount of loans associated within this scope amounted to USD 3,003 as of 31 December 2025. The after-tax foreign exchange gain and loss recognized under "cash flow hedges" in the statement of other comprehensive income of 2025.

The Company's lease liabilities are designated as hedging instruments against the spot foreign exchange rate risk (EUR/TL) associated with highly probable EUR telecommunication revenues. In this context, the Group started to apply cash flow hedge accounting effective from 1 October 2021. The amount of lease liabilities associated within this scope amounted to EUR 6,226 as of 31 December 2025. The after-tax foreign exchange gain and loss recognized under "cash flow hedges" in the statement of other comprehensive income of 2025.

The Group has designated certain bank loans as hedging instruments against the EUR/TRY spot exchange rate risk to which it is exposed, due to highly probable forecasted Euro telecommunication revenues, and has applied cash flow hedge accounting as of 2024. Within this scope, the outstanding balance of the loans designated under the hedging relationship amounted to EUR 39,721 as of 31 December 2025.

The Company designated EUR 56,576 of bank loan, as hedging instruments in order to hedge the foreign currency risk arising from the translation of net assets of the subsidiaries operating in Europe from EUR to Turkish Lira. Foreign exchange gains/losses of the related loans are recognized under equity as "gains/(losses) on net investment hedges" in order to offset the foreign exchange gains/(losses) arising from the translation of the net assets of investments in foreign operations to Turkish Lira. The after-tax foreign exchange loss recognized under "hedges of net investments in foreign operation" in the statement of other comprehensive income of 2025 in the scope of net investment hedge amounted to TL 1,508,989 (2024: TL 1,602,168).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

34. Derivative financial instruments (continued)

Fair value of derivative instruments and risk management (continued)
Interest rate risk

The Group adopts a policy of ensuring that its interest rate risk exposure is at a fixed rate. This is achieved partly by entering into fixed-rate instruments and partly by borrowing at a floating rate and using cross currency and interest rate swaps.

Cash flow sensitivity analysis for variable-rate instruments

A reasonable potential change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity	
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2025				
Variable rate instruments (financial liability)	1,256,743	(1,256,743)	-	-
Cash flow sensitivity (net)	1,256,743	(1,256,743)	-	-
31 December 2024				
Variable rate instruments (financial liability)	1,856,389	(1,856,389)	-	-
Cash flow sensitivity (net)	1,856,389	(1,856,389)	-	-

35. Financial instruments
Credit risk

Exposure to credit risk:

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date is:

	Notes	31 December 2025	31 December 2024
Trade receivables	19	23,802,461	21,978,498
Contract assets	21	6,579,303	7,022,965
Receivables from financial services	20	9,113,509	9,829,352
Cash and cash equivalents (*)	23	91,827,945	90,229,104
Derivative financial instruments	34	1,779,279	2,674,277
Other current & non-current assets (**)	17	1,427,859	2,060,434
Financial assets at amortized cost	24	2,148,886	1,395,180
Financial assets at fair value through profit or loss	24	11,106,367	12,481,132
Financial assets at fair value through other comprehensive income	24	38,677,288	18,447,443
Due from related parties		367,539	322,688
		186,830,436	**166,441,073**

(*) Cash in hand is excluded from cash and cash equivalents.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Credit risk (continued)

Credit quality:

The maximum exposure to credit risk for trade receivables, other assets and cash and cash equivalent, including those classified as due from related parties at the reporting date by type of customer is:

Other assets at 31 December 2025 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	166,451,570	2,058,238	475,666	281,111	236,567	241,750	1,859,298	362,517	121,345	**172,088,062**
Loss Allowance	153,674	49,333	16,630	16,022	16,980	32,306	371,952	243,499	50,042	**950,438**

(*) Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

As of 31 December 2025, the total amount of derivative financial instruments, financial assets, other assets and cash and cash equivalent included in gross carrying amount is TL 145,896,542. TL and out of this total balance TL 145,891,685 is included within "not due" column with a total loss allowance of TL 4,857. Total overdue balance associated with these assets amounts to TL 218,770. Remaining balances represents trade receivables.

Contract assets at 31 December 2025	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	6,587,202	-	-	-	-	-	-	-	-	**6,587,202**
Loss Allowance	7,899	-	-	-	-	-	-	-	-	**7,899**

Other assets from financial services at 31 December 2025 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	6,939,097	1,330,537	479,110	189,207	180,633	52,437	148,719	1,797	7,609	**9,329,146**
Loss Allowance	15,410	10,189	2,270	7,608	35,856	33,368	101,530	1,797	7,609	**215,637**

(**) Other Assets includes receivables from financial services,

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Credit risk (continued)

Credit quality (continued):

Other assets at 31 December 2024 (*)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	145,271,903	2,022,883	412,519	262,362	213,536	364,165	1,394,942	346,941	161,577	**150,450,828**
Loss Allowance	168,202	52,107	16,147	12,619	16,360	15,598	275,011	238,960	67,068	**862,072**

(*) Other Assets includes trade receivables, derivative financial instruments, financial assets, other current and non-current assets, cash and cash equivalent and due from related parties,

Contract assets at 31 December 2024	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	7,030,116	-	-	-	-	-	-	-	-	**7,030,116**
Loss Allowance	7,151	-	-	-	-	-	-	-	-	**7,151**

Other assets from financial services at 31 December 2024 (**)	Not Due	Less Than 30 Days Past Due	Less Than 60 Days Past Due	Less Than 90 Days Past Due	Less Than 120 Days Past Due	Less Than 150 Days Past Due	Less Than 3 years Past Due	Less Than 4 years Past Due	Less Than 5 years Past Due	Total
Gross Carrying Amount	7,605,496	1,506,357	401,836	196,833	96,292	39,166	183,834	2,018	8,899	**10,040,731**
Loss Allowance	15,568	4,227	1,330	2,622	39,389	22,299	114,832	2,025	9,087	**211,379**

(**) Other Assets includes receivables from financial services.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Impairment losses

Movements in the provision for trade receivables, contract assets, other assets and due from related parties are as follows:

	31 December 2025	
	Contract Assets	Trade Receivable & Other Assets
Opening balance	**7,151**	**862,072**
Provision for impairment recognized during the year	2,688	1,844,413
Amounts collected	-	(732,526)
Receivables written off during the year as uncollectible	-	(862,229)
Receivables transferred with receivables transfer contract	-	(452)
Effect of changes in exchange rates	-	72,951
Inflation adjustment	(1,940)	(233,791)
Closing balance	**7,899**	**950,438**

	31 December 2024	
	Contract Assets	Trade Receivable & Other Assets
Opening balance	**6,405**	**1,143,758**
Provision for impairment recognized during the year	3,088	1,628,459
Amounts collected	-	(568,365)
Receivables written off during the year as uncollectible	-	(1,001,046)
Effect of changes in exchange rates	-	20,440
Inflation adjustment	(2,342)	(361,174)
Closing balance	**7,151**	**862,072**

Movements in the provision for impairment of receivables from financial services are as follows:

	31 December 2025	31 December 2024
Opening balance	**211,379**	**277,710**
Provision for impairment recognized during the year	582,672	541,279
Amounts collected	(245,235)	(276,351)
Receivables transferred with receivables transfer contract	(277,682)	(243,281)
Inflation adjustment	(55,497)	(87,978)
Closing balance	**215,637**	**211,379**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Liquidity risk

The table below analyses the Group's financial liabilities by considering relevant maturity groupings based on their contractual maturities for:

- all non-derivative financial liabilities, and
- gross settled derivative financial instruments for which contractual maturities are essential for an understanding of the timing of the cash flows,

31 December 2025	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities							
Secured bank loans	14,402,452	(18,179,335)	(915,531)	(952,683)	(1,783,315)	(5,664,552)	(8,863,254)
Unsecured bank loans	60,895,490	(67,902,804)	(18,071,669)	(6,986,229)	(13,642,418)	(27,358,540)	(1,843,948)
Debt securities issued	67,866,867	(87,445,715)	(4,729,878)	(2,232,097)	(4,464,194)	(52,129,172)	(23,890,374)
Lease liabilities	15,484,317	(27,331,495)	(3,109,393)	(1,677,762)	(4,057,628)	(6,980,393)	(11,506,319)
Trade and other payables (*)	28,914,825	(29,012,755)	(28,682,215)	-	-	-	(330,540)
Due to related parties	1,520,516	(1,520,516)	(1,426,111)	-	(94,405)	-	-
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 27)	1,640,828	(4,286,231)	(113,175)	-	-	(139,623)	(4,033,433)
Derivative financial liabilities							
Participating Cross Currency Swap and FX swap contracts	1,532,645	(4,403,795)	(4,413,037)	9,242	-	-	-
Buy	-	113,914,867	113,846,973	67,894	-	-	-
Sell	-	(118,318,662)	(118,260,010)	(58,652)	-	-	-
TOTAL	**192,257,940**	**(240,082,646)**	**(61,461,009)**	**(11,839,529)**	**(24,041,960)**	**(92,272,280)**	**(50,467,868)**

31 December 2024	Carrying Amount	Contractual cash flows	6 months or less	6 - 12 Months	1 - 2 years	2 - 5 years	More than 5 years
Non-derivative financial liabilities							
Secured bank loans	10,239,153	(12,467,739)	(826,118)	(807,252)	(1,583,594)	(4,311,524)	(4,939,251)
Unsecured bank loans	71,437,809	(78,630,045)	(28,042,329)	(12,005,548)	(14,464,492)	(23,274,201)	(843,475)
Debt securities issued	48,584,119	(55,051,625)	(6,079,603)	(22,893,877)	(1,320,989)	(24,757,156)	-
Lease liabilities	6,312,314	(11,090,043)	(1,733,135)	(1,444,411)	(2,715,727)	(3,810,095)	(1,386,675)
Trade and other payables (*)	26,869,334	(19,903,990)	(19,695,803)	-		-	(208,187)
Due to related parties	1,256,761	(810,483)	(797,619)	(12,532)	-	(332)	-
Consideration payable in relation to acquisition of Belarusian Telecom and Boyut Enerji (Note 27)	1,344,340	(4,610,460)	-	-	-	(227,568)	(4,382,892)
Derivative financial liabilities							
Participating Cross Currency Swap and FX swap contracts	648,528	(480,762)	62,485	(97,198)	(126,785)	(319,264)	-
Buy	-	(5,952,982)	(3,818,507)	(243,058)	(239,106)	(1,652,311)	-
Sell	-	5,472,220	3,880,992	145,860	112,321	1,333,047	-
TOTAL	**166,692,358**	**(183,045,147)**	**(57,112,122)**	**(37,260,818)**	**(20,211,587)**	**(56,700,140)**	**(11,760,480)**

(*) Advances received, license fee accruals, taxes and withholding taxes payable are excluded from trade and other payables.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Foreign exchange risk

The Group's exposure to foreign exchange risk at the end of the reporting period, based on notional amounts, was as follows:

	31 December 2025		
	USD	EUR	RMB
Foreign currency denominated assets			
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	722,376	247,977	-
Due from related parties - current	71	-	-
Trade receivables and contract assets	48,807	14,286	-
Other current assets	12,025	2,067	-
Cash and cash equivalents	235,605	593,443	-
	1,018,953	**857,784**	**-**
Foreign currency denominated liabilities			
Loans and borrowings - non-current	(351,691)	(513,400)	(1,309,560)
Debt securities issued - non-current	(1,425,663)	-	-
Lease obligations - non-current	(189,174)	(6,850)	-
Other non-current liabilities	(38,281)	-	-
Loans and borrowings - current	(104,210)	(284,293)	(191,528)
Debt securities issued - current	(101,520)	-	-
Lease obligations - current	(25,970)	(1,174)	-
Other current liabilities	(4,420)	(4,908)	-
Trade and other payables - current	(245,818)	(44,776)	(644,784)
Due to related parties	(1,301)	-	-
	(2,488,048)	**(855,401)**	**(2,145,872)**
Financial liabilities defined as hedging instruments	3,003	102,523	-
Exposure related to derivative instruments			
Participating cross currency swap and FX swap contracts	787,218	(132,001)	133,696
Currency forward contracts	(39,110)	-	-
Net exposure	**(717,984)**	**(27,095)**	**(2,012,176)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Foreign exchange risk (continued)

	31 December 2024		
	USD	EUR	RMB
Foreign currency denominated assets			
Other non-current assets	69	11	-
Financial asset at fair value through other comprehensive income	442,921	43,369	-
Financial asset at fair value through profit or loss	-	-	-
Due from related parties - current	103	-	-
Trade receivables and contract assets	39,575	23,748	-
Other current assets	7,806	2,552	2
Cash and cash equivalents	1,045,260	429,728	213,952
	1,535,734	**499,408**	**213,954**
Foreign currency denominated liabilities			
Loans and borrowings - non-current	(198,028)	(581,532)	(773,392)
Debt securities issued - non-current	(467,354)	-	-
Lease obligations - non-current	(1,287)	(8,264)	-
Other non-current liabilities	(37,041)	-	-
Loans and borrowings - current	(91,476)	(340,089)	(130,358)
Debt securities issued - current	(501,154)	-	-
Lease obligations - current	(60)	(1,272)	-
Other current liabilities	-	(9,247)	-
Trade and other payables - current	(194,302)	(72,107)	(257,317)
Due to related parties	(1,457)	-	-
	(1,492,159)	**(1,012,511)**	**(1,161,067)**
Financial liabilities defined as hedging instruments	6,582	115,662	-
Exposure related to derivative instruments			
Participating cross currency swap and FX swap contracts	(23,572)	(12,240)	358,090
Currency forward contracts	250,000	-	-
Net exposure	**276,585**	**(409,681)**	**(589,023)**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Exposure to currency risk

Sensitivity analysis

The basis for the sensitivity analysis to measure foreign exchange risk is an aggregate corporate-level currency exposure. The aggregate foreign exchange exposure is composed of all assets and liabilities denominated in foreign currencies; the analysis excludes net foreign currency investments.

A 10% strengthening/weakening of the USD, BYN, EUR against the following currencies as at 31 December 2025 and 31 December 2024 would have increased/(decreased) profit or loss before by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

31 December 2025				
	Profit/(Loss)		Equity	
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	(3,077,445)	3,077,445	-	-
2- Hedged portion of USD risk (-)	-	-	(12,870)	12,870
3- USD net effect (1+2)	**(3,077,445)**	**3,077,445**	**(12,870)**	**12,870**
4- EUR net asset/liability	(136,703)	136,703	-	-
5- Hedged portion of EUR risk (-)	-	-	(517,261)	517,261
6- EUR net effect (4+5)	**(136,703)**	**136,703**	**(517,261)**	**517,261**
7- Other foreign currency net asset/liability (RMB)	(1,226,965)	1,226,965	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	**(1,226,965)**	**1,226,965**	**-**	**-**
Total (3+6+9)	**(4,441,113)**	**4,441,113**	**(530,131)**	**530,131**

31 December 2024				
	Profit/(Loss)		Equity	
Sensitivity analysis	Appreciation of foreign currency	Depreciation of foreign currency	Appreciation of foreign currency	Depreciation of foreign currency
1- USD net asset/liability	1,275,184	(1,275,184)	-	-
2- Hedged portion of USD risk (-)	-	-	(30,347)	30,347
3- USD net effect (1+2)	**1,275,184**	**(1,275,184)**	**(30,347)**	**30,347**
4- EUR net asset/liability	(1,970,305)	1,970,305	-	-
5- Hedged portion of EUR risk (-)	-	-	(284,165)	284,165
6- EUR net effect (4+5)	**(1,970,305)**	**1,970,305**	**(284,165)**	**284,165**
7- Other foreign currency net asset/liability (RMB)	(369,958)	369,958	-	-
8- Hedged portion of other foreign currency risk (-) (RMB)	-	-	-	-
9- Other foreign currency net effect (7+8)	**(369,958)**	**369,958**	**-**	**-**
Total (3+6+9)	**(1,065,079)**	**1,065,079**	**(314,512)**	**314,512**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Interest rate risk

As at 31 December 2025 and 2024 the interest rate profile of the Group's variable rate interest-bearing financial instruments are as follows:

	Note	31 December 2025 Effective Interest Rate	31 December 2025 Carrying Amount	31 December 2024 Effective Interest Rate	31 December 2024 Carrying Amount
Variable rate instruments					
USD floating rate loans	28	5.9%	15,162,603	5.8%	7,722,781
EUR floating rate loans	28	5.3%	38,273,025	4.5%	43,295,242

Sensitivity analysis

Cash flow sensitivity analysis for variable rate instruments:

An increase/decrease of interest rates by 100 basis points would have (decreased)/increased equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant. The analysis is performed on the same basis at 31 December 2025 and 2024:

	Profit or loss		Equity	
	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
31 December 2025				
Variable rate instruments (financial liability)	1,256,743	(1,256,743)	-	-
Cash flow sensitivity (net)	1,256,743	(1,256,743)	-	-
31 December 2024				
Variable rate instruments (financial liability)	1,856,389	(1,856,389)	-	-
Cash flow sensitivity (net)	1,856,389	(1,856,389)	-	-

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

35. Financial instruments (continued)

Financial assets:

Carrying values of a significant portion of financial assets do not differ significantly from their fair values due to their short-term nature. Fair values of financial assets are presented in Note 24.

Financial liabilities:

As at 31 December 2025 and 31 December 2024; for the majority of the borrowings, the fair values are not materially different to their carrying amounts since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.

The carrying amounts and fair values of non-current borrowings and current portion of non-current borrowings are as follows:

	Carrying amount	Fair value
As at 31 December 2025:		
Bank loans	13,531,565	13,687,071
Debt securities	65,458,584	68,565,634

	Carrying amount	Fair value
As at 31 December 2024:		
Bank loans	11,636,551	11,626,438
Debt securities	44,652,694	44,389,870

The fair values of non-current borrowings are based on discounted cash flows using a current borrowing rate. They are classified as level 3 of fair value hierarchy due to the use of unobservable inputs.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

36. Guarantees and purchase obligations

At 31 December 2025, outstanding purchase commitments with respect to property, plant and equipment, inventory, advertising and sponsorship amount to TL 15,399,311 (31 December 2024: TL 5,605,194).

The Group is contingently liable in respect of letters of guarantee obtained from banks and given to public institutions and private entities, and financial guarantees provided to subsidiaries amounting to TL 44,756,369 at 31 December 2025 (31 December 2024: TL 26,848,488).

BeST has an investment commitment that covers the years 2022-2032 with a total investment amount of not less than USD 100,000, in accordance with the agreement which is signed between the Republic of Belarus, BeST and the Company on 30 November 2022. As of 31 December 2025, the remaining investment commitment is amounting to USD 63,687 (TL equivalent of 2,729,776). (2024: USD 76,997).

37. Commitments and Contingencies

The amounts related to the investigations and lawsuits shared below are disclosed at their nominal values as of 31 December 2025.

Disputes on Special Communication Tax

Restructuring Act Compensation Lawsuit regarding the SCT for the term 2011

The Large Taxpayers Office levied Special Communication Tax (SCT) and tax penalty on the Company for the term 2011, the Company filed application for restructuring the tax assessment, the application has rejected. The lawsuit filed against the rejection act, was finalized in favor of the Company.

As a result of this case, the Company, filed a lawsuit for the collection of TL 47,405 principal receivable and TL 36,000 damage accrued with a deferment interest. The Court decided to return TL 47,269 principal receivable together with the deferred interest to be calculated as of the collection date. Regional Administrative Court rejected the appeal requests. The Council of State rejected the appeal requests and the case was finalized.

Disputes regarding the Law on the Protection of Competition

The Competition Board evaluated Articles 4 and 6 of Law No. 4054 regarding the Company and imposed an administrative fine of 91,942 TL in June, 2011 on the ground that the Company violated Article 6. The Company filed a lawsuit for the cancellation of the Board decision regarding the parts against itself but the case was finalized against the Company in both the first-instance court and appeal stage. The Company made an individual application to the Constitutional Court, against the respective decision within due time.The Constitutional Court rejected the individual application request. .

Also, the Large Taxpayers Office issued a payment order regarding the aforementioned administrative fine. The Company filed a lawsuit for the cancellation of the payment order but that case also was finalized against the Company. TL 47,780 part of the administrative fine has been deducted from the receivables that the Company has earned as a result of another lawsuit. The remaining TL 44,162 part of the administrative fine was paid in April 2022.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37. Commitments and Contingencies (continued)

Disputes regarding the Law on the Protection of Competition (continued)

On the other hand three private companies filed a lawsuits against the Company in relation with this case claiming in total of TL 112,084 for its material damages by reserving its rights for surpluses allegedly. Among these cases, in the case filed for the compensation of total TL 110,484 material damages together with compensation amounting to three times of the damage and interest, a settlement was reached through mediation on 19 April 2024, and 130,000 TL was paid by the Company on 3 May 2024. Accordingly, in the lawsuit between the parties, the court decided that there was no need to decide on the merits of the lawsuit that was not subject to mediation and the decision became final. The corporate tax cost of 32,380 TL arising from this payment was additionally settled by the Company within the scope of the mediation agreement.

Among these cases, in the case filed for the compensation of total TL 500 material damages, the claimant increased the value of the claim to TRY 299,715 during the proceedings. At the hearing on 25 December 2025, the Court partially upheld and partially dismissed the case, ruling that the Company shall pay the plaintiff TL 8,629 along with the advance interest effective from 31 July 2012, and dismissing the claim for the excess amount.A settlement agreement was signed between the parties, and both parties mutually waived their right to appeal, and the case was finalized. Within this scope, 32,342 TL was paid to Mobiltel on 27 February 2026. The other case was finalized in favor of the Company.

On the other hand, a third party filed a lawsuit for the cancellation of the part of the Competition Board stating that the Company did not violated Article 4 and the Council of State cancelled this part of the decision. Thereafter Competition Board launched a new investigation and as a result of it the Competition Board decided to apply administrative fine amounting to TL 91,942 in 2019, on the ground that the Company violated Article 4.

Afterwards, The Competition Authority accepted some of the objections and reduced the administrative fine to TL 61,294 with its decision. The aforementioned fine that amount of TL 61,294 was paid discount, in the amount of TL 45,971.
A decision was made against the Company at the first instance and appeal stages in the lawsuit that filed for cancellation of the fine. As a result of the appeal, the Council of State overturned the decision in favor of the Company and the file has been referred to the Regional Administrative Court for re-ruling.

Disputes regarding the Law on the Protection of Competition – Investigation on gentleman's agreements for the labour market

The Competition Authority initiated an investigation to ascertain whether there was a breach of Article 4 of Law No. 4054 through the establishment of gentleman's agreements within the labor market. The Investigation Report was formally served to the Company on 7 May 2023. In response, the Company submitted its written defense concerning the findings and conclusions, and an oral defense hearing was conducted on 13 February 2024. Following the investigation, it was resolved on 27 February 2024 to impose an administrative fine of TL 57,301 on the Company. The reasoned decision was formally notified to the Company on 5 August 2025. The fine has been settled within one month from the date of notification with a 25% reduction. The Company made an application to the Competition Authority under Article 11 of the Administrative Litigation Procedure Law, requesting the annulment, withdrawal of the decision or adoption of a new administrative act. The Competition Authority rejected the application. The Company filed a lawsuit against the decision in due time. After the lawsuit was filed, the Competition Authority notified its reasoned judgement rejecting the Company's application. The Company also filed a lawsuit

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37. Commitments and Contingencies (continued)

ICTA Investigations Regarding the R&D Obligations

ICTA conducts annual investigations to examine whether the company fulfills its obligations arising from the relevant legislation regarding the provision of a certain portion of its investments in the electronic communication network and communication services from suppliers with R&D centers in Turkey, a certain portion from products manufactured in Turkey by SME suppliers established to develop products or systems in Turkey, and a certain portion from products determined to be certified as domestic goods within the framework of the relevant legislation. As a result of the audits carried out for the 2013-2018 period, a total of TL 95,487 administrative fines were imposed on the company, and these fines were paid in the amount of TL 71,615 by taking advantage of the early payment discount, but the legal processes initiated for the cancellation of the fines are ongoing.

In addition, ICTA conducts routine investigations regarding 3G and 4.5G investment obligations. This review process is ongoing for the periods 2018-2021.

Refunds Investigation

ICTA examined whether the refund transactions to subscribers were in compliance with the Board Decisions regulating the refund procedures for postpaid and prepaid subscribers. As a result of the investigation, the Board imposed various administrative fines on the Company for the periods 2010-2018. The related administrative fines were paid in the previous years and the amount stated to be underpaid to the subscribers was paid on May 18, 2023 in the amount of TRY 98,333 together with late payment interest. The legal process initiated by the company, requesting the cancellation of the relevant transaction and the fine, have been finalized against the Company.

The ICTA imposed a total administrative fine of TL 277 on Turkcell as a result of the Investigation into the Refund of Remaining TL in Prepaid Lines (March 1, 2019-April 30, 2021 Period), with a Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 207 TL with an early payment discount. An application was submitted to the ICTA on 19 December 2025, for the reconsideration of Articles 4 and 5 of the decision and the ICTA tacitly rejected our application by not responding within 30 days. A lawsuit has been filed for the annulment of Article 4 of the decision.

The ICTA imposed a total administrative fine of TL 1,669 on Turkcell as a result of the Refund Investigation (Investigation of Board Decision No. 57) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 1,251 TL with an early payment discount.

The ICTA imposed a total administrative fine of TL 520 on Superonline as a result of the Refund Investigation (Investigation of Board Decision No. 57) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 390 TL with an early payment discount.

The ICTA imposed a total administrative fine of TL 1,312 TL Turkcell as a result of the Refund Investigation (Board Decision No. 122/Secretary Service Investigation) conducted against Turkcell, with a Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 983 TL with an early payment discount.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37. Commitments and Contingencies (continued)

Refunds Investigation (continued)

The ICTA imposed a total administrative fine of TL 939 on Turkcell as a result of the Investigation into the Refund of Remaining TL in Prepaid Lines (May 1, 2021-September 30, 2022 Period), with a Board Decision notified 10 November 2025. The administrative fine was paid on 5 December 2025, in the amount of 704 TL with an early payment discount. An application was submitted to the ICTA on 19 December 2025, for the reconsideration of Article 4 of the decision and the ICTA tacitly rejected our application by not responding within 30 days. A lawsuit has been filed to revoke the decision.

Investigation Regarding the Subscription Agreements (Anonymous Lines)

The ICTA initiated an investigation to examine whether the obligations regarding the establishment and implementation of subscription agreements and open lines were fulfilled and as a result of this investigation, the ICTA imposed an administrative fine of TL 99,132 on the Company. The administrative fine was paid on 31 January 2024 as TL 74,349 with early payment discount. The Company filed five separate lawsuits in total for the cancellation of the administrative fines and related transactions. The cases are pending. The examination process of a similar investigations about Number Porting (Turkcell) Subscription Agreements (Superonline) are also ongoing.

ICTA – Investigation on Identity Verification Regulation
The ICTA stated that Turkcell and Superonline failed to comply with the face-to-face verification procedures of the Identity Verification Regulation and recorded biometric data in their subscription processes. It was assessed that administrative fines could be imposed on Turkcell and Superonline for four separate violations.

On the other hand, the ICTA has also stated that may be take necessary measures for the scope of provision "...national security, public order or the proper execution of public service and the implementation of the provisions introduced by laws, to take over the facilities in return for compensation, when necessary, to cancel the authorisation granted in case of non-payment of the authorisation fee within the specified period or in case of gross negligence.". Our written defenses were submitted to the ICTA on 11 March 2024. The investigations are ongoing. Within the scope of the investigation, a verbal defense meeting was held on 3 December 2024.

ICTA – Inspection of Identity Verification Procedures in the Subscription Establishment Process
The ICTA has launched an inspection into Turkcell following the determination that subscription agreements established in written form did not comply with the relevant legislation. Within the scope of the inspection, an administrative fine may be imposed, and the following two details have been requested in our written statements: For the period between 31 December 2022 and 31 December 2025 on a calendar month basis: (i) The number of lines activated without applying the provisions of the fifth and sixth paragraphs of Article 7 of the Identity Verification Regulation in contracts established in writing, except for those using secure electronic signatures. (ii) The number of lines activated by the operator in accordance with the process set out in subparagraphs (b) and (c) of the second paragraph of Article 8 of the Identity Verification Regulation, in cases where the identity certificate is not of the appropriate type. The requested explanation has been submitted to the ICTA on 24 October 2025. In addition, the data requested by the ICTA was submitted to the ICTA on 5 November 2025.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37. Commitments and Contingencies (continued)

ICTA - Violation of Board Decision (Board Decision No. 412 – NetGSM) Inspection

An investigation was initiated against our Company for not providing services (In violation of the relevant legislation and the Board Decision No. 2024/UK-ETD/412) to Netgsm's subscribers who want to receive services from our network through new subscription or number portability within the scope of the Virtual Mobile Network Service (VMMS) authorization. Within the scope of the investigation, our written explanations regarding the violation determination were prepared and submitted to the ICTA. On 14 January 2025, a verbal defense meeting was held. A lawsuit has been filed for the annulment of Board Decision No. 2024/UK-ETD/412. The Court rejected the case. The Company appealed the decision before the Regional Administrative Court. As a result of the investigation, an administrative fine totaling 50,073 TL was imposed by the Board Decision notified 19 December 2025. The administrative fine was paid on 19 January 2026, amounting to 37,555 TL with an early payment discount. Additionally, the application for the reconsideration and revocation of the administrative fine decision has been made on 5 February 2026. The ICTA's response is awaited.

ICTA - Investigation on Limited Usage Services and Invoice Upper Limit

The ICTA imposed an administrative fine totaling 16,546 TL on Turkcell with its Board Decision notified on 10 November 2025, as a result of investigation of whether the obligations introduced by the Procedures and Principles Regarding Limited Usage Services and the Bill Upper Limit Implementation were fulfilled. The administrative fine was paid on 10 December 2025, in the amount of 12,409 TL, including an early payment discount.

ICTA - Investigation of Committed Subscriptions

Following an investigation into whether Turkcell had fulfilled its obligations under the relevant legislation regarding committed subscriptions, the ICTA imposed an administrative fine totaling TL 34,326 in its Board Decision notified 10 November 2025, and decided that all amounts unjustly collected from subscribers should be refunded to them in accordance with the relevant legislation. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 25,744 TL. An application was made to the ICTA on 15 December 2025, for the reconsideration of Articles 1 and 7 of the decision. The ICTA tacitly rejected our application by not responding within 30 days. The Company filed a lawsuit for the annulment of Articles 1 and 7 of the decision.

Following an investigation into whether Superonline had fulfilled its obligations under the relevant legislation regarding committed subscriptions, the ICTA imposed an administrative fine totaling TL 8,589 TL in its Board Decision notified 10 November 2025, and decided that all amounts unjustly collected from subscribers should be refunded to them in accordance with the relevant legislation. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 6,441 TL. An application was made to the ICTA on 5 December 2025, to grant an extension for refunds currently in process under Article 25 of the decision and to revoke Article 27. The ICTA tacitly rejected our application by not responding within 30 days. The Company filed a lawsuit for the annulment of Article 27 of the decision

ICTA - ISP Service Quality Investigation

BTK carried out an investigation into Superonline to examine whether it had fulfilled its obligations under the Electronic Communications Sector Service Quality Regulation and the Service Quality Communiqué for Internet Service Providers. As a result of the investigation, ICTA imposed an administrative fine



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37. Commitments and Contingencies (continued)

ICTA – Facility Sharing Investigation

BTK carried out an investigation to examine the compliance of the work and procedures carried out in the processes from the submission of the facility sharing request to its completion with the relevant legislation. As a result of the investigation, ICTA imposed an administrative fine totaling 28,146 TL with its Board Decision notified 19 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 21,110 TL with an early payment discount. Furthermore, the application for the reconsideration and revocation of the Board Decision has been made on 13 February 2026 The ICTA's response is awaited.

ICTA -Universal Service Obligations Investigation

Following an investigation into whether Turkcell had fulfilled its universal service obligations, the ICTA imposed an administrative fine totaling 3,194 TL with its Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 2,395 TL with an early payment discount.

ICTA – Investigation on Service Interruption

Following an investigation into the service interruption that happened on 9 April 2025, in our Company's systems, a total administrative fine of 34,975 TL was imposed by the Board Decision notified 10 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 26,231 TL, with an early payment discount.

ICTA- Proportional Fee Implementation Process

The ICTA initiated an investigation into Turkcell regarding the determination that proportional charges were not applied in tariff changes under the Principles of Application Regarding Proportional Charges in the Electronic Communications Sector. As a result of the investigation, the ICTA imposed an administrative fine totaling 11,127 TL with the Board Decision notified 10 November 2025. The administrative fine was paid on 10 December 2025, in the amount of 8,345 TL, including an early payment discount.

ICTA - Closing-Opening Fee Inspection

The ICTA initiated an investigation into Turkcell after determining that a total service fee of TL 253 excluding device fees and wireless usage/license fees, was charged to the bills of 10,517 subscribers whose service was suspended between May 1, 2018, and May 31, 2023, due to non-payment of debt. As a result of the investigation, the ICTA imposed a total administrative fine of 240 TL with its Board Decision dated 10 November 2025. The administrative fine was paid on 10 December 2025, with an early payment discount, amounting to 180 TL.

ICTA – Real Estate Transfer Inspection

Board Decisions No. 2007/DK-08/373 and 2008/DK-08/433 state that network operators cannot transfer the real estate on which their facilities and equipment are located to a third party. The ICTA initiated an investigation into our Company due to the transfer of our real estate to Turkcell Gayrimenkul A.Ş. As a result of the investigation, the ICTA imposed an administrative fine totaling TL 21,550 with its Board Decision dated 10 December 2025. The administrative fine was paid on 19 January 2026, in the amount of 16,162 TL with an early payment discount. In addition, the application for the reconsideration and revocation of the administrative fine decision has been made on 13 February 2026. The ICTA's response is awaited.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

37. Commitments and Contingencies (continued)

ICTA - Inspection Regarding the Processing of Personal Data and the Protection of Privacy

Due to Superonline's failure to inform some subscribers of their explicit consent within the third quarter of each year, in violation of Article 13 of the Regulation on the Processing of Personal Data and Protection of Privacy in the Electronic Communications Sector, the ICTA initiated an inspection into Superonline on February 24, 2026. As part of the investigation, it has been evaluated that our Company may be subject to an administrative fine of up to three percent (3%) of its net sales for 2023, and written explanations have been demanded. Our written explanations are being prepared.

Other Investigations Conducted by ICTA

The ICTA may carry out routine or specific investigations to determine whether the relevant legislation is being complied with, and a summary of the content of the investigations that have already been concluded is presented below.

a) Investigation of compliance with the obligation regarding mobile service quality notifications,

b) Investigation on whether the Company fulfills its obligations in relation to Value Added Electronic Communication Services,

c) Investigation of compliance with the legislation regarding subscription termination processes,

d) Investigation Regarding the Non-Blocking of Calling Line Identification (CLI) in Violation of the Relevant Provisions of the Principles and Procedures for the Use of Calling Line Information as CLI

All administrative fines imposed as a result of routine or specific inspections conducted by ICTA have been paid with early payment discount, and legal proceedings initiated for some of them in line with the opinions of the legal counsel for their cancellation are ongoing. The total amount of the related administrative fines paid in the past period is TL 29,628.

Other ongoing lawsuits and tax investigations

Probability of an outflow of resources embodying economic benefits for 2018 and 2019 fiscal years with regards to notification of Information and Communication Technologies Authority for radio fee related to 2018 fiscal year was considered by the Company management. In this respect, TL 128,429 was paid in November 2019 by reserving our right to take legal actions and legal actions were taken for 2018 fiscal year. Upon the conclusion of three lawsuits against the Company, an individual application was made to the Constitutional Court and the process is ongoing. On the other hand, additional TL 13,465 for December 2018 was paid with reservation on 29 January 2021 with regards to notification of Information and Communication Technologies Authority for the same reason.

General Assessment of Ongoing Litigation and Investigation

Based on the management opinion, an outflow of resources embodying economic benefits is deemed as probable on some of the aforementioned lawsuits and investigations, and accordingly a provision amounting to TL 815,962 has been recognized in the consolidated financial statements as at and for the period ended 31 December 2025 (31 December 2024: TL 728,516). The provision allocated for ongoing investigations, inquiries, lawsuits, and audits represents the Company Management's best estimate; however, the results of these proceedings may differ from the Group's assessments.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38. Related parties

Receivables from related party	31 December 2025	31 December 2024
Enerji Piyasaları İşletme A.S. (“EPIAS”)	89,078	-
TT Mobil	68,126	81,744
Türk Hava Yolları AŞ (“THY”)	46,425	87,304
Güneş Express Havacılık A.Ş.("Sun Express")	41,834	53,014
Türksat Uydu Haberleşme Kablo TV ve İşletme AŞ	34,843	17,396
TVF IFM Gayrimenkul İnşaat Ve Yönetim A.Ş. ("TVF IFM")	31,637	-
Ziraat Bankası	25,376	24,597
T.C. Posta ve Telgraf Teşkilatı Genel Müdürlüğü ("PTT")	201	8,111
AJET Hava Taşımacılığı A.Ş.	-	13,941
Other	30,019	36,581
	367,539	**322,688**

Due from receivables from financial services	31 December 2025	31 December 2024
T.C. Posta ve Telgraf Teşkilatı Genel Müdürlüğü ("PTT")	14,472	-
Turkiye Sigorta	189	
	14,661	**-**

Payables to related party	31 December 2025	31 December 2024
TOGG	367,801	2,058
Türkiye Sigorta A.Ş.	337,286	666,072
Türk Telekom	289,054	250,478
Enerji Piyasaları İşletme A.Ş. (“EPİAŞ”)	211,117	82,224
TT Mobil	198,116	175,078
Other	117,142	80,851
	1,520,516	**1,256,761**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38. Related parties (continued)

Transactions with key management personnel

Key management personnel comprise the Group's members of the Board of Directors and chief officers.

There are no loans to key management personnel as of 31 December 2025 and 2024.

The Group provides additional benefits to key management personnel and contributions to retirement plans based on a pre-determined ratio of compensation.

	31 December 2025	31 December 2024
Short-term benefits	406,432	443,652
Share based payments	324,039	478,883
Long-term benefits	1,366	486
Termination benefits	535	869
	732,372	**923,890**

The following transactions occurred with related parties:

Revenue from related parties	31 December 2025	31 December 2024
Türk Telekom Mobil Iletisim Hizmetleri A.S. (“TT Mobil”) (*)	1,486,858	1,460,836
Ziraat Bankası A.S. (“Ziraat Bankası”) (*)	1,301,157	260,696
Enerji Piyasaları İşletme A.S. (“EPIAS”) (*)	818,396	486,705
Türk Hava Yolları A.S. (“THY”) (*)	453,123	562,794
Gunes Express Havacilik A.S. (“Sun Express”) (*)	311,578	329,396
Turkiye Halk Bankası A.S. (“Halkbank”) (*)	221,955	56,962
Turk Telekomunikasyon A.S. (“TT”)(*)	196,232	177,380
TOGG (**)	176,333	102,065
Turksat Uydu Haberlesme Kablo TV ve Isletme A.S. (“Turksat”)(*)	171,925	222,061
Turkiye Hayat ve Emeklilik A.S.(*)	84,119	100,947
Türkiye Sigorta A.Ş. ("Türkiye Sigorta")(*)	73,336	106,076
TVF IFM Gayrimenkul Insaat ve Yonetim A.S. (*)	68,990	30,771
Turkiye Vakiflar Bankası TAO (“Vakifbank”)(*)	63,766	51,642
Ziraat Katılım Bankasi A.S. (“Ziraat Katilim”)(*)	25,086	14,393
BIST (*)	22,536	9,525
Other	142,193	100,299
	5,617,583	**4,072,548**

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.



TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38. Related parties (continued)

Related party expenses	31 December 2025	31 December 2024
Türk Telekomünikasyon A.S (*)	3,127,323	2,726,491
EPIAS (*)	3,166,701	990,142
TT Mobil (*)	1,646,773	1,413,051
Vakifbank (*)	1,080,415	724,963
Istanbul Takas ve Saklama Bankasi A.S. ("Takasbank") (*)	294,219	722,427
PTT (*)	193,356	173,269
T.C. Hazine ve Maliye Bakanlığı	330,249	276,475
Turksat (*)	122,627	87,282
Others	638,657	800,445
	10,600,320	**7,914,545**

(*) Related parties, which TVF directly and / or indirectly has control or joint control or significant influence.

TVF becomes the largest shareholder of Turk Telekom with 61.68% of the shares as of 31 March 2022. Therefore, companies of Turk Telekom have been reported as related party as of 31 March 2022. Transactions between the Group and Turk Telekom are related with telecommunication services.

Details of the financial assets and liabilities with related parties as of 31 December 2025 and 2024 are as follows:

	31 December 2025	31 December 2024
Banks - Time deposits	56,651,371	33,568,984
Banks - Demand deposits	1,190,045	1,062,233
Receivables from reverse repo	-	16,196,571
Financial investment (*)	14,830,012	6,318,753
Bank borrowings	(283,585)	(12,634,338)
Debt securities issued	(1,181,611)	(1,211,543)
Lease liabilities (**)	(9,404,433)	(146,563)
Impairment loss provision associated with bank deposits and other financial assets	(2,336)	(4,871)
	61,799,463	**43,149,226**

(*) Financial investments consist of bonds and currency protected time deposit.

(**) As of 31 December 2025, the Group has recognized a right-of-use asset amounting to TRY 9,089,499 and a lease liability amounting to TRY 9,172,660 in its statement of financial position in accordance with the lease agreement signed with BOTAŞ.

As of 31 December 2025, the amounts of letters of guarantee given to the related parties is TL 2,964,625 (31 December 2024:TL 766,388).

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38. Related parties (continued)

Details of the time deposits at related parties as of 31 December 2025 and 2024 are as follows:

	31 December 2025	31 December 2024
Ziraat Bankasi	50,443,208	8,261,993
Ziraat Katılım	2,764,074	5,509,008
Vakifbank	3,286,482	11,463,011
Halkbank	157,607	8,334,972
	56,651,371	**33,568,984**

Details of the time deposits at related parties

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2025
1,858,268	USD	2.9%	February 2026	1,862,358
22,248,566	EUR	1.1%	January 2026	22,250,871
32,501,410	TL	39.7%	February 2026	32,538,142
				56,651,371

Amount in Original Currency	Currency	Effective Interest Rate	Maturity	31 December 2024
233,940	USD	2.1%	January 2025	10,787,614
196,070	EUR	2.3%	January 2025	9,438,095
9,828,355	TL	47.4%	January - May 2025	13,343,275
				33,568,984

Details of the bank borrowings at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2025
40,000	TL	%38.5	January 2026	40,425
235,000	TL	TLREF+2%	August 2027	243,160
				283,585

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2024
8,273,981	TL	%28.8 - %58.0	January 2025 - August 2027	12,634,338
				12,634,338

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38. Related parties (continued)

Details of the debt securities issued at related parties

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2025
1,150,000	TL	%37,0 - %38,3	February 2026- March 2026	1,181,611
				1,181,611

Principle Amount	Currency	Effective Interest Rate	Maturity	31 December 2024
900,000	TL	42.0% - 44.5%	March - May 2025	1,211,543
				1,211,543

Details of the lease liabilities at related parties

Currency	Effective Interest Rate	Maturity	31 December 2025
TL	%12,8 - %62,5	2026 - 2035	231,774
USD	%8,9 - %9,7	2040	9,172,659
			9,404,433

Currency	Effective Interest Rate	Maturity	31 December 2024
TL	12.5% - 62.0%	2024 - 2033	146.563
			146.563

Interest income from related parties:

	31 December 2025	31 December 2024	31 December 2023
Vakifbank	1,559,397	4,847,490	4,032,524
Ziraat Bankasi	1,392,048	1,432,733	635,863
Halkbank	488,985	1,158,210	927,215
Ziraat Katılım	100,553	177,054	267,620
Other	143	42,964	548
	3,541,126	**7,658,451**	**5,863,770**

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

38. Related parties (continued)

Interest expense to related parties:

	31 December 2025	31 December 2024	31 December 2023
Vakifbank	1,444,657	2,413,280	1,217,634
Halk Varlık Kiralama A.S. ("Halk Varlık Kiralama")	395,364	429,201	304,172
Ziraat Bankasi	38,382	121,425	503,413
Halkbank	2,621	23,019	27,194
Other	304	6,452	16,939
	1,881,328	**2,993,377**	**2,069,352**

The revenues obtained from the related parties of the Group generally consist of telecommunications services, call center services, and other services. The transactions between the Group and EPİAŞ involve the provision of energy services; the transactions with BOTAŞ involve the provision of infrastructure services; the transactions with Halk Bank, Ziraat Bank, Ziraat Investment, and Vakıfbank involve banking services; the transactions with Türksat involve telecommunications services; and the transactions with BIST arise from stock exchange activities. The receivables from related parties are unsecured.

As of 31 December 2025, the Group has recognized a right-of-use asset amounting to TRY 9,089,499 and a lease liability amounting to TRY 9,172,660 in its statement of financial position in accordance with the lease agreement signed with BOTAŞ. In relation to this agreement, an interest expense of TRY 576,026 is included in the consolidated statement of profit or loss for the year ended 31 December 2025.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

39. Subsidiaries

The Group's ultimate parent company is TVF, while subsidiaries and associates of the Company as at 31 December 2025 and 31 December 2024 are as follows:

Subsidiaries Name	Country of Incorporation	Business	Effective Ownership Interest 31 December 2025 (%)	Effective Ownership Interest 31 December 2024 (%)
Turktell	Türkiye	Information technology, value added GSM services and entertainment investments	100	100
Turkcell Superonline	Türkiye	Telecommunications, television services and content services	100	100
Turkcell Dijital	Türkiye	Digitalization services and products	100	100
Turkcell Satış	Türkiye	Sales, delivery and digital sales services	100	100
Turkcell Teknoloji	Türkiye	Research and development	100	100
Turkcell Gayrimenkul	Türkiye	Property investments	100	100
Turkcell Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Boyut Enerji	Türkiye	Electricity energy trade and wholesale and retail electricity sales	100	100
Turkcell Finansman	Türkiye	Consumer financing services	100	100
Turkcell Sigorta	Türkiye	Insurance agency activities	100	100
Turkcell Dijital Sigorta	Türkiye	Dijital agency activities	100	100
Turkcell Ödeme	Türkiye	Payment services and e-money license	100	100
Lifecell Dijital Servisler	Türkiye	Development and providing of digital services and products	100	100
Lifecell Bulut (***)	Türkiye	Cloud solutions services	-	100
Lifecell TV	Türkiye	Online radio, television and on-demand streaming services	100	100
Lifecell Müzik	Türkiye	Radio, television and on-demand streaming services	100	100
Global Tower	Türkiye	Telecommunications infrastructure business	100	100
Atmosware Teknoloji	Türkiye	Develop software products and services, training software developers	100	100
Beltower	Republic of Belarus	Telecommunications infrastructure business	100	100
Eastasian	Netherlands	Telecommunications investments	100	100
Kıbrıs Telekom	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Lifecell Digital	Turkish Republic of Northern Cyprus	Telecommunications	100	100
Turkcell Dijital Teknolojileri	Turkish Republic of Northern Cyprus	Electronic payment services	100	100
Turkcell Global Bilgi	Türkiye	Customer relations and human resources management	100	100
Rehberlik (*)	Türkiye	Directory assistance	-	100
Lifecell Ventures	Netherlands	Telecommunications investments	100	100
Paycell LLC (**)	Ukraine	Consumer financing services	100	100
Paycell Europe	Germany	Payment services and e-money	100	100
Yaani	Netherlands	Internet search engine and browser services	100	100
BiP B.V.	Netherlands	Providing digital services and products	100	100
BiP A.S.	Türkiye	Providing digital services and products	100	100
BeST	Republic of Belarus	Telecommunications	100	100
Turkcell GSYF	Türkiye	Venture capital investment fund	100	100
Sofra	Türkiye	Meal coupons and cards	100	100
Artel (****)	Türkiye	Data processing	-	100
Ultia	Türkiye	Information technology	100	100
TDC	Türkiye	Data center and cloud services	100	100
Lifetech	Republic of Belarus	Information technology, programming and technical support	100	100
Turkcell Dijital Eğitim	Türkiye	Digital education	100	100

(*) The liquidation process of Rehberlik Hizmetleri Servisi A.Ş. was completed as of 11 March 2025.
(**) As of 27 January 2025, it was decided to liquidate Paycell LLC, established in Ukraine.
(***) As of 7 May 2025, The Company was merged with Lifecell Dijital Servisler.
(****) As of 16 September 2025, The Company was merged with Turkcell.

TURKCELL ILETISIM HIZMETLERI AS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As at and for the year ended 31 December 2025
(All amounts disclosed in the consolidated financial statements and notes have been rounded off to the nearest thousand currency units and are expressed in terms of purchasing power of Turkish Lira as of 31 December 2025 unless otherwise stated.)

40. Investments accounted for using the equity method

The details of carrying values of investments accounted for using the equity method are as follows:

	31 December 2025	31 December 2024
Associates		
TOGG	3,567,677	6,929,473

The movement of investments accounted for using the equity method is as follows:

	31 December 2025	31 December 2024
Opening balance	6,929,473	11,092,447
Shares of profit / (loss)	(3,499,147)	(4,139,657)
Remeasurements of defined termination benefit	(47,686)	-
Exchange differences on translation of foreign operations	185,037	-
Transfer from equity pickup to subsidiary	-	(23,406)
Contribution to capital increase	-	89
Closing balance	**3,567,677**	**6,929,473**

41. Cash flow information

Net financial liabilities reconciliation:

	Debt securities issued	Loans and Borrowings	Lease liabilities	Total	Derivative Instruments, net	Total
Balance at 1 January 2025	**(48,584,119)**	**(81,676,962)**	**(6,312,314)**	**(136,573,395)**	**2,025,749**	**(134,547,646)**
Cash inflows	(51,166,565)	(90,940,793)	-	(142,107,358)	(9,747,641)	(151,854,999)
Cash outflows	39,644,427	101,680,015	9,036,861	150,361,303	9,136,039	159,497,342
Other non-cash movements	(22,421,049)	(24,976,749)	(20,804,246)	(68,202,044)	(902,500)	(69,104,544)
Inflation adjustment	14,660,439	20,616,547	2,595,382	37,872,368	(265,013)	37,607,355
Balance at 31 December 2025	**(67,866,867)**	**(75,297,942)**	**(15,484,317)**	**(158,649,126)**	**246,634**	**(158,402,492)**

	Debt securities issued	Loans	Lease liabilities	Total	Derivative Instruments, net	Total
Balance at 1 January 2024	**(60,224,298)**	**(94,090,986)**	**(4,587,673)**	**(158,902,957)**	**3,194,522**	**(155,708,435)**
Cash inflows	(19,464,996)	(64,290,665)	-	(83,755,661)	7,091,034	(76,664,627)
Cash outflows	25,859,125	65,650,854	6,576,587	98,086,566	(7,580,966)	90,505,600
Transfer to asset held for sale	(14,210,421)	(20,107,978)	(10,121,595)	(44,439,994)	404,611	(44,035,383)
Inflation adjustment	19,456,471	31,161,813	1,820,367	52,438,651	(1,083,452)	51,355,199
Balance at 31 December 2024	**(48,584,119)**	**(81,676,962)**	**(6,312,314)**	**(136,573,395)**	**2,025,749**	**(134,547,646)**

42. Subsequent events

The Company committed to pay USD 1,224,000 (excluding VAT) for a total of 160 MHz of spectrum as a result of the frequency auction held by the ICTA on 16 October 2025. The auction price (excluding VAT) will be paid in three equal installments on 2 January 2026; 25 December 2026; and 2 May 2027. The first installment of the auction price and the VAT amount were paid on 2 January 2026, in the amount of TRY 28,062,109, corresponding to USD 652,800. On the same date, Authorization Certificate was approved and delivered to the Company. Under this authorization, the Company will commence providing services as of 1 April 2026.

Investor Relations Contact Information

Phone	+90 (212) 313 18 88	**Fax**	+90 (216) 504 40 58
Email	investor.relations@turkcell.com.tr	**Address**	Turkcell Küçükyalı Plaza, Aydınevler Mahallesi İsmet İnönü Caddesi NO:20 B Blok Küçükyalı Ofispark, 34854 - Maltepe / İstanbul
Website	https://www.turkcell.com.tr/en-en/about-us/investor-relations		

Our Offices

City	Activity Center	Address
Adana	Adana Office and NDC	Turhan Cemal Berikel Bulvarı No: 212 Seyhan/Adana
Adapazarı	Sakarya NDC	Bahçelievler Mah. Cumhuriyet Cad. Kamelya Sok. No:14 Sakarya/Adapazarı
Ankara	Ankara Plaza	Eskişehir Yolu 9.Km No:264 Pk.06510 Söğütözü/Ankara
Ankara	Başkent NDC	Başkent İvedik Mah. 1323. Cadde No:37 Yenimahalle/Ankara
Ankara	Ankara Data Center	Veri Merkezi Anadolu OSB. 12 Cd. No:15 Malıköy Sincan/Ankara
Ankara	Ankara GES	Sinanlı Mah. 102 Ada, 217 Parsel Polatlı/Ankara
Antalya	Antalya Office and NDC	Kızıltoprak Mah. 915 Sok.No:3 Muratpaşa/Antalya
Artvin	Artvin Global Bilgi	Çarşı Mah. İnönü Cad. Ahmet Hamdi Tanpınar Kültür Merkezi No:93/1 Merkez/Artvin
Balıkesir	Balıkesir GES	Sebepli Köyü, 111 Ada, 8 ve 12 Parsel Gönen/Balıkesir
Bursa	Bursa Office and NDC	Organize Sanayi Bölge Müd. Kırmızı Cad. No:4 Nilüfer/Bursa
Bursa	Bursa Global Bilgi	Emek Fatih Sultan Mah. Şehit Ayhan Yıldız Cad. 17.Pınar Sok. No: 24 Osmangazi/BURSA
Çorum	Çorum Global Bilgi	Mimarsinan Mah. Ankara Yolu 159. Sok. No:47 Merkez/Çorum
Diyarbakır	Diyarbakır Office and NDC	Bağcılar Mah. Urfa Bulvarı Turkcell Plaza Apt. No:151 Bağlar/Diyarbakır
Diyarbakır	Diyarbakır Global Bilgi	Bağcılar Mah. Urfa Bulvarı No:147 Bağlar/DİYARBAKIR
Denizli	Denizli NDC	Bozborun Mah. 7014 Sk. No:5 D:0 Merkezefendi/Denizli
Edirne	Edirne NDC	Şükrü Paşa Mah. Kıyık Cad. No:254 Merkez/Edirne
Edirne	Edirne Global Bilgi	Şükrüpaşa Mah. Kavgaz Tabya Sk. No:1F/1 Merkez/Edirne
Erzurum	Erzurum Office and NDC	Ilıca yolu Organize Sanayi Bölgesi 1. Cad. 4.Sok No:10 Aziziye/Erzurum
Erzurum	Erzurum Global Bilgi	Gezköy OSB Mah. 1. Sanayi Cad. 4. Sok. No: 9 Aziziye/Erzurum



City	Activity Center	Address
Gaziantep	Gaziantep Office and NDC	Kocaoğlan Mah. Demokrasi Bulvarı No:185/1 Şahinbey/Gaziantep
Hatay	Hatay Office and NDC	Güzelbirlik Mah. Yunus Emre Cad. No:11-B Güzelburç/Hatay
Hatay	Hatay Global Bilgi	Mimar Sinan Mah. 2. Cad. No:4 Kırıkhan/Hatay
İstanbul	Küçükyalı Head Office	Aydınevler Mah. İsmet İnönü Cad. No:20 B Blok Maltepe/İstanbul
İstanbul	Kartal Office and NDC	Topselvi Mah. Dipçik Sk. No:31 Kartal/İstanbul
İstanbul	Tepebaşı Office	Meşrutiyet Cad. No:71 Tepebaşı/İstanbul
İstanbul	Mahmutbey Office and NDC	Mahmutbey Mah. İnönü Cad. No:89 Bağcılar/İstanbul
İzmir	İzmir Office	Kazım Dirik Mah. 367/7 Sokak No:12 Bornova/İzmir
İzmir	İzmir Data Center	10005. Sk. No:37 İTOB OSB Tekeli Menderes/İzmir
İzmir	RES	Çiftlik Mah. 4/1 Sk. Karadağ Tepe Mevkii, Çeşme/İzmir
İzmit	İzmit Office and NDC	Yahya Kaptan Mah. Bahçeşehir Sok. No: 30 İzmit/Kocaeli
Karaman	Karaman GES	126 Ada, 5 Parsel Sinci/Karaman
Kayseri	Kayseri Office and NDC	Kayseri Organize Sanayi Bölgesi 13. Cad. No:16 Melikgazi/Kayseri
Kırıkkale	Kırıkkale Global Bilgi	Yenidoğan Mah. Zafer Cad. Kızılkanat İş Merkezi 611. Sokak No:3 Kırıkkale
Kocaeli	Gebze Data Center	Gebze OSB, Tembelova Mevkii Mah. 3300 Sok. No: 3314 Gebze/Kocaeli
Konya	Konya Office	Parsana Mah. Zümrütova Sk. Selçuker Merkez Kat:8 No:1 Selçuklu/Konya
Konya	Konya NDC	1.Organize Sanayi, Sıhhiye Sok. Selçuklu/ Konya
Malatya	Malatya NDC	Hoca Ahmet Yesevi Mah. Mahfuz Sk. No: 35/A Yeşilyurt/Malatya
Manisa	Manisa NDC	Mustafa Kemal Blv. No:19 40303 Keçiliköy OSB, Yunusemre/Manisa
Mersin	Mersin Office and NDC	Portakal Mah. 80050 Sk. No:3 Toroslar/Mersin



City	Activity Center	Address
Muğla	Muğla Office and NDC	Muslihittin Mah. Atatürk Bulvarı No:61 Menteşe/Muğla
Samsun	Samsun Office and NDC	Mimar Sinan Mah. 160. Sk. No:18 Atakum/Samsun
Şanlıurfa	Viranşehir GES	Eyüpnebi Mah. 108 Ada 7 Parsel, 111 Ada 6 Parsel Viranşehir/Şanlıurfa
Şanlıurfa	Siverek GES	Alagün Mah. 105 Ada 13 Parsel Siverek/Şanlıurfa
Tekirdağ	Avrupa Data Center	Karaağaç OSB Mah. 48.Sok. No:1/1 Kapaklı/Tekirdağ
Trabzon	Trabzon Office and NDC	Mısırlı Mah. Hasan Turfanda Yolu No:3 Çukurçayır/Trabzon
Uşak	Uşak-1 GES	Omurca Köyü, 106 Ada, 24 Parsel, Ulubey/Uşak
Uşak	Uşak-2 GES	Omurca Köyü, 137 Ada ve 1 Parsel, 138 Ada ve 32 Parsel, 135 Ada ve 107 Parsel, Ulubey/Uşak
Van	Van Office and NDC	Yeni Mah. Sahil Sok. No: 27 Edremit/Van
Van	İpekyolu GES	Yukarı Güneyce Mah. 112 Ada, 25 Parsel İpekyolu/Van
Van	Başkale GES	114 Ada 5,7, 13,14 ,37,38,39, 41,42,43, 44,45, 49, 50,53,56,57 Parsel Başkale/Van
Yozgat	Yozgat GES	Saray Köyü 157 Ada, 113 Parsel Yerköy/Yozgat
TRNC	Central Office	Şehit Arif Salih Sk. No:12 Lefkoşa
TRNC	Warehouse	OSB 7. Cd. No:4 Lefkoşa
TRNC	Archive	Salih Mecit Sk. Budak Apt. D8 Lefkoşa
Germany	Germany Office	SchelmenwasenstraBe 34, 70567 Stuttgart/Almanya
Belarus	Belarus Office	24 Krasnoarmeyskaya str., Minsk, 220030, Belarus
Netherlands	Netherlands Office	Gustavmahlerplein 2 1082 MA Amsterdam/Hollanda
Ukraine	Ukraine Office	Solomenska Str., 11-A Kiev 03110 Ukrayna
Türkiye'nin Otomobili Girişim Grubu (TOGG)		Bilişim Vadisi, Muallimköy, Deniz Cad. No:143/1, 41400 Gebze/Kocaeli

Glossary

6GEN-LAB	6G-focused R&D laboratory / innovation platform
A.Ş.	Incorporated Company in Türkiye
ABC	Anti-Bribery and Corruption
ADR	American Depositary Receipt
AI4Green	AI-supported environmental sustainability applications approach
Alliance 8.7	Global partnership formed within the scope of UN SDG 8.7
ARPU	Average Revenue Per User
B2B	Business to Business
BES	Private Pension System
BİLSEM	Science and Arts Centers
BiP	Turkcell messaging and communication app
BIST	Borsa İstanbul
BoD	Board of Directors
BOTAŞ	Petroleum Pipeline Corporation
BREEAM	Building Research Establishment Environmental Assessment Method
CAPEX	Capital Expenditures
CB	Cell Broadcast
CbCR	Country-by-Country Reporting
CBRT	Central Bank of the Republic of Türkiye
CDP	Carbon Disclosure Project
CEO	Chief Executive Officer
CFD	Computational Fluid Dynamics
CMB	Capital Markets Board
COP28	28th Meeting of the Conference of the Parties (COP) to the United Nations Framework Convention on Climate Change
COSO	Committee of Sponsoring Organizations of the Treadway Commission (organization known for its internal control and corporate risk frameworks)
CPA	Certified Public Accountant
CPS	Current Policies Scenario
CSR	Corporate Social Responsibility
DEFRA	United Kingdom Department for Environment, Food & Rural Affairs
DSİ	State Hydraulic Works
DX	Digital Transformation
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EES	Employee Engagement Survey
EF	Emission Factor
EPA	United States Environmental Protection Agency
ERM	Enterprise Risk Management
ESG	Environmental, Social, Governance
ESS	Energy Storage System
EV	Electric Vehicle
FCPA	Foreign Corrupt Practices Act
fizy	Turkcell digital music service
FTSE4Good	FTSE Russell sustainability index series
FTTB	Fiber to the Building
FWA	Fixed Wireless Access
GAME+	Turkcell cloud games / gaming service
GB	Gigabyte (data unit)
GHG	Greenhouse Gas

GHz	Gigahertz (frequency unit)
GJ	Gigajoule (energy unit)
GPON	Gigabit Passive Optical Network
Greensite	Base station with direct supply of renewable energy
GRI	Global Reporting Initiative (sustainability reporting standards)
GSMA	GSM Association (Global System for Mobile Communications Association)
GWP	Global Warming Potential
HIMSS 7	HIMSS EMRAM Stage 7 (highest level of hospital digital maturity model)
Horizon 2020	European Union Horizon 2020 R&D and innovation programme
HSC	Home Solutions Center
HVAC	Heating, Ventilation, Air Conditioning
ICMA	International Capital Market Association
ICNIRP	International Commission on Non-Ionizing Radiation Protection
ICTA	Information and Communication Technologies Authority
IEA	International Energy Agency
IEEE SA	IEEE Standards Association
IFRS	International Financial Reporting Standards (IFRS)
IIRC	International Integrated Reporting Council
ILO	International Labor Organization
IoT	Internet of Things
IPCC	Intergovernmental Panel on Climate Change
IPTV	Internet Protocol Television (TV broadcasting over IP)
IR	Integrated Reporting
I-REC	International Renewable Energy Certificate
ISO	International Organization for Standardization
IT	Information Technology

ITU	International Telecommunication Union
KGK	Public Oversight, Accounting and Auditing Standards Authority
Kraljic Matrix	Portfolio matrix used for procurement categorization and supplier risk management
KRI	Key Risk Indicator
LCA	Life Cycle Assessment
LEED	Leadership in Energy and Environmental Design (green building certification)
lifebox	Turkcell cloud storage service
LLM	Large Language Model
LMA	Loan Market Association
LSEG	London Stock Exchange Group
LSTA	Loan Syndications and Trading Association
M2M	Machine-to-Machine (machine-to-machine communication)
Mbps	Megabit per second (data rate)
MHz	Megahertz (frequency unit)
MSCI	Morgan Stanley Capital International (index provider; ESG/indices)
MW	Megawatt (power unit)
NGO	Non-Governmental Organization
NLU	Natural Language Understanding
NOx	Nitrogen Oxides
NYSE	New York Stock Exchange
NZE 2050	Net Zero Emissions by 2050 Scenario
OECD	Organization for Economic Co-operation and Development
Off-grid	Off-grid energy/operation (without network connection)
OHS	Occupational Health and Safety
Omnichannel	Multiple channels such as dealers, call center and digital to be combined for customer experience management
ONT	Optical Network Terminal (end device in fiber access)



OPEX	Operating Expenditures
PCAOB	Public Company Accounting Oversight Board (U.S. independent audit oversight board)
POS	Point of Sale (sales point/payment terminal)
PUE	Power Usage Effectiveness (data center energy efficiency metric)
R&D	Research and Development
Router	Router (network device)
RPA	Robotic Process Automation
RSP	Regional Solution Partners
S&P	S&P Global / Standard & Poor's (credit rating and index provider)
SASB	Sustainability Accounting Standards Board (sectoral sustainability reporting standards)
SBTi	Science Based Targets initiative
SDG	Sustainable Development Goals
SDK	Software Development Kit
SD-WAN	Software-Defined Wide Area Network
SEC	U.S. Securities and Exchange Commission (U.S. capital markets regulator)
SME	Small and Medium-sized Enterprise
SMS	Short Message Service
SNS	Smart Network and Services
SOX	Sarbanes-Oxley Act (US financial reporting and internal control legislation)
SOx	Sulfur oxides
SPP	Solar Power Plant
SROI	Social Return on Investment (method for measuring return on social investment)
SSP1-2.6	Sustainable Development Scenario, low emission pathway (Shared Socioeconomic Pathway 1-2.6)
SSP2-4.5	Middle Ground Scenario, medium emission pathway (Shared Socioeconomic Pathway 2-4.5)
SSP5-8.5	Fossil-Fueled Development Scenario, very high emission pathway (Shared Socioeconomic Pathway 5-8.5)
STEPS	Stated Policies Scenario
T.Life	Turkcell digital life/ecosystem brand
TCC	Turkish Commercial Code
Techfin	Technology-driven financial services model (finance + technology)
TEİ	Supplier-Centric Innovation
Teknocan	AI-supported self-service chatbot solution
TODİEK	Turkcell Common Values and Code of Ethics
TSR	Total Shareholder Return
TSRS	Türkiye Sustainability Reporting Standards
TÜBİSAD	Informatics Industry Association of Türkiye
TÜBİTAK	Scientific and Technological Research Council of Türkiye
TURKSTAT	Turkish Statistical Institute
TV+	Turkcell IPTV / OTT platform
TWF	Türkiye Wealth Fund
UÇBS	National Environmental Information System
UN	United Nations
UNGC	United Nations Global Compact (UN Global Principles Agreement)
VAT	Value Added Tax
VCIF	Venture Capital Investment Fund
VoC	Voice of Customer (customer voice, feedback insight)
VOC	Volatile Organic Compounds
WACC	Weighted Average Cost of Capital
WattWise	Energy efficiency performance monitoring and improvement project
WBCSD	World Business Council for Sustainable Development
WEEE	Waste Electrical and Electronic Equipment



WEPs	Women's Empowerment Principles
WHO	World Health Organization
WPP	Wind Power Plant
WRI	World Resources Institute
WUE	Water Usage Effectiveness (data center water efficiency metric)
XGS-PON	10-Gigabit Symmetric Passive Optical Network (symmetric 10G PON)
YEK-G	Renewable Energy Guarantee System
YUPO	Talent and Succession Management Program



Turkcell İletişim Hizmetleri A.Ş.

Turkcell Küçükyalı Plaza,
Aydınevler Mahallesi İsmet İnönü
Caddesi No:20 Küçükyalı B Blok
Ofispark - Maltepe / İSTANBUL

Trade Register Number: 304844
www.turkcell.com.tr
dahaiyibirdunya@turkcell.com.tr

Legal Disclaimer

The sustainability section of our Integrated Report has been prepared in accordance with the principles of the Global Reporting Initiative (GRI), the United Nations Global Compact, and the United Nations Women's Empowerment Principles.

The sustainability data presented herein is provided for informational purposes only and is not intended to serve as a basis for any investment decision. Such data does not constitute an offer, or any part of an offer, for the sale of Turkcell shares, nor does it constitute an invitation to participate in any such sale process. The publication of this information should not be construed as establishing any form of legal relationship.

The information and related documents provided under this section are, as of the date of this report, accurate to the best of our knowledge, presented in good faith, and based on reliable sources. However, Turkcell makes no representations, warranties, or commitments regarding this data.

Reporting

Semtrio Eğitim ve Danışmanlık Hizmetleri A.Ş.
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SEMTRIO
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Design

Fameus Studio
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